             As filed with the Securities and Exchange Commission
                                  on October 26, 1995



                                        Registration No. 33-62017


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM N-14

                       REGISTRATION STATEMENT UNDER THE
                            SECURITIES ACT OF 1933

[X] Pre-Effective Amendment No. 1          [ ] Post-Effective Amendment No.

                            Smith Barney Muni Funds
              (Exact Name of Registrant as Specified in Charter)

                Area Code and Telephone Number:  (212) 816-6474

                    388 Greenwich Street, New York, New York  10013
      (Address of Principal Executive Offices)       (Zip code)

                           Christina T. Sydor, Esq.
                               Smith Barney Inc.
                             388 Greenwich Street
                           New York, New York  10013
                    (Name and Address of Agent for Service)

                                  copies to:

       John E. Baumgardner, Jr., Esq.         Burton M. Leibert, Esq.
             Sullivan & Cromwell             Willkie Farr & Gallagher
              125 Broad Street                  One Citicorp Center
          New York, New York  10004            153 East 53rd Street
                                             New York, New York  10022

Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.

Registrant has registered an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended; accordingly, no fee is payable herewith. Registrant's Rule 24f-2 Notice for the fiscal period ended March 31, 1995 was electronically filed with the Securities and Exchange Commission on May 26, 1995.

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                            SMITH BARNEY MUNI FUNDS

                                  CONTENTS OF
                            REGISTRATION STATEMENT



This Registration Statement contains the following pages and documents:

     Front Cover

     Contents Page

     Cross Reference Sheet

     Letter to Shareholders

     Notice of Special Meeting

     Part A - Prospectus/Proxy Statement

     Part B - Statement of Additional Information

     Part C - Other Information

     Signature Page

     Exhibits

                            SMITH BARNEY MUNI FUNDS

                        FORM N-14 CROSS REFERENCE SHEET
     Pursuant to Rule 481(a) under the Securities Act of 1933, as amended


                                             Prospectus/Proxy
          Part A Item No. and Caption        Statement Caption

          Item 1.   Beginning of             Cover Page; Cross Reference
                    Registration             Sheet
                    Statement and
                    Outside Front Cover
                    Page of Prospectus

          Item 2.   Beginning and            Table of Contents
                    Outside Back Cover
                    Page of Prospectus

          Item 3.   Fee Table, Synopsis      Fee Table; Summary; Risk
                    Information, and         Factors; Comparison of
                    Risk Factors             Investment Objectives
                                             and Policies

          Item 4.   Information About        Summary; Reasons for the
                    the Transaction          Reorganization; Information
                                             About the Reorganization;
                                             Information on Shareholders'
                                             Rights; Exhibit A (Agreement
                                             and Plan of Reorganization)

          Item 5.   Information About        Cover Page; Summary;
                    the Registrant           Information About the
                                             Reorganization; Comparison of
                                             Investment Objectives and
                                             Policies; Information on
                                             Shareholders' Rights;
                                             Information About the
                                             Acquiring Fund; Additional
                                             Information About Smith Barney
                                             New York Municipals Fund Inc.
                                             and Smith Barney Muni Funds;
                                             Prospectus of Smith Barney
                                             Muni Funds -- New York
                                             Portfolio dated July 31, 1995,
                                             as supplemented by a
                                             Prospectus Supplement dated
                                             October 2, 1995.

          Item 6.   Information About        Summary; Information About the
                    the Company Being        Reorganization; Comparison of
                    Acquired                 Investment Objectives and
                                             Policies; Information on
                                             Shareholders' Rights;
                                             Information About the Acquired
                                             Fund; Additional Information
                                             About Smith Barney New York
                                             Municipals Fund Inc. and Smith
                                             Barney Muni Funds

          Item 7.   Voting Information       Summary; Information About the
                                             Reorganization; Information on
                                             Shareholders' Rights; Voting
                                             Information

          Item 8.   Interest of Certain      Financial Statements and
                    Persons and Experts      Experts; Legal Matters

          Item 9.   Additional               Not Applicable
                    Information Required
                    for Reoffering By
                    Persons Deemed to be
                    Underwriters

                                             Statement of Additional
          Part B Item No. and Caption        Information Caption

          Item 10.  Cover Page               Cover Page

          Item 11.  Table of Contents        Cover Page

          Item 12.  Additional               Cover Page; Statement of
                    Information About        Additional Information of
                    the Registrant           Smith Barney Muni Funds dated
                                             July 31, 1995.

          Item 13.  Additional               Not Applicable
                    Information About
                    the Company Being
                    Acquired

          Item 14.  Financial Statements     Annual Report of Smith Barney
                                             Muni Funds -- New York
                                             Portfolio; Annual Report of
                                             Smith Barney New York
                                             Municipals Fund Inc.; Semi-
                                             Annual Report of New York
                                             Municipals Fund Inc.; Pro
                                             Forma Financial Statements

          Part C Item No. and Caption        Other Information Caption

          Item 15.  Indemnification          Incorporated by reference to
                                             Part A caption "Information on
                                             Shareholders' Rights --
                                             Liability of
                                             Directors/Trustees"

          Item 16.  Exhibits                 Exhibits

          Item 17.  Undertakings             Undertakings

                           [Smith Barney Letterhead]

                      A SPECIAL NOTICE TO SHAREHOLDERS OF
                  SMITH BARNEY NEW YORK MUNICIPALS FUND INC.

                            Your Vote is Important



Dear Shareholder:

The Board of Directors of Smith Barney New York Municipals Fund Inc. ("New York Fund") has recently reviewed and unanimously endorsed a proposal for a reorganization of New York Fund which it judges to be in the best interests of New York Fund's shareholders.

UNDER THE TERMS OF THE PROPOSAL, SMITH BARNEY MUNI FUNDS ON BEHALF OF ITS NEW YORK PORTFOLIO ("NEW YORK PORTFOLIO") WOULD ACQUIRE ALL OR SUBSTANTIALLY ALL OF THE ASSETS AND LIABILITIES OF NEW YORK FUND. After the transaction, New York Fund will be liquidated and you will become a shareholder of New York Portfolio, having received shares with an aggregate value equivalent to the aggregate net asset value of your investment in New York Fund at the time of the transaction. No sales charge will be imposed in the transaction. The transaction will, in the opinion of counsel, be free from federal income taxes to you, New York Fund and New York Portfolio, and it is intended that the combined fund will be managed by the same portfolio manager who currently manages New York Portfolio.



The Board of Directors of New York Fund has determined that it is advantageous to combine New York Fund with New York Portfolio as part of the consolidation and integration of the two separate and distinct groups of mutual funds currently distributed by Smith Barney Inc. that resulted from the acquisition by Travelers Group Inc. (formerly Primerica Corporation) of certain assets of Lehman Brothers Inc. (formerly Shearson Lehman Brothers Inc.), including its retail brokerage and domestic asset management business. In particular, the combination of New York Fund and New York Portfolio is expected to eliminate investor confusion associated with the offering by Smith Barney Inc. of two similar New York municipal bond funds that provide differing yields and also should permit the funds' investment personnel to concentrate their efforts on the management of one fund rather than having to divide their attention between two funds with similar investment objectives.

In addition, the Board of Directors of New York Fund has determined that the proposed reorganization should provide benefits to Class A, Class B and Class C shareholders of New York Fund due, in part, to savings in expenses borne by such shareholders. Specifically, it is anticipated that the expense ratio for Class A, Class B and Class C shares of the combined fund would be lower than the expense ratio currently applicable to Class A, Class B and Class C shares of New York Fund.

           SPECIAL MEETING OF SHAREHOLDERS:  YOUR VOTE IS IMPORTANT

To consider this transaction, we have called a Special Meeting of Shareholders to be held on November 14, 1995. WE STRONGLY INVITE YOUR PARTICIPATION BY ASKING YOU TO REVIEW, COMPLETE AND RETURN YOUR PROXY PROMPTLY.

Detailed information about the proposed transaction is described in the enclosed proxy statement. On behalf of the Board of Directors, I thank you for your participation as a shareholder and urge you to please exercise your right to vote by completing, dating and signing the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience.

If you have any questions regarding the proposed transaction, please feel free to call your Smith Barney Financial Consultant who will be pleased to assist you.

IT IS VERY IMPORTANT THAT YOUR VOTING INSTRUCTIONS BE RECEIVED PROMPTLY.

                                   Sincerely,





                                   Heath B. McLendon
                                   Chairman of the Board

October 26, 1995

                  SMITH BARNEY NEW YORK MUNICIPALS FUND INC.
                             388 Greenwich Street
                           New York, New York  10013


                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                        To Be Held on November 14, 1995



          Notice is hereby given that a Special Meeting of Shareholders (the "Meeting") of Smith Barney New York Municipals Fund Inc. ("New York Fund") will be held at 388 Greenwich Street, 26th Floor, New York, New York on November 14, 1995, commencing at 2:30 p.m. for the following purposes:

     1. To approve or disapprove the Agreement and Plan of Reorganization dated as of October 23, 1995 providing for (i) the acquisition of all or substantially all of the assets of New York Fund by Smith Barney Muni Funds on behalf of its New York Portfolio ("New York Portfolio") in exchange for shares of New York Portfolio and the assumption by Smith Barney Muni Funds on behalf of New York Portfolio of scheduled liabilities of New York Fund, (ii) the distribution of such shares of New York Portfolio to shareholders of New York Fund in liquidation of New York Fund and (iii) the subsequent dissolution of New York Fund.

     2. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

          The Board of Directors of New York Fund has fixed the close of business on September 25, 1995 as the record date for the determination of shareholders of New York Fund entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

          IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY.

          SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE SPECIAL MEETING ARE URGED TO SIGN AND RETURN WITHOUT DELAY THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES, SO THAT THEIR SHARES MAY BE REPRESENTED AT THE MEETING. INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXY CARDS ARE SET FORTH ON THE FOLLOWING PAGE. PROXIES MAY BE REVOKED AT ANY TIME BEFORE THEY ARE EXERCISED BY THE SUBSEQUENT EXECUTION AND SUBMISSION OF A REVISED PROXY, BY GIVING WRITTEN NOTICE OF REVOCATION TO NEW YORK FUND AT ANY TIME BEFORE THE PROXY IS EXERCISED OR BY VOTING IN PERSON AT THE MEETING.

                                   By Order of the Board of Directors

                                   Christina T. Sydor, Esq.
                                   Secretary

October 26, 1995


          YOUR PROMPT ATTENTION TO THE ENCLOSED PROXY WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

                     INSTRUCTIONS FOR SIGNING PROXY CARDS


          The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.

     1. Individual Accounts: Sign your name exactly as it appears in the registration on the proxy card.

     2. Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to the name shown in the registration on the proxy card.

     3. All Other Accounts: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:

Registration                                    Valid Signatures

  Corporate Accounts
    (1)  ABC Corp.  . . . . . . . . . . . . . .    ABC Corp.
    (2)  ABC Corp.  . . . . . . . . . . . . . .    John Doe, Treasurer
    (3)  ABC Corp.
           c/o John Doe, Treasurer  . . . . . .    John Doe
    (4)  ABC Corp. Profit Sharing Plan. . . . .    John Doe, Trustee

  Trust Accounts
    (1)  ABC Trust  . . . . . . . . . . . . . .    Jane B. Doe, Trustee
    (2)  Jane B. Doe, Trustee
           u/t/d 12/28/78 . . . . . . . . . . .    Jane B. Doe

  Custodial or Estate Accounts
    (1)  John B. Smith, Cust.
           f/b/o John B. Smith, Jr. UGMA . . . .   John B. Smith
    (2)  John B. Smith  . . . . . . . . . . . . .  John B. Smith, Jr., Executor

               PROSPECTUS/PROXY STATEMENT DATED OCTOBER 26, 1995

                         Acquisition Of The Assets Of

                  SMITH BARNEY NEW YORK MUNICIPALS FUND INC.
                             388 Greenwich Street
                           New York, New York 10013
                                (800) 224-7523

                       By And In Exchange For Shares Of

                              NEW YORK PORTFOLIO
                      a separate investment portfolio of
                            SMITH BARNEY MUNI FUNDS
                             388 Greenwich Street
                           New York, New York 10013
                                (800) 224-7523


          This Prospectus/Proxy Statement is being furnished to shareholders of the Smith Barney New York Municipals Fund Inc. (the "Acquired Fund") in connection with a proposed plan of reorganization to be submitted to shareholders of the Acquired Fund for consideration at a Special Meeting of Shareholders to be held on November 14, 1995 at 2:30 p.m. (the "Meeting"), at the offices of Smith Barney Inc. ("Smith Barney") located at 388 Greenwich Street, 26th Floor, New York, New York 10013, or any adjournment or adjournments thereof.

          The plan provides for all or substantially all of the assets of the Acquired Fund to be acquired by Smith Barney Muni Funds, on behalf of its New York Portfolio (the "Acquiring Fund"), in exchange for shares of the Acquiring Fund and the assumption by Smith Barney Muni Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund (hereinafter referred to as the "Reorganization"). (The Acquiring Fund and the Acquired Fund are sometimes referred to hereinafter as the "Funds" and individually as a "Fund".) Shares of the Acquiring Fund would be distributed to shareholders of the Acquired Fund in liquidation of the Acquired Fund and thereafter the Acquired Fund would be dissolved. As a result of the proposed Reorganization, each shareholder of the Acquired Fund will receive that number of shares of the Acquiring Fund having an aggregate value equal to the aggregate net asset value of such shareholder's shares of the Acquired Fund immediately prior to the Reorganization. Holders of Class A shares of the Acquired Fund will receive Class A shares of the Acquiring Fund, and no sales charge will be imposed on the Class A shares of the Acquiring Fund received by the Acquired Fund Class A shareholders. Holders of Class B or Class C shares of the Acquired Fund will receive Class B or Class C shares, respectively, of the Acquiring Fund. No contingent deferred sales charge ("CDSC") will be imposed on Class B or Class C shares of the Acquiring Fund upon consummation of the Reorganization. However, any CDSC which is applicable to a shareholder's investment will continue to apply and, in calculating the applicable CDSC payable upon the subsequent redemption of Class B or Class C shares of the Acquiring Fund, the period during which an Acquired Fund shareholder held Class B or Class C shares of the Acquired Fund will be counted. This transaction is structured to be tax-free for federal income tax purposes to shareholders and to both the Acquiring Fund and the Acquired Fund.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The Acquired Fund is an open-end, non-diversified management investment company whose investment objective is to provide New York investors with as high a level of dividend income exempt from federal income taxes and New York State and New York City personal income taxes as is consistent with prudent investment management and the preservation of capital. The Acquiring Fund is a separate investment portfolio of Smith Barney Muni Funds, an open-end, non-diversified management investment company, whose investment objective is to pay its shareholders as high a level of income exempt from federal income taxes and from New York State and City personal income taxes as is consistent with prudent investing.

          Smith Barney Mutual Funds Management Inc., 388 Greenwich Street, New York, New York 10013 (the "Manager"), serves as investment manager to both the Acquiring Fund and the Acquired Fund. The Manager is a wholly owned subsidiary of Smith Barney Holdings Inc. which, in turn, is a wholly owned subsidiary of Travelers Group Inc. It is proposed that, in connection with the Reorganization, Peter M. Coffey, the portfolio manager who manages the Acquiring Fund's portfolio, would manage the combined fund. Mr. Coffey, a Managing Director of Smith Barney, has served as Vice President and Investment Officer of the Acquiring Fund since its inception on July 16, 1987, and manages the day-to-day operations of the Acquiring Fund, including making substantially all investment decisions.

          The investment policies of the Acquiring Fund are generally similar to those of the Acquired Fund. Certain differences in the investment policies of the Acquiring Fund and the Acquired Fund, however, are described under "Comparison of Investment Objectives and Policies" in this Prospectus/Proxy Statement.

          This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Acquiring Fund that a prospective investor should know before investing. Certain relevant documents listed below, which have been filed with the Securities and Exchange Commission ("SEC"), are incorporated in whole or in part by reference. A Statement of Additional Information dated October 26, 1995, relating to this Prospectus/Proxy Statement and the Reorganization, has been filed with the SEC and is incorporated by reference into this Prospectus/Proxy Statement. A copy of such Statement of Additional Information is available upon request and without charge by writing to the Acquired Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by contacting a Smith Barney Financial Consultant.

     1. The Prospectus of Smith Barney Muni Funds -- New York Portfolio dated July 31, 1995, as supplemented by a Prospectus Supplement dated October 2, 1995, is incorporated in its entirety by reference, and a copy is included herein.

     2. The Prospectus of Smith Barney New York Municipals Fund Inc. dated March 1, 1995, as supplemented by Prospectus Supplements dated May 25, 1995, July 11, 1995, July 15, 1995 and July 20, 1995, is
          incorporated in its entirety by reference.

          Also accompanying this Prospectus/Proxy Statement as Exhibit A is a copy of the Agreement and Plan of Reorganization (the "Plan") for the proposed transaction.

                               TABLE OF CONTENTS

                                                                          PAGE

ADDITIONAL MATERIALS  . . . . . . . . . . . . . . . . . . . . . . . . . .    5

FEE TABLES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6

SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16

REASONS FOR THE REORGANIZATION  . . . . . . . . . . . . . . . . . . . . .   17

INFORMATION ABOUT THE REORGANIZATION  . . . . . . . . . . . . . . . . . .   20

INFORMATION ABOUT THE ACQUIRING FUND  . . . . . . . . . . . . . . . . . .   25

INFORMATION ABOUT THE ACQUIRED FUND . . . . . . . . . . . . . . . . . . .   33

COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES  . . . . . . . . . . . .   44

INFORMATION ON SHAREHOLDERS' RIGHTS . . . . . . . . . . . . . . . . . . .   52

ADDITIONAL INFORMATION ABOUT SMITH BARNEY NEW YORK
MUNICIPALS FUND INC. AND SMITH BARNEY MUNI FUNDS  . . . . . . . . . . . .   55

OTHER BUSINESS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   56

VOTING INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . .   56

FINANCIAL STATEMENTS AND EXPERTS  . . . . . . . . . . . . . . . . . . . .   57

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   58

EXHIBIT A:  AGREEMENT AND PLAN OF REORGANIZATION  . . . . . . . . . . . .  A-1

                             ADDITIONAL MATERIALS

          The following additional materials, which have been incorporated by reference into the Statement of Additional Information dated October 26, 1995 relating to this Prospectus/Proxy Statement and the Reorganization, will be sent to all shareholders requesting a copy of such Statement of Additional Information.

     1. Statement of Additional Information of Smith Barney Muni Funds dated July 31, 1995.

     2. Annual Report of Smith Barney Muni Funds -- New York Portfolio for the fiscal year ended March 31, 1995.

     3. Annual Report of Smith Barney New York Municipals Fund Inc. for the fiscal year ended December 31, 1994.

     4. Semi-Annual Report of Smith Barney New York Municipals Fund Inc. for the six-month period ended June 30, 1995.

     5.  Pro Forma Financial Statements.

                                  FEE TABLES

          Following are tables showing current costs and expenses of the Acquired Fund and the Acquiring Fund and the pro forma costs and expenses expected to be incurred by the Acquiring Fund after giving effect to the Reorganization, each based on the maximum sales charge or maximum CDSC that may be incurred at the time of purchase or redemption.

CLASS A SHARES




                                                                       Acquired               Acquiring
                                                                         Fund                   Fund               Pro Forma***

 Shareholder Transaction Expenses
    Maximum sales charge imposed on
    purchases (as a percentage of
    offering price)  . . . . . . . . . . . . . . . . . . . . .              4.00%                   4.00%                4.00%

    Maximum CDSC (as a percentage of
    original cost or redemption proceeds,
    whichever is lower) . . . . . . . . .                                    None*                  None*                 None*

 Annual Operating Expenses
    (as a percentage of average net assets)
    Management fees  . . . . . . . . . . . . . . . . . . . . .              0.54%****               0.45%                0.50%*****
    12b-1 fees . . . . . . . . . . . . . . . . . . . . . . . .              0.15                    0.15******           0.15
    Other expenses** . . . . . . . . . . . . . . . . . . . . .              0.08                    0.13                 0.07

 Total Operating Expenses  . . . . . . . . . . . . . . . . . .              0.77%                   0.73%                0.72%




* Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months.

** "Other expenses" for Class A shares of the Acquired Fund are based on expenses for the six-month period ended June 30, 1995, for the Acquiring Fund on expenses for the fiscal year ended March 31, 1995, and for the pro forma financial figures are based on estimated expenses for the fiscal year ended March 31, 1995.

*** The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the Reorganization had taken place as of April 1, 1994.

**** For investment advisory services, the Acquired Fund pays the Manager a fee at the following annual rates of average daily net assets: 0.35% up to $500 million and 0.32% in excess of $500 million. For administrative services rendered, the Acquired Fund pays the Manager a fee at the following annual rates of average daily net assets: 0.20% to $500 million and 0.18% in excess of $500 million. Effective on November 17, 1995 (the anticipated date of the Reorganization), the Manager has agreed to reduce the Acquired Fund's aggregate management fee to 0.50% of the Acquired Fund's average daily net assets.

***** Assumes approval by shareholders of the Acquiring Fund of a proposal to increase the management fees payable by the Acquiring Fund from 0.45% to 0.50% of the Acquiring Fund's average daily net assets. See "Reasons for the Reorganization."

****** 12b-1 fees for the fiscal year ended March 31, 1995 have been restated to reflect the annualized level of 12b-1 fees currently authorized to be paid. 12b-1 fees were instituted by the Acquiring Fund in November 1994.






























































CLASS B SHARES





                                                                     Acquired                Acquiring
                                                                       Fund                    Fund                Pro Forma***

 Shareholder Transaction Expenses
     Maximum sales charge imposed on
     purchases (as a  percentage of offering
     price) . . . . . . . . . . . .                                       None                    None                  None

     Maximum CDSC (as a percentage of
     original cost or redemption proceeds,
     whichever is lower)  . . . . . .                                     4.50%                  4.50%                  4.50%

 Annual Operating Expenses
     (as a percentage of average net assets)
    Management fees  . . . . . . . . . . . . . . . . . . .                 0.54%****              0.45%                  0.50%*****
    12b-1 fees*  . . . . . . . . . . . . . . . . . . . . .                 0.65                   0.65                   0.65
    Other expenses** . . . . . . . . . . . . . . . . . . .                 0.10                   0.17                   0.08

 Total Operating Expenses  . . . . . . . . . . . . . . . .                 1.29%                  1.27%                  1.23%




* Upon conversion of Class B shares to Class A shares, such shares will no longer be subject to a distribution fee.

** "Other expenses" for Class B shares of the Acquired Fund are based on expenses for the six-month period ended June 30, 1995, for the Acquiring Fund on expenses for the fiscal year ended March 31, 1995, and for the pro forma financial figures are based on estimated expenses for the fiscal year ended March 31, 1995.

*** The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the Reorganization had taken place as of April 1, 1994.

**** For investment advisory services, the Acquired Fund pays the Manager a fee at the following annual rates of average daily net assets: 0.35% up to $500 million and 0.32% in excess of $500 million. For administrative services rendered, the Acquired Fund pays the Manager a fee at the following annual rates of average daily net assets: 0.20% to $500 million and 0.18% in excess of $500 million. Effective on November 17, 1995 (the anticipated date of the Reorganization), the Manager has agreed to reduce the Acquired Fund's aggregate management fee to 0.50% of the Acquired Fund's average daily net assets.

***** Assumes approval by shareholders of the Acquiring Fund of a proposal to increase the management fees payable by the Acquiring Fund from 0.45% to 0.50% of the Acquiring Fund's average daily net assets. See "Reasons for the Reorganization."


CLASS C SHARES





                                                                   Acquired               Acquiring
                                                                     Fund                   Fund                 Pro Forma***

 Shareholder Transaction Expenses
     Maximum sales charge imposed on
     purchases (as a percentage of offering
     price) . . . . . . . . . . . . . . . . . . . . . . .              None                   None                     None

     Maximum CDSC (as a percentage of
     original cost or redemption proceeds,
     whichever is lower)  . . . . . . . . . . . . . . . . .           1.00%                    1.00%                    1.00%

 Annual Operating Expenses
     (as a percentage of average net assets)
     Management fees . . . . . . . . . . . . . . . . . . .             0.54%****                0.45%                    0.50%*****
     12b-1 fees* . . . . . . . . . . . . . . . . . . . . .             0.70                     0.70                     0.70
     Other expenses**  . . . . . . . . . . . . . . . . . .             0.11                     0.13                     0.08

 Total Operating Expenses  . . . . . . . . . . . . . . . .             1.35%                    1.28%                    1.28%




* Class C shares do not have a conversion feature and, therefore, are subject to an ongoing distribution fee. As a result, long-term shareholders of Class C shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.

**                  "Other expenses" for Class C shares of the Acquired Fund
                     are based on expenses for the six-month period ended June 30, 1995, for the Acquiring Fund on expenses for the fiscal year ended March 31, 1995, and for the pro forma financial figures are based on estimated expenses for the fiscal year ended March 31, 1995.


*** The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the Reorganization had taken place as of April 1, 1994.

****                 For investment advisory services, the Acquired Fund pays the Manager a fee at the following annual rates of average daily net
                     assets:  0.35% up to $500 million and 0.32% in excess of
                     $500 million.  For administrative services rendered, the
                     Acquired Fund pays the Manager a fee at the following
                     annual rates of average daily net assets:  0.20% to $500
                     million and 0.18% in excess of $500 million.  Effective
                     on November 17, 1995 (the anticipated date of the
                     Reorganization), the Manager has agreed to reduce the
                     Acquired Fund's aggregate management fee to 0.50% of the
                     Acquired Fund's average daily net assets.

*****                Assumes approval by shareholders of the Acquiring Fund of a proposal to increase the management fees payable by the Acquiring
                     Fund from 0.45% to 0.50% of the Acquiring Fund's average
                     daily net assets.  See "Reasons for the Reorganization."


Examples

    The following examples are intended to assist an investor in understanding the various costs that an investor will bear directly or indirectly. The examples assume payment of operating expenses at the levels set forth in the tables above.





                                                                   1 Year            3 Years          5 Years             10 Years*

 An investor would pay the following expenses on a $1,000 investment, assuming (1) 5.00% annual return and (2) redemption at the end of each time period:

 Class A
    Acquired Fund  . . . . . . . . . . . . . . . . .                 $48               $64               $81                $132
    Acquiring Fund . . . . . . . . . . . . . . . . .                  47                62                79                 127
    Pro Forma  . . . . . . . . . . . . . . . . . . .                  47                62                78                 126

 Class B
    Acquired Fund  . . . . . . . . . . . . . . . . .                 $58               $71               $81                $141
    Acquiring Fund . . . . . . . . . . . . . . . . .                  58                70                80                 138
    Pro Forma  . . . . . . . . . . . . . . . . . . .                  58                69                78                 135

 Class C
    Acquired Fund  . . . . . . . . . . . . . . . . .                 $24               $43               $74                $162
    Acquiring Fund . . . . . . . . . . . . . . . . .                  23                42                70                 155
    Pro Forma  . . . . . . . . . . . . . . . . . . .                  23                41                70                 155





* Ten-year figures assume conversion of Class B shares to Class A shares at the end of the eighth year following the date of purchase.


An investor would pay the following expenses on the same investment, assuming the same annual return and no redemption:




                                                                  1 Year          3 Years              5 Years           10 Years*

 Class A
      Acquired Fund  . . . . . . . . . . . . . . .                 $48               $64               $81                  $132
      Acquiring Fund . . . . . . . . . . . . . . .                  47                62                79                   127
      Pro Forma  . . . . . . . . . . . . . . . . .                  47                62                78                   126

 Class B
      Acquired Fund  . . . . . . . . . . . . . . .                 $13               $41               $71                  $141
      Acquiring Fund . . . . . . . . . . . . . . .                  13                40                70                   138
      Pro Forma  . . . . . . . . . . . . . . . . .                  13                39                68                   135

 Class C
      Acquired Fund  . . . . . . . . . . . . . . .                 $14               $43               $74                  $162
      Acquiring Fund . . . . . . . . . . . . . . .                  13                41                70                   155
      Pro Forma  . . . . . . . . . . . . . . . . .                  13                41                70                   155





* Ten-year figures assume conversion of Class B shares to Class A shares at the end of the eighth year following the date of purchase.

     The examples also provide a means for the investor to compare expense levels of funds with different fee structures over varying investment periods. To facilitate such comparison, all funds are required to utilize a 5.00% annual return assumption. However, each Fund's actual return will vary and may be greater or less than 5.00%. THESE EXAMPLES SHOULD NOT BE CONSIDERED REPRESENTATIONS OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

                                    SUMMARY

          THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ADDITIONAL INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS/PROXY STATEMENT, THE AGREEMENT AND PLAN OF REORGANIZATION, A COPY OF WHICH IS ATTACHED TO THIS PROSPECTUS/PROXY STATEMENT AS EXHIBIT A, THE ACCOMPANYING PROSPECTUS OF THE ACQUIRING FUND DATED JULY 31, 1995, AS SUPPLEMENTED BY A PROSPECTUS SUPPLEMENT DATED OCTOBER 2, 1995, AND THE PROSPECTUS OF THE ACQUIRED FUND DATED MARCH 1, 1995, AS SUPPLEMENTED BY PROSPECTUS SUPPLEMENTS DATED MAY 25, 1995, JULY 11, 1995, JULY 15, 1995 AND JULY 20, 1995.

          PROPOSED REORGANIZATION. The Plan provides for the transfer of all or substantially all of the assets of the Acquired Fund to Smith Barney Muni Funds on behalf of the Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by Smith Barney Muni Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund. The Plan also calls for the distribution of shares of the Acquiring Fund to the Acquired Fund's shareholders in liquidation of the Acquired Fund. (The foregoing proposed transaction is referred to in this Prospectus/Proxy Statement as the "Reorganization.") As a result of the Reorganization, each shareholder of the Acquired Fund will become the owner of that number of full and fractional shares of the Acquiring Fund having an aggregate value equal to the aggregate net asset value of the shareholder's shares of the Acquired Fund as of the close of business on the date that the Acquired Fund's assets are exchanged for shares of the Acquiring Fund. (Shareholders of Class A, Class B or Class C shares of the Acquired Fund will receive Class A, Class B or Class C shares, respectively, of the Acquiring Fund.) See "Information About the Reorganization -- Plan of Reorganization."

          For the reasons set forth below under "Reasons for the Reorganization," the Board of Directors of the Acquired Fund, including the Directors of the Acquired Fund who are not "interested persons" (the "Independent Directors"), as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act"), has concluded that the Reorganization would be in the best interests of the shareholders of the Acquired Fund and that the interests of the Acquired Fund's existing shareholders will not be diluted as a result of the transaction contemplated by the Reorganization and therefore has submitted the Plan for approval by the Acquired Fund's shareholders. The Board of Trustees of Smith Barney Muni Funds has reached similar conclusions with respect to the Acquiring Fund and has also approved the Reorganization in respect of the Acquiring Fund.

          Approval of the Reorganization will require the affirmative vote of a majority of the total number of votes entitled to be cast thereon at the Meeting, in person or by proxy, if a quorum is present. For purposes of voting with respect to the Reorganization, the Class A, Class B and Class C shares of the Acquired Fund will vote together as a single class. See "Voting Information."

          TAX CONSEQUENCES. Prior to completion of the Reorganization, the Funds will have received an opinion of counsel that, upon the Reorganization and the transfer of the assets of the Acquired Fund, no gain or loss will be recognized by the Acquired Fund or its shareholders for federal income tax purposes. The holding period and aggregate tax basis of the Acquiring Fund shares received by an Acquired Fund shareholder will be the same as the holding period and aggregate tax basis of the shares of the Acquired Fund previously held by such shareholder. In addition, the holding period and tax basis of the assets of the Acquired Fund in the hands of the Acquiring Fund as a result of the Reorganization will be the same as in the hands of the Acquired Fund immediately prior to the Reorganization.

          INVESTMENT OBJECTIVES AND POLICIES. The Acquiring Fund and the Acquired Fund have generally similar investment objectives, policies and restrictions. The Acquired Fund is an open-end, non-diversified management investment company whose investment objective is to provide New York investors with as a high a level of dividend income exempt from federal income taxes and New York State and New York City personal income taxes as is consistent with prudent investment management and the preservation of capital. The Acquiring Fund is a separate investment portfolio of Smith Barney Muni Funds, an open-end, non-diversified management investment company, whose investment objective is to pay its shareholders as high a level of income exempt from federal income taxes and from New York State and City personal income taxes as is consistent with prudent investing. For a discussion of the differences between the investment policies of the Acquiring Fund and the Acquired Fund, see "Comparison of Investment Objectives and Policies."

          PURCHASE AND REDEMPTION PROCEDURES. The purchase and redemption procedures available to shareholders of the Acquiring Fund are virtually identical to those of the Acquired Fund. Purchase of shares of the Acquiring Fund and the Acquired Fund may be made through the Funds' distributor, Smith Barney, a broker that clears securities transactions through Smith Barney on a fully disclosed basis (an "Introducing Broker") or an investment dealer in the selling group, at their respective public offering prices (net asset value next determined plus any applicable sales charge). Class A shares of both the Acquiring Fund and the Acquired Fund are sold subject to a maximum initial sales charge of 4.00% of the public offering price. Class A shares of either Fund may be purchased at a reduced sales charge or at net asset value, determined by aggregating the dollar amount of a new purchase and the total asset value of all Class A shares of Funds offered by Smith Barney held by such person that are exchangeable with Class A shares of either Fund and applying the (reduced) sales charge applicable to such aggregate. Purchases of Class A shares of both Funds, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months. Class B and Class C shares of both Funds are sold without an initial sales charge but are subject to higher ongoing expenses than Class A shares and are subject to a CDSC payable upon certain redemptions. In addition, Class Y shares of both Funds are sold without an initial sales charge or CDSC, and are available only to investors meeting an initial investment minimum of $5,000,000. As of September 25, 1995 (the "Record Date"), no Class Y shares of either Fund had been sold. Further, the Acquired Fund is authorized to issue a fifth class of shares, Class Z shares, exclusively for sale to tax-exempt employee benefit and retirement plans of Smith Barney and to certain unit investment trusts sponsored by Smith Barney or any of its affiliates. As of the date hereof, the Acquired Fund has not sold any Class Z shares. The Acquiring Fund does not offer Class Z shares.

          Class A shares of both the Acquiring and the Acquired Fund may be redeemed at their respective net asset values per share next determined without charge, except as set forth in the preceding paragraph. Class B shares of both Funds may be redeemed at their net asset value per share, subject to a maximum CDSC of 4.50% of the lower of original cost or redemption proceeds, declining by 0.50% the first year after purchase and by 1.00% each year thereafter to zero. Class C shares of both Funds may be redeemed at their net asset value per share, subject to a CDSC of 1.00% if such shares are redeemed during the first 12 months following their purchase. Shares of both Funds held by Smith Barney as custodian must be redeemed by submitting a written request to a Smith Barney Financial Consultant. All other shares may be redeemed through a Smith Barney Financial Consultant, Introducing Broker or dealer in the selling group or by forwarding a written request for redemption to The Shareholder Services Group, Inc. ("TSSG" or the "transfer agent"), a subsidiary of First Data Corporation. See "Redemption of Shares" in the accompanying Prospectus of the Acquiring Fund.

          EXCHANGE PRIVILEGES. The exchange privileges available to shareholders of the Acquiring Fund are virtually identical to those available to shareholders of the Acquired Fund. Shareholders of both the Acquired Fund and the Acquiring Fund may exchange at net asset value all or a portion of their shares for shares of the same class in certain other funds of the Smith Barney Mutual Funds. Any exchange will be a taxable event for which a shareholder may have to recognize a gain or a loss under federal income tax provisions. No initial sales charge is imposed on the shares being acquired in an exchange, and no CDSC is imposed on the shares being disposed of in the exchange. A sales charge differential, however, may apply to exchanges of Class A shares with other Smith Barney Mutual Funds. For purposes of computing the CDSC that may be payable upon a disposition, the Class B and Class C shares acquired in the exchange will be deemed to have been purchased on the same date as the Class B and Class C shares that were exchanged therefor. Class B shares of the Funds that are exchanged for Class B shares of other Smith Barney Mutual Funds imposing a higher CDSC will be subject to the higher applicable CDSC. See "Exchange Privilege" in the accompanying Prospectus of the Acquiring Fund.

          DIVIDENDS. The Acquired Fund declares dividends from its net investment income (that is, income other than its net realized long- and short-term capital gains) monthly, and ordinarily pays dividends on the last Friday of each month to shareholders of record as of the preceding Tuesday. Distributions of net realized long- and short-term capital gains, if any, are declared and paid annually after the end of the fiscal year in which they have been earned. Dividends of substantially all of the Acquiring Fund's net investment income are declared and paid monthly and any realized capital gains are declared and distributed annually. With respect to both Funds, unless a shareholder otherwise instructs, dividends and capital gains distributions will be reinvested automatically in additional shares of the same class at net asset value, subject to no sales charge or CDSC. The distribution option currently in effect for a shareholder of the Acquired Fund will remain in effect after the Reorganization. After the Reorganization, however, the former Acquired Fund shareholders may change their distribution option at any time by contacting a Smith Barney Financial Consultant. See "Dividends and Distributions" in the accompanying Prospectus of the Acquiring Fund.

          SHAREHOLDER VOTING RIGHTS. The Acquired Fund and Smith Barney Muni Funds are both registered with the SEC as open-end, investment companies. The Acquired Fund is a Maryland corporation having a Board of Directors. The Acquiring Fund is a separate series of Smith Barney Muni Funds, a Massachusetts business trust having a Board of Trustees. Shareholders of both Funds have similar voting rights. Neither Fund holds a meeting of shareholders annually, and there is normally no meeting of shareholders held for the purpose of electing Directors/Trustees unless and until such time as less than two-thirds of the Directors or a majority of the Trustees holding office, as the case may be, have been elected by shareholders. At that time, the Directors/Trustees in each Fund then in office will call a shareholders' meeting for the election of Directors/Trustees.

          In addition, under the laws of the State of Maryland, shareholders of the Acquired Fund do not have appraisal rights in connection with a combination or acquisition of the assets of the Fund by another entity. Shareholders of the Acquired Fund may, however, redeem their shares at net asset value (subject to any applicable CDSC) prior to the date of the Reorganization.

          For purposes of voting with respect to the Reorganization, the Class A, Class B and Class C shares of the Acquired Fund will vote together as a single class. See "Information on Shareholders' Rights -- Voting Rights."

                                 RISK FACTORS

          Due to the similarities of investment objectives and policies of the Acquiring Fund and the Acquired Fund, the investment risks are substantially similar. Such risks are generally those typically associated with municipal securities, primarily those of New York issuers. The following is a summary of certain risk factors associated with investing in shares of the Acquiring Fund, certain of which are also applicable to the Acquired Fund. This summary is qualified in its entirety by the accompanying Prospectus of the Acquiring Fund. In addition, certain risks associated with various investment strategies utilized by the Acquiring Fund, and where applicable, the Acquired Fund, are described herein under "Comparison of Investment Objectives and Policies."

Risk Factors Affecting New York

          Each Fund's ability to achieve its investment objective is dependent upon the ability of the issuers of New York obligations to meet their continuing obligations for the payment of principal and interest. New York State and New York City face long-term economic problems that could seriously affect their ability and that of other issuers of New York obligations to meet their financial obligations.

          Certain substantial issuers of New York obligations (including issuers whose obligations may be acquired by the Funds) have experienced serious financial difficulties in recent years. These difficulties have at times jeopardized the credit standing and impaired the borrowing abilities of all New York issuers and have generally contributed to higher interest costs for their borrowings and fewer markets for their outstanding debt obligations. In recent years, several different issues of municipal securities of New York State and its agencies and instrumentalities and of New York City have been downgraded by S&P and Moody's. On the other hand, strong demand for New York obligations has more recently had the effect of permitting New York obligations to be issued with yields relatively lower, and after issuance, to trade in the market at prices relatively higher, than comparably rated municipal obligations issued by other jurisdictions. A recurrence of the financial difficulties previously experienced by certain issuers of New York obligations could result in defaults or declines in the market values of those issuer's existing obligations and, possibly in the obligations of other issuers of New York obligations.

          During the most recent economic downturn, New York City has faced recurring extraordinary budget gaps that have been addressed by undertaking one-time, one-shot budgetary initiatives to close then projected budget gaps in order to achieve a balanced budget as required by laws of New York State. Even though New York City has managed to close substantial budget gaps in recent years, there can be no assurance that New York City will continue to maintain a balanced budget as required by New York State law without additional tax or other revenue increases or reduction in New York City services, which could adversely affect the City's economic base.

Risk Factors and Investment Consideration

          The ability of each Fund to achieve its investment objective is dependent on a number of factors, including the skills of the Manager in purchasing municipal obligations whose issuers have the continuing ability to meet their obligations for the payment of interest and principal when due.
The ability to achieve a high level of income is dependent on the yields of the securities in a Fund's portfolio, which are the product of factors such as general conditions of the municipal bond markets, the size of a particular offering, the maturity of the obligations and the rating of the issue.
Changes in the market value of portfolio securities will not affect interest income derived from those securities but will affect the Acquiring Fund's net asset value. Since the Acquiring Fund's objective is to provide high current income, it will invest in municipal obligations with an emphasis on income rather than stability of net asset values.

          Each Fund is classified as a non-diversified investment company under the 1940 Act, which means that the Funds are not limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. A Fund's assumption of large positions in the obligations of a small number of issuers may cause such Fund's share price to fluctuate to a greater extent than that of a diversified company as a result of changes in the financial condition or in the market's assessment of the issuers.

          There are several risks in connection with the use of certain portfolio strategies by the Acquiring Fund, and when applicable, by the Acquired Fund. These investment strategies include purchasing when-issued securities and municipal bond index futures contracts. See "Comparison of Investment Objectives."


                        REASONS FOR THE REORGANIZATION

          The Board of Directors of the Acquired Fund has determined that it is advantageous to combine the Acquired Fund with the Acquiring Fund. The Funds have generally similar investment objectives and policies and have the same investment adviser, distributor and transfer agent. In reaching this conclusion, the Board considered a number of factors as described below.

          Among the factors considered by the Board of Directors of the Acquired Fund was the 1993 transaction pursuant to which Travelers Group Inc. (formerly Primerica Corporation) acquired certain assets of Lehman Brothers Inc. (formerly Shearson Lehman Brothers Inc.), including its retail brokerage and domestic asset management business. As a result of this transaction, Smith Barney became the sponsor of two separate and totally distinct families of mutual funds, each with, among other things, differing pricing structures, classes of shares, exchange privileges, sweep functions and types of funds. The Board was advised that, with the completion of the merger of back-office brokerage operations and the implementation of a uniform pricing and class structure on November 7, 1994, significant consolidation of the two mutual fund groups had been made feasible and desirable. The Board was further informed that the next step in this process would be to eliminate the duplication of funds within the consolidated Smith Barney fund complex. The Board of Directors of the Acquired Fund was presented with information that indicated that investors have been and will continue to be confused in the face of similar New York municipal bond funds managed by the same investment adviser (although the Acquired Fund and the Acquiring Fund have different portfolio managers, i.e., the individual primarily responsible for each Fund's day-to-day investment decisions). In particular, the Board was presented with information to the effect that, with two different funds, Smith Barney was confronted with operational and shareholder services issues, including: (i) dilution of the firm's money management and research expertise due to the splitting of attention between the two highly similar funds; and (ii) investor confusion associated with offering similar funds that provide differing yields. The Board also considered that no sales charges would be imposed in effecting the Reorganization and the advantages of eliminating duplication inherent in marketing two funds with similar investment objectives.

     At its July 19, 1995 meeting, the Board was shown pro forma financial information which indicated that, assuming the same level of assets for the combined fund after the Reorganization as on April 30, 1995, it is estimated that Class A, Class B and Class C shareholders of the Acquired Fund should experience a 0.06% decrease in total operating expenses, resulting from a decrease of 0.04% in management fees paid to the Manager accompanied by a decrease of 0.02% in certain other operating expenses. Subsequently, the following information became available: audited expenses of the Acquiring Fund for the fiscal year ended March 31, 1995, and expenses of the Acquired Fund for the six-month period ended June 30, 1995, which is included under the caption "Fee Tables" in this Prospectus/Proxy Statement. Based upon these levels of expenses, and assuming the same level of assets of the combined fund after the Reorganization as on March 31, 1995, it is estimated that Class A, Class B and Class C shareholders of the Acquired Fund should respectively experience a 0.05%, 0.06% and 0.07% decrease in total operating expenses, resulting from a decrease of 0.04% in management fees paid to the Manager accompanied by a 0.01%, 0.02% and 0.03% decrease in certain other operating expenses applicable to Class A, Class B and Class C shares, respectively. The pro forma total operating expenses considered by the Board are identical to the pro forma total operating expenses included under the caption "Fee Tables" in this Prospectus/Proxy Statement. The Board considered, among other things, the impact of the Reorganization on the Acquired Fund's shareholders, the nature and quality of services provided to shareholders, including performance, the impact of economies of scale and comparative fee structures. The Board was presented with information illustrating that the pro forma management fee to be paid by the combined fund following the Reorganization would be 0.02% lower than the average management fee paid by New York municipal funds included in a survey using data prepared by Lipper Analytical Services, Inc. (the "Lipper New York Muni Average") with respect to front-end load shares (which are comparable to Class A shares of the Funds) as of April 30, 1995 (without giving effect to management fee waivers and expense reimbursements), and that the pro forma total operating expenses of the combined fund following the Reorganization would be lower than the Lipper New York Muni Average. The Board also considered, among other things, the terms and conditions of the Reorganization and the comparative investment performance of the Funds. In addition, the Board was advised that the Reorganization would be effected as a tax-free reorganization.

          In light of the foregoing, the Board of Directors of the Acquired Fund, including the Independent Directors, has determined that it is in the best interests of the Acquired Fund and its shareholders to combine with the Acquiring Fund. The Board of Directors has also determined that a combination of the Acquired Fund and the Acquiring Fund would not result in a dilution of the interests of the Acquired Fund's shareholders.

          The Board of Trustees of Smith Barney Muni Funds has also determined that it is advantageous to the Acquiring Fund to acquire the assets of the Acquired Fund. At its June 7, 1995 meeting, the Board of Trustees was presented with information indicating that investors will continue to be confused in the face of similar New York municipal bond funds managed by the same adviser. The Board also was presented with information to the effect that, with two different funds, Smith Barney experienced: (i) dilution of the firm's money management and research expertise due to the splitting of attention between the two highly similar funds; and (ii) client confusion associated with offering similar funds that provide differing yields. In addition, among other factors, the Board of Trustees considered the proposed increase in management fee rates described below as well as pro forma financial information provided by the Manager which indicated that the Reorganization should result in a modest decrease in the expense ratio on Class A shares of the Acquiring Fund, and should not cause an increase in the expense ratio on Class B and Class C shares of the Acquiring Fund. Subsequently, the following information became available: audited expenses of the Acquiring Fund for the fiscal year ended March 31, 1995, and expenses of the Acquired Fund for the six-month period ended June 30, 1995, which is included under the caption "Fee Tables" in this Prospectus/Proxy Statement. Based upon these levels of expenses, and assuming the same level of assets of the combined fund after the Reorganization as on March 31, 1995, it is estimated that Class A and Class B shareholders of the Acquiring Fund should experience a modest decrease in total operating expenses, while Class C shareholders of the Acquiring Fund should experience no increase in total operating expenses. The Board of Trustees also considered the terms and conditions of the Reorganization and representations that the Reorganization would be effected as a tax-free reorganization. Accordingly, the Board of Trustees, including a majority of the independent Trustees, has determined that the Reorganization is in the best interests of the Acquiring Fund's shareholders and that the interests of the Acquiring Fund's shareholders would not be diluted as a result of the Reorganization.


          The Board of Trustees of Smith Barney Muni Funds has approved, and intends to submit to shareholders of the Acquiring Fund, a proposal to adopt a new management agreement which, if approved by shareholders, would increase the management fees payable by the Acquiring Fund from 0.45% to 0.50% of the Acquiring Fund's average daily net assets. All pro forma information relating to the Acquiring Fund after the Reorganization assumes that this new management agreement has been approved by the shareholders of the Acquiring Fund. In the event that the proposed new management agreement is not approved by shareholders of the Acquiring Fund, Smith Barney Muni Funds, on behalf of the Acquiring Fund, will consider the various alternatives available to it, including postponing the consummation of the Reorganization until such time as it determines that a satisfactory new management agreement has been approved or such time as it determines not to seek approval of a new management agreement.

                     INFORMATION ABOUT THE REORGANIZATION

          PLAN OF REORGANIZATION. The following summary of the Plan is qualified in its entirety by reference to the Plan (Exhibit A hereto). The Plan provides that Smith Barney Muni Funds on behalf of the Acquiring Fund will acquire all or substantially all of the assets of the Acquired Fund in exchange for shares of the Acquiring Fund and the assumption by Smith Barney Muni Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund on November 17, 1995 or such later date as may be agreed upon by the parties (the "Closing Date").

          Prior to the Closing Date, the Acquired Fund will endeavor to discharge all of its known liabilities and obligations. The Acquiring Fund will not assume any liabilities or obligations other than those reflected on an unaudited statement of assets and liabilities of the Acquired Fund prepared as of the close of regular trading on the New York Stock Exchange, currently 4:00 p.m., New York City time, on the Closing Date. The number of full and fractional Class A, Class B and Class C shares of the Acquiring Fund to be issued to the Acquired Fund shareholders will be determined on the basis of the Acquiring Fund's and the Acquired Fund's relative net asset value per Class A, Class B and Class C shares, respectively. The net asset value per share of each class will be determined by dividing assets, less liabilities, by the total number of outstanding shares of the relevant class.

          The Acquired Fund and the Acquiring Fund will utilize the procedures set forth in the Prospectus of the Acquiring Fund to determine the value of their respective portfolio securities and to determine the aggregate value of each Fund's portfolio. The method of valuation employed will be consistent with the requirements set forth in the Prospectus of the Acquiring Fund, Rule 22c-1 under the 1940 Act and the interpretation of such rule by the SEC's Division of Investment Management.

          At or prior to the Closing Date, the Acquired Fund will, and the Acquiring Fund may, declare a dividend or dividends which, together with all previous such dividends, will have the effect of distributing to their respective shareholders all taxable income for the taxable period ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid). In addition, the Acquired Fund's dividend will include its net capital gains realized in the taxable year ending on or prior to the Closing Date (after reductions for any capital loss carryforward).

          As soon after the Closing Date as conveniently practicable, the Acquired Fund will liquidate and distribute pro rata to shareholders of record as of the close of business on the Closing Date the full and fractional shares of the Acquiring Fund received by the Acquired Fund. Such liquidation and distribution will be accomplished by the establishment of accounts in the names of the Acquired Fund's shareholders on the share records of the Acquiring Fund's transfer agent. Each account will represent the respective pro rata number of full and fractional shares of the Acquiring Fund due to each of the Acquired Fund's shareholders. After such distribution and the winding up of its affairs, the Acquired Fund will be dissolved.

           The consummation of the Reorganization is subject to the conditions set forth in the Plan. Notwithstanding approval of the Acquired Fund's shareholders, the Plan may be terminated at any time at or prior to the Closing Date (i) by mutual agreement of Smith Barney Muni Funds on behalf of the Acquiring Fund, and the Acquired Fund, (ii) by Smith Barney Muni Funds on behalf of the Acquiring Fund, in the event that the Acquired Fund shall, or the Acquired Fund, in the event that Smith Barney Muni Funds shall, materially breach any representation, warranty or agreement contained in the Plan to be performed at or prior to the Closing Date, or (iii) by Smith Barney Muni Funds on behalf of the Acquired Fund, or by the Acquiring Fund, if a condition to the Plan expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

          Approval of the Plan will require the affirmative vote of a majority of the total number of votes entitled to be cast thereon at the Meeting, in person or by proxy, if a quorum is present. If the Reorganization is not approved by shareholders of the Acquired Fund, the Board of Directors of the Acquired Fund will consider other possible courses of action available to it.

          DESCRIPTION OF THE ACQUIRING FUND'S SHARES. Full and fractional shares of beneficial interest of the Acquiring Fund will be issued to the Acquired Fund in accordance with the procedures detailed in the Plan and as described in the Acquiring Fund's Prospectus. Generally, the Acquiring Fund does not issue share certificates to shareholders unless a specific request is submitted to the Acquiring Fund's transfer agent. See "Information on Shareholders' Rights" and the Prospectus of the Acquiring Fund for additional information with respect to the shares of the Acquiring Fund.

          FEDERAL INCOME TAX CONSEQUENCES. The exchange of assets for shares of the Acquiring Fund is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). As a condition to the closing of the Reorganization, Smith Barney Muni Funds on behalf of the Acquiring Fund and the Acquired Fund will receive an opinion from Willkie Farr & Gallagher, counsel to the Acquired Fund, to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for federal income tax purposes, upon consummation of the Reorganization:

          (1) the transfer of all or substantially all of the Acquired Fund's assets in exchange for the Acquiring Fund's shares and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(D) of the Code, and the Acquiring Fund and the Acquired Fund are each a "party to a reorganization" within the meaning of Section 368(b) of the Code;

          (2) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the Acquiring Fund's shares and the assumption of scheduled liabilities of the Acquired Fund;

          (3) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for the Acquiring Fund's shares and the assumption of scheduled liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund's shares to the Acquired Fund's shareholders;

          (4) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their shares of the Acquired Fund for shares of the Acquiring Fund;

          (5) the aggregate tax basis for shares of the Acquiring Fund received by each shareholder of the Acquired Fund pursuant to the Reorganization will be the same as the aggregate tax basis of shares of the Acquired Fund surrendered therefor, and the holding period of shares of the Acquiring Fund to be received by each shareholder of the Acquired Fund will include the period during which shares of the Acquired Fund exchanged therefor were held by such shareholder (provided shares of the Acquired Fund were held as capital assets on the date of the Reorganization); and

          (6) the tax basis to the Acquiring Fund of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

          Shareholders of the Acquired Fund should consult their tax advisors regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion only relates to the federal income tax consequences of the Reorganization, shareholders of the Acquired Fund should also consult their tax advisors as to state and local tax consequences, if any, of the Reorganization.

          CAPITALIZATION. The following table shows the capitalization of the Acquiring Fund and the Acquired Fund as of September 25, 1995, and on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value.




                                                  Smith Barney New York    Smith Barney Muni Funds -          Pro Forma for
                                                  Municipals Fund Inc.         New York Portfolio             Reorganization
                                                       (Unaudited)                (Unaudited)                   (Unaudited)

                                                                     (In thousands, except per share values)
 Class A Shares
 Net assets  . . . . . . . . . . . . . . . . .          $490,443                     $84,692                      $575,135
 Net asset value per share . . . . . . . . . .            $16.57                      $13.08                        $13.08
 Shares outstanding  . . . . . . . . . . . . .            29,593                       6,475                        43,964

 Class B Shares
 Net assets  . . . . . . . . . . . . . . . . .          $166,206                     $10,409                      $176,615
 Net asset value per share . . . . . . . . . .            $16.57                      $13.08                        $13.08
 Shares outstanding  . . . . . . . . . . . . .            10,031                         796                        13,503

 Class C Shares
 Net assets  . . . . . . . . . . . . . . . . .              $770                      $6,628                        $7,398
 Net asset value per share . . . . . . . . . .            $16.56                      $13.07                        $13.07
 Shares outstanding  . . . . . . . . . . . . .                46                         507                           565

 Class Y Shares
 Net assets  . . . . . . . . . . . . . . . . .             $0                        $0                           $0
 Net asset value per share . . . . . . . . . .             $0                        $0                           $0
 Shares outstanding  . . . . . . . . . . . . .              0                         0                            0

 Class Z Shares
 Net assets  . . . . . . . . . . . . . . . . .             $0                        N/A                          N/A
 Net asset value per share . . . . . . . . . .             $0                        N/A                          N/A
 Shares outstanding  . . . . . . . . . . . . .              0                        N/A                          N/A

--------------
* Less than 1.00%

          As of the Record Date, there were 6,474,614 outstanding Class A shares, 795,850 outstanding Class B shares, 507,305 outstanding Class C shares and no outstanding Class Y shares or Class Z shares of the Acquiring Fund, and 29,593,137 outstanding Class A shares, 10,030,588 outstanding Class B shares, 46,480 outstanding Class C shares and no outstanding Class Y shares or Class Z shares of the Acquired Fund. As of the Record Date, the officers and Trustees of Smith Barney Muni Funds beneficially owned as a group less than 1% of the outstanding shares of each class of the Acquiring Fund. To the best knowledge of the Trustees of Smith Barney Muni Funds, as of the Record Date, no shareholder or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act")), owned beneficially or of record more than 5% of the outstanding shares of a class of the Acquiring Fund. As of the Record Date, the officers and Directors of the Acquired Fund beneficially owned as a group less than 1% of the outstanding shares of each class of the Acquired Fund. Except as set forth in the table below, to the best knowledge of the Directors of the Acquired Fund, as of the Record Date, no shareholder or "group" (as that term is used in Section 13(d) of the Exchange Act) owned beneficially or of record more than 5% of the outstanding shares of a class of the Acquiring Fund.




                                                                                                    Percentage of
                                                                                                     Class Owned
                                                                                                      of Record
                                                                                                   or Beneficially


           Name and                                   Fund                                         Upon Consummation of the
           Address                                 and Class              As of the Record Date        Reorganization

 Sara Bernstein Rudnick                           Acquired Fund                    13.54%                    *
 James Rudnick JTWROS                             Class C
 799 Union Street
 Brooklyn, NY 11215

 Harry Shiffman                                   Acquired Fund                    8.97                      *
 Irene Shiffman JTWROS                            Class C
 180 South Middle Neck Road
 Great Neck, NY 11021

 Harry Shiffman                                   Acquired Fund                    7.57                      *
 180 South Middle Neck Road                       Class C
 Great Neck, NY 11021

 Wayne Salvatore Porter and                       Acquired Fund                    7.30                      *
 Cynthia Porter JTWROS                            Class C
 827 Canal Street
 Lindenhurst, NY 11757

 John R. Davis C. F.                              Acquired Fund                    6.25                      *
 V. Ace Davis                                     Class C
 UNYUGTMA Until Age 21
 c/o I. Squared R. Element
 12600 Clarence Center Road
 Akron, NY 14001


                     INFORMATION ABOUT THE ACQUIRING FUND

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF MARKET CONDITIONS AND PORTFOLIO REVIEW (THROUGH MARCH 31, 1995).

Market and Economic Overview

          Since management's last report to shareholders in November 1994, the fixed-income markets, and municipal bonds in particular, have enjoyed a powerful rally.

Municipal bond yields have declined more than a full percentage point, as evidenced by the drop in the average yield on The Bond Buyer's weekly 25-Bond Revenue Index of 30-year municipal bonds from a high of 7.37% on November 17, 1994 to 6.29% on March 31, 1995. This was substantially better than the performance of the benchmark 30-year Treasury bond, which experienced a decline in yield of 70 basis points from 8.13% to 7.43% during the same time frame.

          The vastly improved bond markets reflect a growing consensus that inflation will remain under control, and the Federal Reserve Board will be successful in engineering a "soft landing" by slowing the economy down to a more sustainable, non-inflationary rate of growth. The seven increases in the federal funds rate (the rate banks charge each other for overnight loans), orchestrated by the Federal Reserve Board since February 1994, appear to be slowing the pace of economic growth. Recent economic reports show a slower rate of increase in employment, producer prices, and retail prices, and retail
sales.   Industrial production and capacity utilization were also lower than expected, signalling a possible slowdown in the country's strong manufacturing sector. These generally favorable economic fundamentals are more than offsetting concerns about the substantial decline in the value of the dollar relative to the Japanese yen and German mark on the foreign exchange markets.

          Late in April, several tax-reform proposals which recommend a flat federal income tax rate began to receive increased attention in the national financial press and from municipal bond market participants. Adoption of a flat tax would diminish the advantages of tax exemption for municipal bonds. Although the various plans being circulated are only proposals, the publicity surrounding them has recently caused some investors to back away from the municipal bond market. In management's opinion it is much too early in the process to predict what changes in the tax laws, if any, will actually take place, but tax reform will certainly be a major topic of political debate over the next few years. Many observers believe that the more radical proposals for changes in the way taxes are collected have little chance for enactment.

          Absent these tax-reform concerns, municipals would probably continue to be strong performers relative to Treasuries and other taxable investments due to the low supply of new issues. Not only did last year's spike in interest rates sharply reduce refinancing activity in the municipal market, but voter pressure on states and municipalities to rein in spending and cut taxes, or at least avoid tax increases, has also resulted in roughly 30% decline in new-money financing. In addition, the universe of existing municipal bonds is shrinking. In 1995, an estimated $230 billion of older, high-coupon issues will mature or be called as they reach their first optional call dates. With estimates of new-issues volume at less than $150 billion, the net reduction in municipal debt outstanding could approach $100 billion this year, contracting the market by about eight percent. Ordinarily, a reduction in supply of this magnitude would be expected to provide a powerful boost for municipal bond values as it did earlier this year. Uncertainties about various tax proposals, however, will probably keep municipals from trading any better than their normal relationship to taxable investment alternatives.

The New York State Economy

     Economic conditions in New York remain below average, although financial performance has shown recent signs of improvement. In 1994, for the second consecutive year, the state closed the fiscal year with a budget surplus. Governor Pataki has proposed a cut in personal income taxes as well as cuts in the current budget's spending plan for transportation, education, health and social services. The rating agencies will be scrutinizing his tax-cut plans for offsetting reductions in expenditures. As of the date of this report to shareholders, New York is rated A by Moody's and A- (with a positive outlook) by Standard & Poor's.

New York Portfolio

          The New York Portfolio had a total return of 6.32% (Class A shares) for the fiscal year ended March 31, 1995. That was well above the 5.20% average total return for all New York municipal bond funds over the same period, as reported by Lipper Analytical Services.

          Long-term performance of the Portfolio is also excellent relative to its peers. The Portfolio's five-year cumulative total return (excluding sales charge) of 52.14% (Class A shares) substantially outperformed the average cumulative total return of 46.48% for all New York municipal bond funds in the Lipper survey for the period ended March 31, 1995. It is also noteworthy that this strong performance over the last five years has been achieved without the necessity for any capital gains distributions, an important consideration for investors interested in after-tax income.

          While management has a generally positive outlook for the fixed-income markets, the size of the rally experienced so far would seem to leave little room for disappointment, and any sign of a rebound in economic activity is likely to result in a return to higher interest rates. Management also believes that the unique supply and demand characteristics of the municipal market and tax-reform uncertainties will tend to exaggerate price swings relative to taxable investments.

          In light of this viewpoint, management is maintaining a balanced approach to structuring the interest-rate sensitivity of the Portfolio by investing in a combination of both long and short effective maturities. Most long-term municipal bonds are callable prior to their stated maturity date. When a bond has a coupon higher than prevailing market yields, its maturity is effectively shortened to the call date for trading purposes because of the possibility that the issuer will exercise its option to replace the bond with lower-cost debt.

Management is retaining high-coupon bonds that trade well above their face value for the defensiveness of their shorter effective maturities and the above-market level of income they provide. However, management is also focusing on eliminating bonds with shorter call dates when they are trading near face value. Such bonds have unfavorable performance characteristics because they retain the downside risk of their longer maturity if rates should rise, but their appreciation potential is limited by the shorter call date if interest rates decline. Management is replacing such issues with bonds that have similar stated maturities but greater call protection.

          Although this strategy sacrifices some of the current income being generated by the Portfolio, it enhances long-term performance potential if interest rates continue to decline without adding to downside risk if interest rates rise. Management believes that positioning the Portfolio in this manner is the best way to achieve its objective of the highest tax-free income consistent with prudent investment risk.

          Management's Update (through September 13, 1995).

          The fixed-income markets have been rallying in recent weeks in response to economic reports pointing to slower growth and lower inflation. This rally has pushed the yield on the benchmark 30-year Treasury bond to the low end of the 6.5% to 7% range, where it has been trading over the last several months. After significantly underperforming Treasuries during the strong rally earlier in the year, long-term municipals have kept pace with 30-year Treasuries as reflected in the movement in the yield of The Bond Buyer's 25 Revenue Bond Index to 6.16% from it recent peak of 6.44% reached in mid-August. However, municipal bonds are still quite cheap relative to Treasuries with long-term single A issues providing over 90% of the yield available on long-term Treasuries. The primary reason for this historically high taxable/tax-exempt yield ratio is investor concern over the potential impact of various highly publicized "flat tax" proposals discussed in management's last report to shareholders. At these levels management believes that all but the most radical tax reform proposals have been more than fully discounted, and that long-term municipals represent excellent value.

          While inflation remains quite subdued, and management does not expect it to accelerate meaningfully from current levels, in management's opinion any sign of a rebound in economic activity is likely to result in a move to higher interest rates over the near term. Management intends to retain most of the Fund's more defensive high-coupon issues for income purposes but will have a bias toward putting new cash flows to work in non-callable and lower-coupon bonds in what it believes will be a positive environment for fixed-income investments over the longer term.

The New York Economy

          Governor Pataki has so far been successful in reducing spending and government overhead. He has also merged some of the bond issuing agencies and curtailed capital spending, resulting in a slowdown in state bond issuance. A reduction in the state income tax rate is possible if certain revenue projections are achieved. Although the 1995 budget was generally balanced, it was 62 days late. The rating agencies have scrutinized the upcoming budget, and while indicating some concerns, each has maintained its rating. New York is currently rated A by Moody's and A- (with a positive outlook) by Standard & Poor's.

Smith Barney Muni Funds -- New York Portfolio


 Historical Performance    Class A Shares


                                       Net Asset Value
                                Beginning               End                 Income           Capital Gains         Total
 Year Ended                      of Year              of Year              Dividends         Distributions       Returns(1)

 3/31/95                         $12.83                 $12.83             $0.77                $0.00               6.32%
 3/31/94                          13.25                  12.83              0.79                 0.00               2.66
 3/31/93                          12.33                  13.25              0.81                 0.00              14.48
 3/31/92                          11.80                  12.33              0.81                 0.00              11.98
 3/31/91                          11.67                  11.80              0.85                 0.00               8.74
 3/31/90                          11.48                  11.67              0.87                 0.00               9.28
 3/31/89                          11.25                  11.48              0.86                 0.00              10.03
 3/3/88                           12.46                  11.25              0.85                 0.00              (2.63)

 Inception* - 3/31/87             12.50                  12.46              0.13                 0.00              (0.52)

 Total                                                                     $6.74                 $0.00





 Historical Performance    Class B Shares

                                            Net Asset Value

                                     Beginning               End                Income           Capital Gains            Total
 Year Ended                           of Year              of Year             Dividends         Distributions          Returns(1)

 Inception* - 3/31/95                  $11.96                $12.84             $0.29                $0.00                9.92%





 Historical Performance    Class C Shares

                                            Net Asset Value
                                    Beginning               End                Income           Capital Gains            Total
 Year Ended                          of Year              of Year             Dividends         Distributions          Returns(1)

 3/31/95                               $12.82                $12.83             $0.68                $0.00                5.66%

 3/31/94                                13.24                 12.82              0.70                 0.00                1.96
 Inception* - 3/31/93                   12.84                 13.24              0.12                 0.00                4.04




 Total                                                                          $1.50                $0.00


     It is the Fund's policy to distribute dividends monthly and capital gains, if any, annually.

Smith Barney Muni Funds -- New York Portfolio


 Average Annual Total Return


                                                                                        Without Sales Charge(1)
                                                                               Class A         Class B        Class C

 Year Ended 3/31/95                                                              6.32%           N/A            5.66%

 Five Years Ended 3/31/95                                                        8.75            N/A            N/A

 Inception* through 3/31/95                                                      7.36           9.92%           5.25
                                                                                          With Sales Charge(2)

                                                                               Class A         Class B          Class C

 Year Ended 3/31/95                                                              2.10%           N/A              4.66%

 Five Years Ended 3/31/95                                                        7.86            N/A              N/A

 Inception* through 3/31/95                                                      6.82                 5.42%       5.25






 Cumulative Total Return

                                                                                        Without Sales Charge(1)

 Class A (Inception* through 3/31/95)                                           79.06%
 Class B (Inception* through 3/31/95)                                            9.92
 Class C (Inception* through 3/31/95)                                           12.06



(1) Assumes reinvestment of all dividends and capital gain distributions at net asset value and does not reflect deduction of the applicable sales charge with respect to Class A shares or the applicable CDSC with respect to Class B and Class C shares.

(2) Assumes reinvestment of all dividends and capital gain distributions at net asset value. In addition, Class A shares reflect the deduction of the maximum initial sales charge of 4.00%; Class B shares reflect the deduction of a 4.50% CDSC, which applies if shares are redeemed less than one year from initial purchase. This CDSC declines by 0.50% the first year after purchase and by 1.00% per year thereafter until no CDSC is incurred. Class C shares reflect the deduction of a 1.00% CDSC which applies if shares are redeemed within the first year of purchase.

* Inception dates for Class A, Class B and Class C shares are January 16, 1987, November 11, 1994 and January 8, 1993, respectively.


                         Growth of $10,000 Invested in
                   Class A Shares of New York Portfolio vs.
                            Lehman Long Bond Index*
                                  (unaudited)


                           January 1987 - March 1995

                    Description of Mountain Chart - Class A

          A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 on January 16, 1987 in Class A shares of the Acquired Fund as compared with the growth of a $10,000 investment in the Lehman Long Bond Index. The plot points used to draw the line graphs were as follows:



                                        Growth of $10,000 Investment in         Growth of $10,000 Investment in
              Month Ended               Class A Shares                          Lehman Long Bond Index


                01/16/87                     $9,600.61                                 $10,000.00
                 03/87                        9,595.60                                  10,212.00
                 03/88                        9,315.30                                  10,381.11
                 03/89                       10,218.70                                  11,362.32
                 03/90                       11,134.80                                  12,599.33
                 03/91                       12,072.70                                  13,580.13
                 03/92                       13,481.20                                  15,119.56
                 03/93                       15,394.10                                  17,327.37
                 03/94                       15,767.20                                  17,520.61
                 03/95                       16,739.50                                  19,102.61


* Hypothetical illustration of $10,000 invested in Class A shares at inception on January 16, 1987, assuming deduction of the maximum 4.00% sales charge at the time of investment and reinvestment of dividends (after deduction of applicable sales charges, if any) and capital gains (at net asset value) through March 31, 1995. The index is unmanaged and is not subject to the same management and trading expenses of a mutual fund. The performance of the Portfolio's other classes may be greater or less than the Class A shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

     All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.


          Performance information is not available for Class Y shares of the Acquiring Fund because, as of the Record Date, no Class Y shares of the Acquiring Fund had been sold.

                      INFORMATION ABOUT THE ACQUIRED FUND

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF MARKET CONDITIONS AND PORTFOLIO REVIEW (THROUGH DECEMBER 31, 1994).

          The year ended December 31, 1994 was one of great disappointments and difficulties for investors in the tax-exempt market. 1994 began with great expectations: both interest rates and bond issuance were low, which should have portended another good performance year for the municipal market. The first blow to these expectations was dealt in February by the Federal Reserve's first interest increase in five years. The goal of this and the five following increases in the Federal Fund's rate was to slow the pace of economic growth and forestall a feared increase in the rate of inflation.
Each increase in short-term interest rates resulted in an increase in long-term rates and downward pressure on the price of municipal bonds. As the year progressed and prices for bonds continued to decline, selling pressures increased and in turn put additional downward pressure on the tax-exempt market. The Fund was not immune to this difficult market environment and ended the year with a negative total return.

          The year 1994 was also noteworthy because the Republican party regained control of both houses of Congress as well as 30 state legislatures. New York, of course, contributed to this trend in the gubernatorial election of Republican George Pataki. He, like most victors this past November, ran on a campaign platform that stressed less government spending and a reduction in the state's high personal income tax rate. It is still too early to tell if and when Governor Pataki will be able to achieve this mandate since state tax receipts have been weak and the state has a potentially high budget deficit.

          Management believes that the investment climate in 1995 is likely to be more positive than it was in 1994. Management believes that the Federal Reserve has been successful in controlling inflation and will therefore no longer need to raise interest rates, which should help stabilize the fixed income markets. The supply/demand balance of the municipal market will be a very important contributor to its stability and stronger performance in 1995. Estimates call for a substantial reduction in the amount of new issuance in 1995, while at the same time a large amount of older, higher-coupon debt will be either called or matured from the market. Demand for tax-free bonds should continue to be strong, especially in high-tax states such as New York, which should lead to strong bond prices.

          On the budget front, both New York State and New York City have recently announced that they are facing large budget deficits because of an acute slowdown in tax receipts. Mayor Giuliani recently announced extensive reductions in employment and social service spending programs that should enable him to balance the City's budget. Governor Pataki, in his recent State of the State budget message, called for the elimination of 11,000 state jobs and significant reductions in spending to reflect the state's financial situation. Governor Pataki also indicated that the state and its agencies will be reducing its bond issuance in 1995 in order to avert a downgrade in the state's debt rating. This alone will be a positive for the New York municipal market since it will not have to absorb large, deficit-financing bond issuance. Management's outlook for New York is quite positive as the governor and the legislature work together between now and the April 1, 1995 budget deadline to curtail spending and increase tax receipts which will improve the overall financial health of the Empire State.

Portfolio Summary

          In response to the Federal Reserve's policy of higher short-term interest rates and declining prices in the New York tax-exempt market, management's investment strategy has been to keep the Fund's average maturity at approximately 22 years, which enabled the Fund to maximize its tax-exempt income. At the end of this reporting period, nearly 95% of the Fund's assets were invested in municipal bonds rated as investment grade by Standard & Poor's Corporation or Moody's Investors Service, Inc. These high quality investments provide the portfolio with greater protection against credit risk and are also more liquid. The majority of the Fund's holdings were in general obligation, hospital, housing and education.

          Management's Update (through September 20, 1995).

Economic Overview

          While the Orange County, California bankruptcy crisis remains a lingering concern to investors, management believes that over the last six months, tax reform has emerged as the major factor behind periodic weakness in the tax-exempt market. The most publicized of several tax-reform proposals currently circulating on Capitol Hill would reduce the value of tax-exempt investments along with home mortgage interest and state and local tax deductions. Management emphasizes that this and other plans are only proposals, and real legislative action is still probably several years away.

          Although the performance of tax-exempt investment has been excellent so far in 1995 relative to last year's poor results, tax-reform concerns, along with competition from a strong equity market, have caused municipal bonds to underperform other fixed-income securities in recent months. Municipal bonds are now quite cheap relative to Treasuries with long-term single A issues providing over 90% of the yield available on long-term Treasuries. At these levels, management believes that tax-exempt investors are being compensated for any tax-reform plans that might be implemented in the next two to three years.

          During the last three to four months, interest rates have stayed within a 25-basis point trading range, as the Federal Reserve Board's tight monetary policy slowed economic growth. In July, the Fed began to reverse its policy, and lowered the federal funds rate by one-quarter percentage point from 6% to 5.75% in an effort to stimulate growth. Management expects that the Fed will probably lower rates again some time in the fourth quarter.

Update on the State of New York

          Economic conditions in New York, compared to the U.S. as a whole, have been below average for most of this year. Management believes that a positive factor for the state is the new governor who has a mandate to reduce state taxes which are among the highest in the nation. What's more, Governor Pataki has pledged to reduce the size of state government and decrease spending in order to finance the tax reductions. He has also promised to make the state a more friendly place for business. As a result of his efforts, there has been a merging of state agencies, a slowdown in bond issuance, and most important, an improvement in tax collections. Due to this progress, New York's bond market has improved. Management now believes that an upgrade in New York's general obligation bond rating is possible in the next six months. Currently New York State is rated A by Moody's Investors Services and A- by Standard & Poor's Corporation. While the fiscal situation in New York City has also improved, this did not stop Standard & Poor's from reducing New York City's rating from A- to BBB+ this past July. Despite this setback, management is confident that it will continue to see improvement in New York City's finances over the next year and continues to hold city bond issues in the Fund's portfolio.



 Smith Barney New York Municipals Fund Inc.


 Historical Performance    Class A Shares

 Year Ended December              Net Asset Value              Capital Gains     Dividends Paid     Return of      Total Return*
          31                 Beginning           Ending             Paid                             Capital

         1985                 $13.90              $15.48             --              $1.24             --              21.03%

         1986                 15.48               16.71            $0.29              1.20             --              18.13

         1987                 16.71               15.37             0.01              1.14             --              (1.09)
         1988                 15.37               15.97              --               1.16             --              11.82

         1989                 15.97               16.26              --               1.13             --               9.18

         1990                 16.26               15.94              --               1.16             --               5.41
         1991                 15.94               16.77              --               1.16             --              12.98

         1992                 16.77               17.12             0.03              1.12            $0.01             9.36

         1993                 17.12               17.68             0.23              1.03             --              10.93
         1994                 17.68               15.44             0.10              0.99             --              (6.62)

 Total                                                             $0.66             $11.33           $0.01

 Cumulative Total Return - (1/1/85 through 12/31/94)                                                                  132.91%




 * Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not assume deduction of the front-end sales charge (maximum 4.00%).


    The Fund's policy is to distribute dividends monthly and capital gains, if any, annually.



 Average Annual Total Return**    Class A Shares


                                         Without Sales Charge                                 With Sales Charge***

 Year Ended 12/31/94                            (6.62)%                                             (10.36)%

 Five Years Ended
 12/31/94                                        6.17%                                                5.31%

 Ten Years Ended
 12/31/94                                        8.82%                                                8.38%





 **                 All average annual total return figures shown reflect reinvestment of dividends and capital gains at net asset value.

***                 Average annual total return figures shown assume the deduction of the maximum 4.00% sales charge.

    Note: On November 6, 1992, existing shares of the Fund were designated Class A shares and were subject to a maximum 4.50% front-end sales charge and service fee of 0.15% of the value of the average daily net assets attributable to that class. Effective November 7, 1994, the front-end sales charge for Class A shares was reduced to 4.00%. The figures in the above table have been recalculated on the basis of this new sales charge. The Fund's average annual rates of return would have been lower had service fees been in effect prior to November 6, 1992.

     Growth of $10,000 Invested in Class A Shares of Smith Barney New York Municipals Fund Inc. vs. Lehman Brothers Municipal Bond Index and Lipper New
                         York Municipal Fund Average*

                     December 31, 1984 - December 31, 1994

                   Description of Mountain Chart -- Class A

          A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 on December 31, 1984 in Class A shares of the Acquired Fund as compared with the growth of a $10,000 investment in the Lehman Brothers Municipal Bond Index and the Lipper New York Municipal Fund Average. The plot points used to draw the line graphs were as follows:



                                                                        Growth of $10,000                    Growth of $10,000
                                   Growth of $10,000                    Investment in the                    Investment in the
                Month              Invested in Class A                   Lehman Brothers                       Lipper New York
                Ended              Shares of the Fund                 Municipal Bond Index                  Municipal Fund Average
                11/84                     $10,000                                  --                                     --
                12/84                      $9,600                             $10,000                                $10,000
                03/85                     $10,016                             $10,403                                $10,408
                06/85                     $10,830                             $11,275                                $11,216
                09/85                     $10,744                             $11,107                                $11,149
                12/85                     $11,619                             $12,005                                $11,976
                03/86                     $12,698                             $13,221                                $12,939
                06/86                     $12,516                             $13,139                                $12,870
                09/86                     $13,146                             $13,845                                $13,446
                12/86                     $13,726                             $14,323                                $14,022
                03/87                     $14,059                             $14,669                                $14,373
                06/87                     $13,395                             $14,271                                $13,547
                09/87                     $13,011                             $13,916                                $13,096
                12/87                     $13,576                             $14,538                                $13,798
                03/88                     $13,966                             $15,038                                $14,170
                06/88                     $14,308                             $15,329                                $14,471
                09/88                     $14,745                             $15,720                                $14,890
                12/88                     $15,181                             $16,013                                $15,271
                03/89                     $15,224                             $16,119                                $15,334
                06/89                     $16,133                             $17,073                                $16,233
                09/89                     $16,118                             $17,085                                $16,171
                12/89                     $16,574                             $17,742                                $16,688
                03/90                     $16,591                             $17,821                                $16,613
                06/90                     $16,958                             $18,237                                $17,025
                09/90                     $16,912                             $18,248                                $16,918
                12/90                     $17,470                             $19,035                                $17,528
                03/91                     $17,901                             $19,464                                $17,941
                06/91                     $18,347                             $19,880                                $18,359
















                09/91                     $19,130                             $20,654                                $19,241
                12/91                     $19,737                             $21,347                                $19,858
                03/92                     $19,866                             $21,411                                $19,879
                06/92                     $20,625                             $22,224                                $20,833
                09/92                     $21,179                             $22,816                                $21,337
                12/92                     $21,585                             $23,231                                $21,768
                03/93                     $22,342                             $24,093                                $22,677
                06/93                     $22,994                             $24,882                                $23,479
                09/93                     $23,676                             $25,722                                $24,257
                12/93                     $23,945                             $26,083                                $24,534
                03/94                     $22,610                             $24,651                                $23,081
                06/94                     $22,746                             $24,924                                $23,167
                09/94                     $22,830                             $25,095                                $23,201
                12/94                     $22,359                             $24,734                                $22,694



* Illustration of $10,000 invested in Class A shares on December 31, 1984 assuming deduction of the maximum 4.00% front-end sales charge at the time of investment and reinvestment of dividends and capital gains at net asset value through December 31, 1994.

  The Lehman Brothers Municipal Bond Index is comprised of approximately 21,000 bonds. The bonds are all investment grade, fixed rate, long term (greater than two years) and are selected from issues larger than $50 million.

  The Lipper New York Municipal Fund Average is composed of an average of the Fund's peer group of mutual funds of 83 mutual funds.

  Index information is available at month-end only; therefore the closest month-end to inception date of the class has been used.

  Note: All figures cited here and on the previous page represent past performance of Class A shares and do not guarantee future results.




 Smith Barney New York Municipals Fund Inc.


 Historical Performance    Class B Shares

 Year Ended                                     Net Asset Value                 Capital Gains     Dividends               Total
 December 31                                 Beginning           Ending             Paid             Paid                Return*

 11/6/92-2/28/92                               $16.93            $17.12             $0.03            $0.15                 2.23%

 1993                                           17.12             17.68              0.23             0.95                10.33

 1994                                           17.68             15.44              0.10             0.90                (7.17)

 Total                                                                               $0.36            $2.00
 Cumulative Total Return    (11/6/92 through 12/31/94)                                                                     4.70%



*                   Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not assume deduction of the CDSC.




 Average Annual Total Return**    Class B Shares


                                                              Without CDSC                             With CDSC***

 Year Ended 12/31/94                                             (7.17)%                                (11.10)%

 Inception 11/6/92 through 12/31/94                               2.16%                                   0.91%


** All average annual total return figures shown reflect reinvestment of dividends and capital gains at net asset value.

*** Average annual total return figures assume the deduction of the maximum applicable CDSC which is described in the Acquired Fund's prospectus.

     Note: The Fund began offering Class B shares on November 6, 1992. Class B shares are subject to a maximum 4.50% CDSC and service and distribution fees of 0.15% and 0.50%, respectively, of the value of the average daily net assets attributable to that class.


                Growth of $10,000 Invested in Class B Shares of
                Smith Barney New York Municipals Fund Inc. vs.
                   Lehman Brothers Municipal Bond Index and
                    Lipper New York Municipal Fund Average*

                     November 6, 1992 - February 10, 1995

                   Description of Mountain Chart -- Class B

          A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 on November 6, 1992 in Class B shares of the Acquired Fund as compared with the growth of a $10,000 investment in the Lehman Brothers Municipal Bond Index and the Lipper New York Municipal Fund Average. The plot points used to draw the line graphs were as follows:



                                                            Growth of $10,000                     Growth of $10,000 Investment in
                               Growth of $10,000            Investment in the                     the
            Month              Invested in Class B          Lehman Brothers                       Lipper New York
            Ended              Shares of the Fund           Municipal Bond Index                  Municipal Fund Average
          10/31/92                       --                         $10,000                             $10,000
          11/06/92                  $10,000                              --                                  --
             11/92                  $10,108                         $10,179                             $10,245
             12/92                  $10,223                         $10,283                             $10,374
             03/93                  $10,569                         $10,664                             $10,807
             06/93                  $10,858                         $11,013                             $11,190
             09/93                  $11,169                         $11,385                             $11,560
             12/93                  $11,279                         $11,545                             $11,692
             03/94                  $10,633                         $10,911                             $11,000
             06/94                  $10,681                         $11,032                             $11,041
             09/94                  $10,706                         $11,108                             $11,057
             12/94                  $10,470**                       $10,948                             $10,815
             12/94                  $10,197***



* Illustration of $10,000 invested in Class B shares on November 6, 1992 assuming deduction of the maximum CDSC at the time of investment and reinvestment of dividends and capital gains at net asset value through December 31, 1994.

**                  Value does not assume deduction of applicable CDSC.

*** Value assumes deduction of applicable CDSC (assuming deduction on December 31, 1994).

   The Lehman Brothers Municipal Bond Index is comprised of approximately 21,000 bonds. The bonds are all investment grade, fixed rate, long term (greater than two years) and are selected from issues larger than $50 million.

   The Lipper New York Municipal Fund Average is composed of an average of the Fund's peer group of mutual funds of 83 mutual funds.









Index information is available at month-end only; therefore, the closest month-end to inception date of the Fund has been used.

Note: All figures cited here and on the following pages represent past performance of Class B shares and do not guarantee future results.


Smith Barney New York Municipals Fund Inc.


 Historical Performance    Class C Shares


 Year Ended              Net Asset            Value                    Capital            Dividends                Total
 December 31             Beginning            Ending                  Gains Paid             Paid                 Return*

 11/10/94-12/31/94         $15.19             $15.44                      $0.10               $0.12                3.08%

 Total                                                                    $0.10               $0.12

 Cumulative Total Return    (11/10/94 through 12/31/94)                                                             3.08%


* Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not assume deduction of the CDSC.




 Aggregate Total Return** -- Class C Shares

                                                                                Without CDSC                  With CDSC***

 Inception 11/10/94 through 2/28/95                                                 3.08%                        2.08%


** All average annual total return figures shown reflect reinvestment of dividends and capital gains at net asset value.

*** Average annual total return figures assume the deduction of the maximum applicable CDSC.

Note: The Fund began offering Class C shares on November 7, 1994. Class C shares are subject to a maximum 1.00% CDSC and annual service and distribution fees of 0.15% and 0.55%, respectively, of the value of the average daily net assets attributable to that class.


          Performance information is not available for Class Y shares of the Acquired Fund because, as of the Record Date, no Class Y shares of the Acquired Fund had been sold.

               COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

          The following discussion comparing investment objectives, policies and restrictions of the Acquiring Fund and the Acquired Fund is based upon and qualified in its entirety by the disclosure in the prospectuses of the Acquiring Fund and the Acquired Fund with respect to the Funds' respective investment objective, policies and restrictions. For a full discussion of these issues as they relate to the Acquiring Fund, refer to the Prospectus of the Acquiring Fund, which accompanies this Prospectus/Proxy Statement, under the caption "Investment Objective and Management Policies," and for a discussion of these issues as they relate to the Acquired Fund, refer to the Prospectus of the Acquired Fund under the caption "Investment Objective and Management Policies."

          INVESTMENT OBJECTIVE. The Acquiring Fund and the Acquired Fund have generally similar investment objectives. The Acquired Fund seeks to provide New York investors with as high a level of dividend income exempt from federal income taxes and New York State and New York City personal income taxes as is consistent with prudent investment management and the preservation of capital. The Acquiring Fund seeks to provide as high a level of income exempt from federal income taxes and from New York State and City personal income taxes as is consistent with prudent investing. There can be no assurance that either Fund will be able to achieve its investment objective. Both the Acquiring Fund's and the Acquired Fund's investment objectives are considered fundamental policies which cannot be changed without the affirmative vote of a majority, as defined in the 1940 Act, of the outstanding voting securities of the respective Fund, which is the lesser of: (i) 67% of the voting securities of the Fund present at a meeting of shareholders, if the holders of more than 50% of the outstanding voting securities of such Fund are present or represented by proxy; or (ii) more than 50% of the outstanding voting securities of such Fund.

          PRIMARY INVESTMENTS. The Acquired Fund operates subject to an investment policy providing that, under normal market conditions, it will invest at least 80% of its net assets in New York municipal securities which pay interest which is excluded from gross income for federal income tax purposes and which is exempt from New York State and New York City personal income tax. Municipal obligations are issued to raise money for a variety of public projects, such as health facilities, housing, airports, schools, highways and bridges. The Acquired Fund may invest up to 20% of its net assets in municipal securities of non-New York municipal issuers, the interest on which is excluded from gross income for federal income tax purposes (not including the possible applicability of the federal alternative minimum tax), but which is subject to New York State and New York City personal income tax. When the Manager believes that market conditions warrant adoption of a temporary defensive investment posture, the Acquiring Fund may invest without limit in non-New York municipal issuers and in temporary investments as described below. The Acquiring Fund operates subject to a fundamental policy that under normal market conditions it will seek to invest 100% of its assets, and will invest not less than 80% of its assets, in municipal obligations the interest on which is exempt from federal income taxes (other than the alternative minimum tax) and not less than 65% of its assets in municipal obligations the interest on which is also exempt from New York State personal income taxes in the opinion of bond counsel to the issuers. The Acquiring Fund may invest up to 20% of its assets in taxable fixed income securities, but only in obligations issued or guaranteed by the full faith and credit of the United States ("U.S. government securities"), and may invest more than 20% of its assets in U.S. government securities during periods when in the Manager's opinion a temporary defensive posture is warranted, including any period when the Acquiring Fund's monies available for investment exceed New York's municipal obligations available for purchase that meet the Acquiring Fund's rating, maturity and other investment criteria.

          The Acquired Fund generally will invest at least 75% of its total assets in investment grade debt obligations rated no lower than Baa, MIG 3 or Prime-1 by Moody's Investors Services, Inc. ("Moody's") or BBB, SP-2 or A-1 by Standard & Poor's Corporation ("S&P"), or in unrated obligations of comparable quality. Unrated obligations will be considered to be of investment grade if deemed by the Manager to be comparable in quality to instruments so rated, or if other outstanding obligations of the issuers thereof are rated Baa or better by Moody's or BBB or better by S&P. The balance of the Acquiring Fund's assets may be invested in securities rated as low as C by Moody's or D by S&P, or comparable unrated securities which are often referred to as "junk bonds." Securities in the fourth highest rating category, though considered to be investment grade, have speculative characteristics. Securities rated as low as D are extremely speculative and are in actual default of interest and/or principal payments.

          Municipal bonds purchased by the Acquiring Fund must, at the time of purchase, be investment grade municipal bonds and at least two-thirds of the Acquiring Fund's municipal bonds must be rated in the category of A or better. Investment grade bonds are those rated Aaa, Aa, A or Baa by Moody's or AAA, AA, A or BBB by S&P or have an equivalent rating by any nationally recognized statistical rating organization; pre-refunded bonds escrowed by U.S. Treasury obligations will be considered AAA rated even though the issuer does not obtain a new rating. Up to one-third of the assets of the Acquiring Fund may be invested in municipal bonds rated Baa or BBB (this grade, while regarded as having an adequate capacity to pay interest and repay principal, is considered to be of medium quality and has speculative characteristics; in addition, changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds) or in unrated municipal bonds if, based upon credit analysis by the Manager, it is believed that such securities are at least of comparable quality to those securities in which the Acquiring Fund may invest. After the Acquiring Fund purchases a municipal bond, the issuer may cease to be rated or its rating may be reduced below the minimum required for purchase. Such an event would not require the elimination of the issue from the Acquiring Fund's portfolio but the Manager will consider such an event in determining whether the Acquiring Fund should continue to hold the security. The Acquiring Fund's short-term municipal obligations will be limited to high grade obligations (obligations that are secured by the full faith and credit of the United States or rated MIG1 or MIG2, VMIG1 or VMIG2 or Prime-1 or Aa or better by Moody's or SP-1+, SP-1, SP-2, or A-1 or AA or better by S&P or have an equivalent rating by any nationally recognized statistical rating organization or obligations determined by the Manager to be equivalent). Among the types of short-term instruments in which the Acquiring Fund may invest are floating or variable rate term demand instruments, tax-exempt commercial paper (generally having a maturity of less than nine months), and other types of notes generally having maturities of less than three years, such as Tax Anticipation Notes, Revenue Anticipation Notes, Tax and Revenue Anticipation Notes and Bond Anticipation Notes. Demand instruments usually have an indicated maturity of more than one year, but contain a demand feature that enables the holder to redeem the investment on no more than 30 days' notice; variable rate demand instruments provide for automatic establishment of a new interest rate on set dates; floating rate demand instruments provide for automatic adjustment of their interest rates whenever some other specified interest rate changes (e.g., the prime rate). The Acquiring Fund may purchase participation interests ("Participations") in variable rate tax-exempt securities (such as Industrial Development Bonds) owned by banks. Participations are frequently backed by an irrevocable letter of credit or guarantee of a bank that the Manager has determined meets the prescribed quality standards for the Acquiring Fund. Participations will be purchased only if management believes interest income on such Participations will be tax-exempt when distributed as dividends to shareholders.

          The Acquired Fund's average weighted maturity will vary from time to time based on the judgment of the Manager. The Acquired Fund intends to focus on intermediate- and long-term obligations, that is, obligations with remaining maturities at the time of purchase of between three and twenty years. The Acquiring Fund invests its assets in securities of ranging maturities, without limitation, depending on market conditions. Typically, the average maturity of the Acquiring Fund's bonds will range between five and thirty years.

          Each Fund may invest without limits in private activity bonds. Interest income on certain types of private activity bonds issued after August 7, 1986 to finance non-governmental activities is a specific tax preference item for purposes of the federal individual and corporate alternative minimum taxes. Individual and corporate shareholders may be subject to a federal alternative minimum tax to the extent that a Fund's dividends are derived from interest on those bonds. Dividends derived from interest income on New York municipal securities are a component of the "current earnings" adjustment item for purposes of the federal corporate alternative minimum tax.

          Each of the Acquired Fund and Smith Barney Muni Funds is classified as a non-diversified investment company under the 1940 Act, which means that each Fund is not limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. Each Fund intends to conduct its operations, however, so as to qualify as a "regulated investment company" for purposes of the Code, which will relieve the Fund of any liability for federal income tax to the extent its earnings are distributed to shareholders. To so qualify, among other requirements, each Fund will limit its investments so that, at the close of each quarter of the taxable year, (a) not more than 25% of the market value of such Fund's total assets will be invested in the securities of a single issuer and (b) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities of a single issuer.

          New York Municipal Securities. The two principal classifications of New York municipal securities are "general obligation bonds" and "revenue bonds." General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source, but not from the general taxing power. Sizeable investments in such obligations could involve an increased risk to the Fund should any of such related facilities experience financial difficulties. In addition, certain types of private activity bonds issued by or on behalf of public authorities to obtain funds for privately operated facilities are included in the term New York municipal securities, provided the interest paid thereon qualifies as excluded from gross income for federal income tax purposes and as exempt from New York State and New York City personal income tax. Private activity bonds are in most cases revenue bonds and generally do not carry the pledge of the credit of the issuing municipality.

          In attempting to achieve its investment objective, the Funds may employ, among others, the following portfolio strategies:.

          When-Issued Securities. New issues of New York municipal securities (and other tax-exempt obligations) frequently are offered on a when-issued basis, which means that delivery and payment for such securities normally take place within 45 days after the date of the commitment to purchase. Each Fund will not accrue income with respect to a when-issued security prior to its stated delivery date. When-issued securities may decline in value before their actual delivery to a Fund. Each Fund will establish a segregated account with the Fund's custodian consisting of cash, U.S. government securities or other high grade debt obligations in an amount equal to the purchase price of the Fund's when-issued commitments. A Fund generally will make commitments to purchase New York municipal securities (and other tax-exempt obligations) on a when-issued basis only with the intention of actually acquiring the securities, but the Fund may sell such securities before the delivery date if it is deemed advisable.

          Temporary Investments. Under normal market conditions, the Acquired Fund may hold up to 20% of its total assets in cash or money market instruments, including taxable money market instruments ("Temporary Investments"). In addition, when the Manager believes that market conditions warrant, including when acceptable New York municipal securities are unavailable, the Acquired Fund may take a temporary defensive posture and invest without limitation in Temporary Investments. Securities eligible for short-term investment by the Acquired Fund under such circumstances are tax-exempt notes of municipal issuers having, at the time of purchase, a rating within the three highest grades of Moody's or S&P or, if not rated, having an issue of outstanding debt securities rated within the three highest grades of Moody's or S&P, and certain taxable short-term instruments having quality characteristics comparable to those for tax-exempt investments. Similarly, the Acquiring Fund may invest up to 20% of its assets in taxable fixed income securities, but only in U.S. government securities, and may invest more than 20% of its assets in U.S. government securities during periods when in the Manager's opinion a temporary defensive posture is warranted, including any period when the Acquiring Fund's monies available for investments exceed New York's municipal obligations available for purchase that meet the Acquiring Fund's rating, maturity and other investment criteria. To the extent a Fund holds Temporary Investments, it may not achieve its investment objective.

          Municipal Bond Index Futures Contracts and Options on Interest Rates Futures Contracts. The Acquired Fund may enter into municipal bond index futures contracts and purchase and sell options on interest rate financial futures contracts that are traded on a United States securities exchange or board of trade. Such investments, if any, by the Acquired Fund will be made solely for the purpose of hedging against the changes in the value of its portfolio securities due to anticipated changes in interest rates and market conditions and where the transactions are economically appropriate to the reduction of risks inherent in the management of the Acquired Fund. The Acquired Fund may not purchase or sell municipal bond index futures contracts if, immediately thereafter, more than 33-1/3% of its net assets would be hedged. When the Acquired Fund enters into futures contracts to purchase an index or debt securities or purchases call options, an amount of cash, U.S. Government securities or other high grade debt securities equal to the market value of the contract will be maintained in a segregated account with the Acquired Fund's custodian to collateralize the positions, thereby insuring that the use of the contract is unleveraged. The Acquiring Fund may also invest in municipal bond index futures contracts (currently traded on the Chicago Board of Trade) or in listed contracts based on U.S. government securities as a hedging policy in pursuit of its investment objective; provided that immediately thereafter not more than 33-1/3% of its net assets would be hedged or the amount of margin deposit on the Acquired Fund's net assets would not exceed 5% of the value of its total assets. Since any income would be taxable, it is anticipated that such investments would be made only in those circumstances when the Manager anticipates the possibility of an extreme change in interest rates or in market conditions but does not wish to liquidate the Acquiring Fund's securities.

          Lending of Portfolio Securities. The Acquired Fund has the ability to lend securities from its portfolio to brokers, dealers and other financial organizations. Such loans, if and when made, may not exceed 20% of the Acquiring Fund's total assets, taken at value. Loans of portfolio securities by the Fund will be collateralized by cash, letters of credit or U.S. government securities which are maintained at all times in an amount equal to at least 100% of the current market value (determined by marking to market daily) of the loaned securities. The Acquiring Fund does not have an expressed policy regarding the lending of portfolio securities.

          Illiquid Securities. The Acquired Fund will not invest more than 15% of its net assets in illiquid securities, including those that are not readily marketable or for which there is no established market. The Acquiring Fund adheres to an operating policy of not investing more than 10% of its net assets in illiquid securities.

          INVESTMENT RESTRICTIONS. Each Fund has adopted the following investment restrictions for the protection of shareholders. These restrictions may not be changed without the approval of the holders of a majority, as defined in the 1940 Act, of the voting securities of the Fund.

          1. The Acquired Fund may not issue senior securities, as defined in the 1940 Act and the rules and orders thereunder, except insofar as the Acquiring Fund may be deemed to have issued senior securities by reason of borrowing money or purchasing securities on a when-issued or delayed-delivery basis, purchasing or selling futures contracts and options on futures contracts and other similar instruments, and issuing separate classes of shares. The Acquiring Fund does not have a similar investment restriction.

          2. The Acquired Fund may not invest more than 25% of its total assets in securities of issuers in the same industry. For purposes of this limitation, U.S. government securities and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry. Similarly, the Acquiring Fund may not invest more than 25% of its total assets taken at market value in any one industry, except that municipal obligations and securities of the U.S. government, its agencies and instrumentalities, and New York municipal obligations are not considered an industry for purposes of this limitation.

          3. Neither Fund may borrow money, except that a Fund may borrow from banks for temporary or emergency (not leveraging) purposes, including the meeting of redemption requests which might otherwise require the untimely disposition of securities, in an amount not exceeding 10% of the value of the respective Fund's total assets (including, in the case of the Acquired Fund, the amount borrowed) valued at market less liabilities (not including the amount borrowed) at the time the borrowing is made. Whenever borrowings exceed 5% of the value of a Fund's total assets, such Fund will not make any additional investments. The Acquiring Fund is further prohibited from mortgaging or pledging its assets, except to secure borrowing permitted by the previous sentence.

          4. Neither Fund may make loans. For the Acquired Fund, this restriction does not apply to the purchase of the debt obligations in which the Fund may invest consistent with its investment objective and policies, repurchase agreements, and loans of its portfolio securities. For the Acquiring Fund, this restriction does not apply except to the extent the purchase of bonds or other evidences of indebtedness, the entry into repurchase agreements or deposits with banks, including the Acquiring Fund's custodian, may be considered loans.

          5. The Acquired Fund may not engage in the business of underwriting securities issued by other persons, except to the extent that the Acquired Fund may technically be deemed to be an underwriter under the Securities Act of 1933, as amended (the "1933 Act"), in disposing of portfolio securities. Similarly, the Acquiring Fund may not underwrite the securities of other issuers.

          6. The Acquired Fund may not purchase or sell real estate, real estate mortgages, real estate investment trust ("REIT") securities, commodities or commodity contracts, but this shall not prevent the Acquired Fund from investing in securities of issuers engaged in the real estate business and securities which are secured by real estate or interests therein, holding or selling real estate received in connection with securities it holds, or trading in futures contracts and options on futures contracts. The Acquiring Fund may not purchase or hold any real estate, except that it may invest in securities secured by real estate or interests therein or issued by persons (other than REITs) which deal in real estate or interests therein, and may not purchase or sell commodities and commodity contracts, except that it may invest in or sell municipal bond futures index contracts, provided immediately thereafter not more than 33-1/3% of its net assets would be hedged or the amount of margin deposits on the Acquired Fund's existing futures contracts would not exceed 5% of the value of its total assets.

          7. Neither Fund may purchase any securities on margin (except, in the case of the Acquired Fund, for such short-term credits as are necessary for the clearance of purchases and sales of portfolio securities) or sell any securities short (except, in the case of the Acquired Fund, against the box). For purposes of this restriction, the deposit or payment by the Acquired Fund of initial maintenance margin in connection with futures contracts and related options and options on securities is not considered to be the purchase of a security on margin.

          8. The Acquiring Fund will not invest more than 10% of its net assets in illiquid securities, including those that are not readily marketable or for which there is no established market. The Acquired Fund may not purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid. This is not a fundamental investment restriction with respect to the Acquired Fund and may be changed by the Acquired Fund's Board of Directors at any time.



          9. The Acquiring Fund may not write or purchase put, call, straddle or spread options. The Acquired Fund may not engage in the purchase or sale of put, call, straddle or spread options or in the writing of such options, except that the Fund may purchase and sell options on interest rate futures contracts. This is not a fundamental investment restriction with respect to the Acquired Fund and may be changed by the Acquired Fund's Board of Directors at any time.

Other Non-Fundamental Investment Restrictions

          1. The Acquired Fund may not invest more than 5% of the value of its total assets in the securities of issuers having a record, including predecessors, of less than three years of continuous operation, except U.S. government securities. This is not a fundamental investment restriction with respect to the Acquired Fund and may be changed by the Acquired Fund's Board of Directors at any time. For purposes of this restriction, issuers include predecessors, sponsors, controlling persons, general partners, guarantors and originators of underlying assets. Similarly, as a matter of operating policy, the Acquiring Fund will not invest more than 5% of its assets in unseasoned issuers, including their predecessors, which have been in operation for less than three years.

          2. The Acquired Fund may not invest in companies for the purpose of exercising control. This is not a fundamental investment restriction with respect to the Acquired Fund and may be changed by the Acquired Fund's Board of Directors at any time. The Acquiring Fund does not have a similar investment restriction.

          3. The Acquired Fund may not invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets and to the extent permitted by Section 12 of the 1940 Act. This is not a fundamental investment restriction with respect to the Acquired Fund and may be changed by the Acquired Fund's Board of Directors at any time. The Acquiring Fund does not have a similar investment restriction but must comply with the provisions of Section 12 of the 1940 Act.

          4. The Acquiring Fund, as a matter of operating policy, will not purchase oil, gas, or other mineral leases, rights or royalty contracts or exploration or development programs, except that the Acquiring Fund may invest in the securities of issuers which operate, invest in, or sponsor such programs. The Acquired Fund may not purchase or sell oil and gas interests. This is not a fundamental investment restriction with respect to the Acquired Fund and may be changed by the Acquired Fund's Board of Directors at any time.

                      INFORMATION ON SHAREHOLDERS' RIGHTS

          General. The Acquired Fund and Smith Barney Muni Funds are open-end, management investment companies registered under the 1940 Act, which continuously offer to sell shares at their current net asset value. The Acquired Fund is a Maryland corporation which was incorporated on October 6, 1983 and is governed by its Articles of Incorporation, By-Laws and Board of Directors. The Acquiring Fund is a series of Smith Barney Muni Funds, which was organized on August 14, 1985 under the laws of Massachusetts and is a business entity commonly known as a "Massachusetts business trust." Smith Barney Muni Funds is governed by its Declaration of Trust, By-Laws and Trustees. Each Fund is also governed by applicable state and federal law.
The Acquired Fund has an authorized capital of 500,000,000 shares of common stock with a par value of $.01 per share. The beneficial interest in the Acquiring Fund is divided into shares, all with a par value of $.001 per share. The number of authorized shares of the Acquiring Fund that may be issued is unlimited. The Trustees of Smith Barney Muni Funds have authorized the issuance of twenty series of shares, each representing shares in one of twenty separate portfolios, and may authorize the issuance of additional series of shares in the future. In both the Acquiring Fund and the Acquired Fund, Class A shares, Class B shares and Class C shares represent interests in the assets of the Fund and have identical voting, dividend, liquidation and other rights on the same terms and conditions except that expenses related to the distribution of each class of shares are borne solely by each class and each class of shares has exclusive voting rights with respect to provisions of each Fund's Rule 12b-1 distribution plan which pertains to a particular class. Notwithstanding the foregoing, Class B shares of either Fund will convert automatically to Class A shares of such Fund, based on relative net asset value, eight years after the date of the original purchase of such shares. Upon conversion, these shares will no longer be subject to an annual distribution fee. In addition, a certain portion of Class B shares that have been acquired through the reinvestment of dividends and distributions will be converted to Class A shares of the respective Fund at that time.

          Directors/Trustees. The By-Laws of the Acquired Fund provide that Directors shall be elected by written ballot at any meeting of shareholders held for that purpose, and the term of office of each director shall be from the time of his election and qualification until his or her successor shall have been elected and shall have qualified or until his death, resignation or removal, or as otherwise provided by law. The Declaration of Trust of Smith Barney Muni Funds provides that the term of office of each Trustee shall be from the time of his or her election until the termination of the Trust or until such Trustee sooner dies, resigns or is removed. Any Director of the Acquired Fund may be removed by the vote of at least a majority of the votes then entitled to be cast for the election of Directors. A Trustee of Smith Barney Muni Funds may be removed with cause by written instrument, signed by at least two-thirds of the remaining Trustees. Vacancies on the Boards of either the Acquired Fund or Smith Barney Muni Funds may be filled by the Directors or Trustees, as the case may be, remaining in office. A meeting of shareholders will be required for the purpose of electing additional Directors or Trustees whenever fewer than two-thirds of the Directors or a majority of the Trustees then in office were elected by shareholders.

          Voting Rights. Neither the Acquired Fund nor the Acquiring Fund holds a meeting of shareholders annually, and there normally is no meeting of shareholders for the purpose of electing Directors/Trustees unless and until such time as less than two-thirds of the Directors or a majority of the Trustees holding office have been elected by shareholders. A meeting of shareholders of the Acquired Fund or the Acquiring Fund, for any purpose, must be called upon the written request of shareholders holding at least 25% of such Fund's outstanding shares, except that a meeting of shareholders of the Acquired Fund for the purpose of removing a Director must be called upon the written request of shareholders holding at least 10% of the Acquired Fund's outstanding shares. On each matter submitted to a vote of the shareholders of the Acquired Fund or the Acquiring Fund, each shareholder is entitled to one vote for each whole share owned and a proportionate, fractional vote for each fractional share outstanding in the shareholder's name on the Fund's books. With respect to the Acquired Fund, a majority of the votes cast on an action at a shareholder meeting at which a quorum is present shall decide any questions except when a different vote is required or permitted by any provision of the 1940 Act or other applicable law or as may otherwise be set forth in the Acquired Fund's organizational documents, or in cases where the vote is submitted to the holders of one or more but not all classes, a majority of the votes cast of the particular class affected by the matter shall decide such matter. With respect to matters relating to Smith Barney Muni Funds requiring a majority shareholder vote as described in the Declaration of Trust, a majority of shares represented in person or by proxy and entitled to vote at a meeting of shareholders at which a quorum is present shall decide such matter. In cases where the vote is submitted to the holders of one or more but not all series or classes, a majority of the outstanding shares of the particular series or class affected by the matter shall decide such matter.

          Liquidation or Dissolution. In the event of the liquidation or termination of any of the portfolios of Smith Barney Muni Funds or the liquidation or dissolution of the Acquired Fund, the shareholders of the respective Fund are entitled to receive, when, and as declared by the Trustees or Directors, as the case may be, the excess of the assets over the liabilities belonging to the liquidated or terminated portfolio of Smith Barney Muni Funds or of the liquidated or dissolved Acquired Fund, as the case may be. The assets so distributed to shareholders of Smith Barney Muni Funds will be distributed among the shareholders in proportion to the number of shares of the particular class held by them and recorded on the books of the liquidated or terminated portfolio of the Fund. The assets so distributed to shareholders of the Acquired Fund will be distributed among the shareholders in proportion to the number of shares of the particular class held by them and recorded on the books of the Acquired Fund.

          Liability of Directors/Trustees. The Articles of Incorporation of the Acquired Fund provide that Directors and officers shall not be liable for monetary damages as a Director or officer, except as to the extent such exemption from liability is not permitted by law. The By-Laws of the Acquired Fund provide that Directors and officers shall be indemnified to the fullest extent permitted by Maryland General Corporation Law, the 1933 Act and the 1940 Act, except that a Director or officer may not be indemnified with respect to any liability to which the person is subject by reason of his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. The By-Laws further provide that Directors and officers will be indemnified for the expenses of litigation against them to the fullest extent permitted by Maryland General Corporation Law, the 1933 Act and the 1940 Act. Under the Declaration of Trust and By-Laws of the Smith Barney Muni Funds, a Trustee will be personally liable only for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee. The Declaration of Trust of Smith Barney Muni Funds further provides that Trustees and officers will be indemnified for the expenses of litigation against them unless it is determined that the person did not act in good faith in the reasonable belief that the person's actions were in or not opposed to the best interest of the Smith Barney Muni Funds or the person's conduct is determined to constitute willful misfeasance, bad faith, gross negligence or reckless disregard of the person's duties.

          Rights of Inspection. Maryland law permits any shareholder of the Acquired Fund or any agent of such shareholder to inspect and copy during the Acquired Fund's usual business hours the Acquired Fund's By-Laws, minutes of shareholder proceedings, annual statements of the Acquired Fund's affairs and voting trust agreements on file at its principal office. Shareholders of Smith Barney Muni Funds have the same inspection rights as are permitted shareholders of a Massachusetts corporation under Massachusetts corporate law. Currently, each shareholder of a Massachusetts corporation is permitted to inspect the records, accounts and books of a corporation for any legitimate business purpose.

          Shareholder Liability. Under Maryland law, the Acquired Fund's shareholders do not have personal liability for the Acquired Fund's corporate acts and obligations. Under Massachusetts law, shareholders of the Acquiring Fund may, under certain circumstances, be held personally liable for the obligations of the Acquiring Fund. Smith Barney Muni Funds' Declaration of Trust, however, disclaims shareholder liability for acts or obligations of the Acquiring Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund. The Declaration of Trust also provides indemnification out of the property of the Acquired Fund for all losses and expenses of any shareholder held personally liable for the obligations of the Acquired Fund. Shares of the Acquiring Fund issued to the shareholders of the Acquired Fund in the Reorganization will be fully paid and nonassessable when issued, transferable without restrictions and will have no preemptive rights.

          The foregoing is only a summary of certain characteristics of the operations of the Acquiring Fund and the Acquired Fund. The foregoing is not a complete description of the documents cited. Shareholders should refer to the provisions of the corporate documents or trust documents and state laws governing each Fund for a more thorough description.


                         ADDITIONAL INFORMATION ABOUT
                  SMITH BARNEY NEW YORK MUNICIPALS FUND INC.
                                      AND
                            SMITH BARNEY MUNI FUNDS

          SMITH BARNEY NEW YORK MUNICIPALS FUND INC. Information about the Acquired Fund is included in its current Prospectus dated March 1, 1995, as supplemented by Prospectus Supplements dated May 25, 1995, July 11, 1995, July 15, 1995 and July 20, 1995 and in its Statement of Additional Information dated March 1, 1995, as supplemented on July 11, 1995, that have been filed with the SEC, both of which are incorporated herein by reference. A copy of the Prospectus and the Statement of Additional Information are available upon request and without charge by writing to the Acquired Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by calling
(800) 224-7523.

          SMITH BARNEY MUNI FUNDS. Information about the Acquiring Fund is incorporated herein by reference from its current Prospectus dated July 31, 1995, as supplemented by a Prospectus Supplement dated October 2, 1995, and the Statement of Additional Information of Smith Barney Muni Funds dated July 31, 1995. A copy of such Prospectus accompanies this Prospectus/Proxy Statement, and a copy of such Statement of Additional Information is available upon request and without charge by writing to the Acquired Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by calling
(800) 224-7523.

          Both the Acquiring Fund and Smith Barney Muni Funds are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information including proxy material, reports and charter documents with the SEC. These materials can be inspected and copies obtained at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the New York Regional Office of the SEC at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C. 20549 at prescribed rates.

                                OTHER BUSINESS

          The Directors of the Acquired Fund do not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.


                              VOTING INFORMATION

          This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of the Acquired Fund to be used at the Special Meeting of Shareholders of the Acquired Fund to be held at 2:30 p.m. on November 14, 1995, at 388 Greenwich Street, New York, New York 10013 and at any adjournment or adjournments thereof. This Prospectus/Proxy Statement, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders of the Acquired Fund on or about October 27, 1995.
Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The holders of a majority of the shares of the Acquired Fund outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting. For purposes of determining a quorum for transacting business at the Meeting, abstentions and broker "non-votes" (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as shares that are present but which have not been voted. For this reason, abstentions and broker non-votes will have the effect of a "no" vote for purposes of obtaining the requisite approval of the Plan. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted FOR approval of the proposed Reorganization and FOR approval of any other matters deemed appropriate. A proxy may be revoked at any time on or before the Meeting by written notice to the Secretary of the Acquired Fund, Christina T. Sydor, Esq., 388 Greenwich Street, New York, New York 10013. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization contemplated thereby.

          Approval of the Plan will require the affirmative vote of a majority of the total number of votes entitled to be cast thereon at the Meeting, in person or by proxy, if a quorum is present. Shareholders of Class A, Class B and Class C shares of the Acquired Fund will vote together as a single class. Shareholders of the Acquired Fund are entitled to one vote for each share. Fractional shares are entitled to proportional voting rights.

          Proxy solicitations will be made primarily by mail, but proxy solicitations also may be made by telephone, telegraph or personal interviews conducted by officers and employees of Smith Barney and its affiliates and/or by TSSG. In addition, Applied Mailing Systems, Inc., an affiliate of TSSG ("Applied Mailing"), or an agent of Applied Mailing, may call shareholders to ask if they would be willing to authorize Applied Mailing or its agent to execute a proxy on their behalf authorizing the voting of their shares in accordance with the instructions given over the telephone by the shareholders. The latter telephone solicitation procedure is designed to authenticate the shareholder's identity by asking the shareholder to provide his or her social security number (in the case of an individual) or taxpayer identification number (in the case of an entity). The shareholder's instructions will be implemented in a proxy executed by Applied Mailing or its agent and a confirmation will be sent to the shareholder to ensure that the vote has been authorized in accordance with the shareholder's instructions. Although a shareholder's vote may be solicited and cast in this manner, each shareholder will receive a copy of this Prospectus/Proxy Statement and may vote by mail using the enclosed proxy card. The Acquired Fund believes that this telephonic voting system will comply with Maryland law and will obtain an opinion of counsel to that effect prior to implementing such procedures. The aggregate cost of solicitation of the shareholders of the Acquired Fund is expected to be approximately $24,650. Expenses of the Reorganization, including the costs of the proxy solicitation and the preparation of enclosures to the Prospectus/Proxy Statement, reimbursement of expenses of forwarding solicitation material to beneficial owners of shares of the Acquired Fund and expenses incurred in connection with the preparation of this Prospectus/Proxy Statement will be borne by the Acquiring Fund and the Acquired Fund in proportion to their assets.

          In the event that a quorum necessary for a meeting of shareholders is not present or sufficient votes to approve the Reorganization are not received by November 14, 1995, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies.
In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require an affirmative vote by the holders of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon a decision to adjourn the Meeting.

          The votes of the shareholders of the Acquiring Fund are not being solicited by this Prospectus/Proxy Statement.

                       FINANCIAL STATEMENTS AND EXPERTS

          The statement of assets and liabilities of the Acquiring Fund, including the schedule of investments, as of March 31, 1995, the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the five-year period then ended, have been incorporated by reference into this Prospectus/Proxy Statement in reliance upon the report of KPMG Peat Marwick LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing. The statement of assets and liabilities of the Acquired Fund, including the schedule of investments, as of December 31, 1994, the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the ten-year period then ended have been incorporated by reference into this Prospectus/Proxy Statement in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, and upon the authority of such firm as experts in accounting and auditing.


                                 LEGAL MATTERS

          Certain legal matters concerning the issuance of shares of the Acquiring Fund will be passed upon by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. In rendering such opinion, Sullivan & Cromwell may rely on an opinion of Ropes & Gray as to certain matters under Massachusetts law.

          THE BOARD OF DIRECTORS OF THE ACQUIRED FUND, INCLUDING THE INDEPENDENT DIRECTORS, UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN, AND ANY UNMARKED PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PLAN.

                                                                     EXHIBIT A

                     AGREEMENT AND PLAN OF REORGANIZATION

          THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this 23rd day of October, 1995, by and between Smith Barney New York Municipals Fund Inc., a Maryland corporation with its principal place of business at 388 Greenwich Street, New York, New York 10013 (the "Acquired Fund"), and Smith Barney Muni Funds, a Massachusetts business trust, with its principal place of business at 388 Greenwich Street, New York, New York 10013, on behalf of its New York Portfolio (the "Acquiring Fund").

          This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(D) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of all or substantially all of the assets of the Acquired Fund in exchange for Class A, Class B and Class C shares of beneficial interest of the Acquiring Fund (collectively, the "Acquiring Fund Shares" and each, an "Acquiring Fund Share") and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund and the distribution, after the Closing Date herein referred to, of Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund and the subsequent dissolution of the Acquired Fund, all upon the terms and conditions hereinafter set forth in this Agreement.

          WHEREAS, the Acquired Fund and Smith Barney Muni Funds are registered investment companies of the management type and the Acquired Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;

          WHEREAS, Smith Barney Muni Funds is authorized to issue shares of beneficial interest in respect of its sub-trusts and the Acquired Fund is authorized to issue shares of common stock;

          WHEREAS, the Board of Directors of the Acquired Fund has determined that the exchange of all or substantially all of the assets and scheduled liabilities of the Acquired Fund for Acquiring Fund Shares and the assumption of such liabilities by the Acquiring Fund is in the best interests of the Acquired Fund's shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction;

          WHEREAS, the Board of Trustees of Smith Barney Muni Funds has determined that the exchange of all or substantially all the assets and scheduled liabilities of the Acquired Fund for Acquiring Fund Shares and the assumption of such liabilities by the

Acquiring Fund is in the best interests of the Acquiring Fund's shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction.

          NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR ACQUIRING FUND SHARES AND ASSUMPTION OF SCHEDULED LIABILITIES OF THE ACQUIRED FUND AND LIQUIDATION AND DISSOLUTION OF THE ACQUIRED FUND

          1.1. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Acquired Fund agrees to transfer the Acquired Fund's assets as set forth in paragraph
1.2 to Smith Barney Muni Funds on behalf of the Acquiring Fund, and the Acquiring Fund agrees in exchange therefor: (i) to deliver to the Acquired Fund the number of Class A Acquiring Fund Shares, including fractional Class A Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class A shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class A Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2; (ii) to deliver to the Acquired Fund the number of Class B Acquiring Fund Shares, including fractional Class B Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class B shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class B Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2; (iii) to deliver to the Acquired Fund the number of Class C Acquiring Fund Shares, including fractional Class C Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class C shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class C Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2; and (iv) to assume scheduled liabilities of the Acquired Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing"). The Acquired Fund and Smith Barney Muni Funds will file Articles of Transfer as required by Maryland law.

          1.2. (a) The assets of the Acquired Fund to be acquired by Smith Barney Muni Funds on behalf of the Acquiring Fund shall consist of all or substantially all property, including, without limitation, all cash, securities and dividends or interest receivables which are owned by the Acquired Fund and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the closing date provided in paragraph 3.1 (the "Closing Date").

               (b) The Acquired Fund has provided the Acquiring Fund with a list of all of the Acquired Fund's assets as of the date of execution of this Agreement. The Acquired Fund reserves the right to sell any of these securities but will not, without the prior approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest. The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Acquired Fund with a statement of the Acquiring Fund's investment objectives, policies and restrictions and a list of the securities, if any, on the Acquired Fund's list referred to in the first sentence of this paragraph which do not conform to the Acquiring Fund's investment objectives, policies and restrictions. In the event that the Acquired Fund holds any investments which the Acquiring Fund may not hold, the Acquired Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the portfolios of the Acquired Fund and the Acquiring Fund, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Acquired Fund, if requested by the Acquiring Fund, will dispose of and/or reinvest a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

          1.3. The Acquired Fund will endeavor to discharge all the Acquired Fund's known liabilities and obligations prior to the Closing Date. The Acquiring Fund shall assume all liabilities, expenses, costs, charges and reserves reflected on an unaudited Statement of Assets and Liabilities of the Acquired Fund prepared by Smith Barney Mutual Fund Management Inc. (the "Manager"), as adviser of the Acquired Fund, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. Smith Barney Muni Funds on behalf of the Acquiring Fund shall assume only those liabilities of the Acquired Fund reflected in that unaudited Statement of Assets and Liabilities and shall not assume any other liabilities, whether absolute or contingent, not reflected thereon.

          1.4. As provided in paragraph 3.3, as soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's shareholders of record determined as of the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Acquiring Fund Shares it receives pursuant to paragraph 1.1. Shareholders of Class A, Class B and Class C of the Acquired Fund shall receive Class A, Class B and Class C shares, respectively, of the Acquiring Fund. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the name of the Acquired Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Acquired Fund will simultaneously be cancelled on the books of the Acquired Fund, although any outstanding share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with paragraph 1.1. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

          1.5. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Acquiring Fund Shares will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.

          1.6. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund Shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

          1.7. Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Acquired Fund up to and including the Closing Date and such later dates on which the Acquired Fund is terminated.

          1.8. The Acquired Fund shall, following the Closing Date and the making of all distributions pursuant to paragraph 1.4, be dissolved under the laws of the State of Maryland and in accordance with its governing documents and shall apply for an order of the Securities and Exchange Commission (the "Commission") under Section 8(f) of the Investment Company Act of 1940, as amended (the "1940 Act"), declaring that it has ceased to be an investment company.

2.   VALUATION

          2.1. The value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of regular trading on the New York Stock Exchange, Inc. (the "NYSE") on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's then current prospectus or statement of additional information.

          2.2. The net asset value of Acquiring Fund Shares shall be the net asset value per share computed as of the close of regular trading on the NYSE on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then current prospectus or statement of additional information.

          2.3. All computations of value shall be made by the Manager in accordance with its regular practice as pricing agent for the Acquired Fund and the Acquiring Fund, respectively.

3.   CLOSING AND CLOSING DATE

          3.1. The Closing Date shall be November 17, 1995, or such later date as the parties may agree to in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held as of 5:00 p.m. at the offices of Smith Barney Inc., 388 Greenwich Street, New York, New York 10013, or at such other time and/or place as the parties may agree.

          3.2. In the event that on the Valuation Date (a) the NYSE or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on the NYSE or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

          3.3. The Acquired Fund shall deliver at the Closing a list of the names and addresses of the Acquired Fund's Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing, certified on behalf of the Acquired Fund by the Chairman of the Board or President of the Acquired Fund. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited to the Acquired Fund's account on the Closing Date to the Secretary of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4.   REPRESENTATIONS AND WARRANTIES

          4.1. The Acquired Fund represents and warrants to Smith Barney Muni Funds and the Acquiring Fund as follows:

          (a) The Acquired Fund is a corporation, duly organized, validly existing and in good standing under the laws of the State of Maryland;

          (b) The Acquired Fund is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect;

          (c) The Acquired Fund is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of its Articles of Incorporation or By-laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound;

          (d) The Acquired Fund has no material contracts or other commitments (other than this Agreement) which will be terminated with liability to the Acquired Fund prior to the Closing Date;

          (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to the Acquired Fund's knowledge threatened against the Acquired Fund or any of the Acquired Fund's properties or assets (other than that previously disclosed to the other party to the Agreement) which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings and is not party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

          (f) The Statements of Assets and Liabilities of the Acquired Fund for each of the ten fiscal years ended March 31, 1995 have been audited by Coopers & Lybrand L.L.P., independent accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Acquired Fund as of such dates, and there are no known contingent liabilities of the Acquired Fund as of such dates not disclosed therein;

          (g) The Acquired Fund will file its final federal and other tax returns for the period ending on the Closing Date in accordance with the Code. At the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law then to have been filed prior to the Closing Date shall have been filed, and all federal and other taxes shown as due on such returns shall have been paid so far as due, or provision shall have been made for the payment thereof and, to the best of the Acquired Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

          (h) For the most recent fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company;

          (i) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable.

All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquired Fund, nor is there outstanding any security convertible into any shares of the Acquired Fund (other than Class B shares of the Acquired Fund which, under certain circumstances, are convertible into Class A shares of the Acquired Fund);

          (j) At the Closing Date, the Acquired Fund will have good and marketable title to its assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power and authority to sell, assign, transfer and deliver such assets hereunder and, upon delivery and payment for such assets and the filing of Articles of Transfer with the Maryland State Department of Assessments and Taxation, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the Securities Act of 1933, as amended (the "1933 Act"), other than as disclosed to the Acquiring Fund;

          (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Acquired Fund's Board of Directors, and subject to the approval of the Acquired Fund's shareholders, this Agreement, assuming due authorization, execution and delivery by Smith Barney Muni Funds on behalf of the Acquiring Fund, will constitute a valid and binding obligation of the Acquired Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

          (l) The information to be furnished by the Acquired Fund for use in no-action letters, applications for exemptive orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto; and

          (m) The proxy statement of the Acquired Fund (the "Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.7 (other than information therein that relates to Smith Barney Muni Funds or the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

          4.2. Smith Barney Muni Funds and the Acquiring Fund represent and warrant to the Acquired Fund as follows:

          (a) The Acquiring Fund is a portfolio of Smith Barney Muni Funds, which is a business trust, duly organized and validly existing under the laws of the Commonwealth of Massachusetts;

          (b) Smith Barney Muni Funds is a registered investment company classified as a management company of the open-end type and its registration with the Commission as an investment company under the 1940 Act is in full force and effect;

          (c) The current prospectus of the Acquiring Fund and statement of additional information of Smith Barney Muni Funds conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

          (d) At the Closing Date, Smith Barney Muni Funds will have good and marketable title to the Acquiring Fund's assets;

          (e) Smith Barney Muni Funds is not, and the execution, delivery and performance of this Agreement on behalf of the Acquiring Fund will not result, in a material violation of Smith Barney Muni Funds' Declaration of Trust or By-laws or of any agreement, indenture, instrument, contract, lease or other undertaking with respect to the Acquiring Fund to which Smith Barney Muni Funds or the Acquiring Fund is a party or by which it is bound;

          (f) No litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against the Acquiring Fund or Smith Barney Muni Funds with respect to the Acquiring Fund or any of the Acquiring Fund's properties or assets. Smith Barney Muni Funds and the Acquiring Fund know of no facts which might form the basis for the institution of such proceedings and neither Smith Barney Muni Funds nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquiring Fund's business or Smith Barney Muni Funds' ability on behalf of the Acquiring Fund to consummate the transactions contemplated herein;

          (g) The Statement of Assets and Liabilities of the Acquiring Fund for the eight fiscal years ended March 31, 1995 and for the period January 16, 1987 (commencement of operations) to March 31, 1987 have been audited by KPMG Peat Marwick LLP, independent accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquired Fund) fairly reflect the financial condition of the Acquiring Fund as of such dates, and there are no known contingent liabilities of the Acquiring Fund as of such dates not disclosed therein;

          (h) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law then to have been filed by such date shall have been filed, and all federal and other taxes shown as due on said returns and reports shall have been paid so far as due, or provision shall have been made for the payment thereof and, to the best of the Acquiring Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

          (i) For the most recent fiscal year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and the Acquiring Fund intends to do so in the future;

          (j) At the date hereof, all issued and outstanding shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquiring Fund, nor is there outstanding any security convertible into shares of the Acquiring Fund (other than Class B shares of the Acquiring Fund which, under certain circumstances, are convertible into Class A shares of the Acquiring Fund);

          (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action, if any, on the part of Smith Barney Muni Funds' Board of Trustees, and this Agreement, assuming due authorization, execution and delivery by the Acquired Fund, constitutes a valid and binding obligation of Smith Barney Muni Funds on behalf of the Acquiring Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

          (l) The Acquiring Fund Shares to be issued and delivered to the Acquired Fund, for the account of the Acquired Fund Shareholders, pursuant to the terms of this Agreement, will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable;

          (m) The information to be furnished by the Acquiring Fund for use in no-action letters, applications for exemptive orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto;

          (n) The Proxy Statement to be included in the Registration Statement (only insofar as it relates to Smith Barney Muni Funds and the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading; and

          (o) Smith Barney Muni Funds, on behalf of the Acquiring Fund, agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue the Acquiring Fund's operations after the Closing Date.

5.   COVENANTS OF THE ACQUIRING FUND, SMITH BARNEY MUNI FUNDS AND THE ACQUIRED
     FUND

          5.1. The Acquired Fund and Smith Barney Muni Funds on behalf of the Acquiring Fund each will operate its business in the ordinary course between the date hereof and the Closing Date. It is understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions and any other dividends and distributions deemed advisable, in each case payable either in cash or in additional shares.

          5.2. The Acquired Fund will call a meeting of its shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

          5.3. The Acquired Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

          5.4. The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund's shares.

          5.5. Subject to the provisions of this Agreement, the Acquired Fund and Smith Barney Muni Funds on behalf of the Acquiring Fund, each will take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

          5.6. As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code and which will be certified by the Chairman of the Board or President and the Treasurer of the Acquired Fund.

          5.7. The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement, referred to in paragraph 4.1(m), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934 (the "1934 Act") and the 1940 Act in connection with the meeting of the Acquired Fund's shareholders to consider approval of this Agreement and the transactions contemplated herein.

6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND

          The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by Smith Barney Muni Funds and the Acquiring Fund of all of the obligations to be performed by them hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

          6.1. All representations and warranties of Smith Barney Muni Funds and the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

          6.2. Smith Barney Muni Funds on behalf of the Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by its Chairman of the Board, President or Vice President and its Treasurer or Assistant Treasurer, in a form reasonably satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of Smith Barney Muni Funds and the Acquiring Fund made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement; and

          6.3. The Acquired Fund shall have received on the Closing Date a favorable opinion from Sullivan & Cromwell, counsel to the Acquiring Fund, dated as of the Closing Date, in a form reasonably satisfactory to Christina
T. Sydor, Esq., Secretary of the Acquired Fund, covering the following points:

     That (a) Smith Barney Muni Funds is a business trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts; (b) Smith Barney Muni Funds is an open-end management investment company registered under the 1940 Act; (c) this Agreement, the Reorganization provided for hereunder and the execution of this Agreement have been duly authorized and approved by all requisite action of Smith Barney Muni Funds, and this Agreement has been duly executed and delivered by Smith Barney Muni Funds and, assuming due authorization by the Acquired Fund, is a valid and binding obligation of Smith Barney Muni Funds with respect to the Acquiring Fund, enforceable in accordance with its terms against the assets of the Acquiring Fund, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and (d) the Acquiring Fund Shares to be issued to the Acquired Fund for distribution to its shareholders pursuant to this Agreement have been duly authorized and, when issued in accordance with this Agreement, will be validly issued and fully paid and non-assessable.

          Such opinion may state that it is solely for the benefit of the Acquired Fund, its Directors and its officers. Such counsel may rely, as to matters governed by the laws of the Commonwealth of Massachusetts, on an opinion of Massachusetts counsel.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF SMITH BARNEY MUNI FUNDS IN RESPECT OF THE ACQUIRING FUND

          The obligations of Smith Barney Muni Funds on behalf of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

          7.1. All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

          7.2. The Acquired Fund shall have delivered to Smith Barney Muni Funds on behalf of the Acquiring Fund a statement of the Acquired Fund's assets and liabilities, together with a list of the Acquired Fund's portfolio securities showing the tax basis of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer or Assistant Treasurer of the Acquired Fund;

          7.3. The Acquired Fund shall have delivered to Smith Barney Muni Funds on behalf of the Acquiring Fund on the Closing Date a certificate executed in its name by its Chairman of the Board, President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement; and

          7.4. The Acquiring Fund shall have received on the Closing Date a favorable opinion of Willkie Farr & Gallagher, counsel to the Acquired Fund, in a form satisfactory to Christina T. Sydor, Esq., Secretary of the Acquiring Fund, covering the following points:

     That (a) the Acquired Fund is a corporation duly organized and validly existing under the laws of the State of Maryland; (b) the Acquired Fund is an open-end management investment company registered under the 1940 Act; and (c) this Agreement, the Reorganization provided for hereunder and the execution of this Agreement have been duly authorized and approved by all requisite action of the Acquired Fund, and this Agreement has been duly executed and delivered by the Acquired Fund and, assuming due authorization, execution and delivery by Smith Barney Muni Funds with respect to the Acquiring Fund, is a valid and binding obligation of the Acquired Fund enforceable in accordance with its terms against the assets of the Acquired Fund, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          Such opinion may state that it is solely for the benefit of Smith Barney Muni Funds, its Trustees and its officers. Such counsel may rely, as to matters governed by the laws of the State of Maryland, on an opinion of Maryland counsel.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND, SMITH BARNEY MUNI FUNDS AND THE ACQUIRING FUND

          If any of the conditions set forth below do not exist on or before the Closing Date with respect to Smith Barney Muni Funds on behalf of the Acquiring Fund, or the Acquired Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

          8.1. This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of its Articles of Incorporation and By-laws and certified copies of the votes evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquired Fund nor Smith Barney Muni Funds on behalf of the Acquiring Fund may waive the conditions set forth in this paragraph 8.1;

          8.2. On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

          8.3. All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no-action" positions of and exemptive orders from such federal and state authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions;

          8.4. The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;

          8.5. The Acquired Fund shall have declared and paid a dividend or dividends on the outstanding shares of the Acquired Fund which, together with all previous such dividends, shall have the effect of distributing to the shareholders of the Acquired Fund all of the investment company taxable income of the Acquired Fund for all taxable years ending on or prior to the Closing Date. The dividend declared and paid by the Acquired Fund shall also include all of such fund's net capital gain realized in all taxable years ending on or prior to the Closing Date (after reduction for any capital loss carryforward);

          8.6. The parties shall have received a favorable opinion of Willkie Farr & Gallagher, addressed to the Acquired Fund and Smith Barney Muni Funds in respect of the Acquiring Fund and satisfactory to Christina T. Sydor, Esq., as Secretary of each of the Funds, substantially to the effect that for federal income tax purposes:

     (a) the transfer of all or substantially all of the Acquired Fund's assets in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(D) of the Code, and the Acquiring Fund and the Acquired Fund are each a "party to a reorganization" within the meaning of Section 368(b) of the Code; (b) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund; (c) no gain or loss will be recognized by the Acquired Fund upon the transfer of the

Acquired Fund's assets to the Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of scheduled liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of Acquiring Fund Shares to Acquired Fund's shareholders; (d) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares; (e) the aggregate tax basis for Acquiring Fund Shares received by each of the Acquired Fund's shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of Acquiring Fund Shares to be received by each Acquired Fund shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided that the Acquired Fund shares were held as capital assets on the date of the Reorganization); and (f) the tax basis to the Acquiring Fund of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

          Notwithstanding anything herein to the contrary, neither the Acquired Fund nor Smith Barney Muni Funds on behalf of the Acquiring Fund may waive the conditions set forth in this paragraph 8.6.

9.   BROKERAGE FEES AND EXPENSES

          9.1. The Acquired Fund represents and warrants to Smith Barney Muni Funds on behalf of the Acquiring Fund, and Smith Barney Muni Funds on behalf of the Acquiring Fund represents and warrants to the Acquired Fund, that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

          9.2.  (a)  Except as may be otherwise provided herein, Smith
 Barney Inc., the distributor of the Acquiring Fund and the Acquired Fund, shall be liable for the expenses incurred in connection with entering into and carrying out the provisions of this Agreement, including the expenses of: (i) counsel and independent accountants associated with the Reorganization; (ii) printing and mailing the Prospectus/Proxy Statement and soliciting proxies in connection with the meeting of shareholders of the Acquired Fund referred to in paragraph 5.2 hereof; (iii) any special pricing fees associated with the valuation of the Acquired Fund's or the Acquiring Fund's portfolio on the Closing Date; (iv) expenses associated with preparing this Agreement and preparing and filing the Registration Statement under the 1933 Act covering the Acquiring Fund Shares to be issued in the Reorganization; (v) registration or qualification fees and expenses of preparing and filing such forms, if any, necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection with the Reorganization. The Acquired Fund shall be liable for: (x) all fees and expenses related to the liquidation and dissolution of the Acquired Fund; and (y) fees and expenses of the Acquired Fund's custodian and transfer agent incurred in connection with the Reorganization. The Acquiring Fund shall be liable for any fees and expenses of the Acquiring Fund's custodian and transfer agent incurred in connection with the Reorganization.

          (b) Consistent with the provisions of paragraph 1.3, the Acquired Fund, prior to the Closing, shall pay for or include in the unaudited Statement of Assets and Liabilities prepared pursuant to paragraph 1.3 all of its known and reasonably estimated expenses associated with the transactions contemplated by this Agreement.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

          10.1. The parties hereto agree that no party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

          10.2. The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

11.  TERMINATION

          11.1. This Agreement may be terminated at any time prior to the Closing Date by: (i) the mutual agreement of Smith Barney Muni Funds on behalf of the Acquiring Fund and the Acquired Fund; (ii) Smith Barney Muni Funds on behalf of the Acquiring Fund in the event that the Acquired Fund shall, or the Acquired Fund in the event that Smith Barney Muni Funds or the Acquiring Fund shall, materially breach any representation, warranty or agreement contained herein to be performed at or prior to the Closing Date; or
(iii) Smith Barney Muni Funds on behalf of the Acquiring Fund, or by the Acquired Fund, if a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

          11.2. In the event of any such termination, there shall be no liability for damages on the part of either Smith Barney Muni Funds on behalf of the Acquiring Fund or the Acquired Fund or their respective Trustees, Directors or officers to the other party, but each shall bear the expenses incurred by it incidental to the preparation and carrying out of this Agreement as provided in paragraph 9.

12.  AMENDMENTS; WAIVERS

          12.1. This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of Smith Barney Muni Funds and the Acquired Fund; provided, however, that following the meeting of the Acquired Fund shareholders called by the Acquired Fund pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Acquiring Fund Shares to be issued to the Acquired Fund's shareholders under this Agreement to the detriment of such shareholders without their further approval.

          12.2. At any time prior to the Closing Date either party hereto may by written instrument signed by it (i) waive any inaccuracies in the representations and warranties made to it contained herein and (ii) waive compliance with any of the covenants or conditions made for its benefit contained herein.

13.  NOTICES

          Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by hand delivery, prepaid telegraph, telecopy or certified mail addressed to Smith Barney Muni Funds, 388 Greenwich Street, 22nd Floor, New York, New York 10013,
Attention: Heath B. McLendon; or to Smith Barney New York Municipals Fund Inc., 388 Greenwich Street, 22nd Floor, New York, New York 10013, Attention:
Jessica Bibliowicz.

14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF
     LIABILITY

          14.1. The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          14.2. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

          14.3. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

          14.4. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, corporation or other entity, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

          14.5. It is expressly agreed that the obligations of Smith Barney Muni Funds in respect of the Acquiring Fund shall not be binding upon any Trustees, shareholders, nominees, officers, agents or employees personally, but bind only the trust property of Smith Barney Muni Funds as provided in the Declaration of Trust of Smith Barney Muni Funds. The execution and delivery of this Agreement have been authorized by the Trustees of Smith Barney Muni Funds and this Agreement has been executed by authorized officers of Smith Barney Muni Funds, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of Smith Barney Muni Funds as provided in Smith Barney Muni Funds' Declaration of Trust.

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its Chairman of the Board, President or Vice President and attested by its Secretary or Assistant Secretary.


Attest:                     SMITH BARNEY MUNI FUNDS
                              on behalf of NEW YORK PORTFOLIO




/s/ Christina T. Sydor                  By: Heath B. McLendon
Name:  Christina T. Sydor                Name:  Heath B. McLendon
Title: Secretary                         Title: Chairman of the Board



Attest:                     SMITH BARNEY NEW YORK MUNICIPALS
                              FUND INC.




/s/ Christina T. Sydor                  By: /s/ Jessica Bibliowcz
Name:  Christina T. Sydor                Name:  Jessica Bibliowicz
Title: Secretary                         Title: President

                                  PROSPECTUS
                                      OF
                 SMITH BARNEY MUNI FUNDS -- NEW YORK PORTFOLIO
                              DATED JULY 31, 1995
                  AS SUPPLEMENTED BY A PROSPECTUS SUPPLEMENT
                             DATED OCTOBER 2, 1995

                            SMITH BARNEY MUNI FUNDS
                               Florida Portfolio
                            Limited Term Portfolio
                              New York Portfolio

                      Supplement dated October 2, 1995 to
                       Prospectuses dated July 31, 1995


          The Trustees of Smith Barney Muni Funds (the "Fund") have approved a new management agreement on behalf of each of the Florida Portfolio, the Limited Term Portfolio and the New York Portfolio (each a "Portfolio" and collectively, the "Portfolios") to increase the effective management fee paid by the Fund on behalf of each Portfolio.

          Under the current management agreement the Fund pays an effective management fee at an annual rate of 0.45% of each Portfolio's average daily net assets. Under the proposed management agreement the Fund would pay an effective management fee at an annual rate of 0.50% of each Portfolio's average daily net assets.

          The proposed changes are subject to the approval of each Portfolio's shareholders. Proxy materials describing the proposed changes are being mailed to the Fund's shareholders of record as of September 29, 1995 in anticipation of the Special Meeting of Shareholders scheduled to be held on November 13, 1995. If the proposed management agreement is not approved, the current management agreement will remain in effect.

PROSPECTUS


SMITH BARNEY

MUNI FUNDS



New York Portfolio


JULY 31, 1995








Prospectus begins on page one

[Logo] Smith Barney Mutual Funds
       Investing for your future.
       Every day.

Smith Barney Muni Funds - New York Portfolio

==============================================================================
Prospectus
JULY 31, 1995
==============================================================================


     388 Greenwich Street
     New York, New York 10013
     (212) 723-9218


     The New York Portfolio (the "Portfolio") is one of thirteen investment
portfolios  that  currently  comprise   Smith Barney Muni Funds (the "Fund").

      The New York Portfolio seeks to pay its shareholders as high a level of monthly income exempt from Federal income taxes and from New York State and City personal income taxes as is consistent with prudent investing.

      The Portfolio may invest without limit in municipal obligations whose interest is a tax-preference for purposes of the Federal alternative minimum tax.

      This  Prospectus sets  forth  concisely certain information about the
Fund and the   Portfolio,  including  sales   charges, distribution and service
fees and expenses, that prospective investors will find helpful in making an investment decision. Investors are encouraged to read this Prospectus carefully and retain it for future reference.

       Additional   information   about   the Portfolio is contained in a
Statement of Additional Information dated JULY 31, 1995, as amended or supplemented from time to time, that is available upon request and without charge by calling or writing the Fund at the telephone number or address set
forth above or by contacting a Smith   Barney   Financial  Consultant.   The
Statement of Additional Information has been  filed with the Securities and
Exchange Commission (the "SEC") and is incorporated   by   reference    into
this Prospectus in its entirety.


SMITH BARNEY INC.  Distributor


SMITH BARNEY MUTUAL FUNDS MANAGEMENT INC.  Investment Manager


      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
AND   EXCHANGE   COMMISSION  OR   ANY   STATE SECURITIES COMMISSION NOR HAS THE
SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE SECURITIES COMMISSION
PASSED UPON   THE  ACCURACY  OR  ADEQUACY  OF   THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Smith Barney Muni Funds - New York Portfolio


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Table of Contents
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Prospectus Summary                                                       3
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Financial Highlights                                                    10
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Investment Objectives and Management Policies                           12
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Valuation of Shares                                                     17
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Dividends, Distributions and Taxes                                      18
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Purchase of Shares                                                      20
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Exchange Privilege                                                      27
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Redemption of Shares                                                    31
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Minimum Account Size                                                    32
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Performance                                                             33
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Management of the Fund                                                  34
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Distributor                                                             35
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Additional Information                                                  36
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==============================================================================
      No  person has been authorized to  give any information or to make any
representations  in  connection   with   this offering other than those
contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Fund or the Distributor. This Prospectus does not constitute an offer by the Fund or the Distributor to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom
it is unlawful to make such    offer   or solicitation   in   such
jurisdiction.
==============================================================================

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Prospectus Summary
==============================================================================

      The following summary is qualified in its entirety by detailed information appearing elsewhere in this Prospectus and in the Statement of Additional Information. Cross references in this summary are to headings in the Prospectus. See "Table of Contents."


       INVESTMENT  OBJECTIVE  The  New   York Portfolio seeks to pay its
shareholders as high a level of monthly income exempt from Federal income taxes and from New York State and City personal income taxes as is consistent with prudent investing. The Portfolio may invest without limit in municipal obligations whose interest is a tax preference for purposes of the Federal alternative minimum tax. See "Investment Objective and Management Policies."

      ALTERNATIVE PURCHASE ARRANGEMENTS The Portfolio offers several classes of shares ("Classes") to investors designed to provide them with the flexibility of selecting an investment best suited to their needs. The general public is offered three Classes of shares: Class A shares, Class B shares and Class C shares, which differ principally in terms of sales charges and rate of expenses to which they are subject. A fourth Class of shares, Class Y
shares, is offered only   to   investors  meeting   an   initial investment
minimum of $5,000,000. See "Purchase  of  Shares"  and  "Redemption   of
Shares."


      Class A Shares. Class A shares are sold at net asset value plus an initial sales charge of up to 4.00% and are subject to an annual service fee of 0.15% of the average daily net assets of the Class. The initial sales charge may be reduced or waived for certain purchases. Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no initial sales charge, but will be subject to a contingent deferred sales charge ("CDSC") of 1.00% on redemptions made within 12 months of purchase. See "Prospectus Summary -- Reduced or No Initial Sales Charge."

      Class B Shares. Class B shares are offered at net asset value subject to a maximum CDSC of 4.50% of redemption proceeds, declining by 0.50%
the first year after   purchase  and  by  1.00%  each   year thereafter to
zero. This CDSC may be waived  for  certain  redemptions.  Class   B shares are
subject to an annual service fee of 0.15% and an annual distribution fee of 0.50% of the average daily net assets of the Class. The Class B shares'
distribution fee may cause that Class to   have  higher  expenses  and  pay
lower dividends than Class A shares.

     Class B Shares Conversion Feature. Class B shares will convert automatically to Class A shares, based on relative net asset value, eight years after the date of the original purchase. Upon conversion, these shares will no longer be subject to an annual distribution fee. In addition, a certain portion

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Prospectus Summary (continued)
==============================================================================

of Class B shares that have been acquired through the reinvestment of dividends and distributions ("Class B Dividend Shares") will be converted at that time. See "Purchase of Shares -- Deferred Sales Charge Alternatives."


      Class C Shares. Class C shares are sold at net asset value with no initial sales charge. They are subject to an annual service fee of 0.15% and an annual distribution fee of 0.55% of the average daily net assets of the Class, and investors pay a CDSC of 1.00% if they redeem Class C shares within 12 months of purchase. The CDSC may be waived for certain redemptions. The Class C shares' distribution fee may cause that Class to have higher expenses and pay lower dividends than Class A shares. Purchases of Portfolio shares, which when combined with current holdings of Class C shares of the Portfolio equal or exceed $500,000 in the aggregate, should be made in Class A shares at net asset value with no sales charge, and will be subject to
a CDSC of 1.00% on redemptions   made  within   12   months   of purchase.


      Class Y Shares. Class Y shares are available only to investors meeting an initial investment minimum of $5,000,000. Class Y shares are sold at net asset value with no initial sales charge or CDSC. They are not subject to any service or distribution fees.

      In deciding which Class of Portfolio shares to purchase, investors should consider the following factors, as well as any other relevant facts and circumstances:

     Intended Holding Period. The decision as to which Class of shares is more beneficial to an investor depends on the amount and intended length of his or her investment. Shareholders who are planning to establish a program of regular investment may wish to consider Class A shares; as the investment accumulates shareholders may qualify for reduced sales charges and the shares are subject to lower ongoing expenses over the term of the investment. As an alternative, Class B and Class C shares are sold without any initial sales charge so the entire purchase price is immediately invested in the Portfolio. Any investment return on these additional invested amounts may partially or wholly offset the higher annual expenses of these Classes. Because
the Portfolio's future return cannot be   predicted,  however,  there  can  be
no assurance that this would be the case.

      Finally, investors should consider the effect of the CDSC period and any conversion rights of the Classes in the context of their own investment time frame. For example, while Class C shares have a shorter CDSC period than
Class B shares,   they  do  not  have  a   conversion feature, and therefore,
are subject to an ongoing  distribution  fee.  Thus,  Class   B shares may be
more attractive than Class C   shares  to  investors  with  longer  term
investment outlooks.

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Prospectus Summary (continued)
==============================================================================
Investors   investing  a  minimum   of $5,000,000 must purchase Class Y
shares, which  are  not  subject to an initial  sales charge, CDSC or service
or distribution   fees.  The  maximum   purchase amount for Class A shares is
$4,999,999, Class B shares is $249,999 and Class C shares is $499,999. There is no maximum purchase amount for Class Y shares.

      Reduced or No Initial Sales Charge. The initial sales charge on Class A shares may be waived for certain eligible purchasers and the entire purchase price would be immediately invested in each Portfolio. In addition, Class A share purchases, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no initial sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months of purchase. The $500,000 aggregate investment may be met by adding the purchase to the net asset value of all Class A shares offered with a sales charge held in funds sponsored by Smith Barney Inc. ("Smith Barney") listed under "Exchange Privilege." Class A share purchases may also be eligible for a reduced initial sales charge. See "Purchase of Shares." Because the ongoing
expenses  of Class A shares may be lower than those   for  Class  B  and  Class
C shares, purchasers eligible to purchase Class A shares at net asset value or at a reduced sales charge should consider doing so.

      Smith Barney Financial Consultants may receive different compensation for selling each Class of shares. Investors should understand that the purpose of the CDSC on the Class B and Class C shares is the same as that of the initial sales charge on the Class A shares.

     See "Purchase of Shares" and "Management of the Fund" for a complete description of the sales charges and service and distribution fees for each Class of shares and "Valuation of Shares," "Dividends, Distributions and
Taxes" and    "Exchange   Privilege"    for    other differences between the
Classes of shares.


       PURCHASE  OF  SHARES  Shares  may   be purchased through the Portfolio's
distributor, Smith Barney, a broker that clears securities transactions through Smith Barney on a fully disclosed basis (an "Introducing Broker") or an investment dealer in the selling group. See "Purchase of Shares."

      INVESTMENT MINIMUMS Investors in Class A, Class B and Class C shares may open an account by making an initial investment of at least $1,000 for each account. Investors in Class Y shares may open an account for an initial
investment    of    $5,000,000.    Subsequent investments of at least $50 may
be made for all Classes. The minimum initial investment requirement for Class A, Class B and Class C shares and the subsequent investment requirement for all Classes through the Systematic Investment Plan described below is $50. There is no minimum

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Prospectus Summary (continued)
==============================================================================


investment requirement in Class A shares for unitholders who invest distributions from a unit investment trust ("UIT") sponsored by Smith Barney. It is not recommended that the Portfolio be used as a vehicle for
Keogh, IRA or other   qualified   retirement   plans.   See "Purchase of
Shares."

     SYSTEMATIC INVESTMENT PLAN The Portfolio offers shareholders a Systematic
Investment   Plan  under   which   they   may authorize the automatic placement
of a purchase order each month or quarter for Portfolio shares in an amount of at least $50. See "Purchase of Shares."


      REDEMPTION OF SHARES Shares may be redeemed on each day the New York Stock Exchange, Inc. ("NYSE") is open for business. See "Purchase of Shares" and "Redemption of Shares."


      MANAGEMENT OF THE FUND Smith Barney Mutual Funds Management Inc. ("SBMFM" or the "Manager") serves as the Portfolio's investment manager. SBMFMprovides investment advisory and management services to investment companies affiliated with Smith Barney. SBMFM is a wholly owned subsidiary of Smith Barney Holdings Inc. ("Holdings"). Holdings is a wholly owned
subsidiary of Travelers Group Inc.  ("Travelers"),   a   diversified
financial services holding company engaged, through its   subsidiaries,
principally   in   four business segments: Investment Services, Consumer
Finance Services, Life Insurance Services and Property & Casualty Insurance Services. As of March 31, 1995 SBMFM had aggregate assets under management in excess of $54 billion. See "Management of the Fund."


     EXCHANGE PRIVILEGE Shares of a Class may be exchanged for shares of the same Class of certain other funds of the Smith Barney Mutual Funds at the respective net asset values next determined, plus any applicable sales charge differential. See "Exchange Privilege."

      VALUATION OF SHARES Net asset value of each Portfolio for the prior day generally is quoted daily in the financial section of most newspapers and is also available from a Smith Barney Financial Consultant. See "Valuation of Shares."

      DIVIDENDS AND DISTRIBUTIONS Dividends are paid monthly from net investment income. Distributions of net realized capital gains, if any, are paid annually. See "Dividends, Distributions and Taxes."

      REINVESTMENT OF DIVIDENDS Dividends and distributions paid on shares of a
Class   will   be  reinvested  automatically, unless otherwise specified by an investor, in additional shares of the same Class at current net asset value. Shares acquired by dividend and distribution reinvestments will not be subject to any sales charge or CDSC. Class B shares acquired through dividend and
distribution   reinvestments   will    become eligible for conversion to Class
A shares on   a   pro   rata  basis.  See  "Dividends, Distributions and
Taxes."

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Prospectus Summary (continued)
==============================================================================


      RISK FACTORS AND SPECIAL CONSIDERATIONS There can be no assurance that
the Portfolio's  investment  objective  will   be achieved. The concentration
of New York Portfolio  in municipal obligations  involves certain additional
risks that should be   considered   carefully   by   investors.  Additionally,
the value of the Portfolio's investments, and thus the net asset value of the Portfolio's shares, will fluctuate in response to changes in market and economic conditions, as well as the financial condition and prospects of issuers of municipal obligations purchased by the Portfolio. The market value of long-term municipal bonds may be adversely effected during periods of rising interest rates. Additionally, changes in Federal income tax laws
effecting the tax exemption for interest on municipal   obligations  could
effect   the availability of tax exempt obligations for purchase and the value
of the Portfolio's securities would be affected. See "Investment    Objectives
and    Management Policies."

      THE  PORTFOLIO'S EXPENSES The following expense table lists the costs and
expenses   an  investor  will  incur   either directly or indirectly as a
shareholder of  the Portfolio, based on the maximum sales charge or maximum
CDSC that may be incurred   at   the  time  of   purchase   or redemption and,
unless otherwise noted, the Portfolio's operating expenses for its most recent fiscal year:



                                                                Class A     Class B   Class C   Class Y
-------------------------------------------------------------------------------------------------------------


Shareholder Transaction Expenses
Maximum sales charge imposed on purchases
  (as   a  percentage  of  offering  price)...............      4.00%      None        None        None
Maximum  CDSC (as a percentage of original cost or
  redemption proceeds, whichever  is  lower) .............      None*       4.50%      1.00%       None



Annual Portfolio Operating Expenses**
(as a percentage of average net assets)
    Management fees ......................................        0.45%      0.45%      0.45%      0.45%
    12b-1 fees*** ........................................        0.15       0.65       0.70        ---
Other expenses............................................        0.13       0.17       0.13       0.12
                                                                  ----       ----       ----       ----
Total Portfolio Operating Expenses .......................        0.73%      1.27%      1.28%      0.57%
                                                                  ====       ====       ====       ====
-------------------------------------------------------------------------------------------------------------

   * Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months.

  **   "Management Fees" and "Other Expenses" for  Class  A  shares  are  based on actual amounts for the fiscal year ended March 31, 1995; 12b-1 fees have been restated to reflect the anticipated level of 12b-1 fees for
the  current  fiscal  period.    "Other Expenses"   for  Class  Y  shares  have
been estimated because no Class Y shares were outstanding for the period ended March 31, 1995.

***   Upon  conversion of Class B  shares  to Class A shares, such shares will no longer  be  subject to a distribution fee. Class C shares do not have a conversion feature and, therefore, are subject to an ongoing
distribution fee.   As   a   result,   long-term shareholders of Class C shares
may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.


Smith Barney Muni Funds - New York Portfolio


==============================================================================
Prospectus Summary (continued)
==============================================================================

      The sales charge and CDSC set forth in the above table are the maximum charges imposed on purchases or redemptions of Portfolio shares and investors
may   actually  pay  lower  or  no   charges, depending on the amount purchased
and, in the case of Class B, Class C and certain Class A shares, the length of time the shares are held. See "Purchase of Shares" and "Redemption of Shares." Smith Barney receives an annual 12b-1 service fee of 0.15% of the value of average daily net assets of Class A shares. Smith Barney also receives with respect to Class B shares an annual 12b-1 fee of 0.65% of the value of average daily net assets of that Class, consisting of a 0.50% distribution fee and a 0.15% service fee. With respect to Class C shares, Smith Barney also receives an annual 12b-1 fee of 0.70% of the value of average daily net assets of that Class, consisting of a 0.55% distribution fee and a 0.15% service fee. "Other expenses" in the above table include
fees  for  shareholder services, custodial fees, legal and accounting   fees,
printing    costs    and registration fees.

     EXAMPLE


      The following example is intended to assist an investor in understanding the various costs that an investor in the Portfolio will bear directly or indirectly. The example assumes payment by the Portfolio of operating expenses at the levels set forth in the table above. See "Purchase of Shares," "Redemption of Shares" and "Management of the Fund."


                                               1 Year   3 Years  5 Years  10 Years*
-----------------------------------------------------------------------------------
An investor would pay the following
  expenses on a $1,000 investment,
  assuming (1) 5.00% annual return and
  (2) redemption at the end of each time
  period:

      New York Portfolio
      Class A ................................  $47      $62      $79      $127
      Class B ................................   58      70        80       140
      Class C ................................   23      41        70       155
      Class Y ................................    6      18        32        71
-----------------------------------------------------------------------------------


An investor would pay the following expenses on the same investment, assuming the same annual return and no redemption:


                                               1 Year   3 Years  5 Years  10 Years*
-----------------------------------------------------------------------------------

      New York Portfolio
      Class A ................................  $47     $62       $79      $127
      Class B ................................   13      40        70       140
      Class C ................................   13      41        70       155
      Class Y ................................    6      18        32        71
-----------------------------------------------------------------------------------

*Ten-year figures assume conversion of Class B shares to Class A shares at the end of the eighth year following the date of purchase.


Smith Barney Muni Funds - New York Portfolio


==============================================================================
Prospectus Summary (continued)
==============================================================================

      The example also provides a means for the investor to compare expense levels of funds with different fee structures over varying investment periods. To facilitate such comparison, all funds are required to utilize a 5.00% annual return assumption. However, each Portfolio's actual return will vary and may be greater or less than 5.00%. This example should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown.

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Financial Highlights
==============================================================================


      The following schedule of the New York Portfolio of Smith Barney Muni Funds has been audited in conjunction with the annual audits of the financial statements of Smith Barney Muni Funds by KPMG Peat Marwick LLP, independent auditors. The 1995 financial statements and the independent auditors' report thereon appear in the March 31, 1995 Annual Report to Shareholders. No information is presented for Class Y shares, since no Class Yshares were outstanding for the periods indicated.


For  a Portfolio share outstanding throughout each period:
==============================================================================


                                                                                    Period Ended March 31,
----------------------------------------------------------------------------------------------------------------------------------
Class  A  Shares  (a):         1995        1994        1993       1992       1991       1990       1989       1988      1987(b)
----------------------------------------------------------------------------------------------------------------------------------

Net Asset Value,
Beginning
of Period                     $12.83      $13.25      $12.33      $11.80     $11.67     $11.48     $11.25     $12.46    12.50
----------------------------------------------------------------------------------------------------------------------------------
Net  investment income (1)      0.76        0.78        0.81         0.83      0.85       0.86       0.86       0.83     0.16
----------------------------------------------------------------------------------------------------------------------------------
Net realized and
unrealized gain (or Loss)
on  investments (2)             0.01       (0.41)        0.92        0.51      0.13       0.20        0.23     (1.20)   (0.07)
----------------------------------------------------------------------------------------------------------------------------------
Total from Investment
Operations                      0.77        0.37         1.73        1.34      0.98       1.06        1.09     (0.37)    0.09
----------------------------------------------------------------------------------------------------------------------------------
Less Dividends from
Net Investment Income          (0.77)      (0.79)       (0.81)      (0.81)    (0.85)     (0.87)      (0.86)    (0.85)   (0.13)
----------------------------------------------------------------------------------------------------------------------------------
Less Distributions from
Net Realized  Gains             0.00        0.00         0.00        0.00      0.00       0.00        0.00      0.00     0.00
----------------------------------------------------------------------------------------------------------------------------------
Total Distributions            (0.77)      (0.79)       (0.81)      (0.81)    (0.85)     (0.87)      (0.86)    (0.85)   (0.13)
----------------------------------------------------------------------------------------------------------------------------------
Net Asset Value,
End  of  Period               $12.83       12.83        13.25       12.33     11.80      11.67       11.48     11.25    12.46
----------------------------------------------------------------------------------------------------------------------------------
Total   Return#                 6.32%       2.66%       14.48%      11.98%     8.74%      9.28%      10.04%    (2.63)%   0.52%++
----------------------------------------------------------------------------------------------------------------------------------
Net Assets,
End of Period
(in thousands)                $82,768      $70,065      $61,532     $40,370   $33,158     $28,091    $12,022    $9,703   $5,682
----------------------------------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
   Expenses  (3)                0.63%       0.55%        0.55%       0.48%     0.28%      0.25%       0.24%     0.37%    0.45%+
   Net Investment Income        6.00        5.79         6.32        6.86      7.31       7.10        7.48      7.34     6.49+
----------------------------------------------------------------------------------------------------------------------------------
Portfolio  Turnover  Rate      30.38%      19.65%       21.91%      23.80%    69.75%     25.36%      56.49%    62.76%    0.00%
==================================================================================================================================
+   Annualized
++  Figures are not annualized, as  they  may not be representative of the total return for the year.
#   Total returns do not reflect sales loads or
    contingent deferred sales charges.
(a) On October 10, 1994, the former Class
    C shares were exchanged into Class A shares.
(b) For  the  period from January  16,  1987 (commencement  of operations)
    to  March  31, 1987.
(c) See page 11 for full footnote disclosures for (1) and (2).






10



Smith Barney Muni Funds - New York Portfolio


==============================================================================
Financial Highlights (continued)
==============================================================================




                                                  Class B Shares                                     Class C Shares(b)

                                                  --------------                       ------------------------------------------
                                                     1995(a)                           1995              1994              1993(c)
------------------------------------------------------------------------------------------------------------------------------------
Net   Asset   Value,  Beginning   of   Period         $11.96                          $12.82            $13.24            $12.84
------------------------------------------------------------------------------------------------------------------------------------
Net Investment  Income                                  0.31                            0.68              0.68              0.15
------------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (or loss)
    on investments (2)                                  0.86                            0.01             (0.40)             0.37
------------------------------------------------------------------------------------------------------------------------------------
Total   Income  from  Investment   Operations           1.17                            0.69              0.28              0.52
------------------------------------------------------------------------------------------------------------------------------------
Less  Dividends  from Net  Investment  Income          (0.29)                          (0.68)            (0.70)            (0.12)
------------------------------------------------------------------------------------------------------------------------------------
Less  Distributions from Net  Realized  Gains           0.00                            0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
Total Distributions                                    (0.29)                          (0.68)            (0.70)            (0.12)
------------------------------------------------------------------------------------------------------------------------------------
Net Asset Value, End of Period                        $12.84                          $12.83            $12.82            $13.24
------------------------------------------------------------------------------------------------------------------------------------
Total Return#                                           9.92%++                         5.66%             1.96%             4.04%++
------------------------------------------------------------------------------------------------------------------------------------
Net  Assets,  End  of Period  (in  thousands)          $3,813                          $5.896            $5,461            $1,368
------------------------------------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
   Expenses                                              1.27%++                        1.28%             1.23%             1.23%+
   Net investment  income                                5.76+                          5.38              4.98              5.37+
------------------------------------------------------------------------------------------------------------------------------------
Portfolio  Turnover Rate                                30.38%                         30.38%            19.65%            21.91%
====================================================================================================================================

+    Annualized.
++   Figures are not annualized, as they  may not be
     representative of the total return for the year.
#    Total returns do not reflect sales loads or contingent deferred sales charges.
(a)  For  the period from November  11,  1994 (inception date) to
     March 31, 1995.
(b)  On November 7, 1994, the former Class  B shares were renamed
     Class C shares.
(c)  From January 8, 1993 (inception date)  to March 31, 1993.
(1)  The Manager has waived all or a part  of its  fees for each of the years in the four- year period ended March 31, 1992. If such fees were not waived, the per share decrease of net
     investment income  and  the  ratios  of  expenses   to average
     net assets would be as follows:






                                               Per Share  Decrease          Ratios  Without Fee Waivers
Portfolio                                   1992   1991   1990  1989          1992   1991  1990  1989
---------------------------------------------------------------------------------------------------------
Class  A                                    .007   .031  .030  .030           .53     .50*  .49  .50*
=========================================================================================================

  *As a result of voluntary expense limitations, the ratio of expenses to average net assets will not exceed 0.80 %, 1.30% and 1.35% for Class A, B and C shares respectively
(2) Includes the net per share effect of shareholder sales and redemptions activity during the period, most of which occurred at net asset values less than the beginning of the period.


Smith Barney Muni Funds - New York Portfolio

==============================================================================
Investment Objective and Management Policies
==============================================================================

      The New York Portfolio seeks as high a level of income exempt from Federal income taxes and from the personal income taxes of that state as is
consistent with   prudent   investing.  The   New   York Portfolio will seek to
be fully invested in obligations of that state and its political subdivisions, agencies and instrumentalities that were, in the opinion of bond counsel to the issuer, exempt from such state's as well as Federal
income taxes at the time of their issuance.   (For   certain  shareholders,   a
portion of each Portfolio's income may be subject   to  the  alternative
minimum   tax ("AMT") on tax-exempt income discussed below.) Such obligations are issued to raise money for a variety of public projects that enhance the quality of life including health facilities, housing, airports, schools, highways and bridges. Each Portfolio invests its assets in securities of ranging maturities, without limitation, depending on market conditions. Typically, the remaining maturity of municipal bonds will range between 5 and 30 years.


      Under  the  Tax  Reform  Act  of  1986, interest income from municipal
obligations   issued   to   finance   certain "private activities"
("AMT-Subject Bonds") becomes an item of "tax preference" which is subject to the AMT when received by a person in a tax year during which he or she is subject to that tax. Such private activity bonds include bonds issued to finance such projects as certain solid waste disposal facilities, student loan programs, and water and sewage projects. Because interest income on AMT-Subject Bonds is taxable to certain investors, it is expected, although there can be no guarantee, that such municipal obligations generally will provide somewhat higher yields than other municipal obligations of comparable quality and maturity. There is no limitation on the percent or amount of each Portfolio's assets that may be invested in AMT-Subject Bonds.


       Municipal  bonds  purchased  for   the Portfolio must, at the time of
purchase, be investment grade municipal bonds and at least two thirds of the Portfolio's municipal bonds must be rated in the category of A or better. Investment grade bonds are those rated Aaa, Aa, A and Baa by Moody's Investors Service, Inc. ("Moody's") or AAA, AA, A and BBB by Standard & Poor's Corporation ("S&P") or have an equivalent rating by any nationally recognized statistical rating organization; pre-refunded bonds escrowed by U.S. Treasury obligations will be considered AAA rated even though the issuer does not obtain a new rating. Up to one third of the assets of the Portfolio may be invested in municipal bonds rated Baa or BBB (this grade, while regarded as
having an adequate capacity to pay   interest   and  repay   principal,   is
considered to be of medium quality and has speculative characteristics; in addition, changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds) or in unrated municipal bonds if, based upon credit analysis by the Manager, it is

Smith Barney Muni Funds - New York Portfolio

==============================================================================
Investment Objective and Management  Policies
(continued)
==============================================================================

believed that such securities are at least of comparable quality to those securities in which the Portfolio may invest. In determining the suitability of an investment in an unrated municipal bond, the Manager will take into
consideration  debt  service  coverage,   the purpose of the financing, history
of the   issuer,   existence  of   other   rated securities of the issuer and
other general conditions as may be relevant, including comparability to other issues. After the Portfolio purchases a municipal bond, the issue may cease to be rated or its rating may be reduced below the minimum required for purchase. Such an event would not require the elimination of the issue
from the Portfolio but the Manager  will  consider  such  an  event   in
determining whether the Portfolio should continue to hold the security.

      The  Portfolio's  short-term  municipal obligations will be limited to
high grade   obligations  (obligations  that   are secured by the full faith
and credit of the United States or are rated MIG 1 or MIG 2, VMIG 1 or VMIG 2 or Prime-1 or Aa or better by Moody's or SP-1+, SP-1, SP-2, or A-1 or AA or
better by S&P or have an   equivalent  rating  by  any   nationally recognized
statistical rating organization or obligations determined by the Manager to be equivalent). Among the types of short-term instruments in which the Portfolio may invest are floating or variable rate demand instruments, tax-exempt commercial paper (generally having a maturity of less than nine months), and other types of notes generally having maturities of less than three years, such as Tax Anticipation Notes, Revenue Anticipation Notes, Tax and
Revenue Anticipation Notes and Bond Anticipation   Notes.   Demand
instruments usually have an indicated maturity of more  than  one  year, but contain a demand feature that enables the holder to redeem the investment on no more than 30 days' notice; variable rate demand instruments
provide     for     automatic establishment of a new interest rate on set
dates;   floating  rate  demand   instruments provide for automatic adjustment
of their interest rates whenever some other specified interest rate changes (e.g., the prime rate). The Portfolio may purchase participation
interests in variable rate    tax-exempt   securities   (such    as Industrial
Development Bonds) owned by banks. Participations are frequently backed by an irrevocable letter of credit or guarantee of a bank that the Manager has
determined meets the prescribed quality    standards   for   the   Portfolio.
Participation interests will be purchased only  if management believes interest
income on such interests will be tax-exempt when    distributed    as
dividends     to shareholders.

      The Portfolio will not invest more than 10% of the value of its net assets in illiquid securities, including those that are not readily marketable or for which there is no established market.

     The Portfolio may purchase new issues of municipal obligations on a when-issued basis, i.e., delivery and payment normally take place 15 to 45 days

Smith Barney Muni Funds - New York Portfolio

==============================================================================
Investment Objective and Management  Policies
(continued)
==============================================================================

after   the   purchase  date.   The   payment obligation and the interest rate
to be received are each fixed on the purchase date, although no interest accrues with respect to a when-issued security prior to its stated delivery
date. During the period   between  purchase  and   settlement, assets
consisting of cash or liquid high grade   debt   securities,   marked-to-market
daily, of a dollar amount sufficient to make payment at settlement will be segregated at the custodian bank. Interest rates at settlement may be lower or higher than on the purchase date, which would result in appreciation or depreciation, respectively. Although the Portfolio will only purchase a
municipal obligation on a when-issued basis with the   intention  of  actually
acquiring the securities, the Portfolio may sell these securities before the settlement date if it is deemed advisable.


        Portfolio   transactions   will    be undertaken principally to
accomplish each Portfolio's   objective   in   relation    to anticipated
movements in the general level of interest rates, but a Portfolio may also engage in short-term trading consistent with its objective.


      Though they have not done so, the Portfolio may invest in municipal bond index futures contracts (currently traded on the Chicago Board of Trade) or in listed contracts based on U.S. Government securities as a hedging policy in pursuit of its investment objective; provided that immediately thereafter not more than 33 1/3% of its net assets would be hedged or the amount of margin deposits on the Portfolio's existing futures contracts would not exceed 5% of the value of its total assets. Since any income would be taxable, it is anticipated that such investments will be made only in those circumstances when the Manager anticipates the possibility of an extreme change in interest rates or market conditions but does not wish to liquidate the Portfolio's securities. A further discussion of futures contracts and their associated risks is contained in the Statement of Additional Information.

      In each of the Fund's prior fiscal years, 100% of the Portfolio's dividends were exempt-interest dividends, excludable from gross income for Federal income tax purposes. It is a fundamental policy that under normal market conditions, the Portfolio will seek to invest 100% of its assets -- and the Portfolio will invest not less than 80% of its assets -- in municipal obligations the interest on which is exempt from Federal income taxes (other than the alternative minimum tax) and not less than 65% of its assets in municipal obligations the interest on which is also exempt from the personal income taxes of New York State in the opinion of bond counsel to the
issuers.  The Portfolio may invest up to 20% of its    assets    in   taxable
fixed-income securities, but only in obligations issued or guaranteed  by the
full faith and  credit  of the United States, and may invest more   than  20%
of  its  assets   in   U.S.  Government securities during periods when in the
Manager's opinion a temporary  defensive posture is warranted, including any

Smith Barney Muni Funds - New York Portfolio

==============================================================================
Investment Objective and Management  Policies
(continued)
==============================================================================


period when the Fund's monies available for investment exceed such state's municipal obligations available for purchase that meet the Fund's rating, maturity and other investment criteria.


     FACTORS AFFECTING NEW YORK


      The Portfolio's ability to achieve its investment objective is dependent upon the ability of the issuers of New York obligations to meet their continuing obligations for the payment of principal and interest. New York State and New York City face long-term economic problems that could seriously affect their ability and that of other issuers of New York obligations to meet their financial obligations.

      Certain substantial issuers of New York obligations (including issuers whose obligations may be acquired by the Portfolio) have experienced serious financial difficulties in recent years. These difficulties have at times jeopardized the credit standing and impaired the borrowing abilities of all New York issuers and have generally contributed to higher interest costs
for their borrowings  and  fewer  markets   for   their outstanding debt
obligations. In recent years, several different issues of municipal securities of New York State and its agencies and instrumentalities and of New York City have been downgraded by S&P and Moody's. On the other hand, strong demand for New York obligations has more recently had the effect of permitting New
York obligations to be issued with   yields  relatively  lower,  and  after
issuance, to trade in the market at prices relatively higher, than comparably rated municipal obligations issued by other jurisdictions. A recurrence of the financial difficulties previously experienced by certain issuers of New York obligations could result in defaults or declines in the market values of those issuers' existing obligations and, possibly, in the obligations of other issuers of New York obligations. Although as of the date of this Prospectus, no issuers of New York obligations are in default with respect to the payment of the irmunicipal obligations, the occurrence of any such default could affect adversely the market values and marketability of all New York obligations and, consequently, the net asset value of the New York Portfolio.





       During   the   most  recent   economic downturn, the City has faced
recurring extraordinary budget gaps that have been addressed by undertaking one-time, one-shot budgetary initiatives to close then projected budget gaps in order to achieve a balanced budget as required by laws of the State. The City's ability to maintain balanced budgets in the future is subject to numerous contingencies; therefore, even though the City has managed to close substantial budget gaps in recent years in order to maintain balanced operating results, there can be no assurance that the City will continue to maintain a balanced budget as required

Smith Barney Muni Funds - New York Portfolio

==============================================================================
Investment Objective and Management  Policies
(continued)
==============================================================================

by State law without additional tax or other revenue increases or reduction in City services, which could adversely affect the City's economic base. ("Appendix C" in the Statement of Additional Information provides additional details.)



     RISK AND INVESTMENT CONSIDERATIONS


      The ability of the Portfolio to achieve its investment objective is dependent on a number of factors, including the skills of the Manager in
purchasing   municipal   obligations    whose issuers have the continuing
ability to meet their obligations for the payment of interest and principal when due. The ability to achieve a high level of income is dependent on the
yields of the securities  in  the  portfolio.   Yields   on municipal
obligations are the product of a variety of factors, including the general conditions of the municipal bond markets, the size of a particular offering, the maturity of the obligations and the rating of the issue. In general, the longer the maturity of a municipal obligation, the higher the rate of interest it pays. However, a longer average maturity is generally associated
with   a higher level of volatility in the market value   of  a  municipal
obligation. During periods of falling interest rates, the values of long-term municipal obligations generally rise. Conversely, during periods of rising interest rates, the values of such securities generally decline. Changes in the value of portfolio securities will not affect interest income derived from those securities but will affect the Portfolio's net asset value. Since the Portfolio's objective is to provide high current income, they will invest in municipal obligations with an emphasis on income rather than stability of net asset values.

      The Fund is registered as a "non- diversified" company under the Investment Company Act of 1940 (the "1940 Act"), in order for New York Portfolio to have the ability to invest more than 5% of its assets in the securities of any issuer. Each Portfolio intends to comply with Subchapter M of the Internal Revenue Code (the "Code") that limits the aggregate value of all holdings (except U.S. Government and cash items, as defined in the Code)
that exceed 5% of   the  Portfolio's  total  assets  to   an aggregate amount
of 50% of such assets. Also, holdings of a single issuer (with the same exceptions) may not exceed 25% of the Portfolio's total assets. These limits are measured at the end of each quarter. Under the Subchapter M limits, "non-
diversification" allows up to 50% of   the  Portfolio's  total  assets  to   be
invested in as few as two single issuers. In the event of decline of creditworthiness or default upon the obligations of one or more such issuers exceeding 5%, an investment in either Portfolio will entail greater risk than in a portfolio having a policy of "diversification" because a high percentage of the Portfolio's assets may be invested in municipal obligations
of   one   or   two    issuers.  Furthermore, a high percentage of investments
among few issuers may result in a greater degree of fluctuation in the market

Smith Barney Muni Funds - New York Portfolio

==============================================================================
Investment Objective and Management  Policies
(continued)
==============================================================================


value of the assets of the Portfolio, and consequently a greater degree of fluctuation of the Portfolio's net asset value, because the Portfolio will be more susceptible to economic, political, or regulatory developments affecting these securities than would be the case with a portfolio composed of varied obligations of more issuers.

     PORTFOLIO TRANSACTIONS AND TURNOVER


       Portfolio securities ordinarily are purchased from and sold to parties acting as either principal or agent. Newly issued securities ordinarily are purchased directly from the issuer or from an underwriter; other purchases and sales usually are placed with those dealers from which it appears that the best price or execution will be obtained. Usually no brokerage commissions, as such, are paid by the Portfolio for purchases and sales undertaken through principal transactions, although the price paid usually includes an undisclosed compensation to the dealer acting as agent.

      The Portfolio cannot accurately predict its portfolio turnover rate, but anticipates that the annual turnover will not exceed 100%. An annual turnover rate of 100% would occur when all of the securities held by the Portfolio are replaced one time during a period of one year. The Manager will not consider turnover rate a limiting factor in making investment decisions consistent with the investment objective and policies of the Portfolio.


==============================================================================
Valuation of Shares
==============================================================================


      The  Portfolio's net  asset  value  per share is determined as of the
close of regular   trading  on  the  NYSE,  which   is currently 4:00 P.M. New
York City time on each day that the NYSE is open, by dividing the value of the Portfolio's net assets attributable to each Class by the total number of shares of the Class outstanding.

      When, in the judgment of the pricing service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid and asked prices. Investments for which, in the judgment of the pricing
service, there   is   no  readily  obtainable   market quotation (which may
constitute a majority of the portfolio securities) are carried at fair value of securities of similar type, yield and maturity.

      Pricing  services  generally  determine value by reference to
transactions in municipal   obligations,   quotations    from municipal bond
dealers, market transactions in comparable securities and various relationships between securities. Short-term instruments maturing within 60 days will be valued at

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Valuation of Shares (continued)
==============================================================================

cost    plus   (minus)   amortized   discount (premium), if any, when the
Trustees have determined that amortized cost equals fair value. Securities and other assets that are not priced by a pricing service and for which market quotations are not available will be valued in good faith at fair value by or under the direction of the Trustees.

==============================================================================
Dividends, Distributions and Taxes
==============================================================================

     DIVIDENDS AND DISTRIBUTIONS


      Dividends of substantially all of the Portfolio's net investment income are declared and paid monthly and any realized capital gains are declared and distributed annually.


      If  a  shareholder does  not  otherwise instruct, dividends and capital
gain distributions     will     be      reinvested automatically  in additional
shares of the same Class at net asset value, subject to no sales charge or CDSC.


       Income  dividends  and  capital   gain distributions that are invested
are credited   to   shareholders'   accounts   in additional shares at the net
asset value as of the close of business on the payment date. A shareholder may change the option at any time by notifying his or her Financial Consultant. Accounts held privately by the Fund's transfer agent, The Shareholder Services Group Inc. ("TSSG"), should notify TSSG in writing at least five business days prior to the payment date to permit the change to be entered in the shareholder's account.

      The per share dividends on Class B and Class C shares of the Portfolio may be lower than the per share dividends on Class A and Class Y shares
principally as   a   result   of  the  distribution   fee applicable with
respect to Class B and Class C shares. The per share dividends on Class A shares of the Portfolio may be lower than the per share dividends on Class Y shares principally as a result of the service fee applicable to Class A shares. Distributions of capital gains, if any, will be in the same amount for Class
A, Class B, Class C and Class Y shares.


     TAXES


      The  Portfolio intends to qualify as  a "regulated investment company"
and to meet   the   requirements  for   distributing "exempt-interest
dividends" under the Internal Revenue Code (the "Code") so that no Federal
income taxes will be payable   by  each  Portfolio  and  dividends representing
net interest received on municipal obligations will not be includable by shareholders in their gross income for Federal income tax purposes. To the extent dividends are derived from

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Dividends,    Distributions     and     Taxes
(continued)
==============================================================================


taxable income from temporary investments, market discounts or from the excess of net short-term capital gain over net long- term capital loss, they are treated as ordinary income whether the shareholder has elected to
receive them in cash or   in   additional  shares.  Capital  gains
distributions, if any, whether paid in cash or invested in shares of the Portfolio, will be taxable to shareholders.

      Exempt-interest dividends allocable to interest received by the Portfolio from the AMT-Subject Bonds in which the Portfolio may invest will be treated as interest paid directly on such obligations and will give
rise to an "item of tax preference"    that    will    increase     a
shareholder's alternative minimum taxable income.   In   addition,  for
corporations, alternative minimum taxable income will be increased by a percentage of the amount by which a special measure of income (including exempt-interest dividends) exceeds the amount otherwise determined to be
alternative   minimum  taxable   income.  Accordingly, investment in the
Portfolio may  cause shareholders to be subject to  (or result in an increased
liability under)   the  AMT.  The  Fund  will  annually furnish to its
shareholders a report indicating the ratable portion of exempt- interest dividends attributable to AMT-Subject Bonds.

      The Portfolio will be treated as a separate regulated investment company for Federal tax purposes. Accordingly, the Portfolio's net investment income is determined separately based on the income earned on its securities less its costs of operations. The Portfolio's net long- term and short-term gain (loss) realized on investments is determined after offsetting
any capital loss carryover   of  the  Portfolio   from   prior periods.



     NEW YORK STATE AND CITY TAXES

       New York shareholders will not be subject to New York State and City personal income tax on New York Portfolio dividends to the extent that
such distributions   qualify  as   exempt-interest dividends under the Code and
represent interest income attributable to Federally tax- exempt obligations of the State of New York and its political subdivisions (as well as certain other Federally tax-exempt obligations the interest on which is exempt from New York State and City income tax, such as certain obligations of U.S. Territories). To the extent that distributions on the New York Portfolio are derived from taxable income, including long or short-term capital gains, such distributions will not be exempt from State or City personal income tax. Dividends on the New York Portfolio are not excluded in determining New York State franchise or City business taxes on corporations and financial institutions.

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Dividends,    Distributions     and     Taxes
(continued)
==============================================================================

     Under the Code, interest on indebtedness incurred or continued to purchase or carry shares of the Fund will not be deductible to the extent that the Fund's distributions are exempt from Federal income tax. In addition, any loss realized upon the redemption of shares held less than 6 months will be disallowed to the extent of any exempt-interest dividends received by the shareholder during such period. However, this holding period may be shortened by the Treasury Department to a period of not less than the greater of 31
days or the period between regular   dividend  distributions.   Further,
persons who may be "substantial users" (or "related persons" of substantial users) of facilities financed by industrial development bonds should consult their tax advisors concerning an investment in the Fund.

     The foregoing is only a brief summary of some of the important tax
considerations   generally   affecting    the Portfolio and its shareholders.
Additional  tax information of  relevance  to particular investors is contained
in the   Statement  of  Additional  Information.  Investors are urged to consult their tax advisors with specific reference to their own tax situation. Purchase of Shares (continued)

==============================================================================
Purchase of Shares
==============================================================================

     GENERAL

      The Portfolio offers four Classes of shares. Class A shares are sold to investors with an initial sales charge and Class B and Class C shares are sold without an initial sales charge but are subject to a CDSC payable upon certain redemptions. Class Y shares are sold without an initial sales charge or CDSC and are available only to investors investing a minimum of $5,000,000. See "Prospectus Summary -- Alternative Purchase Arrangements" for a discussion of factors to consider in selecting which Class of shares to purchase.

      Purchases of Portfolio shares must be made through a brokerage account maintained with Smith Barney, an Introducing Broker or an investment dealer in the selling group. When purchasing shares of the Portfolio, investors must specify whether the purchase is for Class A, Class B, Class C or Class Y shares. No maintenance fee will be charged by the Fund in connection with a brokerage account through which an investor purchases or holds shares.


      Investors in Class A, Class B and Class C shares may open an account by making an initial investment of at least $1,000 for each account in the Portfolio. Investors in Class Y shares may open an account by making an initial investment of $5,000,000. Subsequent investments of at least $50 may be made for all Classes. For participants in the Portfolio's Systematic Investment Plan, the minimum initial investment requirement for Class A, Class B and Class C shares

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Purchase of Shares (continued)
==============================================================================


and the subsequent investment requirement for all Classes is $50. There are no minimum investment requirements in Class A shares for employees of Travelers and its subsidiaries, including Smith Barney, unitholders who invest distributions from a UIT sponsored by Smith Barney, and Trustees of the Fund, and their spouses and children. The Fund reserves the right to waive or change minimums, to decline any order to purchase its shares and to suspend the offering of shares from time to time. Shares purchased will be held in the shareholder's account by the Fund's transfer agent, TSSG, a subsidiary of First Data Corporation. Share certificates are issued only upon a shareholder's written request to TSSG. It is not recommended that the Portfolio be used as a vehicle for Keogh, IRA or other qualified retirement plans.

      Purchase orders received by the Fund or Smith Barney prior to the close of regular trading on the NYSE, on any day the Portfolio calculates its net asset value, are priced according to the net asset value determined on that day (the "trade date"). Orders received by dealers or introducing brokers prior to the close of regular trading on the NYSE on any day the Portfolio calculates its net asset value, are priced according to the net asset value determined on that day, provided the order is received by the Fund or Smith
Barney prior to Smith Barney's  close  of  business.  Payment   for Portfolio
shares is due on the third business day after the trade date.


     SYSTEMATIC INVESTMENT PLAN


     Shareholders may make additions to their accounts at any time by
purchasing shares   through  a  service  known  as   the Systematic Investment
Plan. Under the Systematic Investment Plan, Smith Barney or TSSG is authorized through preauthorized transfers of $50 or more to charge the regular bank account or other financial institution indicated by the
shareholder on a monthly or quarterly   basis   to   provide   systematic
additions to the shareholder's Portfolio account. A shareholder who has insufficient funds to complete the transfer will be charged a fee of up to $25 by Smith Barney or TSSG. The Systematic Investment Plan also authorizes Smith
Barney  to  apply cash held in the shareholder's Smith Barney   brokerage
account  or  redeem   the shareholder's shares of a Smith Barney money  market
fund to make additions to the account. Additional information is available from the Fund or a Smith Barney Financial Consultant.


     INITIAL SALES CHARGE ALTERNATIVE - CLASS A SHARES

       The   sales   charges  applicable   to purchases of Class A shares of
the Portfolio are as follows:

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Purchase of Shares (continued)
==============================================================================

                                                Sales Charge
                                        ----------------------------         Dealer's
                                       %   of        % of Amount       Reallowance as % of
     Amount  of  Investment         Offering Price     Invested           Offering Price
-----------------------------------------------------------------------------------------------------
   Less than - $25,000                 4.00%              4.17%               3.60%
   $ 25,000  -  49,999                 3.50               3.63                3.15
     50,000  -   99,999                3.00               3.09                2.70
    100,000  -  249,999                2.50               2.56                2.25
    250,000  -  499,999                1.50               1.52                1.35
    500,000  and  over                   *                 *                   *

=====================================================================================================

     *Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value without any initial sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months of purchase. The CDSC on Class A shares is payable to Smith
Barney, which compensates     Smith    Barney     Financial Consultants and
other dealers whose clients make purchases of $500,000 or more. The CDSC is waived in the same circumstances in which the CDSC applicable to Class B and
Class C shares is waived. See "Deferred  Sales  Charge  Alternatives"   and
"Waivers of CDSC."


     Members of the selling group may receive up to 90% of the sales charge and may be deemed to be underwriters of the Fund as defined in the Securities Act of 1933, as amended.

      The reduced sales charges shown above apply to the aggregate of purchases of Class A shares of the Portfolio made at one time by "any person," which includes an individual, his or her spouse and children, or a trustee or other fiduciary of a single trust estate or single fiduciary account. The reduced sales charge minimums may also be met by aggregating the purchase with the net asset value of all Class A shares offered with a
sales charge held in funds sponsored   by  Smith  Barney  listed   under
"Exchange Privilege."

     INITIAL SALES CHARGE WAIVERS


      Purchases of Class A shares may be made at net asset value without a sales charge in the following circumstances: (a) sales of Class A shares to Trustees of the Fund, employees of Travelers and its subsidiaries and
employees of members   of  the  National  Association   of Securities Dealers,
Inc., or to the spouses   and   children  of   such   persons (including the
surviving spouse of a deceased  Trustee  or employee,  and  retired Trustees or
employees); (b) offers of Class   A  shares  to  any  other  investment company
in connection with the combination   of   such  company   with   the Portfolio
by merger, acquisition of assets or otherwise; (c) purchases of Class A shares by any client of a newly employed Smith Barney Financial Consultant (for a period up to 90 days from the commencement of the Financial Consultant's employment with Smith Barney), on the

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Purchase of Shares (continued)
==============================================================================

condition the purchase of Class A shares is made with the proceeds of the redemption of shares of a mutual fund which (i) was sponsored by the Financial Consultant's prior employer, (ii) was sold to the client by the Financial Consultant and (iii) was subject to a sales charge; (d) shareholders who have redeemed Class A shares in a Portfolio (or Class A shares of another fund of the Smith Barney Mutual Funds that are offered with a sales charge equal to or greater than the maximum sales charge of the Portfolio) and who wish to reinvest their redemption proceeds in the Portfolio, provided the reinvestment is made within 60 calendar days of the
redemption; (e) accounts managed by registered investment    advisory
subsidiaries     of Travelers; and (f) investments of distributions from a UIT
sponsored  by  Smith Barney. In order to obtain such discounts,   the
purchaser   must   provide sufficient information at the time of purchase  to permit verification that the purchase would qualify for the elimination of the sales charge.

     RIGHT OF ACCUMULATION


      Class A shares of the Portfolio may be purchased by "any person" (as defined above) at a reduced sales charge or at net asset value determined by aggregating the dollar amount of the new purchase and the total net asset value of all Class A shares of the Portfolio and of funds sponsored by Smith Barney which are offered with a sales charge listed under "Exchange Privilege" then held by such person and applying the sales charge applicable to such
aggregate.  In   order  to  obtain  such  discount,   the purchaser must
provide sufficient information at the time of purchase to permit verification that the purchase qualifies for the reduced sales charge. The right of accumulation is subject to modification or discontinuance at any time with respect to all shares purchased thereafter.


     GROUP PURCHASES

      Upon completion of certain automated systems, a reduced sales charge or purchase at net asset value will also be available to employees (and partners) of the same employer purchasing as a group, provided each
participant makes the minimum  initial  investment  required.   The sales
charge applicable to purchases by each   member  of  such  a  group   will   be
determined by the table set forth above under "Initial Sales Charge Alternative -- Class A Shares," and will be based upon the aggregate sales of Class A shares of Smith Barney Mutual Funds offered with a sales charge to, and share holdings of, all members of the group. To be eligible for such reduced sales charges or to purchase at net asset value, all purchases must be
pursuant to an employer- or partnership-sanctioned plan meeting   certain
requirements.   One   such requirement is that the plan must be open to
specified partners or employees of the employer and its subsidiaries, if any.

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Purchase of Shares (continued)
==============================================================================

Such plan may, but is not required to, provide for payroll deductions. Smith Barney may also offer a reduced sales charge or net asset value purchase for aggregating related fiduciary accounts under such conditions that Smith Barney will realize economies of sales efforts and sales related expenses. An individual who is a member of a qualified group may also purchase Class A shares at the reduced sales charge applicable to the group as a whole. The sales charge is based upon the aggregate dollar value of Class A shares offered with a sales charge that have been previously purchased and are still owned by the group, plus the amount of the current purchase. A "qualified group" is one which (a) has been in existence for more than six months, (b) has a purpose other than acquiring Portfolio shares at a
discount  and (c) satisfies uniform criteria which   enable   Smith  Barney
to   realize economies of scale in its costs of distributing shares. A qualified  group  must have more than 10 members, must be available  to
arrange  for  group   meetings between representatives of the Portfolio and
the  members, and must agree to  include sales and other materials related to
the   Portfolio   in  its  publications   and mailings to members at no cost to
Smith Barney. In order to obtain such reduced sales charge or to purchase at net asset value, the purchaser must provide sufficient information at the time of purchase to permit verification that the purchase qualifies for the reduced sales charge. Approval of group purchase reduced sales charge plans is subject to the discretion of Smith Barney.

     LETTER OF INTENT


      Class A Shares. A Letter of Intent for amounts of $50,000 or more provides an opportunity for an investor to obtain a reduced sales charge by aggregating investments over a 13 month period, provided that the investor refers to such Letter when placing orders. For purposes of a Letter of Intent, the "Amount of Investment" as referred to in the preceding sales charge table includes purchases of all Class A shares of the Portfolio and other unds of the Smith Barney Mutual Funds offered with a sales charge over the 13 month period based on the total amount of intended purchases plus the value of all Class A shares previously purchased and still owned. An alternative is to compute the 13 month period starting up to 90 days before the date of
execution of a Letter of Intent.  Each  investment  made  during   the period
receives the reduced sales charge applicable  to  the  total  amount   of   the
investment goal. If the goal is not achieved within the period, the investor must pay the difference between the sales charges applicable to the purchases made and the charges previously paid, or an appropriate number of escrowed shares will be redeemed. Please contact a Smith Barney Financial Consultant or TSSG to obtain a Letter of Intent application.

Class Y shares. A letter of intent may also be used as a way for investors to meet the minimum investment requirement for Class Y shares. Such investors must

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Purchase of Shares (continued)
==============================================================================


make   an   initial   minimum   purchase   of $1,000,000 in Class Y shares of
the portfolio and agree to purchase a total of $5,000,000 of Class Y shares of the same portfolio within six months from the date of the letter. If a total investment of $5,000,000 is not made within the six-month period, all Class y shares purchased to date will be transferred to Class a shares, where they will be subject to all fees (including a service fee of 0.15%) And expenses applicable to the portfolio's Class a shares, which may include a CDSC
of 1.00%.  Please   contact  a  smith  barney  financial consultant or tssg for further information.


     DEFERRED SALES CHARGE ALTERNATIVES


      "CDSC Shares" are sold at net asset value next determined without an initial sales charge so that the full amount of an investor's purchase payment may be immediately invested in a Portfolio. A CDSC, however, may be imposed on certain redemptions of these shares. "CDSC Shares" are: (a) Class B shares;
(b) Class C shares; and (c) Class A shares which when combined with Class A shares offered with a sales charge currently held by an investor equal or exceed $500,000 in the aggregate.

      Any applicable CDSC will be assessed on an amount equal to the lesser of the original cost of the shares being redeemed or their net asset value
at the time  of  redemption.  CDSCShares  that   are redeemed will not be
subject to a CDSC to the extent that the value of such shares represents: (a) capital appreciation of Portfolio assets; (b) reinvestment of dividends or capital gain distributions; (c) with respect to Class B shares, shares redeemed more than five years after their purchase; or (d) with respect to Class C shares and Class A shares that are CDSC Shares, shares redeemed more than 12 months after their purchase.


      Class C shares and Class A shares that are CDSC Shares are subject to a 1.00% CDSC if redeemed within 12 months of purchase. In circumstances in which the CDSC is imposed on Class B shares, the amount of the charge will depend on the number of years since the shareholder made the purchase payment from which the amount is being redeemed. Solely for purposes of determining the number of years since a purchase payment, all purchase payments made during a month will be aggregated and deemed to have been made on the last day of the preceding Smith Barney statement month. The following table sets forth the rates of the charge for redemptions of Class B shares by shareholders:

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Purchase of Shares (continued)
==============================================================================

               Year Since Purchase
               Payment Was Made                CDSC
               -------------------------------------
                First                         4.50%
                Second                        4.00
                Third                         3.00
                Fourth                        2.00
                Fifth                         1.00
                Sixth                         0.00
                Seventh                       0.00
                Eighth                        0.00

        Class    B   shares   will    convert automatically to Class A shares
eight years after the date on which they were purchased and thereafter will no longer be subject to any distribution fees. There will also be converted at that time such proportion of Class B Dividend Shares owned by the shareholder
as the total number   of  his  or  her  Class   B   shares converting at the
time bears to the total number of outstanding Class B shares (other than Class B Dividend Shares) owned by the shareholder. Shareholders who held Class B shares of Smith Barney Shearson Short-Term World Income Fund (the "Short-Term World Income Fund") on July 15, 1994 and who subsequently exchange those shares for Class B shares of a Portfolio will be offered the opportunity to exchange all such Class B shares for Class A shares of the Portfolio four years after the date on which those shares were deemed to
have been  purchased.  Holders of such Class B shares will be   notified  of
the pending exchange in writing approximately 30 days before the fourth anniversary of the purchase date and, unless the exchange has been rejected in writing, the exchange will occur on or about the fourth anniversary date. See "Prospectus Summary -- Alternative Purchase Arrangements -- Class B Shares Conversion Feature."

      In determining the applicability of any CDSC, it will be assumed that a
redemption   is   made   first   of    shares representing capital
appreciation, next of shares   representing  the  reinvestment   of dividends
and capital gain distributions and finally of other shares held by the shareholder for the longest period of time. The length of time that CDSCShares acquired through an exchange have been held will be calculated from the date that the shares exchanged were initially acquired in one of
the other  Smith  Barney Mutual Funds, and Portfolio shares being   redeemed
will  be   considered   to represent, as applicable, capital appreciation  or
dividend and capital gain distribution reinvestments in such other funds. For Federal income tax purposes, the amount of the CDSC will reduce the gain or increase the loss, as the case may be, on the amount realized on redemption. The amount of any CDSC will be paid to Smith Barney.

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Purchase of Shares (continued)
==============================================================================

       To  provide  an  example,  assume   an investor purchased 100 Class B
shares at $10   per   share  for  a  cost  of   $1,000.  Subsequently, the
investor acquired 5 additional shares through dividend reinvestment. During the fifteenth month after the purchase, the investor decided to redeem $500 of his or her investment. Assuming at the time of the redemption the net asset value had appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at $12 per share). The CDSC would not be applied to the amount which represents appreciation ($200) and the value of the reinvested dividend shares ($60). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 4.00% (the applicable rate for Class B shares) for a total deferred sales charge of $9.60.

     WAIVERS OF CDSC

       The  CDSC  will  be  waived  on:   (a) exchanges (see "Exchange
Privilege"); (b) automatic cash withdrawals in amounts equal to or less than 1.00% per month of the value of the shareholder's shares at the time the
withdrawal plan commences (see   "Automatic   Cash  Withdrawal   Plan")
(provided, however, that automatic cash withdrawals in amounts equal to or less than 2.00% per month of the value of the shareholder's shares will be permitted for withdrawal plans that were established prior to November 7,
1994); (c) redemptions of shares within twelve months following the death or disability of the shareholder; (d) involuntary redemptions; and (e) redemptions of shares in connection with a combination of the Portfolio with any investment company by merger, acquisition of assets or otherwise. In addition, a shareholder who has redeemed shares from other funds of the Smith Barney Mutual Funds may, under certain circumstances, reinvest all or part of the redemption proceeds within 60 days and receive pro rata credit for any CDSC imposed on the prior redemption.

      CDSC waivers will be granted subject to confirmation (by Smith Barney in the case of shareholders who are also Smith Barney clients or by TSSG in the
case  of  all  other  shareholders)  of   the shareholder's status or holdings,
as the case may be.

==============================================================================
Exchange Privilege
==============================================================================

      Except as otherwise noted below, shares of each Class may be exchanged for shares of the same Class in the following funds of the Smith Barney Mutual Funds, to the extent shares are offered for sale in the shareholder's state of residence. Exchanges of Class A, Class B and Class C shares are
subject to minimum   investment  requirements  and   all shares are subject to
the other requirements of the fund into which exchanges are made and a sales charge differential may apply.

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Exchange Privilege (continued)
==============================================================================

Fund Name
------------------------------------------------------------------------------

Growth Funds
       Smith  Barney Aggressive  Growth  Fund Inc.
       Smith Barney Appreciation Fund Inc.
       Smith  Barney Fundamental  Value  Fund Inc.
       Smith Barney Growth Opportunity Fund
       Smith Barney Managed Growth Fund
       Smith Barney Special Equities Fund
       Smith Barney Telecommunications Growth Fund

Growth and Income Funds
      Smith Barney Convertible Fund
      Smith Barney Funds, Inc. -- Income and Growth Portfolio
      Smith Barney Growth and Income Fund
      Smith Barney Premium Total Return Fund
      Smith Barney Strategic Investors Fund
      Smith Barney Utilities Fund

Taxable Fixed-Income Funds
   ** Smith Barney Adjustable Rate Government Income Fund
      Smith  Barney  Diversified  Strategic Income Fund
   *  Smith  Barney Funds, Inc.  --  Income Return Account Portfolio
  *** Smith Barney Funds, Inc. -- Short-Term U.S. Treasury Securities Portfolio
      Smith Barney Funds, Inc. -- U.S. Government Securities Portfolio Smith Barney Government Securities Fund
      Smith Barney High Income Fund
      Smith Barney Investment Grade Bond Fund
      Smith Barney Managed Governments  Fund Inc.

Tax-Exempt Funds
       Smith  Barney Arizona Municipals  Fund Inc.
       Smith Barney California Municipals Fund Inc.
    *  Smith  Barney  Intermediate  Maturity California Municipals Fund
    * Smith Barney Intermediate Maturity New York Municipals Fund Smith Barney Managed Municipals Fund Inc.
       Smith  Barney Massachusetts Municipals Fund
    * Smith Barney Muni Funds -- Florida Limited Term Portfolio Smith Barney Muni Funds -- Florida Portfolio

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Exchange Privilege (continued)
==============================================================================


       Smith  Barney  Muni Funds  --  Georgia Portfolio
     * Smith Barney Muni Funds -- Limited Term Portfolio
       Smith  Barney Muni Funds  --  National Portfolio
       Smith  Barney  Muni  Funds  --   Ohio Portfolio
       Smith Barney Muni Funds -- Pennsylvania Portfolio
       Smith Barney New Jersey Municipals Fund Inc.
       Smith Barney Oregon Municipals Fund
       Smith Barney Tax-Exempt Income Fund

International Funds
       Smith  Barney Precious Metals and Minerals Fund Inc.
       Smith  Barney  World  Funds,  Inc.  -- Emerging Markets Portfolio
       Smith  Barney  World  Funds,  Inc.  -- European Portfolio
       Smith  Barney  World  Funds,  Inc.  -- Global Government Bond Portfolio
       Smith  Barney  World  Funds,  Inc.  -- International Balanced Portfolio
       Smith  Barney  World  Funds,  Inc.  -- International Equity Portfolio
       Smith  Barney  World  Funds,  Inc.  -- Pacific Portfolio


Money Market Funds
     + Smith Barney Exchange Reserve Fund
   *** Smith Barney Money Funds, Inc. -- Cash Portfolio
  ***  Smith  Barney Money  Funds,  Inc.  -- Government Portfolio
   ++  Smith  Barney Money  Funds,  Inc.  -- Retirement Portfolio
  ***  Smith  Barney Municipal Money  Market Fund, Inc.
  *** Smith Barney Muni Funds -- California Money Market Portfolio *** Smith Barney Muni Funds -- New York Money Market Portfolio

----------
   * Available for exchange with Class A, Class C and Class Y shares of the Portfolio.
  ** Available for exchange with Class A, Class B and Class Y shares of the Portfolio.
 ***  Available for exchange with Class A  and Class Y shares of the Portfolio.
   + Available for exchange with Class B and Class C shares of the Portfolio. ++ Available for exchange with Class A shares of the Portfolio.

      Class A Exchanges. Class A shares of Smith Barney Mutual Funds sold without a sales charge or with a maximum sales charge of less than the maximum charged by other Smith Barney Mutual Funds will be subject to the appropriate "sales charge differential" upon the exchange of such shares for Class A shares of a fund sold with a higher sales charge. The "sales charge differential" is limited to a percentage rate no greater than the excess of the sales charge rate applicable to purchases of shares of the
mutual fund being acquired in the exchange   over  the  sales  charge   rate(s)
actually paid on the mutual fund shares relinquished in the exchange and on any predecessor of those shares. For

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Exchange Privilege (continued)
==============================================================================

purposes of the exchange privilege, shares obtained through automatic reinvestment of dividends and capital gain distributions are treated as having paid the same sales charges applicable to the shares on which the dividends or distributions were paid; however, if no sales charge was imposed upon the initial purchase of the shares, any shares obtained through automatic reinvestment will be subject to a sales charge differential
upon exchange. Class A   shares  held  in  a  Portfolio  prior  to November 7,
1994 that are subsequently exchanged for shares of other funds of the Smith Barney Mutual Funds will not be subject to a sales charge differential.

      Class B Exchanges. In the event a Class B shareholder (unless such shareholder was a Class B shareholder of the Short-TermWorld Income Fund on July 15, 1994) wishes to exchange all or a portion of his or her shares in any
of the funds  imposing  a  higher  CDSC  than   that imposed by the Portfolio,
the exchanged Class B shares will be subject to the higher applicable CDSC. Upon an exchange, the new Class B shares will be deemed to have been purchased on the same date as the Class B shares of the Portfolio that have been exchanged.

     Class C Exchanges. Upon an exchange, the new Class C shares will be deemed to have been purchased on the same date as the Class C shares of the Portfolio that have been exchanged.

      Class Y Exchanges. Class Y shareholders of the Portfolio who wish to exchange all or a portion of their Class Y shares for Class Y shares in any of the funds identified above may do so without imposition of any charge.


      Additional Information Regarding the Exchange Privilege. Although the exchange privilege is an important benefit, excessive exchange transactions can be detrimental to a Portfolio's performance and its shareholders. The investment manager may determine that a pattern of frequent exchanges is
excessive and contrary  to  the  best  interests   of   the Portfolio's other
shareholders. In this event,  the  investment manager  will  notify Smith
Barney that the Fund may, at its discretion,   decide  to   limit   additional
purchases and/or exchanges by the shareholder. Upon such a determination, the Fund will provide notice in writing or by telephone to the shareholder at least 15 days prior to suspending the exchange privilege and during the 15 day period the shareholder will be required to (a) redeem his or her shares in the Portfolio or (b) remain invested in the Portfolio or exchange into any of the funds of the Smith Barney Mutual Funds ordinarily available,
which  position   the shareholder would be expected to maintain  for a
significant period of time. All relevant factors will be considered in determining what constitutes an abusive pattern of exchanges.


      Exchanges will be processed at the net asset value next determined, plus any applicable sales charge differential. Redemption procedures discussed below

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Exchange Privilege (continued)
==============================================================================

are also applicable for exchanging shares, and exchanges will be made upon receipt of all supporting documents in proper form. If the account registration of the shares of the fund being acquired is identical to the registration of the shares of the fund exchanged, no signature guarantee is required. A capital gain or loss for tax purposes will be realized upon the exchange, depending upon the cost or other basis of shares redeemed. Before exchanging shares, investors should read the current prospectus describing the shares to be acquired. The Portfolio reserves the right to modify or discontinue exchange privileges upon 60 days' prior notice to shareholders.

==============================================================================
Redemption of Shares
==============================================================================


      The Fund is required to redeem the shares of the Portfolio tendered to it, as described below, at a redemption price equal to their net asset value per share next determined after receipt of a written request in
proper form at no charge   other  than  any  applicable   CDSC.  Redemption
requests received after the close of regular trading on the NYSE are priced at the net asset value next determined. If a shareholder holds shares in more than one Class, any request for redemption must specify the Class being redeemed. In the event of a failure to specify which Class, or if the investor owns fewer shares of the Class than specified, the redemption request will be delayed until the Fund's transfer agent receives further
instructions   from Smith Barney, or if the shareholder's account  is not with
Smith Barney, from the shareholder directly. The redemption proceeds will be remitted on or before the third business day following receipt of proper tender, except on any days on which the NYSE is closed or as permitted under
the   1940   Act   in   extraordinary circumstances. Generally, if the
redemption proceeds are remitted to a Smith Barney brokerage account, these funds will not be invested for the shareholder's benefit without
specific instruction and Smith Barney   will  benefit  from   the   use   of
temporarily uninvested funds. Redemption proceeds for shares purchased by check, other than a certified or official bank check, will be remitted upon clearance of the check, which may take up to ten days or more.


     Shares held by Smith Barney as custodian must be redeemed by submitting a written request to a Smith Barney Financial Consultant. Shares other than those held by Smith Barney as custodian may be redeemed through an investor's Financial Consultant, Introducing Broker or dealer in the selling group or by submitting a written request for redemption to:


       Smith   Barney  Muni  Funds/New York Portfolio
       Class A,B,C or Y (please specify)
       c/o The Shareholder Services Group, Inc.
       P.O. Box 9134
       Boston, Massachusetts 02205-9134

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Redemption of Shares (continued)
==============================================================================

      A written redemption request must (a) state the Class and number or dollar amount of shares to be redeemed, (b) identify the shareholder's account number and (c) be signed by each registered owner exactly as the shares are registered. If the shares to be redeemed were issued in certificate form,
the certificates must   be  endorsed  for  transfer   (or   be accompanied by
an endorsed stock power) and must be submitted to TSSG together with the redemption request. Any signature appearing on a redemption request, share
certificate or stock power must be guaranteed    by   an   eligible
guarantor institution such as a domestic bank, savings and  loan institution,
domestic credit union, member bank of the Federal Reserve System   or   member
firm  of   a   national securities exchange. TSSG may require additional
supporting    documents     for redemptions made by corporations, executors,
administrators,  trustees  or  guardians.   A redemption request will not be
deemed properly received until TSSG receives all required documents in proper form.

     AUTOMATIC CASH WITHDRAWAL PLAN


      The Portfolio offers shareholders an automatic cash withdrawal plan, under which shareholders who own shares with a value of at least $10,000 may elect to receive cash payments of at least $50 monthly or quarterly. The withdrawal plan will be carried over on exchanges between funds or Classes of the Portfolio. Any applicable CDSC will not be waived on amounts withdrawn by a shareholder that exceed 1.00% per month of the value of the
shareholder's shares subject to the CDSC   at   the  time  the  withdrawal
plan commences. (With respect to withdrawal plans in effect prior to November 7, 1994, any applicable CDSC will be waived on amounts withdrawn that do not exceed 2.00% per month of the value of the shareholder's shares subject to the CDSC.) For further information regarding the automatic cash withdrawal plan, shareholders should contact a Smith Barney Financial Consultant.


==============================================================================
Minimum Account Size
==============================================================================

       The   Fund  reserves  the   right   to involuntarily liquidate any
shareholder's account if the aggregate value of the shares held in a Portfolio account is less than $500. (If a shareholder has more than one account in the Portfolio, each account must satisfy the minimum account size.) The
Fund, however, will not redeem   shares   based  solely   on   market
reductions in net asset value. Before the Fund exercises such right, shareholders will receive written notice and will be permitted 60 days to bring the account up to the minimum to avoid involuntary liquidation.

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Performance (continued)
==============================================================================


      From time to time the Portfolio may include its yield, tax equivalent yield, total return and average annual total return in advertisements. In addition, in other types of sales literature the Portfolio may also include its distribution rate. These figures are computed separately for Class A, Class B, Class C and Class Y shares of the Portfolio. These figures are based on historical earnings and are not intended to indicate future performance. The yield of a Portfolio Class refers to the net income earned by an investment in the Class over a thirty-day period ending at month end. This net income, which does not include any element of non-tax exempt income if any, is then annualized, i.e., the amount of income earned by the investment during that thirty-day period is assumed to be earned each 30-day period for twelve periods and is expressed as a percentage of the investment. The net income earned on the investment for six periods is also assumed to be reinvested at the end of the sixth 30-day period. The tax equivalent yield is calculated similarly to the yield, except that a stated income tax rate is used to demonstrate the taxable yield necessary to produce an after-tax yield equivalent to the tax-exempt yield of the Class. The yield and tax equivalent yield quotations are calculated according to a formula prescribed by the SEC to facilitate comparison with yields quoted by other investment
companies.  The distribution rate is calculated by    annualizing    the
latest    monthly distribution and dividing the result by the maximum  offering price per share as  of  the end of the period to which the distribution
relates. The distribution  rate is not computed in the same manner as,   and
therefore  can  be  significantly different from, the above described yield.
Total  return  is  computed   for   a specified period of time assuming
deduction of the maximum sales charge, if any, from the initial amount invested and reinvestment of all income dividends and capital gains distributions on the reinvestment dates at prices calculated as stated in this Prospectus, then dividing the value of the investment at the end of the period so calculated by the initial amount invested and subtracting 100%. The standard average annual total return, as prescribed by the SEC, is derived from this total return, which provides the ending redeemable value. Such standard total return information may also be accompanied with nonstandard total return information for differing periods computed in the same manner but without annualizing the total return or taking sales charges into account. The Fund may also include comparative performance information in advertising or marketing a Portfolio's shares. Such performance information may include data from Lipper Analytical Services, Inc. and other financial publications.

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Management of the Fund (continued)
==============================================================================

     TRUSTEES


      Overall  responsibility for  management and supervision of the Fund rests
with   the   Fund's  Trustees.  The  Trustees approve all significant
agreements between  the  Fund  and  the  companies  that furnish services to
the Fund and the Portfolio,  including  agreements  with   the Fund's
distributor, investment manager, custodian  and transfer agent. The day-to-day
operations of the Portfolio are delegated   to  the  Portfolio's   investment
manager. The Statement of Additional Information contains background information regarding each Trustee and executive officer of the Fund.


     MANAGER


      Prior  to  December  31,  1994,  Mutual Management Corp. ("MMC") managed
the day-to-day   operations  of  each   Portfolio pursuant to a management
agreement entered into by the Fund on behalf of each Portfolio. Effective December 31, 1994, the Trustees of the Fund approved the transfer of all of the management agreements with MMC to Smith Barney Mutual Funds Management Inc. ("SBMFM" or the "Manager"), an affiliate of MMC. SBMFM, which until November, 1994 operated under the name Smith, Barney Advisers, Inc., was incorporated in 1968 under the laws of Delaware. Investment management of the Portfolio under SBMFM is conducted by the same personnel who managed the Portfolio under MMC. The reporting requirements for these individuals has also remained unchanged. In addition, because the original management agreement
with MMC was simply transferred  to  SBMFM,  the  terms  of   the agreement
(including the fee) have remained   the  same.  SBMFM,  Smith   Barney Holdings
Inc. and Smith Barney are each located at 388 Greenwich Street, New York, New York 10013.

      SBMFM provides the Fund with investment management services and executive and other personnel, pays the remuneration of Fund officers, provides the Fund with office space and equipment, furnishes the Fund with bookkeeping,
accounting,   administrative   services   and services relating to research,
statistical  work  and  supervision  of   the Portfolios. For the Fund's last
fiscal year the management fee was 0.45% of the New York Portfolio's average net assets for each Class of the Portfolio's shares. Total expenses for the New York Portfolio's average net assets for the last fiscal year were:
0.73%, 1.27% and 1.28% for Class A, Class B and Class C shares, respectively. (Total expenses for Class A shares are based on actual Portfolio operating expenses for the fiscal year ended March 31, 1995. However, 12b-1 fees have been restated to reflect the anticipated level of 12b-1 fees for the current fiscal period.)


     PORTFOLIO MANAGEMENT


      Peter M. Coffey, a Managing Director of Smith Barney has served as Vice President of the Fund and portfolio manager of the New York Portfolio since
their   inception  (January  16,  1987)   and manages the day to day operations
of the

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Management of the Fund (continued)
==============================================================================

Portfolio, including making all investment decisions. Mr. Coffey also serves as the portfolio manager for the Fund's other non-money market Portfolios.


      Management's discussion and analysis, and additional performance information regarding the Portfolio during the fiscal year ended March 31, 1995 is included in the Annual Report dated March 31, 1995. A copy of the Annual Report may be obtained upon request and without charge from a Smith Barney Financial Consultant or by writing or calling the Fund at the address or phone number listed on page one of this Prospectus.


==============================================================================
Distributor
==============================================================================


      Smith Barney distributes shares of the Portfolio as principal underwriter and as such conducts a continuous offering pursuant to a "best efforts" arrangement requiring Smith Barney to take and pay for only such securities as may be sold to the public. Pursuant to a plan of distribution adopted by the Portfolio under Rule 12b-1 under the 1940 Act (the "Plan"), Smith Barney is paid a service fee with respect to Class A, Class B and Class C shares of the Portfolio at the annual rate of 0.15% of the average daily net assets attributable to these Classes. Smith Barney is also paid a distribution fee with respect to Class B and Class C shares at the annual rate of 0.50% and 0.55%, respectively, of the average daily net assets attributable to these Classes. Class B shares that automatically convert to Class A shares eight years after the date of original purchase, will no longer be subject to a distribution fee. The fees are used by Smith Barney to pay its Financial Consultants for servicing shareholder accounts and, in the case of Class B and Class C shares, to cover expenses primarily intended to result in the sale of those shares. These expenses include: advertising expenses; the cost of printing and mailing prospectuses to potential investors; payments to and expenses of Smith Barney Financial Consultants and other persons who provide support services in connection with the distribution of shares; interest and/or carrying charges; and indirect and overhead costs of Smith Barney associated with the sale of Portfolio shares, including lease, utility, communications and sales promotion expenses.


      The payments to Smith Barney Financial Consultants for selling shares of a Class include a commission or fee paid by the investor or Smith Barney at the time of sale and, with respect to Class A, Class B and Class C shares, a
continuing   fee  for  servicing  shareholder accounts for as long as a shareholder remains a holder of that Class. Smith Barney Financial Consultants may receive different levels of compensation for selling the different Classes of shares.

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Distributor (continued)
==============================================================================


      Payments under the Plan with respect to Class B and Class C shares are not tied exclusively to the distribution and shareholder services expenses actually incurred by Smith Barney and the payments may exceed distribution expenses actually incurred. The Fund's Trustees will evaluate the appropriateness of the Plan and its payment terms on a continuing basis and
in so doing will consider all   relevant  factors,  including  expenses borne
by Smith Barney, amounts received under the Plan and proceeds of the CDSC.


==============================================================================
Additional Information
==============================================================================


      The Fund, an open-end non-diversified, management investment company, is organized as a "Massachusetts business trust" pursuant to a Declaration of
Trust dated  August  14,  1985.  Pursuant  to   the Declaration of Trust, the
Trustees have authorized the issuance of twenty series of shares, each representing shares in one of twenty separate Portfolios. The assets of each Portfolio are segregated and separately managed. Class A, Class B, Class C and Class Y shares of the Portfolio represent interests in the assets of the
Portfolio and have identical voting,   dividend,  liquidation  and   other
rights on the same terms and conditions except   that   expenses   related   to
the shareholder service and distribution of Class A, Class B and Class C shares are borne solely by the respective Class and each such Class of shares has exclusive voting rights with respect to provisions of the Fund's Rule 12b-1 distribution plan which pertain to that Class. (It is the intention of the Fund not to hold annual meetings of shareholders. The Trustees may call
meetings of  shareholders for action by shareholder vote as may be   required
by  the  1940   Act   or   the Declaration of Trust, and shareholders are
entitled to call a meeting upon a vote of 10% of the Fund's outstanding shares for purposes of voting on removal of a Trustee or Trustee and the Fund will assist shareholders in calling such a meeting as required by the 1940 Act.) Shares do not have cumulative voting rights or preemptive rights and have only such conversion or exchange rights as the Trustees may grant in
their discretion.  When  issued  for   payment   as described in this
Prospectus, the Fund's shares will be fully paid and transferable (subject to the Portfolio's minimum account size). Shares are redeemable as set forth under "Redemption of Shares" and are subject to involuntary redemption as set forth under "Minimum Account Size."


      PNC Bank, National Association, located at 17th and Chestnut Streets, Philadelphia, PA 19103, serves as custodian of each Portfolio's investments.

     TSSG, located at Exchange Place, Boston, Massachusetts 02109, serves as the Fund's transfer agent.

Smith Barney Muni Funds - New York Portfolio


==============================================================================
Additional Information (continued)
==============================================================================

      The Fund sends its shareholders a semi- annual report and an audited
annual report,   which  include  listings   of   the investment securities held
by the Fund at the end of the period covered. In an effort to reduce the Fund's printing and mailing costs, the Fund plans to consolidate the mailing
of its semi-annual and annual    reports    by    household.    This
consolidation means that a household having multiple accounts with the identical address of record will receive a single copy of each report. In addition, the Fund also plans to consolidate the mailing of its Prospectus so that a shareholder having multiple accounts will receive a single Prospectus annually. Shareholders who do not want this consolidation to apply to their account should contact their Smith Barney Financial Consultant or the Fund's transfer agent.

Smith Barney

------------


A Member of Travelers Group[Logo]




Smith Barney

Muni Funds



New York Portfolio



388 Greenwich Street

New York, New York 10013



FD 0604 7/95

          STATEMENT OF ADDITIONAL INFORMATION DATED OCTOBER 26, 1995

                         Acquisition Of The Assets Of

                  SMITH BARNEY NEW YORK MUNICIPALS FUND INC.
                             388 Greenwich Street
                           New York, New York 10013
                                (800) 224-7523

                       By And In Exchange For Shares Of

                              NEW YORK PORTFOLIO
                      a separate investment portfolio of
                            SMITH BARNEY MUNI FUNDS
                             388 Greenwich Street
                           New York, New York 10013
                            (800) 224-7523


          This Statement of Additional Information, relating specifically to the proposed transfer of all or substantially all of the assets of Smith Barney New York Municipals Funds Inc. (the "Acquired Fund") to the New York Portfolio (the "Acquiring Fund") of Smith Barney Muni Funds in exchange for shares of the Acquiring Fund and the assumption by Smith Barney Muni Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund, consists of this cover page and the following described documents, each of which accompanies this Statement of Additional Information and is incorporated herein by reference.

     1. Statement of Additional Information of Smith Barney Muni Funds, dated July 31, 1995.

     2. Annual Report of Smith Barney Muni Funds -- New York Portfolio for the fiscal year ended March 31, 1995.

     3. Annual Report of Smith Barney New York Municipals Fund Inc. for the fiscal year ended December 31, 1994.

     4. Semi-Annual Report of Smith Barney New York Municipals Fund Inc. for the six-month period ended June 30, 1995.

     5.   Pro Forma Financial Statements.

          This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement, dated October 26, 1995, relating to the above-referenced matter may be obtained without charge by calling or writing either the Acquiring Fund or the Acquired Fund at the telephone numbers or addresses set forth above or by contacting any Smith Barney Financial Consultant or by calling toll-free (800) 224-7523. This Statement of Additional Information should be read in conjunction with the Prospectus/Proxy Statement dated October 26, 1995.

          The date of this Statement of Additional Information is October 26, 1995.

                      STATEMENT OF ADDITIONAL INFORMATION
                                      OF
                 SMITH BARNEY MUNI FUNDS -- NEW YORK PORTFOLIO
                              DATED JULY 31, 1995

                      STATEMENT OF ADDITIONAL INFORMATION
                                      OF
                 SMITH BARNEY MUNI FUNDS -- NEW YORK PORTFOLIO
                              DATED JULY 31, 1995







                                JULY 31, 1995

                          SMITH BARNEY MUNI FUNDS
                            388 Greenwich Street
                          New York, New York 10013

                      STATEMENT OF ADDITIONAL INFORMATION

Shares  of  Smith  Barney  Muni  Funds   (the "Fund")  are offered currently
with a  choice of    thirteen   Portfolios,   the   National Portfolio,  the
Limited Term Portfolio, the California Portfolio, the California Limited Term Portfolio, the Florida Portfolio, the Florida Limited Term Portfolio, the Georgia Portfolio, the New York Portfolio, the New Jersey Portfolio, the Ohio Portfolio, the Pennsylvania Portfolio, the California Money Market Portfolio and the New York Money Market Portfolio (collectively referred
to as "Portfolios"     and     individually      as "Portfolio"):

     The National Portfolio and the Limited Term Portfolio each seeks as high a level of income exempt from Federal income taxes as is consistent with prudent investing.

     The California Portfolio and the California Limited Term Portfolio each seek as high a level of income exempt from Federal income taxes and from California personal income taxes as is consistent with prudent investing.

     The   Florida  Portfolio  and  the Florida   Limited  Term  Portfolio each
     seek to pay its shareholders as high a level of income exempt from Federal income taxes as is consistent with prudent investing.

     The  Georgia  Portfolio  seeks  as high a level of income exempt from
     Federal  income  taxes  and   from Georgia  personal income taxes  as is
     consistent   with    prudent investing.

     The  New  York Portfolio seeks  as high a level of income exempt from
     Federal income taxes and from New York   State  and  New  York  City
     personal income  taxes   as   is consistent with prudent investing.

     The New Jersey Portfolio seeks to pay its shareholders as high a level of income exempt from both Federal income taxes and New Jersey personal income taxes as is consistent with prudent investing.

     The Ohio Portfolio seeks to pay its shareholders as high a level of income exempt from both Federal income taxes and Ohio personal income taxes as is consistent with prudent investing.

     The Pennsylvania Portfolio seeks to pay its shareholders as high a level of income exempt from both Federal income taxes and Pennsylvania personal income taxes as is consistent with prudent investing.

     The California   Money   Market Portfolio seeks to provide  income
     exempt  from Federal income  taxes and   from   California   personal
     income taxes from a portfolio of high quality short-term municipal obligations selected for liquidity and stability.

     The    New   York   Money    Market Portfolio  seeks  to  provide   its
     shareholders with income exempt from both Federal income taxes and New York State and New York City personal income taxes from a portfolio of high quality short- term New York municipal obligations selected for liquidity and stability.


The National Portfolio, California Portfolio, Florida Portfolio, Georgia Portfolio, New York Portfolio, New Jersey Portfolio, Ohio Portfolio and Pennsylvania Portfolio each offer four classes of shares: Class A, Class B, Class C and Class Y. The Limited Term Portfolio, California Limited Term Portfolio and Florida Limited Term Portfolio each offer three classes of shares: Class A, Class C and Class Y. Class A shares are sold to investors with an initial sales charge and Class B and Class C shares are sold without an initial sales charge but with higher ongoing expenses and a Contingent Deferred Sales Charge ("CDSC") payable upon certain redemptions. Class Y shares are sold without an initial sales charge and
are  available only  to  investors investing  a  minimum  of $5,000,000.   The
California  Money   Market Portfolio  and  the  New  York  Money  Market
Portfolio each offer two classes of shares: Class A and Class Y. Class A shares of each of the California Money Market and New York Money Market Portfolios are sold without an initial sales charge. These alternatives are
designed   to  provide  investors  with   the flexibility  of selecting an
investment best suited to his or her needs based on the amount of purchase, the length of time the investor expects to hold the shares and other circumstances.

This   Statement  of  Additional  Information ("SAI")  is not a prospectus.  It is intended to provide more detailed information about the Fund as well as matters already discussed in each Prospectus and therefore should be read in conjunction with the appropriate Prospectus which may be obtained from the Fund or a Smith Barney Financial Consultant.

                                 TABLE OF CONTENTS




                                                                          Page

Trustees and Officers                                                      4
Additional Information Regarding Investment Policies                       6
Additional Tax  Information                                               10
Investment Restrictions                                                   11
Performance  Information                                                  13
Valuation  of  Shares                                                     16
The Management Agreement                                                  17
Distribution                                                              20
Custodian                                                                 20
Independent  Auditors                                                     20
The  Fund                                                                 21
Voting  Rights                                                            22
Financial  Statements                                                     25
Appendix A                                                                26
Appendix B                                                                29
Appendix C                                                                38
Appendix D                                                                49
Appendix E                                                                54
Appendix F                                                                59
Appendix G                                                                61
Appendix H                                                                63

                                 TRUSTEES AND OFFICERS

*JESSICA BIBLIOWICZ, Trustee and President
Executive Vice President of Smith Barney Inc. ("Smith Barney"), President of forty investment companies associated with Smith Barney and Trustee of twelve investment companies associated with Smith Barney; prior to January, 1994, Trustee of Sales and Marketing of Prudential Mutual Funds; Prior to September, 1991, Assistant Portfolio Manager for Shearson Lehman Brothers; 35.

RALPH D. CREASMAN, Trustee
Retired,  4 Moss Hammock Lane, The  Landings, Skidaway  Island,  Savannah,
Georgia  31411.  Trustee   of  ten  ten investment  companies associated  with
Smith Barney.   Inc.("Smith Barney" )(see  below).  Formerly,  Chairman,
President  and  Chief  Executive  Officer of Lionel  D.   Edie  &  Co., Inc.
(investment counselors), Chairman of Edie International S.A. and President and Trustee of Edie Ready Assets Trust, Fundamerica of Japan, Edie Special Growth Fund and Edie Capital Fund; 73.

JOSEPH H. FLEISS, Trustee
Retired,  3849 Torrey Pines Blvd.,  Sarasota, Florida 34238.    Trustee   of
ten   ten investment  companies associated  with Smith Barney.   Formerly,
Senior Vice President  of Citibank,   Manager   of Citibank's    Bond
Investment Portfolio and Money Management Desk and a Trustee of Citicorp Securities Co., Inc.Inc; 77.

DONALD R. FOLEY, Trustee
Retired,   3668  Freshwater  Drive,  Jupiter, Florida 33477.    Trustee   of
ten   ten investment  companies associated  with Smith Barney.   Formerly, Vice
President  of  Edwin Bird  Wilson, Incorporated (advertising);  72.

PAUL HARDIN, Trustee
Retired, 60134 Davie Street, Chapel Hill,  N.  C.  27514.   Trustee   of
twelve investment  companies associated  with Smith Barney;   and   a
Trustee  of   The   Summit Bancorporation.  Formerly, Chancellor of  the
University of North Carolina at Chapel  Hill; 63.

FRANCIS P.. MARTIN, Trustee
Practicing  physician,  2000  North   Village Avenue,  Rockville Centre,  New
York  11570.  Trustee   of  ten  investment  companies associated  with
Smith  Barney.    Formerly, President of  the  Nassau Physicians'  Fund, Inc.;
70 70.

*HEATH B. MCLENDON, Chairman of the Board and Chief Executive Officer
Managing Trustee of Smith Barney; Trustee  of forty-one   investment companies
associated with Smith Barney; President of Smith Barney Mutual Fund Management Inc. ("SBMFM" or the "Manager"); Chairman of Smith Barney Strategy Advisers Inc.; prior to July 1993, Senior Executive Vice President of Shearson Lehman Brothers, Inc.; Vice Chairman of Shearson Asset Management; 61.

RODERICK C. RASMUSSEN, Trustee
Investment   Counselor,  81  Mountain   Road, Verona, New Jersey 07044.
Trustee of ten investment  companies associated with  Smith Barney.
Formerly, Vice President of Dresdner and Company Inc.  (investment counselors);
68.

_______________
*Designates an "interested person" as defined in the Investment Company Act of 1940 whose business address is 388 Greenwich Street, New York, NY
10013388 Greenwich Street, New York,   NY   10013.   Such  person   is   not
separately  compensated as a Fund officer  or Trustee.

JOHN P. TOOLAN, Trustee
Retired,  13 Chadwell Place, Morristown,  New Jersey, 07960.  Trustee of ten
investment companies   associated  with  Smith Barney.  Formerly,  Trustee
and  Chairman  of   Smith Barney Trust Company, Trustee of Smith Barney
Holdings Inc. and the Manager and Senior Executive Vice President, Trustee and Member of the Executive Committee of Smith Barney; 64.

C. RICHARD YOUNGDAHL, Trustee
Retired,  339 River Drive, Tequesta,  Florida 33469.    Trustee   of  ten  ten
investment companies   associated  with Smith   Barney.  Formerly Chairman of
the Board of Pensions of the Lutheran Church in America and Chairman of the Board and Chief Executive Officer of Aubrey G. Lanston & Co. (dealers in U.S. Government securities) and President of the Association of Primary
Dealers   in   U.S.  Government Securities;79.

*LEWIS E. DAIDONE, Senior Vice President  and Treasurer
Managing Trustee of Smith Barney; Senior Vice President and Treasurer of forty-one investment companies associated with Smith Barney, and Trustee and Senior Vice President of the Manager; 37.

*PETER   M. COFFEY,  Vice   President  and Investment Officer
Managing   Director  of Smith   Barney   and Portfolio  Manager.  Prior to
August, 1993, Managing Director and Portfolio Manager of Shearson Lehman Brothers Inc. Managing Trustee of Smith Barney and Vice President of the
Manager and three investment companies   associated  with  Smith   Barney;
51.

*LAWRENCE   MCDERMOTT,  Vice  President  and Investment Officer
Managing Trustee of Smith Barney and Vice President of the Fund and eleven investment companies associated with Smith Barney; 47.

*KAREN  LIN MAHONEY-MALCOMSON, Vice President and Investment Officer
Vice President of Smith Barney and the Fund and ten investment companies associated with Smith Barney; 37.

*THOMAS M. REYNOLDS, Controller
Trustee of Smith Barney and Controller of the Fund    and   eleven   investment
companies associated with Smith Barney; 34.

*IRVING P. DAVID, Controller
Vice President of Smith Barney and Controller of the   Fund  and  thirty-five
investment companies   associated  with  Smith Barney.  Formerly   Assistant
Treasurer   of   First Investment Management Company; 34.

*CHRISTINA T. SYDOR, Secretary Managing   Trustee   of  Smith   Barney   and
Secretary  of forty-one  investment companies   associated  with Smith
Barney; Secretary and  General  Counsel  of  the Manager; 44.

_______________________
*   Designates an  "interested  person"   as defined in the Investment Company
    Act of 1940 whose   business  address  is  388  Greenwich Street,  New
    York, NY 10013 is 388 Greenwich Street, New York, NY 10013. Such person is not separately compensated as a Fund officer or Trustee.

The  following  table shows   the compensation  paid  by  the  Fund   to   each
director during the Fund's last fiscal year. None of the officers of the Fund recieved any compensation from the Fund for such period. Officers and interested directors of the Fund are compensated by Smith Barney.

                                 COMPENSATION TABLE

                                                                                             Total
                                                    Pension or         Compensation         Number of
                                                    Retirement          from Fund           Funds for
                               Aggregate        Benefits Accrued         and Fund         Which Trustee
                             Compensation         as part of             Complex          Serves Within
Name of Person                from Fund           Fund Expenses      Paid to Trustees      Fund Complex

Jessica Bibliowicz(*)           $ 0                     $0              $ 0                     12
Ralph D. Creasman            11,396.00                   0            51,500.00                 10
Joseph H.  Fleiss            11,196.00                   0            50,900.00                 10
Donald R.  Foley             11,396.00                   0            51,500.00                 10
Paul Hardin                   6,698.00                   0            27,800.00(**)             12(**)
Francis P.  Martin           11,396.00                   0            51,500.00                 10
Heath B.  McLendon(*)             0                      0                0                     41
Roderick C.  Rasmussen       11,396.00                   0            51,500.00                 10
John P. Toolan               11,396.00                   0            51,500.00                 10
C. Richard Youngdahl         11,396.00                   0            51,500.00                 10



(*)  Designates an "interested Trustee."
(**) Reflects the compensation paid to Dr. Hardin and the number of funds within the Fund Complex for which Dr. Hardin serves as a Trustee as of the date of this Statement of Additional Information. For the fiscal year ended December 31, 1994, Mr. Hardin served as a Trustee of 25 funds within the Fund Complex and was paid $96,400.

 On  July 1, 1995 Trustees and officers  owned in   the  aggregate  less
than  1%  of   the outstanding shares of the Fund.

                ADDITIONAL INFORMATION REGARDING INVESTMENT POLICIES

In general, municipal obligations are debt obligations (bonds or notes) issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies and instrumentalities the interest on which is exempt from Federal income tax in the opinion of bond counsel to the issuer. Municipal obligations are issued to obtain funds for various public purposes that enhance the quality of life, including the
construction of a wide range  of  public facilities,   such   as  airports,
bridges, highways,     housing     hospitals,     mass transportation, schools,
streets, water and sewer works and gas and electric utilities. They may also be issued to refund outstanding obligations, to obtain funds for
general operating  expenses, or to  obtain  funds  to loan   to   other  public
institutions   and facilities and in anticipation of the receipt of   revenue
or  the  issuance   of   other obligations.    In   addition,    the    term
"municipal   obligations"  includes   certain types  of industrial development
bonds issued by  public  authorities to  obtain  funds  to provide various
privately-operated facilities for   business  and  manufacturing,  housing,
sports,  convention or trade show facilities, airport,  mass  transit,  port
and   parking facilities,  air  or water pollution  control facilities, and certain facilities for water supply, gas, electricity or sewerage or solid waste disposal.

The   two   principal   classifications    of municipal     obligations    are
"general obligation"    and    "revenue."      General obligations   are
secured  by  a   municipal issuer's  pledge of its full  faith,  credit, and taxing power for the
payment of principal and   interest.    Revenue obligations   are payable
only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or
other specific revenue source.    Although  industrial development bonds
("IDBs")  are  issued  by   municipal authorities,  they are generally  secured
by the  revenues  derived from payments  of  the industrial   user.   The
payment   of   the principal  and interest on IDBs is  dependent solely  on the ability of the user of the facilities financed by the bonds to meet its financial obligations and the pledge, if any, of real and personal property so
financed as security  for  such payment.  Currently,  the majority   of   each
Portfolio's   municipal obligations are revenue bonds.

For    purposes   of   diversification    and concentration  under the
Investment  Company Act  of  1940 (the "Act"), the identification of   the
issuer  of  municipal  obligations depends  on the terms and conditions  of the obligation. If the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from those of the government creating the subdivision and the obligation is backed only by the assets and revenues of the subdivision, such subdivision is regarded as the sole issuer. Similarly, in the case of an industrial development
revenue  bond  or  a   pollution control  revenue bond, if the bond is  backed
only  by  the  assets  and  revenues  of  the nongovernmental   user,  the
nongovernmental user  is regarded as the sole issuer.  If  in either   case
the  creating  government   or another entity guarantees an obligation,  the
guaranty is regarded as a separate security and treated as an issue of such guarantor.

Among the types of short-term instruments in which each Portfolio may invest are floating or variable rate demand instruments, tax- exempt commercial paper (generally having a maturity of less than nine months), and other types
of notes generally having maturities of less   than   three  years,   such   as
Tax Anticipation   Notes,  Revenue   Anticipation Notes, Tax and Revenue
Anticipation Notes and Bond Anticipation Notes. Demand instruments usually have an indicated maturity of more than one year, but contain a demand
feature that   enables  the  holder  to  redeem   the investment  on no more
than 30 days' notice; variable rate demand instruments provide for automatic establishment of a new interest rate on set dates; floating rate demand instruments provide for automatic adjustment of their interest rates whenever some other specified interest rate changes (e.g., the prime
rate).   Each Portfolio  may  purchase participation interest in variable rate
tax- exempt   securities   (such   as   Industrial Development    Bonds)
owned    by    banks.  Participations are frequently  backed  by  an
irrevocable letter of credit or guarantee of a bank that the Manager has determined meets the prescribed quality standards for the Portfolio.
Participation interests  will  be purchased   only,   if  management   believes
interest income on such interests will be tax- exempt  when  distributed  as
dividends   to shareholders.

Investments in participation interests in variable rate tax-exempt securities (such as IDBs) purchased from banks give the purchaser an undivided interest in the tax-exempt security in the proportion that the Portfolio participation interest bears to the total principal amount of
the tax-exempt  security with    a    demand    repurchase    feature.
Participation interest are frequently  backed by   an  irrevocable  letter  of
credit   or guarantee  of a bank that the Manager,  under the   supervision
of  the   Trustees,   has determined   meets  the  prescribed   quality
standards  for the Portfolio .   A  Portfolio has the right to sell the
instrument back to the bank and draw on the letter of credit on demand on seven days' notice or less, for all or any part of the Portfolio's participation interest in the tax-exempt security, plus accrued interest. Each Portfolio intends to exercise the demand under the letter of credit only (1) upon a default under the terms of the documents of the tax-exempt security, (2) as needed to provide liquidity in order to meet redemptions, or (3) to maintain a high quality investment portfolio. Banks will retain a service and letter of credit fee and a fee for issuing
repurchase comments in an amount equal to the excess  of the   interest   paid
on   the   tax-exempt securities over the negotiated yield at which the
instruments   were   purchased   by   a Portfolio.   The  Manager  will
monitor  the pricing,   quality  and  liquidity   of   the variable rate demand
instruments held by each Portfolio, including the IDBs supported by bank letters of credit or guarantees, on the basis of published financial information, reports of rating agencies and other bank analytical services to which the Manager may subscribe.

The   yields  on  municipal  obligations  are dependent  on a variety of factors, including general market conditions, supply and demand, general conditions of the municipal market, size of a particular offering, the
maturity of  the  obligation  and the  rating  of  the issue.   The  rating  of
Moody's  Investment Service,   Inc.   and   Standard   &   Poor's Corporation
represent their opinion as to the quality  to  the  municipal obligations  that
they   undertake  to  rate.   It  should   be emphasized,  however, that such
ratings are general and are not absolute standards of quality. Consequently, municipal obligations with the same maturity, coupon and rating may have different yields when purchased in the open market, while municipal obligations of the same maturity and coupon with different ratings may have the same yield.

Municipal obligations purchased on a when- issued basis as well as the securities held in each Portfolio are generally subject to similar changes
in market value  based  upon the     public's    perception     of     the
creditworthiness of the issuer and changes in the level of interest rates (i.e., both experiencing appreciation when interest rates decline and
depreciation when interest  rates rise).   Therefore, to the extent a Portfolio
remains substantially fully invested at the same time that it has purchased securities on a when-issued basis, there will be a greater possibility that
the  market  value  of   a Portfolio's     assets    will     fluctuate.
Purchasing a tax-exempt security on  a  when- issued  basis  involves  the risk  that  the yields  available  in  the  market  when  the delivery takes
place may be higher than those obtained  on  the security so  purchased.   A
separate account of each Portfolio consisting of  cash or liquid high-grade
debt securities equal   to  the  amount  of  the  when-issued commitments  will
be established with the Custodian and marked-to-market daily, with additional cash or liquid high-grade debt securities added when necessary. When the time comes to pay for when-issued securities, the Portfolios will meet their respective obligations from then available cash flow, sale of
securities  held  in  the  separate account,   sale   of  other  securities
or, although they would not normally expect to do so,   from   the  sale  of
the   when-issued securities themselves (which may have a value greater   or
lesser than the Portfolios' payment obligations). Sale of securities to meet such obligations carries with it a greater potential for the
realization  of capital  gain,  which  is  not  exempt   from Federal    income
tax   (see    "Dividends, Distributions and Taxes" in the Prospectus).

Each Portfolio, other than the California Money Market Portfolio and the New York Money Market Portfolio, may invest in municipal bond index
futures contracts or  in  listed contracts    based    on   U.S.    Government
securities.   Such investments will  be  made solely  for  the  purpose of hedging against changes in the value of portfolio securities due to anticipated changes in interest rates and market conditions, and not for purposes of speculation. The acquisition or sale of a futures contract could
enable  the  Fund  to protect    a    Portfolio's    assets    from
fluctuations    in   rates   on    tax-exempt securities without actually
buying or selling securities. The municipal bond index futures contract is based on an index of long-term, tax-exempt municipal bonds. The "contract" obligates the buyer or seller to take or make delivery, respectively, of an amount of cash equal to the difference between the value of the index upon liquidation of the "contract" and the price at which the index contract was originally purchased or sold. In connection with the use of futures contracts as a hedging device, there can be no assurance that there will be a precise or even a positive correlation between price movement in the futures contracts with that of the municipal bonds that are the subject of the hedge, consequently, a Portfolio may realize a profit on a futures contract that is less than the loss in the price of the municipal bonds being hedged or may even incur a loss. A Portfolio also may not be able to close a futures position in the event of adverse price movements
or in the event  an  active market   does  not  exist  for  the   hedging
contract on the exchange or board of trade on which the contract is traded.
The successful use of these investments is dependent on the ability of the Manager to predict price or interest rate movements or the correlation of futures and cash markets, or both.

Each  Portfolio may invest in securities  the disposition of which is subject
to  legal  or contractual   restrictions.   The   sale   of restricted
securities  often  requires  more time  and  results in higher dealer discounts
or  other selling expenses than does the sale of   securities  that  are  not
subject   to restrictions    on    resale.      Restricted securities  often
sell at a price lower than similar securities that are not subject to restrictions on resale.

Securities may be sold in anticipation of a market decline (a rise in interest rates) or purchased in anticipation of a market rise (a decline in interest rates). In addition, a security may be sold and another purchased at
approximately the same time to take advantage of   what  the  Manager  believes
to  be   a temporary  disparity  in  the  normal   yield relationship between
the two securities. The Fund believes that, in general, the secondary market for tax-exempt securities in each of the Fund's Portfolios may be less liquid than that for taxable fixed-income securities. Accordingly, the ability of a Portfolio to make purchases and sales of securities in the foregoing
manner  may  be  limited.    Yield disparities   may  occur  for   reasons
not directly related to the investment quality of particular issues or the general movement of interest rates, but instead due to such factors as changes in the overall demand  for or  supply  of  various types  of
tax-exempt securities   or  changes  in  the  investment objectives of
investors.

Portfolio turnover rate for a fiscal year is the ratio of the lesser of purchases or sales (including maturities and calls) of portfolio securities to the monthly average of the value of portfolio securities including long-term U.S. Government securities but excluding securities with maturities at acquisition of one year or less. The Fund effects portfolio transactions with  a view towards  attaining the  investment  objective of each  Portfolio
and is not limited to a predetermined rate of portfolio   turnover.    A   high
portfolio turnover  results in correspondingly  greater transaction costs.  The
Fund anticipates that each   Portfolio's   annual   turnover   rate generally
will not exceed 100%.

Though not obligated to do so, the Fund will normally provide upon request a listing of portfolio holdings as of a recent date.

         ADDITIONAL TAX INFORMATION Capital gain distributions, if any, are taxable to shareholders, and are declared and paid at least annually. At March 31, 1995 the unused capital loss carryovers of the Fund by
Portfolio  were  approximately   as follows:  National Portfolio, $5,911,171;
New York     Portfolio,    $1,310,119,    Florida Portfolio,  $313,998, New
Jersey, $999,309, Limited Term Portfolio, $5,131,067, Georgia Portfolio, $36,179, Ohio Portfolio $28,813, Pennsylvania Portfolio, $114,695, California
Limited  Term Portfolio, $188,158 and Florida Limited   Term   Portfolio,
$514,327.    For Federal  income  tax purposes theses  amounts are  available
to be applied against  future securities  gains,  if  any,  realized.   The
carryovers expire as follows:

                                                                March 31,
PORTFOLIO              1997      1998     1999     2000     2001      2002  2003 (in thousands)

National                --        --      --        --        --         --    $ 5911
California              --        --      --        --        --         --        --
Florida                 --        --      --        --        --         --        314
New Jersey              --        --      --        --        --         --        999
New York                $427     $ 79     --        --        --         --        804
Georgia                  --       --      --        --        --         --         36
Ohio                     --       --      --        --        --         --         29
Pennsylvania             --       --      --        --        --         --        115
Limited Term             --       --      --      $ 450     $ 196        --      4,485
California Limited Term  --       --      --        --        --         --        188
Florida Limited Term    --        --      --        --        --        $ 2        512

Generally, interest on municipal obligations is exempt from Federal income tax. However, interest on municipal obligations that are considered to be industrial development bonds (as defined in the Internal Revenue Code (the
"Code"),  will  not  be exempt  from  Federal income   tax  to  any
shareholder   who   is considered to be a "substantial user" of  any facility
financed by the proceeds of such obligations (or a "related person" to such "substantial user" as defined in the Code).

In    addition,    interest   on    municipal obligations  may  subject certain
investors' Social Security benefits to Federal income taxation. Section 86 of the Internal Revenue Code provides that the amount of Social Security benefits includable in gross income for a taxable year is the lesser of (a) one- half of the Social Security benefits or (b) one-half of the amount by which the sum of "modified adjusted gross income" plus one- half of the Social Security benefits exceeds a "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filling a joint return and zero for married taxpayers not living apart who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross
income, plus   tax-exempt   interest   on   municipal obligations.   To  the
extent  that   Social Security  benefits  are  included  in   gross income they
will be treated as any other item of gross income and therefore may be taxable. Tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security
benefits will be included  in gross   income;   no   tax-exempt   interest,
including that received from the Fund, will be subject to Federal income tax for most investors.

Additionally, the Tax Reform Act of 1986 (the "Tax Reform Act") provides that interest on certain municipal obligations (i.e. certain private activity bonds) issued after August 7, 1986 will be treated as a preference item for purposes of both the corporate and individual alternative minimum tax. Under Treasury regulations, that portion of the Portfolio's exempt-interest dividend which is to be treated as a preference item for shareholders
will   be   based    on    the proportionate share of the interest  received by
the Portfolio from the specified private activity bonds. In addition, the Tax Reform Act provides generally that tax preference items for corporations for 1987-1989 will include one-half the amount by which adjusted net book income (which would include tax- exempt interest) of the taxpayer exceeds the alternative  minimum taxable  income  of  the taxpayer  before  any  amount
is  added   to alternative minimum taxable income because of this preference.

A   similar   provision  based  on   adjusted earnings and profits would apply
after 1989. Investors should consult their tax advisors before investing in shares of the Fund.

From  time  to  time, proceedings  have  been introduced before Congress for
the purpose of restricting or eliminating the Federal income tax   exemption
for interest on municipal obligations. It may be expected that similar proposals may be introduced in the future. If such proposals were to be enacted, the ability of the Fund to pay "exempt interest" dividends could be
adversely affected and the Fund  would  then  need  to  reevaluate   its
investment   objectives  and   policies   and consider changes in its
structure.




                           INVESTMENT RESTRICTIONS

The    Fund   has   adopted   the   following restrictions  as  fundamental
policies that cannot be changed without approval by the holders of a majority of the outstanding voting securities of each Portfolio affected by the matters as defined in the Investment Company Act of 1940 (see "Voting Rights").

Without the approval of a majority of their outstanding voting securities, the National Portfolio and the New York Portfolio each may not:

(1)  Borrow  money,  except  from  banks  for temporary   purposes  (such  as
facilitating redemptions or for extraordinary or emergency purposes) in an amount not to exceed 10% of the value of its total assets at the time the borrowing is made (not including the amount borrowed) and no investment will be made while borrowing exceeds 5% of total assets; (2) Mortgage or pledge any of its assets, except to secure borrowings permitted under (1) above; (3) Invest more than 25% of total assets taken at market value in any one industry, except that Municipal Obligations and securities of the U.S. Government, its agencies and instrumentalities and Municipal Obligations of New York State with respect to the New York Portfolio are not considered an industry for purposes of this limitation; (4) The National Portfolio may not with respect to 75% of the value of its total assets, purchase
securities  of   any   issuer   if immediately thereafter more than 5% of
total assets at market value would be invested in the securities of any issuer (except that this limitation does not apply to obligations issued or guaranteed as to principal and interest either by the U.S. Government or its agencies or instrumentalities or by New York State or its political
subdivisions  with respect  to  the  New  York  Portfolio);  (5) Invest   in
securities  issued   by   other investment companies, except as  permitted by
Section 12(d)(1) of the Investment Company Act of 1940 or in connection with a merger, consolidation, acquisition or reorganization; (6) Purchase or hold any real estate, except that a Portfolio may invest in securities secured by real estate or interest therein or issued by persons (other than real estate investment trusts) who deal in real estate or interests therein; (7) Purchase
or  hold  the securities   of  any  issuer,   if   to   its knowledge, Trustees
or officers of  the  Fund individually  owning beneficially more  than .5%  of
the securities of that issuer own  in the   aggregate   more than   5%   of
such securities; (8) write or purchase  put,  call straddle or   spread
options;   purchase securities  on  margin or sell  "short";  (9) Underwrite
the securities of other  issuers; (10)   Purchase   or  sell commodities   and
commodity   contracts,   except   that   each Portfolio  may invest in or  sell
municipal bond index future contracts; provided that immediately thereafter not more than 33 1/3% of its net assets would be hedged or the amount of margin deposits on the Portfolio's existing futures contracts would not exceed 5% of the value of its total assets; or (ii) Make loans, except to the extent the purchase of bonds or other evidences of indebtedness or the entry into repurchase agreements or deposits with banks, including the Fund's Custodian, may be considered loans (and the Fund has no present intention of entering into repurchase agreements).

Without the approval of a majority of its outstanding voting securities, the Limited Term Portfolio, the California Portfolio, the New Jersey Portfolio, the Florida Portfolio, the California Limited Term Portfolio, the Florida Limited Term Portfolio, the Georgia Portfolio, the Pennsylvania Portfolio and the Ohio Portfolio each may not:

(1)  Borrow  money,  except  from  banks  for temporary   purposes  (such  as
facilitating redemptions or for extraordinary or emergency purposes) in an amount not to exceed 10% of the value of its total assets at the time the borrowing is made (not including the amount borrowed) and no investments will be made while borrowing exceed 5% of total assets; (2) Mortgage or pledge any of its assets, except to secure borrowings permitted under (1) above; (3) Invest more than 25% of total assets taken at market value in any one industry; except that Municipal Obligations and securities of the U.S. Government, its agencies and instrumentalities and Municipal Obligations
of California with respect to the California   Portfolio  and  the   California
Limited Term Portfolio, Municipal Obligations of  New Jersey with respect to
the New Jersey Portfolio,  Municipal Obligations of  Georgia with   respect  to
the  Georgia   Portfolio, Municipal  Obligations of  Pennsylvania  with respect to the Pennsylvania Portfolio and Municipal Obligations of Florida with respect to the Florida Portfolio and the Florida Limited Term Portfolio are not considered an industry for purposes of this limitation; (4) Purchase
or hold any real estate, except that the   Portfolio  may  invest  in
securities secured by real estate or interests therein or issued by persons (other than real estate investment trusts) which deal in real estate or
interests therein; (5) Write or  purchase put,   call,  straddle  or  spread
options; purchase   securities  on  margin   or   sell "short";  (6)
Underwrite the  securities  of other   issuers:   (7)   Purchase   or   sell
commodities  and commodity contracts,  except that  the  Portfolio may invest
in  or  sell municipal   bond  index  futures   contracts, provided that
immediately thereafter not more than 33 1/3% of its net assets would be hedged or the amount of margin deposits on the Portfolio's existing futures contracts would not exceed 5% of the value of its total assets; or
(8) Make loans,  except  to  the extent   the  purchase  of  bonds  or   other
evidences  of indebtedness or the entry  into repurchase agreements or deposits
with banks, including  the  Funds'  Custodian,   may   be considered loans.


Without the approval of a majority of its outstanding voting securities, the California Money Market Portfolio and the New York Money Market Portfolio each may not:

(1)   Borrow  money, except  from  banks  for temporary   purposes  (such  as
facilitating redemptions or for extraordinary or emergency purposes) in an amount not to exceed 10% of the value of its total assets at the time the borrowing is made (not including the amount borrowed) and no investments
will  be  made while  borrowings exceed 5% of total  assets; (2)   Mortgage or
pledge any of its assets, except to secure borrowings permitted under (1) above; (3) Invest more than 25% of total assets taken at market value in any one industry; except that Municipal Obligations and securities of the U.S. Government, its agencies and instrumentalities and Municipal Obligations
of California with respect to the California   Money   Market   Portfolio   and
Municipal   Obligations  of  New  York   with respect   to   the  New  York
Money   Market Portfolio are not considered an industry  for purposes of this
limitation; (4)  Purchase or hold   any  real  estate,  except  that   the
Portfolio may invest in securities secured by real estate or interests therein
or issued by persons  (other  than real estate  investment trusts)   which
deal  in  real   estate   or interests  therein; (5)   Write  or  purchase put,
call,  straddle  or  spread   options; purchase   securities  on  margin   or
sell "short";  (6)   Underwrite the securities  of other   issuers;   (7)
Purchase   or   sell commodities and commodity contracts;  or  (8) Make loans, except to the extent the purchase of bonds or other evidences of indebtedness or the entry into repurchase agreements or deposits with banks, including the Fund's Custodian, may be considered loans.

In   order  to  comply  with  certain   state statutes and policies, none of
the Portfolios will, as a matter of operating policy:

(1)   Purchase  oil,  gas  or  other  mineral leases,   rights  or  royalty
contracts   or exploration  or development programs,  except that   each
Portfolio  may  invest  in   the securities  of issuers which operate,  invest
in, or sponsor such programs; (2) invest more than   5%   of  their  assets  in
unseasoned issuers, including their predecessors, which have been in operation for less than three years.

The  foregoing percentage restrictions  apply at   the  time  an  investment
is  made;   a subsequent increase or decrease in percentage may  result  from changes in  values  or  net assets.




                      PERFORMANCE INFORMATION

From  time  to  time,  in advertisements  and other   types   of  sales
literature,   each Portfolio may compare its performance to that of other
mutual funds with similar investment objectives,   to   appropriate   indices
or rankings  such  as those compiled  by  Lipper Analytical   Services,  Inc.
or   to   other financial alternatives.

Each Portfolio, other than the California Money Market Portfolio and the New York Money Market Portfolio, computes the average annual total return during specified periods that would equate the initial amount invested to
the   ending   redeemable   value   of   such investment  by  adding one  to
the computed average annual total return, raising the sum to a power equal to the number of years covered by the computation and multiplying the
result  by  one thousand  dollars  which represents    the    hypothetical
initial investment.     The    calculation    assumes deduction  of the maximum
sales charge from the initial amount invested and reinvestment of all income dividends and capital gains distributions on the reinvestment dates
at prices   calculated   as   stated   in    the Prospectus.  The ending
redeemable  value  is determined  by assuming a complete redemption at  the
end of the period(s) covered by  the average   annual  total  return
computation.  Such  standard  total return information  may also  be
accompanied with nonstandard  total return   information  for  differing
periods computed in the same manner but without annualizing the total return or taking sales charges into account.

 Each Portfolio's average annual total return with respect to its Class A Shares for the one-year period, five-year period, if any, and for the life of the Portfolio ended March 31, 1995 is as follows:

PORTFOLIO         One Year    Five Years   Life     Inception Date


National            2.10%       7.82%     7.60%      8/20/86

Limited  Term       3.64%       6.62%     6.82%      11/28/88

New  York           2.10%       7.86%     6.82%      1/16/87

California          2.22%       7.36%     6.33%      4/3/87

New  Jersey         2.38%        N/       7.97%      10/11/90

Florida             2.53%        N/A      6.93%      4/2/91

Georgia             N/A          N/A      2.04%      4/4/94

Ohio                N/A          N/A     (0.13%)     6/13/94

Pennsylvania        N/A          N/A      4.47%      4/4/94

Florida Ltd. Term   5.05         N/A      4.05%      4/27/93

Cal. Ltd. Term      3.79         N/A      3.17%      4/27/93



Each Portfolio's average annual total return with respect to its Class B Shares for the one-year period, five-year period, if any, and for the life of the Portfolio ended March 31, 1995 is as follows:

PORTFOLIO         One Year    Five Years   Life     Inception Date


National            N/A         N/A        5.61%          11/7/94

New  York           N/A         N/A        5.42%          11/11/94

California          N/A         N/A        4.68%          11/11/94

New  Jersey         N/A         N/A        6.36%          11/16/94

Florida             N/A         N/A        6.27%          11/16/94

Georgia             N/A         N/A       (1.56%)         6/15/94

Ohio                N/A         N/A       (1.17%)         6/14/94

Pennsylvania        N/A        N/A        (0.07%)         6/20/94

Each Portfolio's average annual total return with respect to its Class C Shares for a one- year period and the life of the Portfolio's Class C shares through March 31, 1995 is as follows:


PORTFOLIO         One Year    Five Years   Life     Inception Date


National            4.80%        N/A       5.48%       1/5/93

Limited  Term       4.51%        N/A       4.92%       1/5/93

New  York           4.66%        N/A       5.25%       1/8/93

California          4.80%        N/A       5.02%       1/5/93

New  Jersey         4.91%        N/A       5.10%       1/5/93

Florida             5.12%        N/A       5.50%       1/5/93

Georgia              N/A         N/A       4.11%       4/14/94

Ohio                 N/A         N/A       2.28%       6/14/94

Pennsylvania         N/A         N/A       7.14%       4/5/94

Florida Ltd. Term   5.84%        N/A       4.70%       5/4/93

Cal.  Ltd.  Term    4.56%        N/A       3.97%       5/18/93




Each Portfolio's average annual total return with respect to its Class Y Shares for the one-year period, five-year period, if any, and for the life of the Portfolio ended March 31, 1995 is as follows:


PORTFOLIO         One Year    Five Years   Life     Inception Date


National              N/A       N/A        N/A

Limited Term          N/A       N/A        N/A

New York              N/A       N/A        N/A

California            N/A       N/A        N/A

New Jersey            N/A       N/A        N/A

Florida               N/A       N/A        N/A

Georgia               N/A       N/A        N/A

Ohio                  N/A       N/A        N/A

Pennsylvania          N/A       N/A        N/A

Florida Ltd. Term     N/A       N/A        N/A

Cal.  Ltd.  Term     5.87%      N/A       3.22%       6/23/93


Each Portfolio's yield, other than for the California Money Market Portfolio and the New York Money Market Portfolio, is computed by dividing the net investment income per share earned during a specified thirty day period ending at month end by the maximum offering price per share on the last
day  of  such period   and   analyzing  the  result.    For purposes   of yield
calculation,   interest income  is  determined based on  a  yield  to maturity percentage for each long-term  debt obligation in the Portfolio; income or
short- term  obligations is based on current payment rate.   Yield information
may be accompanied with  information  on  tax  equivalent  yield computed  in
the same manner, with adjustment for  assumed  federal income tax rates.   No
taxable instruments are presently held by the Fund.

Each  Portfolio's  distribution  rate,  other than   for   the   California
Money   Market Portfolio  and  the  New  York  Money  Market Portfolio,  is
calculated by analyzing the latest income distribution and dividing the result by the maximum offering price per share as of the end of the period to which the distribution relates. The distribution rate is not computed in the same manner as, and therefore can be significantly different
from, the above described yield which will be computed   in   accordance  with
applicable regulations.   A  Portfolio  may  quote   its distribution  rate
together  with  the  above described  standard total  return  and  yield
information   in   its   supplemental   sales literature.   The  use of  such
distribution rates would be subject to an appropriate explanation of, among other matters, how the components of the distribution rate differ
from the above described yield.   California  Money  Market  Portfolio's
yield with respect to its Class A shares for the seven-day period ended March 31, 1995 was 3.39% (the effective yield was 3.45%) with an average
dollar-weighted portfolio maturity of 16.9   days;   the  New  York  Money
Market Portfolio's yield with respect to its Class A shares  for the seven-day
period ended  March 31,  1995 was 3.32% (the effective yield  was 3.38%)   with
an   average  dollar-weighted portfolio  maturity of 40.2 days.  From  time to time the California Money Market Portfolio and, the New York Money Market Portfolio may advertise their yield, effective yield and tax equivalent yield. These yield figures are based on historical earnings and are not intended to indicate future performance. The yield of each Portfolio refers to the net investment income generated by an investment in each Portfolio
over a specific seven-day period   (which   will  be  stated   in   the
advertisement).   This net investment  income is  then annualized.  The
effective yield  is calculated  similarly but,  when  annualized, the  income
earned by an investment  in  each Portfolio  is assumed to be reinvested.   The
effective yield will be slightly higher  than the  yield because of the
compounding  effect of   the   assumed  reinvestment.   The   tax equivalent
yield also is calculated similarly to the yield, except that a stated income tax rate is used to demonstrate the taxable yield necessary to produce an
after-tax   yield equivalent  to the tax-exempt yield  of  each Portfolio.

Performance information may be useful in evaluating a Portfolio and for providing a basis for comparison with other financial alternatives. Since the performance of each Portfolio changes in response to fluctuations in market conditions, interest rates and Portfolio expenses, no performance quotation should be considered a representation as to the Portfolio's performance for any future period.


                        VALUATION OF SHARES

The Prospectus states that the net asset value of each Portfolio's Classes of shares will be determined on any date that the New York Stock
Exchange ("NYSE") is  open.   The NYSE is closed on the following holidays: New
Year's   Day,  Washington's  Birthday,   Good Friday, Memorial Day,
Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

The California Money Market Portfolio and the New York Money Market Portfolio use the "amortized cost method" for valuing portfolio securities pursuant to Rule 2a-7 under the Act (the "Rule"). The amortized cost method
of  valuation  of  a  Portfolio's  securities (including   any  securities
held   in   the separate account maintained for "when-issued" securities  --
See "Investment Objective  and Management     Policies"    and    "Portfolio
Management"   in  the  Prospectus)   involves valuing a security at its cost at
the time of purchase  and thereafter assuming a  constant amortization to
maturity of any  discount  or premium,   regardless  of   the   impact   of
fluctuating interest rates on the market value of the instrument. The market value of each Portfolio's securities will fluctuate on the basis of the creditworthiness of the issuers of such securities and with changes in
interest  rates  generally.   While  the amortized  cost method provides
certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price each
Portfolio  would  receive  if  it  sold   the instrument.  During such periods
the yield to investors   in  each  Portfolio  may   differ somewhat  from  that
obtained in a similar company that uses mark-to-market values for all its portfolio securities. For example, if the use of amortized cost resulted in a lower (higher) aggregate portfolio value on a particular day, a prospective investor in each Portfolio would be able to obtain a somewhat higher
(lower)  yield  than  would result   from  investment  in  such   similar
company, and existing investors would receive less (more) investment income. The purpose of this method of valuation is to attempt to maintain a constant net asset value per share, and it is expected that the price of each Portfolio's shares will remain at $1.00; however, shareholders should be
aware  that despite  procedures that will be followed  to have    a
stabilized   price,    including maintaining a maximum dollar-weighted average
portfolio maturity of 90 days, investing in securities that have or are deemed to have remaining maturities of only 13 months or less and investing in only United States dollar-denominated instruments determined by the Fund's Trustees to be of high quality with minimal credit risks and which are Eligible Securities (as defined below), there is no assurance
that at some  future  date there   will  not  be  a  rapid   change   in
prevailing interest rates, a default by an issuer or some other event that could cause each Portfolio's price per share to change from $1.00.

An  Eligible Security is defined in the  Rule to   mean  a  security  which:
(a)  has   a remaining  maturity  of  397  days  or  less; (b)(i) is rated in the two highest short-term rating categories by any two "nationally-recognized statistical rating organizations" ("NRSROs") that have issued a short-term rating with respect to the security or class of debt obligations of the issuer, or (ii) if only one NRSRO has issued a short-term rating with respect to the security, then by that NRSRO; (c) was a long-term security
at  the time of issuance whose issuer has outstanding a   short-term  debt
obligation   which   is comparable in priority and security and has a rating
as specified in clause (b) above;  or (d) if no rating is assigned by any NRSRO
as provided  in clauses (b) and (c)  above,  the unrated   security  is
determined   by   the Trustees to be of comparable quality  to  any such rated security.



                            THE MANAGEMENT AGREEMENT

Manager

The Management Agreement for each of the Fund's Portfolios, other than the California Money Market Portfolio and the New York Money Market
Portfolio,  provides  for  a   daily management fee at the annual rate of 0.45%
of the Portfolio's average net assets.

 On  April 27, 1994, the Trustees approved new management  agreements between the Fund, on behalf of each of the California Money Market Portfolio and the New York Money Market Portfolio (collectively the "Money
Market Portfolios"). The new management agreements were subsequently approved by shareholders at a meeting of held on September 2, 1994. The new management  agreements provide  for  the payment of an effective management fee
at  an annual   rate  based  on  each  Money Market Portfolio's  average  daily
net  assets   in accordance with the following schedule:

                      0.50% on the first $2.5 billion of net assets; 0.475% on the next $2.5 billion; and 0.45% on net assets in excess of $5 billion.

      Based on the current asset levels of each Money Market Portfolio, the effective management fee is 0.50%.

The new management agreements were proposed and approved in conjunction with the proposed acquisition (the "Acquisition") by each of the Money Market Portfolios of the assets of Smith Barney Shearson California Money Market Fund and Smith Barney Shearson New York Money Market Fund, respectively. As a result of the Acquisitions, it is expected that the level of assets of each Money
Market Portfolio will substantially  increase. The  new  management fee   would
result  in  the  same  effective management  fee  on each Portfolio's  current
net   assets  and  on  the  assets   expected immediately after the
Acquisitions. However, the management fee payable would be reduced as higher levels of assets are attained.

For the fiscal years ended March 31, 1993, 1994 and 1995, the management fee for each Portfolio was as follows:


Portfolio                1995            1994            1993

National             $ 1,918,961    $ 1,985,609    $ 1,493,308
Limited Term           1,351,567      1,339,152        944,993
California               773,229        823,356        638,950
New York                 373,385        334,878        233,445
New Jersey (a)           301,338        240,296        129,326
Florida (b)              484,744        505,761        311,509
California Money (c)   2,239,712        897,858        772,368
New York Money (d)     1,525,102        293,600        110,008
CA Ltd. Term (e)          --              --             N/A
FL Ltd. Term (f) (g)      12,445          --             N/A
Georgia (h)               --              N/A            N/A
Ohio (i)                  --              N/A            N/A
Pennsylvania (j)          --              N/A            N/A



(a) The Manager waived its management fee with respect to the New Jersey Portfolio's average daily net assets in excess of 0.30% of such Portfolio's average daily net assets for 1993.

(b) The Manager waived its management fee in excess of 0.035% of the Florida Portfolio's average daily net assets for the period April 1, 1992 through January 1, 1993.

(c) The Manager waived its management fee in excess of 0.03% of the California Money Market Portfolio's average daily net assets for the period from April 1, 1994 through March 31, 1995.

(d) The Manager waived its management fee in excess of 0.36% of the New York Money Market Portfolio's average daily net assets for the period from September 17,1992 through March 31, 1993.

(e) The Manager waived its entire management fee with respect to the California Limited Term Portfolio's average daily net assets for the period from April 27, 1993 through March 31, 1994.

(f) The Manager waived its entire management fee with respect to the Florida Limited Term Portfolio's average daily net assets for the period from April 27, 1993 through March 31, 1994.

(g) The Manager waived its management fee in excess of .069% of the Florida Limited Term Portfolio's average daily net assets for the period from April 1, 1994 through March 31, 1995.

(h) The Manager waived its entire management fee with respect to the Georgia Portfolio's average daily net assets for the period from April 4, 1994 through March 31, 1995.

(i) The Manager waived its entire management fee with respect to the Ohio Portfolio's average daily net assets for the period from June 13, 1994 through March 31, 1995.


(j)  The Manager waived its entire management fee   with   respect   to  the
Pennsylvania Portfolio's average daily net assets for the period from April 4, 1994 through March 31, 1995.


The Management Agreements further provide that all other expenses not specifically assumed by the Manager under the Management Agreement on behalf of each portfolio are borne by the Fund. Expenses payable by the Fund include, but are not limited to, all charges of custodians (including sums as custodian and sums for keeping books and for rendering other services to the Fund) and shareholder servicing agents, expenses
of preparing,  printing  and  distributing   all prospectuses,  proxy
material,  reports  and notices  to  shareholders,  all  expenses  of
shareholders'  and Trustees' meeting,  filing fees    and   expenses   relating
to    the registration and qualification of the  Fund's shares  and the Fund
under Federal  or  state securities   laws   and   maintaining    such
registrations  and qualifications  (including the  printing  of  the  Fund's
registration statements),  fees  of  auditors  and   legal counsel,   costs
of  performing   portfolio valuations,    out-of-pocket   expenses    of
Trustees and fees of Trustees who are not "interested persons" as defined in the Act, interest, taxes and governmental fees, a fees and commissions of every kind, expenses, of issue, repurchase or redemption of shares,
insurance   expense,  association  membership dues,  all other costs incident
to the Fund's existence and extraordinary expenses such  as litigation   and
indemnification   expenses.  Direct  expenses  of each  Portfolio  of  the
Fund,  including  but  not  limited  to   the management fee are charged to
that Portfolio, and  general  trust  expenses  are  allocated among the
Portfolios on the basis of relative net  assets.   The  Manager  has
voluntarily agreed to waive its fee with respect to each Portfolio to the extent it is necessary if in any fiscal year the aggregate expenses of the Portfolio, exclusive of taxes, brokerage, interest, payments of distribution fees and extraordinary expenses such as litigation costs, exceed the most restrictive expense limitation imposed by any state in which a Portfolio sells shares, if any.

                                   DISTRIBUTOR

The Fund, on behalf of each Portfolio, has adopted a plan of distribution pursuant to Rule 12b-1 (the "Plan") under the 1940 Act under which a service fee is paid by each class of shares (other than Class Y shares ) of
each   Portfolio  to  Smith  Barney   in connection with shareholder service
expenses. The service fee is equal to 0.15% of the average daily net assets of each class (the service fee payable by the Class A shares of the Money Market Portfolios is 0.10%). With respect to Class B and Class C shares
of each Portfolio,  Smith  Barney  is  also  paid   a distribution  fee,
pursuant  to  a  plan  of distribution adopted by each Portfolio.   See
"Distributor" in each applicable Prospectus.


                                 CUSTODIAN

All portfolio securities and cash owned by the Fund will be held in the custody of PNC Bank, National Association, 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103.


                            INDEPENDENT AUDITORS
KPMG Peat Marwick LLP, 345 Park Avenue, New York, New York 10154, have been selected as independent auditors for the Fund for its fiscal year ending March 31, 1996 to report annually on their audit of the financial
statements   of  the  Fund  and  to perform required reviews of certain filings with  the Commission.

                                  THE FUND

The interest of a shareholder is in the assets and earnings of the Portfolio in which he or she holds shares. The Trustees have authorized the issuance of twenty series of shares, each representing shares in one of twenty separate Portfolios. Pursuant to such authority, the Trustees may also authorize the creation of additional series of shares and additional
classes of share  within  any series.   The investment objectives, policies and
restrictions  applicable  to  additional Portfolios  would  be  established
by   the Trustees  at  the  time such Portfolios  were established  and may
differ  from  those  set forth  in  the  Prospectuses  and  this   the
Statement of Additional Information.  In  the event  of  liquidation or
dissolution  of  a Portfolio  or  of  the  Fund,  shares  of   a Portfolio are
entitled to receive the  assets belonging   to   that   Portfolio    and    a
proportionate  distribution,  based  on   the relative   net   assets  of  the
respective Portfolios,   of  any  general   assets   not belonging  to  any
particular Portfolio  that are available for distribution.

The Declaration of Trust may be amended only by a "majority shareholder vote" as defined therein, except for certain amendments that may be made by the Trustees. The Declaration of Trust and the By-Laws of the Fund are
designed  to  make the Fund similar  in  most respects    to   a
Massachusetts   business corporation.    The   principal   distinction between
the two forms relates to shareholder liability     described     below.
Under Massachusetts law, shareholders of a business trust may, under certain circumstances, be held personally liable as partners for the obligations of the trust, which is not the case with a corporation. The Declaration of
Trust  of the Fund provides that shareholders shall   not   be  subject  to
any   personal liability for the acts or obligations of  the Fund   and  that
every  written  obligation, contract, instrument or undertaking  made  by the
Fund  shall contain a provision  to  the effect   that   the  shareholders
are   not personally liable thereunder.

Special  counsel  for the  Fund  are  of  the opinion  that  no  personal
liability   will attach   to   the  shareholders   under   any undertaking
containing such provision when adequate notice of such provision is given, except possibly in a few jurisdictions. With respect to all types of claims in
the  latter jurisdictions  and  with  respect   to   tort claims,  contract
claims where the  provision referred  to is omitted from the undertaking,
claims   for  taxes  and  certain   statutory liabilities   in   other
jurisdictions,   a shareholder may be held personally liable  to the  extent that claims are not satisfied by the Fund; however, upon payment of any such liability the shareholder will be entitled to reimbursement from the general
assets of  the Fund.   The  Trustees intend to  conduct  the operations  of the
Fund, with the  advice  of counsel, in such a way so as to avoid, as far as
possible,  ultimate  liability  of   the shareholders for liabilities of the
Fund.

The  Declaration  of Trust  further  provides that  no Trustee, officer or
employee of  the Fund   is  liable  to  the  Fund  or   to   a shareholder,
except as such liability may arise from his or its own bad faith, willful misfeasance, gross negligence, or reckless disregard of his or its duties,
nor  is  any Trustee,   officer  or  employee   personally liable  to  any
third persons in  connection with  the  affairs  of  the  Fund.   It  also
provides that all third persons shall look solely to the Fund property or the property of the appropriate Portfolio of the Fund for satisfaction of claims arising in connection with the affairs of the Fund or a particular Portfolio, respectively. With the exceptions stated, the Declaration of
Trust  provides that  a  Trustee,  officer  or  employee   is entitled   to  be
indemnified  against   all liability  in connection with the affairs  of the
Fund.

Other distinctions between a corporation  and a  Massachusetts business trust
include  the fact that business trusts are not required to issue   share
certificates  or  hold  annual meetings of shareholders.

The Fund shall continue without limitation of time   subject  to  the
provisions  in   the Declaration  of Trust concerning  termination of  the
trust or any of the series of the trust by action of the shareholders or by action of the Trustees upon notice to the shareholders.

                VOTING RIGHTS  The Trustees themself have the power to alter the number and the terms of office of the Trustees, and they may at any time lengthen their own terms or make their terms of unlimited
duration  (subject   to   certain removal  procedures) and  appoint  their  own
successors, provided that in accordance with the Act always at least a majority, but in most instances, at least two-thirds of the Trustees
have   been   elected    by    the shareholders of the Fund.  Shares do not
have cumulative voting rights and therefore the holders of more than 50% of the outstanding shares of the Fund may elect all of the Trustees irrespective of the votes of other shareholders. Class A, Class B, Class C and Class Y shares of a Portfolio of the Fund, if any, represent interests in the assets of that Portfolio and have identical voting, dividend, liquidation and other rights on the same terms and conditions, except that each class of shares has exclusive voting rights with respect to provisions of the Fund's Rule 12b-1 distribution plan which pertain to a particular class . For example, a change in investment policy for a Portfolio would
be voted  upon  only  by  shareholders  of   the Portfolio  involved.
Additionally,  approval of each Portfolio's management agreement is a matter
to be determined separately  by  that Portfolio.   Approval of a  proposal  by
the shareholders of one Portfolio is effective as to that Portfolio whether or not enough votes are received from the shareholders of the other
Portfolios to approve the proposal  as to  those  Portfolios. As of June  30,
1995:  William   C.   Lochmoeller  TTEE,   FBO   The Lochmoeller Family Trust
U/A/D 07/29/80, 1270 Mesa   Rd.,  San  Marino,  CA   91108,  owned 11,576.461
(17.269%) of the outstanding Class B  shares  of the California Portfolio;
Joan Barnett,  3917 Alta Mesa Drive, Studio  City, CA   91604, owned 9,537.048
(14.22%)  of  the outstanding Class B shares of the  California Portfolio;
Patricia S. Gonzalez, 204  Upland Court,  Redwood  City  ,  CA   94062,   owned
8,337.641 (12.43%) of the outstanding Class B shares of the California
Portfolio; Janet  C.  Higgins,   Successor  TTEE,  FBO  Donald   R.  Higgins &
Janet C. Higgins Revocable Trust A, U/A/D 6/10/85, 3119 Claridge Way,
Sacramento, CA   95821,  owned 8245.169 (12.30%)  of  the outstanding Class B shares of the California Portfolio; Steven H. Pettit TTEE, FBO The Tina & Tom Pettit Irrevocable Trust DTD 04-13- 95, 4839 Meadow Ridge Road, Santa
Ysabel,  CA 92070,   owned  6,162.150  (9.19%)   of   the outstanding Class B
shares of the  California Portfolio;   Vivian  Gilbert  Strell   Laurie Gilbert
and  Samuel  Gilbert  JTWROS,   7008 Lipmann  Street, San Diego, CA  92212,
owned 3,849.714 (5.74%) of the outstanding Class B shares of the California Portfolio; Mutual Management Corp., C/O Smith Barney, Inc., Attn: Thomas
Reynolds, 388 Greenwich Street, New   York,   NY   10013,  owned  149,766.909
(20.47%) of the outstanding Class A shares of the California Limited Portfolio; Alan D. Levy Abby Jane Levy JTWROS, 910 N. Roxbury, Beverly Hills, CA 90210, owned 74,963.00 (3.33%) of the outstanding Class A shares of the California Limited Portfolio; Jeff Herman & Kara Ann Herman JTWROS,
12021 Doral Street, Northridge,   CA   91326,  owned   16,875.514 (6.83%) of
the outstanding Class C shares  of the California Limited Portfolio;  Robert
L. Smith & Lucille L. Smith TRS, UA DTD 2/18/76, FBO Smith Family Trust, 420 Pebble Beach Place, Fullerton, CA 92635, owned 16,849.115 (6.82%) of the outstanding Class C shares of the California Limited Portfolio; Aloke Bosu, 12070 Telegraph Road, Suite #340, Santa Fe Springs, CA 90670, owned 15,934.412 (6.45%) of the outstanding Class C shares of the California Limited Portfolio; Camilla Schoch Gerald Schoch TTEE, U/A/D 07/06/90,
FBO Melbourne  J Schoch, 41B Niniko Pl, Honolulu, HI   96817, owned 15,815.459
(6.40%) of the outstanding Class C shares of the California Limited Portfolio; Anthony S. Wong & Mandy Tang Wong TTEEs for the AMP Wong
Family Trust,   U/A/D   12/08/89,   1071   Piedmont, Sacramento,  CA   95822;
The E.G.  Rosenblatt Living  TR, E.G. Rosenblatt TTEE, 2295  South Ocean
Blvd.,  Palm Beach, FL   33480,  owned 624,871.770 (7.61%) of the outstanding
Class A shares of the Florida Portfolio; Norman S Jaffe & Ann L Jaffe TTEES, Norman S

Jaffe  & Ann  L  Jaffe Revocable Trust, U/A/D 6/10/90, 5700  North Bay
Road, Miami Beach, FL 33140, owned 16,455.156 (7.72%) of the outstanding Class B shares of the Florida Portfolio; Blanche Kaplan, 6039 Collins Avenue, Apt. 1056, Miami Beach, FL 33140, David S. Light TTEE, FBO David S. Light U/A/D 11/12/90, The David S. Light REV TR, 9406 W Broadview Drive,
Bay  Harbor Isle,  FL   33154,  owned 13,233.408 (6.21%) of the outstanding
Class B shares of the Florida Portfolio; Samuel R. Gardner and Sharon E. Gardner as Trustees Under a Joint Revocable Trust Agreement DTD 12/03/92,
235  Ocean  Way,  Vero  Beach,  FL 32963,   owned  11,140.903  (5.23%)  of
the outstanding  Class B shares  of  the  Florida Portfolio;   Benjamin  S.
Loewenstein   and Eleanor  S. Loewenstein TTEES UDT DTD 2/3/84, 198  Northwest
67th Street #306, Boca  Raton, FL   33487, owned 10,043.103 (6.14%)  of  the
outstanding  Class C shares  of  the  Florida Portfolio;  Sari Galan, 49-14
Skyline  Blvd., Cape   Coral,  FL   33432,  owned   9,960.516 (6.10%) of the
outstanding Class C shares  of the Florida Portfolio; Phyllis L O9Neill, 341
Alexander  Palm Road, Boca Raton, FL   33432, 9,604.000 (5.87%) of the
outstanding Class C shares of the Florida Portfolio; Susan H. Dupuis Trustee, Susan H. Dupuis LIV. REV. TR. DTD 9/26/89, 4100 Bay Point Road,
Miami,  FL 33137,  owned  151,343.096  (7.64%)  of   the outstanding  Class A
shares of the Florida Limited Term Portfolio; Alico Inc., ATTN: Craig Simmons, P.O. Box 338, Labelle, FL 33935, owned 46,013.436 (10.11%) of the outstanding  Class C shares  of  the  Florida Limited  Term  Portfolio;
Rita Green,  Person Rep  Estate  of  Samuel  Auerbach,  11  Islan Avenue,
Apartment  #1112.  Miami  Beach,  FL 33139,   owned  34,243.051  (7.53%)  of
the outstanding Class C shares of the Florida Limited Term Portfolio; Slyvia Pawliger TTEE FBO, Sylvia Pawliger Living TR DTD 11/14/94, 5440 SW 85th Street, Miami, FL 33143, owned 32,237.785 (7.09%), of the outstanding
Class C   shares   of  the  Florida  Limited   Term Portfolio;   Dominick
Amatulli   TTEE,   FBO Dominick  Amatulli U/A/D 01/25/93, 120  Shore Drive,
Rivera  Beach,  FL    33404,   owned 32,194.048 (7.08%) of the outstanding
Class C shares of the Florida Limited Term Portfolio; Gabriel H. Pou and
Guillermina F. Pou,  owned 1265  Mariola Ct., Coral Gables,  FL   33134, owned
23,249.793 (5.11%) of the outstanding Class C shares of the Florida Limited Term Portfolio; Mutual Management Corp., C/O Smith Barney, Inc., ATTN:
Thomas Reynolds, 388 Greenwich Street, New York, NY 10013, owned 62,599.636 (10.62%) of the outstanding Class A shares of the Georgia Portfolio; Jeanne
A.  Sellers,  1 Peachtree Battle #7, Atlanta,  GA 30305,   owned  43,272.325
(7.34%)  of   the outstanding  Class A shares  of  the  Georgia Portfolio; John
H. Bennett Sr., 4846 Salaccoa Road, Waleska, GA 30183, owned 17,449.361 (7.08%) of the outstanding Class B shares of the Georgia Portfolio; Anna M.
Fowlkes, 3750 Peachtree  Road N.E. Apt. #712,  Atlanta,  GA 30319,   owned
12,763.285  (5.18%)  of   the outstanding  Class B shares  of  the  Georgia
Portfolio; Robert B. Quattlebaum, 2201 Azalea Drive, Valdosta, GA 31602, owned 12,727.017 (5.17%) of the outstanding Class B shares of the Georgia
Portfolio; Jeanette  L  Griffis, Rt.1   Box  266,  Fargo,  GA   31631,   owned
12,514.371 (9.12%) of the outstanding Class C shares  of  the Georgia
Portfolio;  Larry  S.  Leake,   4084  Admiral  Drive,  Atlanta,   GA 31631,
owned  12,277.731  (8.95%)  of   the outstanding  Class C shares  of  the
Georgia Portfolio; Thomas A. Collentine MD and Judith W. Collentine JTWROS, 1841 Lakehurst Court, Smyrna, GA 30080, owned 9,035.359 shares of the
outstanding Class C shares of the Georgia Portfolio;  Ben  W. Andrew   Hope  P.
Andrew JTWROS,  3110  Nottaway Ct. NE,  Atlanta,  GA 30341,   owned  7,692.617
(5.61%)   of   the outstanding  Class C shares  of  the  Georgia Portfolio;
Kurt  F.  Wilkening,  243   Robin Drive,  Sarasota, FL  34236, owned 30,965.592
(100%) of the outstanding Class Y shares of the Limited Term Portfolio; James R. Scheele P.O. Box 2477, Williston, ND 58802, owned 181,280.770 (32.67%) of the outstanding Class B shares of the National Portfolio; Joseph
Mayson,  6615  Glenridge Drive,  Atlanta,  GA 30328,   owned  29,995.027
(5.41%)  of   the outstanding  Class B shares of  the  National Portfolio;
Raymond P. Kane, 1 North Court, Port Washington, NY 11050, owned 28,835.323 (5.20%) shares of the outstanding Class B shares of the National
Portfolio;  Mr.  Abe Simon,  191  Cokesbury  Road,  PO  Box   404, Lebanon,  NJ
08833, owned 7,539.079 (5.93%) of the outstanding Class B shares of the New Jersey Portfolio; Carleton N. Rowe Margaret T. Rowe JTWROS, 206 Lenape Trail,
Wenonah, NJ 08090,   owned  19,339.416  (7.53%)  of   the outstanding Class C
shares of the New  Jersey Portfolio; Merel Julia and Martin Leaf, TTEES UAD

2/3/89 Raul Julia Insurance Trust, C/O Faden & Co., 605 3rd Ave. 11th flr., New York, NY 10158, owned 20,599.007 (5.54%) of the outstanding Class
B shares  of  the  New York  Portfolio; SBS Ohio Muni    C/O  Dahlia McQueen,
Treasury Admin, 388 Greenwich Street 39th   Flr.,  New  York,  NY   10013,
owned 62,761.584 (26.04%) of the outstanding  Class A  shares  of  the  Ohio
Portfolio;  John  B.  Roderer,  7540 Peters Pk, Dayton, OH   45414, owned
10,669.983 (5.11%) of the  outstanding Class B shares of the Ohio Portfolio;
Plaford E.  Meredith, 5063 Waterloo Rd., Atwater,  OH 44201,   owned  8,318.847
(14.33%)  of   the outstanding  Class  C  shares  of  the   Ohio Portfolio;
James A Wilkirson and Carolyn  G.  Wilkirson JTWROS, 2400 Wimbledon Park
Blvd., Toledo, OH 43617, owned 5,185.043 (8.93%) of the outstanding Class C shares of the Ohio Portfolio; Sandhya R. Nuthakki, Municipal Bond
Account, 4625 Schrubb Dr., Kettering, OH 45429,   owned  4,425.086  (7.62%)
of   the outstanding  Class  C  shares  of  the   Ohio Portfolio; Nancy L.
Schardt, 1648 West Alex- Bell Rd, Dayton, OH 45459, owned 3,582.396 (6.17%) of the outstanding Class C shares of the Ohio Portfolio; James J. Broussard,
530 Derwyn  Rd.,  Drexel Hill, PA   19026,  owned 102,939.291 (14.69%) of the
outstanding Class A   shares  of  the  Pennsylvania  Portfolio; Murray  L.
Katz and Harriet L. Katz  JTWROS, 1130   Countryside  Drive,   Harrisburg,   PA
17110,  owned  86,904.114  (12.41%)  of   the outstanding   Class   A   shares
of    the Pennsylvania  Portfolio;  Carol  L   Shields, Idlewild  Farm,  617
Williamson  Road,  Bryn Mawr, PA  19010, owned 50,793.026 (7.25%)  of the
outstanding  Class  A  shares  of   the Pennsylvania Portfolio; Nand Todi and
Shashi Todi TTEES Todi Living Trust U/A/D 12/10/93, FBO Nand K. Todi & Shashi P. Todi, 424 Gwynedd Valley Drive, Gwynedd Valley, PA 19437,
owned  43,463.633  (6.20%)  of   the outstanding   Class   A   shares    of
the Pennsylvania Portfolio.

                                      FINANCIAL STATEMENTS

The    following   information   is    hereby incorporated by reference to the
Fund's March 31, 1995 Annual Reports to Shareholders:

                                          Page(s) in:

                                                              Annual Report
                                   Annual Report               of Limited
                                    of National                   Term
                                     Portfolio                  Portfolio

Schedules of Investments                7 - 23                   7 - 20
Statements of Assets and Liabilities      26                       22
Statements of Operations                  27                       23
Statements of Changes in Net Assets       28                       24
Notes to Financial Statements           29-32                   25 - 27
Financial Highlights (for a share
of each series of beneficial interest
outstanding throughout each year)      33-34                    28 - 29
Independent Auditors' Report             35                       30


                                                 Page(s) in:


                                                             Annual Report
                                   Annual Report             of California,
                                  of Florida &              CA Limited Term,
                               Florida Limited Term         CA Money Market
                                     Portfolios                Portfolios

Schedules of Investments                10 - 19                  12 - 30
Statements of Assets and Liabilities       21                       33
Statements of Operations                   22                       34
Statements of Changes in Net Assets        23                     35 - 36
Notes to Financial Statements           24 - 27                   37 - 42
Financial Highlights (for a share
of each series of beneficial interest
outstanding throughout each year)       28-31                     43 - 46
Independent Auditor's Report              32                      47 - 48


                                                    Page(s) in:


                                                                 Annual Report
                                                                    of NY &
                                       Annual Report                New York
                                      of New Jersey               Money Market
                                         Portfolio                 Portfolios

Schedules of Investments                   7 - 11                   8 - 18
Statements of Assets and Liabilities         14                       21
Statements of Operations                     15                       22
Statements of Changes in Net Assets          16                       23
Notes to Financial Statements              17 - 20                  24 - 27
Financial Highlights (for a share
of each series of beneficial interest
outstanding throughout each year)          21 - 22                  28 - 30
Independent Auditors' Report                  23                       31


                                          Page(s) in:


                                        Annual Report
                                      of Ohio, Georgia
                                        & Pennsylvania
                                          Portfolios

Schedules of Investments                    11-18
Statements of Assets and Liabilities          21
Statements of Operations                      22
Statements of Changes in Net Assets           23
Notes to Financial Statements              24 - 28
Financial Highlights (for a share
of each series of beneficial
interest outstanding throughout
each year)                                  29 - 31
Independent Auditor's Report                  32



                                APPENDIX A

          RATINGS OF MUNICIPAL BONDS, NOTES AND COMMERCIAL PAPER


           Description of Four Highest Municipal Bond Ratings

Moody's Investors Service, Inc. ("Moody's"):

Aaa - Bonds that are rated Aaa are judged  to be  of  the  best  quality.  They
carry  the smallest  degree of investment risk  and  are generally   referred
to  as   "gilt   edge." Interest payments are protected by a large or by   an
exceptionally  stable  margin   and principal  is  secure.   While  the
various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa - Bonds that are rated Aa are judged to be of high quality by all standards. Together with the Aaa group, they comprise what are generally
known as high grade  bonds.   They are  rated lower than the best bonds
because margins of protection may not be as large  as in   Aaa   securities
or   fluctuation   of protective   elements  may  be   of   greater amplitude
or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A - Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa - Bonds that are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.


Standard & Poor's Corporation ("S&P"):

AAA - Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

AA - Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only in small degree.

A - Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of
changes  in  circumstances   and economic conditions than debt in higher rated
categories.

BBB  -  Debt rated BBB is regarded as  having adequate  capacity to pay
interest and  repay principal.   Whereas  it  normally   exhibits adequate
protection   parameters,   adverse economic conditions or changing
circumstances are   more  likely  to  lead  to  a  weakened capacity  to pay
interest and repay principal for debt in this category than in higher rated categories.

  Description of State and Local Government Municipal Note Ratings

Notes are assigned distinct rating symbols in recognition of the differences between short- term credit risk and long-term risk. Factors affecting the liquidity of the borrower and short-term cyclical elements are critical in short-term ratings, while other factors of major importance in bond risk, long-term secular trends for example, may be less important over the short run.


Moody's Investors Service, Inc.:

Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG). A short-term rating may also be assigned on an issue having a demand feature -- a variable rate demand
obligation.   Such  ratings  will  be designated  as VMIG.  Short-term  ratings
on issues     with    demand    features     are differentiated by the use of
the VMIG  symbol to  reflect  such characteristics as  payment upon   periodic
demand  rather  than   fixed maturity   dates  and  payment   relying   on
external liquidity. Additionally, investors should be alert to the fact that the source of payment may be limited to the external liquidity with no or limited legal recourse to the issuer in the event the demand is not met. Symbols used are as follows:

MIG/VMIG  1  - Loans bearing this designation are  of  the  best  quality, enjoying  strong protection  from established  cash  flows  of funds,
superior   liquidity   support    or demonstrated broad-based access to the
market for refinancing.

MIG 2/VMIG 2 - Loans bearing this designation are   of   high  quality,  with
margins   of protection ample although not so large as  in the preceding group.


Standard & Poor's Corporation:

SP-1 - Very strong or strong capacity to  pay principal  interest.  Those
issues determined to      possess      overwhelming      safety characteristics
will be  given  a  plus  (+) designation.

SP-2 - Satisfactory capacity to pay principal and interest.


   Description of Highest Commercial Paper Ratings

Moody's Investors Service, Inc.:

Prime-1  -  Issuers  (or  related  supporting institutions) rated Prime-1 have
a  superior capacity    for   repayment   of   short-term promissory
obligations.   Prime-1  repayment capacity  will normally be evidenced  by  the
following  characteristics:   leading  market positions   in  well-established
industries; high rates of return on funds employed; conservative capitalization structures with moderate reliance on debt and ample asset
protection;   broad   margins   in   earnings coverage of fixed financial
charges and  high internal    cash   generation;   and    well- established
access to a range of financial markets and assured sources of alternate liquidity.

Standard & Poor's Corporation:

A-1  -  This designation indicates  that  the degree of safety regarding timely
payment  is either  overwhelming or very  strong.   Those issues  determined
to possess overwhelming safety characteristics are denoted with a plus (+) sign designation.

                                APPENDIX B


The  following information is  a  summary  of special    factors    affecting
California Municipal  Obligations.  It does not  purport to  be a complete
description and is based on information   from  statements  relating   to
securities offerings of California issuers.

 Additional  Discussion  of  Special   Factors Relating to California
Municipal Obligations


      California's economy is the largest among the 50 states. The State's January 1, 1992 population of 31 million represented approximately 12.0%
of  the  total   United States  population.   Total  employment   was about  14
million, the majority of which  was in   the  service,  trade  and
manufacturing sectors.

      Since the start of the 1990-91 fiscal year, the State has faced the worst economic, fiscal and budget conditions since the 1930s. Construction,
manufacturing    (especially aerospace),  and  financial  services,  among
others, have all been severely affected. Job losses have been the worst of any post-war recession and have continued through the end of 1993. Employment levels are expected to stabilize before net employment starts to increase and pre-recession job levels are not expected  to  be  reached  for
several  more years.   Unemployment is expected  to  remain above 9% through
1994.

      The  recession  has seriously  affected State  tax  revenues, which
basically  mirror economic  conditions.   It  has  also  caused increased
expenditures for health and welfare programs.   The  State  is  also   facing
a structural imbalance in its budget with the largest programs supported by the General Fund--K-14 education (kindergarten through community
college),  health,  welfare   and corrections--growing at  rates  significantly
higher   than  the  growth  rates   for   the principal  revenue  sources  of
the  General Fund.   As  a  result, the  State  entered  a period  of  chronic
budget  imbalance,  with expenditures exceeding revenues for  four  of the
last   five  fiscal  years.    Revenues declined  in 1990-91 over 1989-90, the
first time since the 1930s.  By June 30, 1993,  the State's   General  Fund
had  an  accumulated deficit,  on a budget basis, of approximately $2.8
billion.   (Special Funds  account  for revenues   obtained  from  specific
revenue sources, and which are legally restricted  to expenditures  for
specific  purposes.)   The 1993-94  Budget  Act incorporated  a  Deficit
Reduction Plan to repay this deficit over two years.    The  original  budget
for  1993-94 reflected     revenues     which     exceeded expenditures by a
approximately $2.8 billion. As a result of continuing recession, the excess of revenues over expenditures for the fiscal year is now expected to be only about $500 million. Thus, the accumulated budget deficit at June 30, 1994 is now estimated by the Department of Finance to be approximately $2 billion, and the deficit will not be retired by June 30, 1995 as
planned.   The accumulated  budget deficits  over  the  past several years, together with expenditures for school funding which have not been reflected in the budget, and the reduction of available internal borrowable funds, have
combined  to significantly  depleted  the   State's   cash resources  to  pay
as ongoing  expenses.   In order  to meet its cash needs, the State  has had to
rely for several years on a series  of external   borrowings,  including
borrowings past the end of a fiscal year.

     The State's tax revenue clearly reflects sharp declines in employment, income and retail sales on a scale not seen in over 50 years. The May 1994
revision to the  1994-95 Governor's   Budget  (the  "May   Revision"), released
May 20, 1994, assumes that the State will   start   recovery   from
recessionary conditions in 1994, with a modest upturn beginning in 1994 and continuing into 1995, a year later than predicted in the May 1993 Department of Finance economic projection. Pre-recession job levels are not expected to be reached until 1997.

      However, there is growing evidence that California is showing signs of an economic turnaround, and the May Revision is revised upward from the Governor's January Budget forecast. Since the Governor's January Budget forecast, 1993 non-farm employment has been revised upward by 31,000 jobs.
Employment  in the   early   months  of   1994   has   shown encouraging  signs
of growth, several months sooner than was contemplated in the January Budget forecast. Between December 1993 and April 1994, payrolls are up by 50,000 jobs.

      On  January  17,  1994  the  Northridge earthquake, measuring an
estimated 6.8 on the Richter    Scale,   struck    Los    Angeles.  Significant
property damage to private and public facilities occurred in a four-county area including northern Los Angeles County, Ventura County, and parts of Orange and San Bernadino Counties, which were declared as State and
federal disaster areas by  January 18.   Current  estimates  of  total
property damage (private and public) are in the range of $20 billion or more, but these estimates are still subject to change.

      Despite such damage, on the whole, the vast majority of structures in the areas, including large manufacturing and commercial buildings and all modern high-rise offices, survived the earthquake with minimal or no
damage,  validating the cumulative effect  of strict    building   codes    and
thorough preparation for such emergency by  the  State and local agencies.

       Damage   to   State-owned   facilities included    transportation
corridors    and facilities such as Interstate Highways 5  and 10  and State
Highways 14, 118 and 210.  Most of  the major highways (Interstates 5 and 10)
have   now  been  reopened.  The  campus   at California State University
Northridge  (very near  the  epicenter) suffered  an  estimated $350   million
damage,  resulting   in   the temporary closure of the campus. lt  reopened
using borrowed facilities elsewhere and many temporary structures. There was also some damage to the University of California at Los Angeles and to the
Van Nuys  State  Office Building   (now   open  after   a   temporary closure).
Overall, except for the temporary road and bridge closures, and CSU-Northridge, the earthquake did not and is not expected to significantly
affect   State    government operations.

       The State in conjunction with the federal government is committed to providing assistance to local governments, individuals and businesses suffering damage as a result of the earthquake, as well as to provide for the
repair  and replacement of  State  owned facilities.   The  federal
government   has provided  substantial earthquake  assistance.  The   President
immediately  allocated  some available  disaster funds, and  Congress  has
approved additional funds for a total of $9.5 billion   of  federal  funds  for
earthquake relief,  including assistance  to  homeowners and small businesses,
and costs for repair of damaged   public  facilities.   lt   is   now estimated
that the overall effect of the earthquake on the regional and State economy will not be serious. The earthquake may have dampened economic activity briefly during late January and February, but the rebuilding efforts are now adding a small measure of stimulus.

      Sectors  which are now contributing  to California's  recovery  include
construction and   related  manufacturing,  wholesale  and retail   trade,
transportation and several service industries such as amusements and recreation, business services and management consulting. Electronics is showing modest growth and the rate of decline in aerospace manufacturing is slowly diminishing. These trends are expected to continue, and by next year,
most  of  the  restructuring  in   the finance  and utilities industries
should  be nearly  completed.  As  a  result  of   these factors, average 1994
non-farm employment  is now forecast to maintain

1993 levels compared to a projected 0.6% decline in the Governor's January Budget forecast. 1995 employment is expected to be up 1.6% compared to 0.7% in the January Budget forecast.

      The Northridge earthquake resulted in a downward  revision  of this
year's  personal income   growth from  4%  in  the  Governor's January  Budget
forecast to  3.6%.  However, this  decline is more than explained  by  the $5.5
billion  charge  against  rental   and proprietor's income---equal to 0.8% of
total income reflecting uninsured damage  from  the quake.   Next   year,
without  the   quake's effects,  income is projected  to  grow  6.1% compared to 5% projected in the January Budget forecast. Without the quake's effects, income was little changed in the May Revision compared to the January Budget forecast.

     The housing forecast remains essentially unchanged from the January Budget forecast. Although existing sales have strengthened and subdivision surveys indicated increased new home sales, building permits are up only
slightly  from  recession  lows.  Gains   are expected  in  the  months ahead,
but  higher mortgage  interest  rates  will  dampen   the upturn.
Essentially,    the    Northridge earthquake adds a few thousand housing  units
to the forecast, but this effect is offset by higher interest rates.

      Interest rates represent one of several downside risks to the forecast. The rise in interest rates has occurred more rapidly than contemplated in the Governor's January Budget forecast. In addition to affecting housing, higher
rates   may  also  dampen   consumer spending,   given  the  high  percentage
of California homeowners with adjustable-rate mortgages. The May Revision forecast includes a further rise in the Federal Funds rate to nearly 5% by the beginning of 1995. Should rates rise more steeply, housing and consumer spending would be adversely affected.

       The   unemployment  upturn  is   still tenuous.     The    Employment
Development Department revised down February's employment gain   and  March
was revised to a small decline. Unemployment rates in California have been volatile since January, ranging from 10.1% to a low of 8.6%, with July's figure at 9%. The small sample size coupled with changes made to the survey instrument in January contributed to this volatility.

1993-94 Budget

      The  Governor's Budget,  introduced  on January   8,  1993,  proposed
General   Fund expenditures of $37.3 billion, with projected revenues  of
$39.9 billion. To balance the budget in the face of declining revenues, the Governor proposed a series of revenue shifts from local government, reliance
on increased federal   aid,   and  reductions   in   State spending.

      The May Revision of the Governor's budget, released on May 20,1993, projected the State would have an accumulated deficit of about $2.75 billion by June 30,1993, essentially unchanged from the prior
year.  The   Governor  proposed  to  eliminate  this deficit  over  an
18-month  period.   Unlike previous years, the Governor's Budget and May
Revision did not calculate a "gap" to be closed, but rather set forth revenue and expenditure forecasts and proposals designed to produce a balanced budget.

     The 1993-94 Budget Act was signed by the Governor   on  June  30,  1993,
along   with implementing legislation. The Governor vetoed about $71 million in spending. With enactment of the Budget Act, the State carried out its regular cash flow borrowing program for the fiscal year with the issuance of $ billion of revenue anticipation notes maturing June 28, 1994.

     The 1993-94 Budget Act was predicated on revenue  and  transfer  estimates
of   $40.6 billion, $400 million below 1992-93 (and  the second  consecutive year of actual decline). The principal reasons for declining revenue were the continued weak economy and the expiration (or repeal) of three fiscal
steps taken  in  1991 a  half cent temporary  sales tax,    a   deferral   -of
operating   loss carryforwards, and repeal by initiative of  a sales tax on candy and snack foods.

      The 1993-94 Budget Act also assumed Special Fund revenues of $11.9 billion, an increase of 2.9% over 1992-93. The 1993-94 Budget Act included General Fund expenditures of $38.5 billion (a 6.3% reduction from
projected  1992-93  expenditures   of   $41.1 billion), in order to keep a
balanced budget within the available revenues. The Budget also included Special Fund expenditures of $12.1 billion, a 4.2% increase. The Budget Act
reflected    the    following    major adjustments:

           1.    Changes in local  government financing  to  shift about  $2.6
billion  in property taxes from cities, counties, special districts   and
redevelopment  agencies   to school  and community college districts.  The
property tax losses for cities and counties were offset in part by additional sales tax revenues and relief from some state mandated programs. Litigation by local governments challenging this shift has so far been unsuccessful. In November 1993 the voters approved the permanent extension of the 0.5% sales tax for local public safety purposes.

           2. The Budget projected K-12 Proposition 98 funding on a cash basis at the same per-pupil level as 1992-93 by-providing schools a $609 million loan payable from future years' Proposition 98 funds.

           3.   The Budget assumed receipt of $692  million  in aid to the
State  from  the federal  government  to  offset  health   and welfare   costs
associated   with   foreign immigrants  living in the State.  About  $411
million of this amount was one-time funding. Congress ultimately appropriated only $450 million.

           4.   Reductions of $600 million in health and welfare programs.

           5. A 2-year suspension of the renters' tax credit ($390 million expenditure reduction in 1993-94).

           6. Miscellaneous one-time items, including deferral of payment to the Public Employees Retirement Fund ($339 million) and a change in accounting for debt service from accrual to cash basis, saving $107 million.

     Administration reports during the course of the 1993-94 fiscal year have indicated that, although economic recovery appears to have started in
the second half of the fiscal year,   recessionary   conditions   continued
longer  than  had been anticipated  when  the 1993-94  Budget  Act  was
adopted.  Overall, revenues  for  the 1993-94 fiscal  year  were about   $800
million  lower  than   original projections, and expenditures were about $780
million higher, primarily because of higher health and welfare caseloads, lower property taxes, which require greater State support for K-14 education to make up the shortfall, and lower than anticipated federal government payments for immigration-related costs. The most recent reports, however, in May and June 1994, indicated that revenues in the second half of the 1993-94 fiscal year have been very close to the projections made in the Governor's Budget of January 10, 1994, which is consistent with a slow turnaround in the economy.

      During  the  1993-94 fiscal  year,  the State implemented the Deficit
Reduction Plan, which  was a part of the 1993-94 Budget  Act, by    issuing
$1.2   billion   of   revenue anticipation   warrants  in  February   1994,
maturing December 21, 1994. This borrowing reduced the cash deficit at the end of the 1993-94 fiscal year. Nevertheless, because of the $1.5 billion variance from the original Budget Act assumption, the General Fund ended the
fiscal  year at June 30,  1994  carrying forward    an    accumulated
deficit    of approximately  $2  billion.  Because  of  the revenue  shortfall
and the  State's  reduced internal   borrowing   cash   resources,   in
addition to the $1-2 billion of revenue anticipation warrants issued as part of the Deficit Reduction Plan, the State issued an additional $2 billion of revenue anticipation warrants, maturing July 26,1994. which were needed to fund the State's obligations and expenses through the end of the 1993-94 fiscal year.

1994-95 Budget

      The 1994-95 fiscal year represents the fourth consecutive year the Governor and Legislature were faced with a very difficult budget environment
to  produce  a  balanced budget.   Many  program  cuts  and  budgetary
adjustments have already been made in the last three years. The Governor's May Revision to his Budget proposal recognized that the accumulated deficit could not be  repaid  in one  year,  and proposed a two-year solution.  The
May  Revision  sets  forth  revenue  and expenditure   forecasts   and
revenue   and expenditure   proposals   which   result   in operating surpluses
for the budget  for  both 1994-95   and  1995-96,  and  lead   to   the
elimination   of  the  accumulated   deficit, estimated  at about $2 billion
at  June  30, 1994 by  June 30, 1996.

      The 1994-95 Budget Act, signed by the Governor on July 8, 1994, projects revenues and transfers of $41.9 billion, about $2.1 billion higher than revenues in 1993-94. This reflects the Administration's forecast of an
improved  economy.  Also  included  in   this figure is the projected receipt
of about $360 million   from  the  Federal  Government   to reimburse   the
State  for   the   cost   of incarcerating  undocumented  immigrants.  The
State will not know how much the Federal Government will actually provide until the Federal fiscal year 1995 Budget is completed, which is expected to be by October 1994. The Legislature took no action on a proposal in the Governor s January Budget to undertake expansion of the transfer of certain
programs to    counties,   which   would   also   have transferred  to counties
0.5%  of  the  State current  sales tax. The Budget  Act  projects Special
Fund  revenues of $12.1  billion,  a decrease   of  2.4%  from  1993-94
estimated levels.

      The 1994-95 Budget Act projects General Fund   expenditures  of  $40.9
billion,   an increase  of  $1.6 billion over 1993-94.  The Budget   Act   also
projects  Special   Fund expenditures   of  $13.7  billion,   a   5.4% increase
over 1993-94 estimated expenditures. The principal features of the Budget Act were the following:

           1. Receipt of additional federal aid in 1994-95 of about $400 million for costs of refugee assistance and medical care for undocumented aliens, thereby offsetting a similar General Fund cost. The State will not know how much of these funds it will receive until the Federal fiscal year 1994 Budget is passed.

           2. Reductions of approximately $l.l billion in health and welfare programs.

           3.    A  General Fund increase  of approximately $38 million in
support for  the University of California and $65 million  for the   California
State  University.  It   is anticipated  that student fees for  the  U.C.  and
the C.S.U will increase up to 10%.

           4. Proposition 98 funding for K-14 schools is increased by $526 million from the 1993-94 levels, representing an increase for enrollment growth and inflation. Consistent with previous budget agreements, Proposition 98 funding provides approximately $4,217 per student for K-12 schools, equal to the level in the past three years.

           5.    Legislation enacted with the Budget Act clarifies laws passed
in 1992  and 1993   requiring  counties  and  other  local agencies  to
transfer funds to local  school districts, thereby reducing State  aid.  Some
counties  had implemented programs  providing less   moneys  to  schools  if
there   were redevelopment    agencies    projects.    The legislation bans
this method of transfers.

            6.     The  Budget  Act  provides funding for anticipated growth in
the State's prison     inmate    population,    including provisions     for
implementing     recent legislation  (the so-called  "Three  Strikes" law)
which requires mandatory life sentences for certain third-time felony offenders.

           7.   Additional miscellaneous cuts ($500   million)  and  fund
transfers  ($255 million)    totaling   in    the    aggregate approximately
$755 million.

      The 1994-95 Budget Act contains no tax increases. Under legislation enacted for the 1993-94 Budget, the renters' tax credit was suspended for
1993  and  1994.   A   ballot proposition   to  permanently   restore   the
renters' credit after this year failed at the June 1994 election. The Legislature enacted a further one-year suspension of the renters' tax credit, saving about $390 million in the 1995-96 fiscal year. The 1994-95 Budget assumes that the State will use a cash flow borrowing program in 1994-95 which combines one-year notes and warrants. Issuance of the warrants
allows the State to defer repayment of    approximately   $1   billion   of
its accumulated  budget deficit into the  1995-96 fiscal year.

      THE FOREGOING DISCUSSION OF THE 1993-94 AND 1994-1995 FISCAL YEAR BUDGETS IS BASED IN LARGE PART ON STATEMENTS MADE IN A RECENT "PRELIMINARY OFFICIAL
STATEMENT"  DISTRIBUTED BY   THE   STATE  OF  CALIFORNIA.   IN   THAT DOCUMENT,
THE  STATE  INDICATED   THAT   ITS DISCUSSION OF THE 1994-95 FISCAL YEAR
BUDGET WAS  BASED  ON  ESTIMATES AND PROJECTIONS  OF REVENUES  AND
EXPENDITURES FOR THE CURRENT FISCAL YEAR AND MUST NOT BE CONSTRUED AS STATEMENTS OF FACT. THE STATE NOTED FURTHER THAT THE ESTIMATES AND
PROJECTIONS ARE BASED UPON   VARIOUS  ASSUMPTIONS  WHICH   MAY   BE AFFECTED
BY  NUMEROUS  FACTORS,   INCLUDING FUTURE  ECONOMIC CONDITIONS IN THE STATE
AND THE   NATION,  AND  THAT  THERE  CAN  BE   NO ASSURANCE   THAT   THE
ESTIMATES   WILL   BE ACHIEVED.

      The  State  is  subject  to  an  annual appropriations limit imposed by
Article  XIII B    of    the   State   Constitution    (the "Appropriations
Limit"), and  is  prohibited from  spending  "appropriations  subject   to
limitation"  in  excess of the Appropriations Limit.  Article XIIIB, originally
adopted  in 1979,    was   modified   substantially    by Propositions  98 and
111 in  1988  and  1990, respectively.   "Appropriations  subject   to
limitation"  are  authorizations   to   spend "proceeds  of  taxes", which
consist  of  tax revenues  and certain other funds,  including proceeds   from
regulatory  licenses,   user charges or other fees to the extent that such
proceeds  exceed  the  reasonable   cost   of providing the regulation, product
or service. The Appropriations Limit is based on the limit for the prior year, adjusted annually for certain changes, and is tested over consecutive two-year periods. Any excess of the aggregate proceeds of taxes
received over such   two-year  period  above  the  combined Appropriation
Limits for those two years is divided equally between transfers to K-14 districts and refunds to taxpayers.

      Exempted from the Appropriations  Limit are  debt  service  costs of
certain  bonds, court  or  federally  mandated  costs,   and, pursuant   to
Proposition  111,   qualified capital outlay projects and appropriations or
revenues   derived  from  any   increase   in gasoline taxes and motor vehicle
weight  fees above  January 1, 1990 levels.   Some  recent initiatives were
structured to create new tax revenues  dedicated  to  specific  uses   and
expressly  exempted from  the  Article  XIIIB limits.    The Appropriations
Limit may also be exceeded in cases of emergency arising from civil disturbance or natural disaster declared by the Governor and approved by two-
thirds   of  the  Legislature.   If  not   so declared  and  approved,  the
Appropriations Limit for the next three years must be reduced by the amount of the excess.

     Article XIIIB, as amended by Proposition 98 on November 8, 1988, also establishes a minimum level of state funding for school and community college districts and requires that excess revenues up to a certain limit be
transferred to schools and community  college districts   instead  of
returned   to   the taxpayers.   Determination  of  the   minimum level  of
funding is based on several  tests set  forth in Proposition 98.  During
fiscal year   1991-92  revenues  were  smaller  than expected, thus reducing the payment owed to schools in 1991-92 under alternate "test" provisions. In response to the changing revenue situation, and to fully fund the Proposition 98 guarantee in the 1991-92 and 1992-93 fiscal years without exceeding it, the Legislature enacted legislation to reduce 1991-92 appropriations. The amount budgeted to schools but which exceeded the
reduced appropriation   was   treated   as   a   non- Proposition  98
short-term loan in 1991-92. As part of the 1992-93 Budget, $1.1 billion of the amount budgeted to K-14 schools was designated to "repay" the prior
year  loan, thereby  reducing cash outlays in 1992-93  by that  amount.   To
maintain per-average daily attendance   ("ADA")  funding,  the   1992-93 Budget
included loans of $732 million to K-12 schools   and   $241  million  to
community colleges,   to   be   repaid   from    future Proposition  98
entitlements.   The  1993-94 Budget  also  provided  new  loans  of   $609
million to K-12 schools and $178 million to community colleges to maintain ADA funding. These loans have been combined with the 1992- 93 fiscal year loans into one loan of $1.760 billion, to be repaid from future years' Proposition 98 entitlements, and conditioned upon maintaining current funding
levels  per pupil  at K-12 schools.  A Sacramento  County Superior   Court   in
California   Teachers' Association,  et al. v. Gould,  et  al.,  has ruled that the 1992-93 loans to  K-12 schools and  community  colleges violate
Proposition 98. The impact of the court's ruling on the State budget and funding for schools is unclear and will remain unclear until the Court's written ruling, which is currently being prepared, is issued.

      The 1994-95 Budget Act has appropriated $14.4 billion of Proposition 98 funds for K- 14 schools, exceeding the minimum Proposition 98 guaranty by $8 million to maintain K-12 funds per pupil at $4,217. Based upon State revenues, growth rates and inflation factors, the 1994-95 Budget Act appropriations an additional $286 million within Proposition 908 for the 1993-94 fiscal year to reflect a need in appropriations for school district
and  county officers of education, as well as an    anticipated   deficiency
in   special education funding.

      Because of the complexities of  Article XIIIB,    the   ambiguities   and
possible inconsistencies    in    its    terms,    the applicability    of
its   exceptions    and exemptions    and   the   impossibility    of
predicting future appropriations, the Sponsor cannot predict the impact of this or related legislation on the Bonds in the California Trust
Portfolio.    Other   Constitutional amendments  affecting state and  local
taxes and appropriations have been proposed from time to time. If any such initiatives are adopted, the State could be pressured to provide additional financial assistance to local governments or appropriate revenues as mandated by such initiatives. Propositions such as Proposition 98 and others that may be adopted in the future, may place increasing pressure on
the State's budget over  future years,    potentially   reducing    resources
available    for   other   State    programs, especially  to  the extent the

Article  XIIIB spending  limit  would restrain  the  State's ability  to  fund
such  other  programs   by raising taxes.

      As  of July 1, 1994, the State had over $18.34   billion  aggregate
amount  of   its general    obligation   bonds    outstanding.  General
obligation bond authorizations in the aggregate   amount  of  approximately
$5.16 billion remained unissued as of July 1, 1994. The State also builds and acquires capital facilities through the use of lease purchase borrowing.
As of June 30, 1994,  the  State had    approximately   $5.09    billion    of
outstanding Lease-Purchase Debt.

      In  addition to the general  obligation bonds,  State  agencies and
authorities  had approximately   $21.87   billion    aggregate principal
amount of revenue bonds and  notes outstanding  as of March 31,  1993.
Revenue bonds represent both obligations payable from State   revenue-producing
enterprises   and projects,  which  are not  payable  from  the General Fund, and conduit obligations payable only  from revenues paid by private users  of
facilities  financed by such  revenue  bonds.  Such   enterprises   and
projects   include transportation projects, various public works and exposition projects, education facilities (including  the  California State  University
and   University   of  California   systems), housing   health  facilities  and
pollution control facilities.

      The State is a party to numerous legal proceedings, many of which normally occur in governmental operations. In addition, the State is involved in certain other legal proceedings that, if decided against
the State,  might  require  the  State  to   make significant  future
expenditures or impair future revenue sources. Examples of such cases include challenges to the State's method of taxation of certain businesses, challenges to certain vehicle license fees, and challenges to the State's use of Public Employee Retirement System funds to offset future State and local pension contributions. Other cases which could significantly impact revenue or expenditures involve reimbursement to school districts for
voluntary  school desegregation   and  state  mandated   costs, challenges to
Medi-Cal eligibility,  recovery for  flood  damages, and liability for  toxic
waste  cleanup.   Because of the  prospective nature  of  these  proceedings,
it  is   not presently possible to predict the outcome  of such  litigation  or estimate the potential impact on the ability of the State to pay debt service on its obligations.

      On  June  20,  1994, the United  States Supreme   Court,  in  two
companion   cases, upheld  the  validity of  California's  prior method  of taxing multinational corporations under a "unitary" method of accounting for their worldwide earnings, thus avoiding tax refunds of approximately $1.55
billion by the State,  and  enabling the State  to   collect $620   million
in   previous   assessments.  Barclays  Bank PLC  v. Franchise  Tax   Board
concerning foreign corporations, and Colgate- Palmolive   v. Franchise Tax
Board  concerned domestic corporations.

                               Ratings

       On July 15, 1994, Standard Poor's Corporation ("Standard & Poor's"), Moody's Investors Service, Inc. ("Moody's"),and Fitch Investors
Service,   Inc.   ("Fitch")   all downgraded   their  ratings  of  California's
general obligation bonds. These bonds are usually sold in 20- to 30-year increments and used to finance the construction of schools, prisons,
water systems  and  other projects.    The  ratings  were  reduced   by
Standard  &  Poor's  from "A+"  to   "A",  by Moody's from "Aa" to  "A1", and
by Fitch from "AA"  to   "A".  Since 1991,  when it  had  a "AAA"  rating,  the
State's rating  has  been downgraded  three times by all three  ratings
agencies.  All three agencies cite the  1994- 95    Budget    Act's
dependence    on    a "questionable" federal bailout to pay for the cost  of
illegal immigrants, the Propositions 98  guaranty  of a minimum portion  of
State revenues  for kindergarten through  community college,   and   the
persistent deficit requiring more
borrowing as reasons  for  the reduced rating.   Another  concern  was  the
State's reliance on a standby mechanism which could trigger across-the-board reductions in all State programs, and which could disrupt State operations,
particularly in fiscal year 1995-96.  However,  a  Standard  &   Poor's
spokesman  stated that, although the  lowered ratings   means  California  is
a   riskier borrower, Standard & Poor's anticipates  that the  State  will pay
off its  debts  and  not default.  There   can be no  assurance  that such
ratings will continue for any given period of time or that they will not in the future be further revised.

     As a result of Orange County's Chapter 9 bankruptcy  filing  on  December
6,   1994, Moody's  has  suspended  the  County's   bond ratings,  and Standard
& Poor's has cut its rating of all Orange County debt from "AA-" to "CCC", a level below investment grade and an indication of high risk and uncertainty.  Fitch  does not rate Orange County bonds.  It is anticipated that
as Orange County's credit and   bond   ratings  fall,  it   will   have
difficulty  in getting loans or  selling  its bonds  to  raise  money.
Additionally,   the County's bankruptcy filing could affect about 180
municipalities,  school  districts  and other   municipal  entities  which
entrusted billions  of  dollars  to  Orange  County  to invest.  Standard &
Poor's has informed  such entities  that  they  have  been  placed   on
negative  credit watch, the usual step  prior to a downgrade of credit rating.

                                    APPENDIX C

The  following information is  a  summary  of special  factors affecting New
York Municipal Obligations.   It does not purport  to  be  a complete
description  and   is   based   on information   from  statements  relating
to securities offerings of New York issuers.   Additional  Discussion  of
Special   Factors Relating to New York Municipal Obligations

       The   State's  current   fiscal   year commenced on April 1, 1994, and
ends in March 31,  1995, and is referred to herein  as  the State's  1994-95
fiscal year.   The  State's budget  for  the  1994-95  fiscal  year   was
enacted  by the Legislature on June 7,  1994, more  than two months after the
start of  the fiscal  year.   Prior  to  adoption  of   the budget,      the
Legislature      enacted appropriations  for disbursements  considered to  be
necessary  for State  operations  and other   purposes,  including  all
necessary appropriations for debt service.   The  State Financial  Plan for the
1994-95 fiscal year was formulated on June 16, 1994 and is based on the State's budget as enacted by the Legislature and signed into law by the Governor.

      The economic and financial condition of the   State   may  be  affected
by   various financial,  social,  economic  and  political factors.   Those
factors can be very complex, may vary from fiscal year to fiscal year, and are frequently the result of actions taken not only by the State and its agencies and instrumentalities, but also by entities, such as the Federal government, that are not under the control of the State.

      The State Financial Plan is based upon forecasts of national and State economic activity. Economic forecasts have frequently failed to predict accurately the timing and magnitude of changes in the national and the State economies.  Many uncertainties exist in forecasts  of  both  the
national  and  State economies,   including   consumer   attitudes toward
spending,  Federal   financial   and monetary   policies,  the   availability
of credit,  and  the  condition  of  the   world economy,  which could have an
adverse effect on the State. There can be no assurance that the State economy will not experience results in the current fiscal year that are worse than
predicted, with corresponding  material and    adverse   effects   on   the
State's projections of receipts and disbursements.

     The State Division of the Budget ("DOB") believes that its projections of receipts and disbursements relating to the current State Financial Plan, and
the assumptions on  which they   are  based,  are  reasonable.   Actual
results, however, could differ materially and adversely from the projections set forth below, and those projections may be changed materially and adversely from time to time.

      As noted above, the financial condition of the State is affected by several factors, including the strength of the State and regional
economy and actions of the  Federal government,   as   well  as   State
actions affecting   the   level   of   receipts   and disbursements.   Owing
to these and other factors, the State may, in future years, face substantial potential budget gaps resulting from a significant disparity between tax
revenues  projected from  a  lower  recurring receipts   base  and  the  future
costs   of maintaining State programs at current levels.  Any   such
recurring  imbalance  would   be exacerbated  if  the  State  were  to  use  a
significant amount of nonrecurring  resources to  balance the budget in a
particular fiscal year.  To address a potential imbalance for a given   fiscal
year,  the  State  would   be required to take actions to increase receipts
and/or reduce disbursements as it enacts the budget for that year, and under the State Constitution the Governor is required to propose a balanced
budget  each  year.   To correct  recurring budgetary imbalances,  the State
would need to take significant actions to align recurring receipts and disbursements in future fiscal years. There can be no assurance, however, that the State's  actions will  be  sufficient  to  preserve  budgetary balance
in a given fiscal year or  to  align recurring   receipts  and  disbursements
in future fiscal years.

       The   1994-95  State  Financial   Plan contains  actions  that provide
nonrecurring resources or savings, as well as actions that impose  nonrecurring
losses  of  receipts  or costs.   It is believed that the net positive effect
of  nonrecurring  actions  represents considerably  less  than  one-half   of
one percent of the State's General Fund, an amount significantly lower than the amount included in the State Financial Plans in recent years;
it  is  believed  that  those actions   do   not  materially   affect   the
financial   condition  of  the   State.    In addition  to those nonrecurring
actions, the 1994-95 State Financial Plan reflects the use of $1.026 billion in the positive cash margin carried over from the prior fiscal year,
resources  that  are  not  expected   to   be available in the State's 1995-96
fiscal year.

       The   General  Fund  is  the   general operating  fund of the State and
is  used  to account   for   all  financial  transactions, except those
required to be accounted for  in another fund.  It is the State's largest fund
and receives almost all State taxes and other resources   not   dedicated   to
particular purposes.   In  the  State's  1994-95  fiscal year, the General Fund
is expected to account for   approximately  52  percent   of   total
governmental-fund receipts and 51 percent  of total     governmental-fund
disbursements. General Fund moneys are also transferred to other funds, primarily to support certain capital projects and debt service payments in other fund types.

      New York State's financial operations have improved during recent fiscal years. During the period 1989-90 through 1991-92, the State incurred General Fund operating deficits that were closed with receipts from
the  issuance of tax and revenue anticipation notes   ("TRANs").    First,
the   national recession,  and  then the lingering  economic slowdown   in  the
New  York  and   regional economy,  resulted in repeated shortfalls  in
receipts and three budget deficits. For its 1992-93 and 1993-94 fiscal years, the State recorded balanced budgets on a cash basis, with substantial fund balances in each year as described below.

      The State ended its 1993-94 fiscal year with a balance of $1.140 billion in the tax refund reserve account, $265 million in its Contingency Reserve Fund ("CRF") and $134 million in its Tax Stabilization Reserve Fund. These fund balances were primarily the result of an improving national
economy, State employment growth, tax collections that exceeded     earlier
projections      and disbursements  that were below  expectations.  Deposits to the personal income tax refund reserve have the effect of reducing reported personal income tax receipts in the fiscal year when made and withdrawals from such reserve increase receipts in the fiscal year when
made.   The balance in the  tax  refund service  account will be used to pay taxpayer refunds,  rather  than drawing  from  1994-95 receipts.

      Of the $1.140 billion deposited in the tax refund reserve account, $1.026 billion was available for budgetary planning purposes in the 1994-95 fiscal year. The remaining $114 million will be redeposited in the tax refund reserve account at the end of the State's 1994-95 fiscal year to
continue  the process  of  restructuring the  State's  cash flow   as   part
of  the  Local   Government Assistance Corporation ("LGAC") program.  The
balance in the CRF will be used to meet the cost of litigation facing the State. The Tax Stabilization Reserve Fund may be used only in the event of an unanticipated General Fund cash-basis deficit during the 1994-95 fiscal year.

      Before the deposit of $1.140 billion in the tax refund service account, General Fund receipts in 1993-94 exceeded those originally projected when the State Financial Plan for that year was formulated on April 16, 1993 by $1.002
billion.     Greater-than-expected receipts in the personal income tax, the
bank tax,  the corporation franchise tax  and  the estate   tax  accounted  for
most  of   this variance,  and more than offset
weaker-than- projected collections from the sales and  use tax  and
miscellaneous receipts.  Collections from   individual  taxes  were  affected
by various  factors including changes in Federal business  laws,  sustained
profitability  of banks,   strong  performance  of   securities firms,  and
higher-than-expected consumption of tobacco products following price cuts.

      Disbursements and transfers from the General Fund were $303 million below the level projected in April 1993, an amount that would have been $423
million had  the  State not   accelerated  the  payment  of  Medicaid billings,
which  in  the  April  1993  State Financial  Plan were planned to  be deferred into the 1994-95 fiscal year. Compared to the estimates  included  in
the  State  Financial Plan   formulated   in  April   1993,   lower
disbursements resulted from lower spending for Medicaid, capital projects, and debt service (due to refundings) and $114 million used to restructure the State's cash flow as part of the LGAC program. Disbursements were higher-than-expected for general support for public schools, the State share of income maintenance, overtime for prison guards, and highway snow and ice removal.

     In certain prior fiscal years, the State has  failed  to enact a budget
prior  to  the beginning  of  the State's  fiscal  year.   A delay  in the
adoption of the State's  budget beyond the statutory April 1 deadline and the
resultant   delay  in  the   State's   Spring borrowing has in certain prior
years delayed the projected receipt by the City of State aid, and there can be no assurance that State budgets in the future fiscal years will be adopted by the April 1 statutory deadline.

      The  State has noted that its forecasts of tax receipts have been subject
to variance in recent fiscal years.  As a result of these uncertainties   and
other  factors,   actual results could differ materially and adversely from the
State's current projections and the State's projections could be materially and adversely changed from time to time. There can be no assurance that the State will not face substantial potential budget gaps in future years resulting from a significant disparity between tax revenues projected from a lower recurring receipts base and the spending required to maintain State programs at current levels. To address any potential budgetary imbalance, the State may need to take significant actions to align recurring receipts and disbursements in future fiscal years.

      Ratings on general obligation bonds  of the  State  of  New  York  were
lowered   by Standard  &  Poor's Corporation  and  Moody's Investors Service
during 1990 from AA- to A and Aa to A, respectively. On January 6, 1992, Moody's Investors Service lowered its rating on certain appropriations-backed debt of New York State to Baa1 from A. The agency cited the failure of Governor Mario M. Cuomo and New York State lawmakers to close New York's
current  year  budget  gap.   Moody's Investors  Services also placed  the
general obligation, State guaranteed and New York local Municipal Assistance Corporation Bonds under review for possible downgrade in coming
months.   In addition, on January  13,  1992, Standard  &  Poor's Corporation
lowered  its rating   on  general  obligation   debt   and guaranteed  debt to
A- from  A.   Standard  & Poor's Corporation also downgraded its rating on
variously   rated  debt,   State   moral obligations,  contractual obligations,
lease purchase   obligations   and   other    State guarantees.  Additional
reductions in ratings could result in a loss to Unit holders.

      As  of  March 31, 1994, the  State  had approximately  $5.370  billion
in   general obligation  bonds, excluding refunding  bonds and  $294 million in
bond anticipation  notes outstanding.   On  May 24,  1993,  the  State issued
$850 million in tax and revenue anticipation notes, all of which matured on December 31, 1993. Principal and interest due on general obligation bonds and interest due on bond anticipation notes and on tax and revenue
anticipation  notes   were   $782.5 million for the 1993-94 fiscal year, and
are estimated to be $786.3 million for the 1994- 95 fiscal year. These figures do not include interest on refunding bonds issued in July 1992, to the extent that such interest is to be paid from escrowed funds.

State Authorities

      The  fiscal stability of the  State  is related  to  the  fiscal
stability  of   its authorities,     which     generally     have
responsibility  for financing,  constructing, and   operating
revenue-producing   benefit facilities.   Certain  authorities   of   the
State,  including the State  Housing  Finance Agency   ("HFA"),   the   Urban
Development Corporation   ("UDC")  and  the  Metropolitan Transportation
Authority ("MTA")  have  faced and   continue   to  experience   substantial
financial difficulties which could adversely affect the ability of such authorities to make payments of interest on, and principal amounts of,
their respective bonds.   Should any  of  its  authorities  default  on  their
respective obligations, the State's access to public credit markets could be
impaired.  The difficulties have in certain instances caused the   State
(under  its  so-called   "moral obligation") to appropriate funds  on  behalf
of the authorities. Moreover, it is expected that the problems faced by these authorities will continue and will require increasing amounts of State assistance in future years. Failure of the State to appropriate necessary
amounts  or  to take other action  to  permit those     authorities    having
financial difficulties   to   meet  their   obligations (including HFA, UDC and
MTA) could result in a default by one or more of the authorities. Such default, if it were to occur, would be likely to have a significant adverse
effect on  investor confidence in, and therefore the market   price   of,
obligations   of   the defaulting   authority.   In  addition,   any default
in payment of any general obligation of  any authority whose bonds contain a
moral obligation   provision  could  constitute   a failure  of certain
conditions that  must  be satisfied   in   connection   with    Federal
guarantees of City and MAC obligations and could thus jeopardize the City's long-term financing plans.

      The  fiscal stability of the  State  is related  to  the  fiscal
stability  of   its authorities,     which     generally     have
responsibility  for  financing,  constructing and    operating
revenue-producing   public benefit  facilities. The authorities are  not
subject to the constitutional restrictions on the incurrence of debt which apply to the State itself and may issue bonds and notes within the
amounts  of,  and  as  otherwise restricted      by,     their     legislative
authorization.  As  of  September  30,  1992, there   were   18   authorities
that    had outstanding debt of $100 million or more. The aggregate outstanding debt, including bonds, of these 18 authorities was 63.5 billion as of September 30, 1993. As of March 31, 1994, aggregate public authority debt outstanding as State supported debt was $21.1 billion as State-related debt was $29.4 billion.

      The authorities are generally supported by   revenues   generated  by
the   projects financed  or  operated, such as  fares,  user fees  on  bridges, highway tolls and  rentals for  dormitory rooms and housing.  In  recent years,
however,  the  State  has   provided financial  assistance through
appropriations, in some cases of a recurring nature, to certain of the 18 authorities for operating and other expenses and, in fulfillment of its
commitments  on moral obligation indebtedness or   otherwise   for   debt
service.   This assistance  is  expected to  continue  to  be required in future years.

      The  MTA oversees the operation of  New York  City's  subway and  bus
lines  by  its affiliates,   the  New  York   City   Transit Authority and the
Manhattan and Bronx Surface Transit operating (collectively, the "Transit
Authority"  or  the  "TA").   Through   MTA's subsidiaries,   the  Long
Island   Railroad Company,  the  Metro-North Commuter  Railroad Company  and
the Metropolitan  Suburban  Bus Authority, the MTA operates certain  commuter
rail   and   bus  lines  in  the   New   York metropolitan area.  In addition,
the Staten Island Rapid Transit Operating Authority, an MTA subsidiary, operates a rapid transit line on Staten Island. Through its affiliated agency, the Triborough Bridge and Tunnel Authority (the "TBTA"), the MTA operates certain intrastate toll bridges and tunnels. Because fare revenues are not sufficient to finance the mass transit portion of these operations, the MTA has depended and will continue to depend for operating support upon a system of Federal, State, local government and TBTA support, including loans, grants and operating subsidies. Over the past several years, the State has enacted several taxes, including a surcharge on the profits of banks, insurance corporations and general business corporations doing business in the 12-county region served by the MTA (the "Metropolitan Transportation Region") and a special one-quarter of 1% regional sales and use tax, that provide additional revenues for mass transit purposes including assistance to the MTA, the surcharge, which expires in
November   1995,  yielded  $507  million   in calendar  year  1992, of which
the MTA was entitled to receive approximately 90 percent, or approximately $456 million. For the 1994- 95 State fiscal year, total State assistance to the MTA is estimated at approximately $1.3 billion.

      In  1993,  State legislation authorized the  refunding  of a five-year
$9.56  billion MTA  capital  plan for the five-year  period, 1992   through
1996 (the "1992-96 Capital Program"). The MTA has received approval of the 1992-96 Capital Program based on this legislation from the 1992-96 Capital
Program Review Board, as State law requires.  This is the    third   five-year
plan   since   the Legislature  authorized  procedures  for  the adoption, approval and amendment of  a  five- year  plan  in  1981  for a  capital
program designed  to upgrade the performance  of  the MTA's    transportation
systems   and    to supplement,    replace    and    rehabilitate facilities
and equipment.  The MTA, the  TBTA and  the  TA  are collectively authorized to issue  an aggregate of $3.1 billion of  bonds (net  of  certain  statutory
exclusions)  to finance  a  portion  of the  1992-96  Capital Program.   The
1992-96 Capital Program is expected to be financed in significant part through the dedication of State petroleum business taxes.

      There can be no assurance that all  the necessary   governmental  actions
for   the Capital  Program will be taken, that  funding sources  currently identified  will  not  be decreased or eliminated, or that the  1992-96 Capital
Program, or parts thereof, will  not be  delayed  or  reduced.   Furthermore,
the power  of  the  MTA  to issue  certain  bonds expected to be supported by
the appropriation of   State   petroleum  business   taxes   is currently  the
subject of a court challenge. If the Capital Program is delayed or reduced, ridership and fare revenues may decline, which could, among other things, impair the MTA's ability to meet its operating expenses without additional State assistance.

      The State's experience has been that if an   Authority   suffers  serious
financial difficulties, both the ability of the State and the Authorities to obtain financing in the public credit markets and the market price of the State's outstanding bonds and notes may be adversely affected. The
Housing Finance   Agency  ("HFA")   and   the   Urban Development Corporation
("UDC") have  in  the past   required   substantial   amounts    of assistance
from  the  State  to  meet   debt service  costs or to pay operating  expenses.
Further  assistance, possibly  in  increasing amounts, may be required for
these, or other, Authorities  in  the  future.   In  addition, certain
statutory arrangements provide for State local assistance payments otherwise payable to localities whose local assistance payments otherwise
payable to localities  to be   made  under  certain  circumstances   to certain
Authorities.   The  State   has   no obligation  to provide additional
assistance to localities whose local assistance payments have  been  paid to
Authorities  under  these arrangements.   However, in  the  event  that such
local  assistance  payments   are   so diverted, the affected localities could
seek additional State funds.


New York City and Other Localities

       The   City,   with  a  population   of approximately    7.3    million,
is     an international center of business and culture.  Its
non-manufacturing  economy  is  broadly based, with the banking and securities,
life insurance,     communications,    publishing, fashion  design,  retailing
and  construction industries   accounting  for  a   significant portion   of
the  City's  total  employment earnings.   Additionally,  the  City  is  the
nation's  leading  tourist destination.   The City's  manufacturing activity
is  conducted primarily in apparel and publishing.

      The national economic recession which began in July 1990 has adversely impacted the City harder than almost any other political jurisdiction in the
nation.  As a result, the City,   with   approximately  3  percent   of
national  employment, has lost  approximately 20 percent of all U.S. jobs
during the recent economic  downturn  and,  consequently,   has suffered
erosion of its local tax base.   In total, the City private sector employment
has plummeted by approximately 360,000 jobs since 1987.   But,  after  nearly
five  years   of decline, the City appears to be on the  verge of  a
broad-based recovery which  will  lift many  sectors of the local economy.
Most of the nascent local recovery can be attributed to the continued improvement in the U.S. economy, but a great deal of the strength
expected in the City economy will be  due  to local    factors,   such   as
the    heavy concentration of the securities  and  banking industries in the
City.  The current forecast calls  for modest employment growth of  about
20,000   a  year  (0.6  percent)  on  average through  1998  with  some slowing but still positive growth in employment in 1995-96 as U.S. growth slows (local job gains slow from 25,000 to around 10,000 per year).

       During   the   most  recent   economic downturn,   the  City  has  faced
recurring extraordinary budget gaps that have been addressed by undertaking one-time, one-shot budgetary initiatives to close then projected gaps in order to achieve a balanced budget as required by the laws of the
State.   For example,  in  order  to  achieve  a  balanced budget  for  the
1992 fiscal year,  the  City increased  taxes and reduced services  during the
1991  fiscal  year  to  close  a   then projected  gap of $3.3 billion  in  the
1992 fiscal year which resulted from, among other things, lower than expected tax revenue of approximately $1.4 billion, reduced State aid for the City
of approximately $564  million and  greater  than  projected  increases   in
legally     mandated     expenditures      of approximately $400 million,
including  public assistance  and  Medicare expenditures.   The gap-closing
measures for  fiscal  year  1992 included  receipt  of $605 million  from  tax
increases,  approximately  $1.5  billion   of proposed   service  reductions
and  proposed productivity savings of $545 million.

      Notwithstanding its recurring projected budget gaps, for fiscal years 1981 through 1993 the City achieved balanced operating results (the City's
General Fund revenues and transfers   reduced   by   expenditures   and
transfers),  as  reported in accordance  with Generally   Accepted  Accounting
Principles ("GAAP"), and the City's 1994 fiscal year results are projected to be balanced in accordance with GAAP.

      The City's ability to maintain balanced budgets in the future is subject to numerous contingencies; therefore, even though the City has managed to close substantial budget gaps in recent years in order to maintain balanced operating results, there can be no assurance that the City will continue to maintain a balanced budget as required by State law without additional
tax  or  other revenue   increases  or  reduction  in   City services,  which
could adversely  affect  the City's economic base.

      Pursuant to the laws of the State, the City prepares an annual four-year financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections. The City is required to submit its financial plans to review bodies, including the New York State Financial Control Board ("Control
Board").   If  the  City were  to  experience certain   adverse  financial
circumstances, including the occurrence or the substantial likelihood and imminence of the occurrence of an annual operating deficit of more than $100 million or the loss of access to the public credit markets to satisfy the
City's capital and   seasonal  financing  requirements,  the Control Board
would be required by State law to exercise powers, among others, of prior approval of City financial plans, proposed borrowings and certain contracts.

      1995-1998 Financial Plan. On July 8, 1994, the City submitted to the Control Board the Financial Plan for the 1995-1998 fiscal years (the
"1995-1998  Financial  Plan   or "Financial Plan"), which relates to
the City, the  Board of Education ("BOE") and the  City University   of   New
York ("CUNY").   The Financial Plan is based on the City's expense and  capital budgets for the City's 1995 fiscal year, which were adopted on June 23, 1994.

      The 1995-1998 Financial Plan projects revenues and expenditures for the 1995 fiscal year balanced in accordance with GAAP. The projections for the
1995 fiscal year  reflect proposed   actions  to  close  a   previously
projected gap of approximately $2.3 billion for the 1995 fiscal year, which include City actions aggregating $1.9 billion, a $288 million increase in State actions over the 1994 and 1995 fiscal years, and a $200 million increase in Federal assistance. The City actions include proposed agency
actions aggregating    $1.1    billion,     including productivity savings; tax
and fee enforcement initiatives; service reductions; and savings from the restructuring of City services. City actions also include savings of $45 million resulting from proposed tort reform, the projected transfer to the 1995 fiscal year of $171 million of the projected 1994 fiscal year surplus, savings of $200 million for employee health care costs, $51
million  in reduced   pension  costs,  savings  of   $225 million  from
refinancing City bonds and  $65 million  from  the proposed sale  of  certain
City   assets.  The  proposed   savings   for employee  health care costs  are
subject to collective bargaining negotiation with the City's unions; the proposed savings from tort reform will require the approval of the State Legislature; and the $200 million increase in Federal assistance is subject to approval by Congress and the President.

       The Financial Plan also set forth projections for the 1996 through 1998 fiscal years and outlines a proposed gap-closing program to close projected gaps of $1.5 billion, $2.0 billion and a $2.4 billion for the
1996   through   1998   fiscal   years, respectively, after successful
implementation of the $2.3 billion gap-closing program for the 1995 fiscal year.

      The projections for the 1996 through 1998 fiscal years assume the extension by the State Legislature of the 14% personal income tax surcharge beyond calendar year 1995 and extension of the 12.5% personal income tax
surcharge   beyond   calendar   year    1996, resulting  in  combined  revenues
of   $159 million, $633 million and $920 million in the 1996,    1997   and
1998   fiscal    years, respectively.  However, as part  of  the  tax reduction program reflected in the Financial Plan, the City is proposing the elimination of the 12.5% personal income tax surcharge when it expires at a cost of $184 million in fiscal year 1997 and $455 million in fiscal year
1998. The proposed gap-closing  actions include   City   actions   aggregating
$1.2 billion, $1.5 billion and $1.7 billion in the 1996 through 1998 fiscal years, respectively; $275 million, $375 million and $525 million in proposed additional State actions in the 1996 through 1998 fiscal years, respectively, primarily from the proposed State assumption of certain Medicaid costs; and
$100  million and   $200  million  in  proposed  additional Federal  assistance
in  the  1997  and  1998 fiscal   years,  respectively.  The  proposed
additional City actions, a substantial number of which are unspecified, include additional spending reductions, the reduction of City personnel
through   attrition,   government efficiency      initiatives,      procurement
initiatives,  labor productivity initiatives, and the proposed privatization of
City sewage treatment    plants.   Certain    of    these initiatives  may  be
subject to negotiation with the City's municipal unions. Various actions proposed in the Financial Plan for the 1996-1998 fiscal years, including
the proposed   state  actions,  are  subject   to approval  by Congress and the
President.  The State Legislature has in previous legislative sessions  failed to approve certain of the City's proposals for the State assumption of certain Medicaid costs and mandate relief, thereby increasing the uncertainty as to the receipt of the State assistance included in the
Financial   Plan.  In   addition,   the Financial  Plan  assumes the
continuation  of the  current assumption with respect to wages for   City
employees  and  the  assumed   9% earnings on pension fund assets for the  1994
fiscal  year are expected to be substantially below   the  9%  assumed  rate,
which   will increase    the    City's   future    pension contributions. In
addition, a review  of  the pension   fund   earnings   assumptions    is
currently being conducted which could further increase    the    City's
future    pension contributions. In addition, a review  of  the pension   fund
earnings   assumptions    is currently being conducted which could further
increase    the    City's   future    pension
contributions by a substantial amount.

      The City expects that tax revenue for the 1994 fiscal year will be approximately $65 million less than forecast in the 1994 Modification, primarily due to shortfalls in the personal income tax and sales tax, and that expenditures will be approximately $25 million greater than forecast. Accordingly, the $171 million of the projected surplus for the 1994 fiscal year, which is currently projected in the 1994 Modification and the Financial Plan to be transferred to the 1995 fiscal year will decrease to 81 million. As a result, the City will reduce expenditures for the 1995 fiscal year to offset this decrease, which is expected to be reflected in the first quarter modification to the Financial Plan. In addition, the Financial
Plan assumes that   a   special  session  of   the   State Legislature, which
may take place in the near future,  will  enact, and the  Governor  will sign,
State  legislation  relating  to   the proposed  tort reform, which would  save
the City   $45  million  in  payments  for   tort liability  in fiscal year
1995, and certain anticipated improvements in fine and fee collections forecast to earn $25 million in City revenue in fiscal year 1995, and that
the State Legislature will not enact proposed legislation   mandating
additional   pension benefits  for City retirees costing the  City
approximately  $200  million   annually.   To address     these    and    other
possible contingencies,  on July 11, 1994,  the  Mayor stated that he will
reserve $100 million from authorized  spending  by  City  agencies   in fiscal
year  1995 in addition to the existing general   reserves   of  $150   million.
In addition, the City has identified a $360 million contingency program for the 1995 fiscal year, primarily consisting of layoffs and service reductions.

     Actions to Close the Gaps. The 1995-1998 Financial Plan reflects a program
of proposed actions   by  the  City,  State  and  Federal governments   to
close  the   gaps   between projected revenues and expenditures  of  $1.5
billion,  $2.0 billion and $2.4  billion  for the   1996,  1997  and  1998
fiscal   years, respectively.

      City gap-closing actions total $1.2 billion in the 1996 fiscal year, $1.5 billion in the 1997 fiscal year and $1.7 billion in the 1998 fiscal
year.  These  actions,   a substantial  number of which are unspecified,
include   additional   spending   reductions, aggregate $501 million, $598
million and $532 million in the 1996 through 1998 fiscal years, respectively; government efficiency initiatives aggregating $50 million,
$100 million  and $150 million in the 1996 through 1998   fiscal   years,
respectively;   labor productivity  initiatives,  aggregating  $250 million  in each of the 1996 through 1998 fiscal years; and a proposed privatization of City sewage treatment plants which would result in revenues of $200
million in each of the  1996 through 1998 fiscal years.  Certain of   these
initiatives  may  be  subject  to negotiation with the City's municipal unions.

      State actions proposed in the gap- closing program total $275 million, $375 million and $525 million in each of the 1996, 1997 and 1998 fiscal years, respectively. These actions include savings primarily from the proposed State assumption of certain Medicaid costs.

     The Federal actions proposed in the gap- closing program are $100 million and $200 million in increased Federal assistance in fiscal years 1997 and 1998, respectively.

       Various   actions  proposed   in   the Financial   Plan,  including
the   proposed increase   in  State  aid,  are  subject   to approval  by  the
Governor  and  the   State Legislature,  and  the proposed  increase  in
Federal   aid  is  subject  to  approval   by Congress and the President. State
and Federal actions are uncertain and no assurance can be given that such actions will in fact be taken or that the savings that the City projects
will  result  from  these  actions  will   be realized.  The  State Legislature
failed to approve a substantial portion of the proposed State assumption of Medicaid costs in the last session. The Financial Plan assumes that these proposals will be approved by the State Legislature during the 1995 fiscal year and that the Federal government will increase its share of funding for the Medicaid program. If these measures cannot be implemented, the City will be required to take other actions to decrease expenditures or increase revenues to maintain a balanced financial plan.

       Although   the  City  has   maintained balanced budgets in each of its
last thirteen years, and is projected to achieve balanced operating results for the 1993 fiscal year, there can be no assurance that the gap-closing actions proposed in the Financial Plan can be successfully implemented or that the City will maintain a balanced budget in future years without additional State aid, revenue increases or expenditure reductions.
Additional  tax increases and  reductions  in essential   City  services  could
adversely affect the City's economic base.

      Assumptions.  The  1995-1998  Financial Plan   is   based  on  numerous
assumptions, including the continuing improvement in the City's and the region's economy and a modest employment recovery during calendar year 1994 and
the  concomitant receipt of economically sensitive   tax  revenues  in   the
amounts projected.  The 1995-1998 Financial  Plan  is subject  to  various
other uncertainties  and contingencies   relating  to,   among   other factors,
the extent, if any, to  which  wage increases  for  City  employees  exceed the annual increases assumed for the 1995 through 1998 fiscal years; continuation of the 9% interest earnings assumptions for pension fund assets and current assumptions with respect to wages for City employees
affecting the     City's    required    pension    fund contributions; the
willingness and ability of the State, in the context, of the State's current financial condition, to provide the aid contemplated by the Financial Plan and to take various other actions to assist the City, including the proposed State takeover of certain Medicaid costs and State mandate relief; the ability of HHC, BOE and other such agencies to maintain balanced budgets; the willingness of the Federal government to provide Federal aid;
approval of the proposed continuation  of  the  personal  income   tax
surcharge; adoption of the City's budgets by the City Council in substantially the forms submitted by the Mayor; the ability of the City to
implement proposed reductions in City personnel    and    other   cost
reduction initiatives, which may require in certain cases the cooperation of the City's municipal unions, and the success with which the City controls expenditures; savings for health care costs for City employees in the amounts projected in the Financial Plan; additional expenditures that may be incurred due to the requirements of certain legislation requiring minimum levels of funding for education; the impact on real estate tax revenues of the current weakness in the real estate market; the City's ability to market its securities successfully in the public credit markets; the level of funding required to comply with the Americans with Disabilities Act of
1990; and  additional  expenditures  that  may   be incurred as a result of
deterioration in  the condition of the City's infrastructure.

        The   projections   and   assumptions contained in the 1995-1998
Financial Plan are subject   to   revision  which  may   involve substantial
change, and no assurance can be given that these estimates and projections, which include actions which the City expects will be taken but which are not within the City's control, will be realized.

      Certain Reports. From time to time, the Control Board staff, the City
Comptroller and others   issue   reports  and   make   public statements
regarding  the  City's  financial condition,   commenting   on,   among   other
matters,   the   City's   financial    plans, projected   revenues  and
expenditures   and actions  by  the City to eliminate  projected operating deficits. Some of these reports and statements have warned that the City may
have underestimated   certain   expenditures   and overestimated  certain
revenues   and   have suggested   that  the  City  may   not   have adequately
provided for future contingencies. Certain of these reports have analyzed the City's Future economic and social conditions and have questioned whether the City has the capacity to
generate sufficient revenues  in the   future  to meet  the  costs   of   its
expenditure   increases   and   to    provide necessary services.

      On  March 1, 1994, the City Comptroller issued  a  report on the state of
the  City's economy. The report concluded that, while the City's   long
recession  is  over,  moderate growth is the best the City can expect,  with
the   local  economy  being  held   back   by continuing     weakness     in
important international economies.

      On  July 11, 1994, the City Comptroller issued  a report on the City's
adopted budget for   the   1995   fiscal  year.   The   City Comptroller
stated  that  if  none  of   the uncertain  proposals  are  implemented,   the
total risk could be as much as $763 million to $1.02 billion. risks which were identified as substantial risks include a possible $208 million to $268 million increase in overtime costs; approval by the State Legislature of a tort reform program to limit damage claims against the City, which would
result  in savings  of  $45  million;  the  $65  million proceeds   from   a
proposed   asset   sale; additional   expenditures   at   Health   and
Hospitals  Corporation totaling $60  million; and   $60   million   of
increased   pension contributions  resulting  from   lower   than assumed
pension  fund  earnings.  Additional possible   risks   include   obtaining
the agreement of municipal unions to the proposed reduction in City expenditures for health care costs by $200 million; uncertainties concerning the assumed improvement in the collection of taxes, fines and fees totaling $75 million; and uncertainty concerning the receipt of the $200 million of increased Federal aid projected for the 1995 fiscal year. The City Comptroller noted that there are a number of additional issues, including possible larger than projected expenditures for foster care and public assistance and the receipt of $100 million from assumed FICA refunds. The City Comptroller has also stated in a report issued on June 8,
1994 that certain of the reductions in personnel and services proposed in the City's financial plan submitted to the Control Board on May 10, 1994
(the "May Financial Plan") will have long-term   and,   in  some   cases,
severe consequences for City residents.



      In addition, on July 11, 1994, the private members of the Control Board, Robert R. Kiley, Heather L. Ruth and Stanley S. Shuman, issued a statement which concluded that the 1995 fiscal year is not reasonably balanced and that further budget cuts are unavoidable in the next six
months.   In addition, the private members stated that the Financial Plan does
not set forth a  path  to structural   balance.  The  private   members stated
that, in order to achieve this goal, City managers must be given fiscal targets they can be expected to meet; solid new proposals must be developed that back up the savings the City has committed to achieve to balance future budgets; and the deferral of expenses to future years, through actions such as the sale of property tax receivables, stretching out
pension  contributions   and delaying   debt   service  payments   through
refundings, must stop. On July 11, 1994, the Control Board staff stated that the City faces risks of greater than $1 billion and $2 billion for the 1995 and 1996 fiscal years, respectively, and risks of approximately $3 billion for each of the 1997 and 1998 fiscal years.

      Substantially all of the City's full- time employees are members of labor unions. The Financial Emergency Act requires that all collective bargaining agreements entered into by the City and the Covered Organizations be consistent with the City's current financial plan, except under certain circumstances, such as awards arrived at through impasse procedures.

      On January 11, 1993, the City announced a  settlement  with a coalition
of  municipal unions,   including   Local   237   of    the International
Brotherhood   of    Teamsters ("Local  237"), District 37 of  the  American
Federation of State, County and Municipal Employees ("District Council 37") and other unions covering approximately 44% of the City's workforce. The settlement, which has been ratified by the unions, includes a total net expenditure increase of 8.25% over a 39- month period, ending March 31, 1995 for most of these employees. On April 9, 1993 the City announced an agreement with the Uniformed Fire Officers Association (the "UFOA") which is consistent with the
coalition  agreement.  The   agreement   has  been ratified.    The Financial
Plan reflects the costs associated with  these settlements  and  provides   for
similar  increases for all other  City-funded employees.

       The   Financial   Plan   provides   no additional wage increases for
City employees after their contracts expire in the 1995 and 1996 fiscal years. Each 1% wage increase for all employees commencing in the 1995 and 1996
fiscal   years  would  cost   the   City   an additional  $130 million for the
1995  fiscal year  and  $140 million for the  1996  fiscal year  and  $150
million each year  thereafter above   the  amounts  provided  for  in   the
Financial Plan.

      The  terms of eventual wage settlements could   be  determined  through
the impasse procedure in the New York City Collective Bargaining Law, which can impose a binding settlement.

      New York City Indebtedness. Outstanding indebtedness   having  an
initial   maturity greater  than  one  year  from  the  date  of issuance of the City as of March 31, 1994 was $21,290,000 compared to $19,624,000 as of March 31, 1993.

      A  substantial portion of  the  capital improvement  in  the  City  are
financed  by indebtedness   issued   by   the    Municipal Assistance
Corporation of the City of New York ("MAC"). MAC was organized in 1975 to provide financing assistance for the City and also to exercise certain
review  functions with  respect  to the City's  finances.   MAC bonds  are
payable out of certain State sales and compensating use taxes imposed within the City, State stock transfer taxes and per capita State aid to the
City.   Any  balance from  these  sources after meeting  MAC  debt service  and reserve fund requirements and paying MAC's operating expenses is remitted to the City or, in the case of stock transfer taxes, rebated to the taxpayers. The State is not, however, obligated to continue the imposition of such taxes or to continue appropriation of the revenues therefrom to MAC, nor is the State obligated to continue to appropriate the State per capita aid to the City which would be required to pay the debt service on certain MAC obligations. MAC has not taxing power and MAC bonds do not create an enforceable obligation of either the State or the City. As of March 31, 1994,
MAC   had   outstanding   an   aggregate   of approximately  $4.071 billion  of
its  bonds compared  to $4.470 billion as of  March  31, 1993.

     On February 11, 1991, Moody's  Investors Service  lowered  its rating  on the City's general obligation bonds from A to Baa1. On July 2, 1993, Standard & Poor's reconfirmed its A- rating of City bonds, continued its negative rating outlook assessment and stated that maintenance of such
ratings  depended upon   the  City's  making  further  progress towards
reducing budget gaps in the outlying years. In January 1995, Standard & Poor's reconfirmed its negative outlook and placed it on CreditWatch because of the City's accounting methods.

      On  July  10, 1995, Standard  &  Poor's Ratings    Group   ("Standard   &
Poor's") downgraded its rating on New York City's $23 billion of outstanding general obligation bonds to "BBB+" from "A-", citing to the City's chronic structural budget problems and weak economic outlook. Standard & Poor's stated that New York City's reliance on one- time revenue measures to
close annual budget gaps,   a  dependence  on  unrealized   labor savings,
overly  optimistic  estimates   of revenues  and state and federal aid  and
the City's   continued  high  debt  levels   also contributed  to  its decision
to  lower  the rating.

Litigation

      The State is the subject of numerous legal proceedings relating to State finances, State programs and miscellaneous tort, real property and contract claims in which the State is a defendant and where monetary
damages   sought   are  substantial.    These proceedings   could  adversely
affect   the financial condition of the State in the 1994- 95 fiscal years or thereafter.

  In addition to the proceedings noted below, the  State  is  party  to  other
claims  and litigation   which  its  legal  counsel   has advised  are  not
probable of  adverse  court decisions. Although the amounts of  potential
losses,    if    any   are   not    presently determinable, it is the State's
opinion that its ultimate liability in these cases is not expected to have a material adverse effect on the State's financial position in the 1994-95 fiscal year or thereafter.

                               APPENDIX D

The  following information is  a  summary  of special   factors   affecting
New    Jersey municipal  obligations.  It does not  purport to  be a complete
description and is based on information   from  statements  relating   to
securities offerings of New Jersey issuers.

 Additional  Discussion  of  Special   Factors Relating to New Jersey
Municipal Obligations

      Risk  Factors:   Prospective  investors should    consider   the   recent
financial difficulties and pressures which the State of New Jersey (the "State") and certain of its public authorities have undergone.

      The  State's  1995 fiscal  year  budget became law on June 30, 1994.

      Reflecting the downturn, the rate of unemployment in the State rose from a low of 3.6% during the first quarter of 1989 to a recessionary peak of 9.3% during 1992. Since then, the unemployment rate fell to 6.7%
during  the  fourth  quarter  of  1993.   The jobless  rate averaged 7.1%
during the first nine months of 1994, but this estimate is not comparable to those prior to January because of major changes in the federal survey from which these statistics are obtained.

      In the first nine months of 1994, relative to the same period a year ago, job growth took place in services (3.5%) and construction (5.7%), more moderate growth took place in trade (1.9%), transportation
and        utilities        (1.2%)        and finance/insurance/real estate
(1.4%), while manufacturing and government declined by 1.5% and 0.1%, respectively. The net result was a 1.6% increase in average employment during the first nine months of 1994 compared to the first nine months of 1993.

      The  economic recovery is likely to  be slow  and uneven in both New
Jersey  and  the nation.   Some  sectors, like commercial  and industrial
construction, will undoubtedly lag because of continued excess capacity.
Also, employers  in  rebounding  sectors   can   be expected  to  remain
cautious about hiring until they become convinced that improved business will be sustained. Other firms will continue to merge or downsize to increase profitability. As a result, job gains will probably come grudgingly and unemployment will recede at a corresponding slow pace.

      Pursuant to the State Constitution,  no money  may  be drawn from the
State  Treasury except  for appropriations made by  law.   In addition, all
monies for the support of State purposes must be provided for in one general appropriation law covering one and the same fiscal year.

       In   addition  to  the  Constitutional provisions,  the New Jersey
statutes  contain provisions   concerning   the   budget    and appropriation
system.      Under     these provisions,  each unit of the State  requests an
appropriation from the Trustee of Division of Budget and Accounting, who reviews the budget requests and forwards them with his recommendation to the Governor. The Governor then transmits his recommended expenditures and sources of anticipated revenue to the legislature, which reviews the Governor's Budget Message and submits an appropriations bill to the Governor for his signing by July 1 of each year. At the time of signing the bill, the Governor may revise appropriations or anticipated revenues. That action can be reversed by a two-thirds vote of each House. No supplemental appropriation may be enacted after adoption of the act, except where there are
sufficient   revenues   on   hand    or anticipated, as certified by the
Governor, to meet   the   appropriation.

Finally,   the Governor may, during the course of the  year, prevent    the
expenditure    of    various appropriations when revenues are below  those
anticipated or when he determines that such expenditure is not in the best interest of the State.

      One  of  the major reasons for cautious optimism   is   found  in  the
construction industry.    Total   construction   contracts awarded  in  New
Jersey have turned around, rising by 8.6% in 1993 compared with 1992. By far, the largest boost came from residential construction awards which increased by 37.7% in 1993 compared with 1992. In addition, non residential building construction awards have turned around, posting a 6.9% gain.

        Nonbuilding    construction    awards increased approximately 4% in the
first eight months  of 1994 compared with the same period in 1993.

      Finally, even in the labor market there are signs of recovery. Thanks to a reduced layoff rate and the reappearance of job opportunities in some parts of the economy, unemployment in the State has been receding since July 1992, when it peaked at 9.6% according to U.S. Bureau of Labor Statistics estimates based on the federal government's monthly household survey. The same survey showed joblessness dropped to an average of 6.7% in the fourth quarter of 1993. The unemployment rate registered an average of 7.8% in the first quarter of 1994, but this rate cannot be compared with prior data due to the changes in the U.S. Department of
Labor   procedures   fir   determining    the unemployment  rate that went into
effect  in January 1994.

      State  Aid to Local Governments is  the largest   portion   of   fiscal
year   1995 appropriations.    In   fiscal   year   1995, $5,782.2     million
of    the     State's appropriations consisted of funds  which  are distributed
to municipalities, counties  and school  districts.   The  largest  State  Aid
appropriation,  in  the  amount  of  $3,900.1 million,  was  provided for local
elementary and  secondary education programs.   Of  this amount,  $2,431.6
million  is  provided   as foundation aid to school districts by formula based
upon the number of students and the ability of a school district to raise taxes from its own base. In addition, the State provided $582.5 million for
special education programs  for children with disabilities.   A $293  million
program was  also  funded  for pupils   at  risk  of  educational   failure,
including  basic  skills  improvement.    The State  appropriated $474.8
million on behalf of school districts as the employer share of the teachers' pension and benefits programs, $263.8 million to pay for the cost of pupil
transportation   and   $57.4   million    for transition   aid,  which
guaranteed   school districts  a  6.5%  increase  over  the   aid received  in
fiscal year 1991 and  is  being phased out over six years.

      Appropriations  to  the  Department  of Community  Affairs  total $635.1
million  in State  Aid monies for fiscal year 1995.   The principal    programs
funded    were    the Supplemental  Municipal  Property   Tax   Act ($314.1
million);     the      Municipal Revitalization   Program  ($165.0   million);
municipal   aid   to  urban  communities   to maintain   and  upgrade
municipal   services ($40.7  million);  and  the  Safe  and  Clean
Neighborhoods   Program   ($58.9    million).  Appropriations to the State
Department of the Treasury total $321.3 million in State Aid monies for fiscal year 1995. The principal programs funded by these appropriations were payments under the Business Personal Property Tax Replacement Programs ($158.7 million); the cost of senior citizens, disabled and veterans
property   tax   deductions    and exemptions  ($41.7 million); aid  to
densely populated   municipalities  ($25.0  million); Municipal  Purposes  Tax
Assistance   ($30.0 million); and payments to municipalities  for services  to
state  owned  property   ($34.9 million).

      Other  appropriations of State  aid  in fiscal  year 1995 include:
welfare programs ($499.1 million); aid to county colleges ($123.6 million); and aid to county mental hospitals ($79.4 million).

        The second largest portion of appropriations in fiscal 1995 is applied to Direct State Services: the operation of State government's
17   departments,   the Executive  Office, several  commissions,  the State
Legislature  and  the  Judiciary.   In fiscal 1995, appropriations for Direct
State Services aggregate $5,203.1 million. Some of the major appropriations for Direct State Services during fiscal 1995 are detailed below.

      $595.3 million was appropriated for programs administered by the Department of Human Services. The Department of Labor is appropriated
$51.4   million    for    the administration  of  programs   for   workers'
compensation,  unemployment  and   disability insurance,  manpower development,
and  health safety inspection.

       $27.7  million  is  appropriated   for administration    of   the
Medicaid    and pharmaceutical  assistance to  the  aged  and disabled
programs;   $14.9   million    for administration   of   the   various
income maintenance   programs,  including   Aid   to Families with Dependent
Children(AFDC); $69.3 million for the Division of Youth and  Family Services,
which protects the children of  the State   from  abuse  and  neglect  and
$15.0 million for juvenile community programs which serves juveniles who have violated the laws of the State and have been committed to the Juvenile Services Division.

        The   Department   of   Health    was appropriated $32.3 million for
the prevention and  treatment of diseases, alcohol and  drug abuse  programs,
regulation  of  health  care facilities,   and   the  uncompensated   care
program.

      $689.3 million was appropriated to  the Department  of  Higher  Education
for   the support  of  eight  State  colleges,  Rutgers University,  the  New
Jersey  Institute   of Technology,  and the University  of  Medicine and
Dentistry of New Jersey.

      $932.6 million was appropriated to the Department of Law and Public Safety and the Department of Corrections.

      $92.3  million was appropriated to  the Department of Transportation for
the  various programs   it   administers,  such   as   the maintenance  and
improvement of the State highway systems and subsidies for railroads and bus companies.

      $176.6 million was appropriated to the Department of Environmental Protection for the protection of air, land, water, forest, wildlife and shellfish resources and for the provision of outdoor recreational facilities.

      The primary method for State financing of capital projects is through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State. State tax revenues and certain other fees are pledged to meet the principal and interest payments required to pay the debt fully. No general obligation debt can be issued by the State without prior voter approval, except that no voter approval is required for any law authorizing the creation of a debt for the
purpose   of refinancing  all or a portion of  outstanding debt  of  the
State, so long as such law requires that the refinancing provide a debt service savings.

      All appropriations for capital projects and    all    proposals   for
State    bond authorizations are subject to the review  and recommendation  of
the New Jersey  Commission on  Capital  Budgeting  and  Planning.   This
permanent   commission  was  established   in November,  1975,  and  is
charged with the preparation of the State Capital Improvement Plan, which contains proposals for State spending for capital projects.

       The   aggregate  outstanding   general obligation bonded indebtedness of
the State as of June 30, 1993 was $3.549.7 billion. The debt service obligation for outstanding indebtedness is $119.9 million for fiscal year 1994.

     Aside from its general obligation bonds, the State's "moral obligation" backs certain obligations issued by the New Jersey Housing and Mortgage Finance Agency, the South Jersey Port Corporation (the "Corporation") and the Higher Education Assistance Authority. As of June 30, 1992, there was outstanding in excess of $1 billion of moral obligation bonded indebtedness issued by such entities, for which the maximum annual debt service was over $101 million as of such date. The State provides the Corporation with funds to cover debt service and property tax requirements when earned revenues are anticipated to be insufficient to cover these obligations. For the calendar years 1986 through 1992, the State has appropriated
$12,237,565.00   to cover   property   tax  shortfalls   of   the Corporation.

      At any given time, there are various numbers of claims and cases pending against the State, State Agencies and employees, seeking recovery
of monetary damages that are primarily  paid  out  of  the  fund   created
pursuant  to  the Tort Claims  Act,  N.J.S.A.  59:1-1  et  seq.  In addition,
at  any  given time   there  are  various  contract   claims against  the State
and State agencies seeking recovery  of monetary damages.  The State  is unable
to  estimate its exposure  for  these claims  and  cases.   An  independent
study estimated an aggregate potential exposure of $50 million for claims pending, as of January 1, 1982. It is estimated that were a similar study made of claims currently pending,  the amount  of such estimated exposure would  be somewhat higher.  New Jersey is involved in a number of lawsuits in
which adverse decisions could    materially   affect   revenues    or
expenditures. Such cases include challenges to its system of educational funding, the methods by which the State Department of Human Services shares with county governments the maintenance recoveries and costs for
residents in State psychiatric hospitals  and residential      facilities
for      the developmentally disabled.

      Other lawsuits that could materially affect revenue or expenditures include a suit by a number of taxpayers seeking refunds of taxes paid to the Spill Compensation Fund pursuant to N.J.S.A. 58:10-23.11; a suit
alleging   that  unreasonably  low   Medicaid payment rates have been
implemented for long- term  care facilities in New Jersey;  a  suit alleging
unfair  taxation   on   interstate commerce;  a suit by Essex County seeking
to invalidate the State's method of funding  the medical  system and a suit
seeking return  of moneys   paid   by   various   counties   for maintenance of
Medicaid or Medicare eligible residents of institutions and facilities for the developmentally disabled, and a suit challenging the imposition of premium tax surcharges on insurers doing business in New Jersey, and assessments upon property and casualty liability insurers pursuant to the Fair Automobile Insurance Reform Act.

      Legislation approved June 30, 1992, effective immediately, called for revaluation of several public employee pension funds, authorized an adjustment to the assumed rate of return on investment and refunds $773 million in public employer contributions to the State from various pension funds, to be reflected as a revenue source for Fiscal Year 1992 and $226 million in Fiscal Year 1993 and each fiscal year thereafter. Several labor
unions   filed   suit  seeking   a   judgment directing  the State Treasurer to
refund  all monies transferred from the pension funds and paid  into  the
General  Fund.   An  adverse determination would have a significant impact on
Fiscal  Years  1992  and  1993   revenue estimates.

       Bond  Ratings:   Citing  a  developing pattern of reliance on
non-recurring measures to  achieve budgetary balance, four years  of financial
operations  marked   by   revenue shortfalls  and operating deficits,  and  the
likelihood  that  financial  pressures   will persist,  on August 24, 1992
Moody's  lowered from  Aaa to

Aa1 the rating assigned  to  New Jersey  general obligation bonds.  Currently,
Standard  &  Poor's rates New Jersey  general obligation  bonds  AA+.   On
July 6, 1992, Standard & Poor's affirmed its AA+ ratings on New Jersey's general obligation and various lease and appropriation backed debt, but its ratings outlook was revised to negative for the longer term horizon (beyond four months) for resolution of two items: (i) the Federal Health Care
Facilities Administration ruling concerning retroactive  Medicaid   hospital
reimbursements   and   (ii)    the    State's uncompensated  health  care
funding  system, which  is  under review in the U.S.  Supreme Court.

                             APPENDIX E

The  following information is  a  summary  of special  factors affecting
Florida  municipal obligations.   It does not purport  to  be  a complete
description  and   is   based   on information   from  statements  relating
to securities offerings of Florida issuers.

 Additional  Discussion  of  Special   Factors Relating to Florida Municipal
Obligations In 1980, Florida was the seventh most populous state in the U.S. The State has grown dramatically since then an as of April 1, 1993,
ranks  fourth  with  an  estimated population   of   13.5   million.
Florida's attraction, as both a growth and retirement state, has kept net migration fairly steady with an average of 292,988 new residents a year from 1983 through 1993. The U.S. average population increase since 1982 is about 1% annually, while Florida's average annual rate of increase is about 2.5%. Florida continues to be the fastest growing of the ten largest states. This strong population growth is one reason the State's economy is
performing better  than  the  nation  as  a  whole.   In addition  to
attracting senior  citizens  to Florida as a place for retirement, the  State
is   also   recognized   as   attracting    a significant    number    of
working    age individuals.  Since 1983, the  prime  working age  population
(18-44)  has  grown  at   an average  annual rate of 2.6%.  The  share  of
Florida's  total working age population  (18- 59)    to    total   State
population    is approximately 54%. This share is not expected to  change appreciably into the twenty-first century.

      The State's personal income has been growing strongly the last several years and has generally out performed both the U.S. as a whole and the southeast in particular, according to the U.S. Department of Commerce and the Florida Consensus Economic Estimating Conference. This is due to the fact that Florida's population has been growing at a very strong pace and, since the early 70's the State's economy has diversified so as to provide greater insulation from national economic downturns. As a result, Florida's real per capita personal income has tracked closely with the
national average  and  has tracked   above  the  southeast.  From   1984
through 1993, the State's real per capita income rose an average 5.4% a year, while the national real per capita income increased at an average 5.5%.

      Because Florida has a proportionately greater retirement age population, property income (dividends, interest and rent) and transfer
payments  (Social   Security   and pension  benefits  among  other  sources
of income) are relatively more important sources of income. For example, Florida's total wages and salaries and other labor income in 1993 was 62% of total personal income, while a similar figure for the nation for 1990
was 72%.  Transfer  payments are  typically  less sensitive   to   the
business   cycle   than employment  income  and,  therefore,  act  as
stabilizing forces in weak economic periods.

      The  State's per capita personal income in  1993  of $20,857 was slightly
above  the national average of $20,817 and significantly ahead   of  that  for
the southeast United States, which was $18,753. Real personal income in the State is estimated to increase 4.5% in 1994-95 and 4.2% in 1995-96. By the end of 1995-96, real personal income per capita in the State is projected to average 4.5% higher than its 1993-94 level.

      Since 1980, the State's job creation rate is well over twice the rate for the nation as a whole, and its growth rate in new non-agricultural jobs is the fastest of the 11 most populous states and second only to
California in the absolute number of new jobs created.   Contributing to the
State's  rapid rate  of  growth in employment and income  is international
trade.   In  addition,   since 1980,  the  State's  unemployment  rate   has
generally tracked below that of the Nation's unemployment rate. However, as the State's economic growth has slowed from its previous highs, the State's
unemployment  rate  has tracked  above  the national   average.

The average rate in Florida since 1980 has  been 6.5%   while  the national
average  is 7.1%.  According to the U.S. Department of Commerce, the   Florida
Department of   Labor   and Employment   Security,   and   the    Florida
Consensus Economic  Estimating   Conference (together  the  "Organization")
the  State's unemployment rate was 8.2%  during 1992.   As of  January 1994,
the Organization estimates that the unemployment rate will be 6.7% for 1993-94 and 6.1% in 1994-95.

      The rate of job creation in Florida's manufacturing sector has exceeded that of the U.S. From the beginning of 1980 through 1993, the state added over 50,100 new manufacturing jobs, an 11.7% increase. During the same period, national manufacturing employment declined ten out of the fourteen years, for a loss of 2,977,000 jobs.

      Total non-farm employment in Florida is expected to increase 2.7% in 1993-94 and rise 3.8% in 1994-95. Trade and services, the two largest, account for more than half of the total non-farm employment. Employment in the service sectors should experience an increase of 5.4% in 1994-95, while growing 4.7% in 1995-96. Trade is expected to expand 3.1% in 1995 and 3.2% in 1996. The service sector is now the State's largest employment category.

                            Construction

     The State's economy has in the past been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years and continues to do so as a result of continued diversification of the State's  economy.  The State  is still
somewhat at the mercy of  the construction    and   construction    related
manufacturing industries. For example, in 1980, total contract construction employment as a share of total non-farm employment was just over 7%, and in 1993, the share had edged downward to 5%. This trend is expected to continue as the State's economy continues to diversify. Florida, nevertheless, has a dynamic construction industry, with single and multi-family housing starts accounting for 8.5% of total U.S. housing starts
in 1993 while  the State's population is 5.3% of  the U.S.   total  population.
Florida's housing starts since 1980 have represented an average of 11.0% of the U.S.'s total annual starts, and since 1980, total housing starts have averaged 156,450 a year.

      A driving force behind the State's construction industry has been the State's rapid rate of population growth. Although the State currently is the fourth most populous state, its annual population growth is now projected to decline as the number of people moving into the State is
expected  to  hover near   the   mid   250,000   range   annually throughout
the 1990s. This population trend should provide fuel for business and home builders to keep construction activity lively in Florida for some time to come. However, other factors do influence the level of construction in
the  State.  For   example, federal  tax reform in 1986 and other changes to
the   federal  income  tax   code   have eliminated tax deductions for owners
of  more than  two  residential real estate properties and have lengthened
depreciation schedules on investment    and   commercial    properties.
Economic  growth  and  existing  supplies  of homes   also  contribute  to  the
level   of construction  in  the  State.   Also,   while interest  rates
remain  low  currently,   an increase    in    interest    rates     could
significantly adversely impact the  financing of  new  construction with the
State, thereby adversely  impacting unemployment  and  other economic   factors
within  the   State.   In addition,  available commercial office  space has
tended to remain high over the past few years. So long as this glut of commercial rental space continues, construction of this be of space will likely continue to remain slow.

      Single and multi-family housing starts in 1994-95 are projected to reach a combined level of 118,000, increasing to 124,100 next year.
Lingering  recessionary  effects   on consumers  and tight credit are some  of
the reasons for relatively slow core construction activity, as well as lingering effects from the 1986 tax  reform legislation  discussed above.  However, construction is one  of
the sectors  most  severely affected  by Andrew.  Total    construction
expenditures     are forecasted  to  increase 6.6% this  year  and increase
7.5% next year.


       The   State   has  continuously   been dependent on the highly cyclical
construction and    construction   related   manufacturing industries.   While
that   dependency   has decreased, the State is still somewhat at the mercy
of    the    construction    related manufacturing  industries.  The
construction industry is driven to a great extent by the State's rapid growth in population. There can be no assurance that population growth will continue throughout the 1990's in which case there could be an adverse impact on
the State's   economy   through   the   loss   of construction    and
construction    related manufacturing  jobs.  Also,  while   interest rates
remain low currently, an increase in interest rates could significantly adversely impact the financing of new construction within the State,
thereby adversely impacting unemployment   and  other  economic   factors
within the State. In addition, available commercial office space has tended to remain high over the past few years. So long as this glut of commercial rental space continues, construction of this type of space will likely continue to remain slow. Tourism

     Tourism is one of State's most important industries.   Approximately
41.1    million tourists  visited  the  State  in  1993,   as reported   by
the  Florida  Department   of Commerce. In terms of business activities and
state  tax  revenues, tourists in Florida  in 1993  represented  an estimated
4.5 million additional residents. Visitors to the State tend to arrive equally by air and car. The State's tourist industry over the years has
become    more   sophisticated,    attracting visitors   year-round  and,  to
a   degree, reducing   its   seasonality.  The   dollar's depreciation has
enhanced the State's tourism industry. Tourist arrivals are expected to increase by almost 5.0% percent this year and 3.4% next year. Tourist arrivals to Florida by air and car are expected to diverge from each other, air
decreasing 9.2%   and  2.95 next  year and auto increasing 0.7% this year and
4.0% next year. By the end of the State's current fiscal year, 42.1 million domestic and international tourists are expected to have visited the State. In 1995-96, tourist arrivals should approximate 43.6 million.

                           Revenues and Expenses

      Estimated  fiscal year 1994-95  General Revenue  plus Working Capital
funds available to  the State total $14,624.4 million, a 5.7% increase   over
1993-94.  This  reflects   a transfer  of  $159  million in  non-recurring
revenue due to Andrew, to a hurricane  relief trust fund. Of the total General
Revenue plus Working Capital funds available to the State, $13,858.4   million
of  that  is   Estimated Revenues (excluding the Andrew impact)  which
represents  an  increase  of  7.9%  over  the previous  year's  Estimated
Revenues.   With effective   General  Revenues  plus   Working Capital   Fund
appropriations  at  $14.311.1 million, unencumbered reserves at the end  of
1994-95  are  estimated  at  $313.3  million.  Estimated,   fiscal  year
1995-96   General Revenue  plus  Working  Capital  and   Budget Stabilization
funds available total $15,145.9 million.  a  3.6% increase over 1994-95.  The
$14,647.2   million  in  Estimated   Revenues represents  an  increase  of
5.7%  over  the previous year's Estimated Revenues.

      In fiscal year 1993-94, approximately 66% of the State's total direct revenue to its three operating funds were derived from State taxes, with Federal grants and other special revenue accounting for the balance. State sales and use tax, corporate income tax, intangible personal property tax,
and beverage   tax  amounted to 66%, 8%,  4%  and 4%,  respectively, of total
General  Revenue Funds  available during fiscal  1993-94.   In that   same
year, expenditures for education, health and welfare, and public safety amounted to approximately 49%, 32%, and 12%, respectively, of total expenditures from the General Revenue Fund.

      The  State's  sales and  use  tax  (6%) currently  accounts  for the
State's  single largest  source  of  tax receipts.   Slightly less  than 10% of
the State's sales and use tax is designated for local governments and is distributed to the respective counties in which collected for use by the counties, and the municipalities therein. In addition to this distribution,
local  governments may (by referendum)  assess  a  0.5%    or   a   1.0%
discretionary  sales  surtax   within   their county.   Proceeds  from  this
local option sales tax are earmarked for funding local infrastructure programs and acquiring land for public recreation or conservation or
protection  of natural resources as  provided under   applicable  Florida
law.    Certain charter  counties have other  taxing  powers.  In  addition, and  non-consolidated  counties with  a  population in excess of 800,000  may
levy   a  local  option  sales  tax  to  fund indigent  health  care.    It
alone   cannot exceed  0.5%  and  when  combined  with   the infrastructure
surtax  cannot  exceed  1.0%.  For  the  fiscal year ended June  30,   1994,
sales and use tax receipts (exclusive of the tax on gasoline and special fuels) totaled $10,012.5 million, an increase of 6.9% over fiscal year 1992-1993.

      The second largest source of  State tax receipts    is  the  tax   on
motor   fuels.  However,  these revenues are almost  entirely dedicated  trust funds for specific purposes and are not included in the State's General Revenue Fund.

     The State imposes an alcoholic beverage, wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of the State's major tax sources, with revenues totaling $439.8 million in fiscal year ending June 30, 1994. Alcoholic beverage tax receipts decreased 1.0% from the previous year's
total.   The revenues   collected  from   this   tax   are deposited  into  the
State's General  Revenue Fund.

      The  State  imposes a corporate  income tax.   All  receipts of the
corporate  income tax are credited to the General Revenue Fund.  For  the
fiscal  year ended June  30,  1994, receipts   from  this  source  were
$1,047.4 million,  and increase of 23.7%  from  fiscal year 1992-93.

      The  State imposes a documentary  stamp tax on deeds and  other documents
relating to realty,      corporate     shares,     bonds, certificates   of
indebtedness,   promissory notes,  wage  assignments, and retail  charge
accounts.    The   documentary   stamp    tax collections  totaled  $775.0
million  during fiscal  year  1993-94, a 21.3% increase  from the   previous
fiscal  year.   Beginning  in fiscal  year  1992-93, 71.29% of these  taxes are to  be deposited to the General  Revenue Fund.

       The   State   imposes  an   intangible personal   property  tax  on
stocks,  bonds, including  bonds secured by liens in  Florida real
property,    notes,     governmental leaseholds,  and certain  other
intangibles, not   secured   by  alien  on  Florida   real property.  The
annual rate of tax is 2 mils. Second, the State imposes a non-recurring 2 mil tax on mortgages and other obligations secured by liens on Florida
real  property.  In  fiscal   year  1993-94, total  intangible personal
property tax collections were $836.0 million, a 6.7% increase over the prior year. Of the tax proceeds, 66.5% are distributed to the General Revenue Fund.

      The State's severance tax taxes, oil, gas and sulfur production, as well as the severance of phosphate rock and other solid minerals. Total collections from severance taxes total $54.8 million during fiscal year 1993-94, down 15.0% from the previous year. Currently, 60% of this amount is transferred to the General Revenue Fund.

     The State began its own lottery in 1988. State law requires that lottery revenues be distributed 50% to the public in prizes, 38.0% for use in enhancing education, and the balance, 12.0% for costs of
administering the lottery.  Fiscal year 1993-94 lottery  ticket sales   totaled
$2.15  billion, providing education with approximately $816.2 million.

                   Debt-Balanced Budget Requirement

     At the end of fiscal 1993, approximately $5.61 billion in principal amount of debt secured by the full faith and credit of the State was
outstanding.  In addition,   since July  1, 1993,  the State issued about
$1.13 billion in principal amount of full faith and credit bonds.

      The  State  Constitution  and  statutes mandate  that the State budget,
as  a  whole, and   each  separate fund  within  the  State budget,  be  kept
in balance form currently available revenues each fiscal year. If the Governor or Comptroller believes a deficit will occur in any State fund, by
statute,  he must    certify    his   opinion    to    the Administrative
Commission,  which  then   is authorized to reduce all State agency budgets and
releases  by  a  sufficient  amount   to prevent a deficit in any fund.
Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.


                                Litigation

      Currently under litigation are  several issues  relating  to State
actions  or  State taxes  that  put at risk substantial  amounts of     General
Revenue     Fund    monies.  Accordingly, there is no assurance  that  any of
such matters, individually or in the aggregate, will not have a immaterial adverse affect on the State's financial position.

      Florida law provides preferential tax treatment to insurers who maintain a home office in the State. Certain insurers challenged the constitutionality of this tax preference and sought a refund of taxes paid. Recently, the Florida Supreme Court ruled in favor of the State. This case and others, along with pending refund claims, total about $150 million.

      The  State  imposes a $295 fee  on  the issuance of certificates of title
for a motor vehicles previously titled outside the State.  The   State   has
been sued by plaintiffs alleging that this fee violates the Commerce Clause of the U.S. Constitution. The Circuit Court in which the case was filed has
granted summary  judgment for the plaintiffs and  has enjoined   further
collection of the impact fee and has ordered refunds to all those who have paid the fee since the collection of the fee went into effect. The State has appealed the lower Court's decision and an automatic stay has been granted to the State allowing it to continue to collect the fee. The potential refund exposure to the State if it should lose the case may be in excess off $100 million.

      The State maintains a rating of Aa  and AA   from   Moody's  Investors
Service   and Standard  & Poors  Corporation, respectively, on  the  majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenues source from which such series derives funds for repayment. While these ratings and some of the information presented above indicate that the State is in satisfactory economic health, there can be no assurance that
there will  not be a decline in economic conditions or   that   particular
conditions  or   that particular Bonds purchased  by the Trust will not   be
adversely  affected  by  any   such changes.

                                  APPENDIX F

The  following information is  a  summary  of special  factors affecting
Georgia  Municipal Obligations.   It does not purport  to  be  a complete
description  and   is   based   on information   from  statements  relating
to securities offerings of Georgia issuers.   Additional  Discussion  of
Special   Factors Relating to Georgia Municipal Obligations

On December 31, 1992, the state government of Georgia had the 46th lowest debt level per capita of all states in the United States, which is reflective
of a very  conservative fiscal   approach  taken  by  elected   state
officials, tempered during a three to four year economic slow-down. Typically, general obligation bonds of the state are issued pursuant to the powers granted under Article VII, Section IV of the Constitution of the
State    of    Georgia   (    the    "Georgia Constitution"), which provides
that the bonds are the direct and general obligations of the state.

The Georgia Constitution further mandates that the General Assembly "shall raise by taxation and appropriate each fiscal year ... such amounts as are necessary to pay debt service requirements in such fiscal year on
all  general  obligation debt".  The  Georgia Constitution   further   provides
for   the establishment of a special trust  fund  which is  designated the
"State of Georgia General Obligation Debt Sinking Fund" which is used for the payment of annual debt service requirements on all general obligation debt.

Virtually all debt obligations represented by bonds   issued  by  the  State
of   Georgia, counties,  or municipalities or other  public authorities require validation by a  judicial proceeding  prior  to the  issuance  of  such
obligation.  The  judicial  validation  makes these    obligations
incontestable     and conclusive,  as  provided under  the  Georgia
Constitution.

The  State  of Georgia operates on  a  fiscal year  beginning on July 1 and
ending on  June 30.   Each  year  the  State  Economist,  the Governor,  and
the State Revenue Commissioner jointly prepare a revenue forecast upon which is
based   the   state  budget   which   is considered,  amended,  and  approved
by  the Georgia  General  Assembly. Since  1975,  the Governor   and  the
General  Assembly   have attempted to maintain a $100 million  reserve fund,
which in 1992 was eroded because of a revenue shortfall. For the first ten months of the fiscal year ending June 30, 1995, the State of Georgia enjoyed an 8.0% growth in revenues and had an $565,3111,040.50 increase in revenues
above the same ten month  period ending   fiscal  1994.   However,   this   is
decrease compared to fiscal year 1994 which had a 9.5% growth in revenues over fiscal year 1993. The surplus for fiscal year 1993 far exceeded the Governor's budget allocation of $124 million.

In the past two years, the Governor has successfully eliminated more than 5,000 state jobs, which has contributed dramatically to his efforts to balance the state budget.

For the next several years, Georgia has a very bright economic future highlighted by a $2 billion stimulus to the economy which is expected from Atlanta's hosting of the 1996 Summer Olympic Games. Manufacturing activity, particularly in the textile, apparel and carpet sectors, has increased dramatically as a result of increased home building. However, the real estate/construction industry remains in a recession caused by over-building of commercial office space and industrial parks in the late 1980s. Military base closings in other states are expected to mildly impact the Georgia economy with the consolidation of military installations so that Georgia will
have  a  net  gain in service  personnel.  In recent   years,  Georgia  has
enjoyed   the economic stimulus caused by a number of major corporate relocations led by  United  Parcel Service  of  America, Inc., which  moved
its World     Headquarters    from     Greenwich, Connecticut   to  Atlanta.
This   move   was followed  by  Holiday  Inn  Worldwide,  which moved   its
headquarters  to  Atlanta   from Memphis.

                            APPENDIX G

The  following information is  a  summary  of special    factors   affecting
Pennsylvania Municipal  Obligations.  It does not  purport to  be a complete
description and is based on information   from  statements  relating   to
securities offerings of Pennsylvania issuers.   Additional  Discussion  of
Special   Factors Relating     to    Pennsylvania     Municipal Obligations
      Potential  purchasers of Units  of  the Trust  should  consider  the
fact  that  the Trust's   portfolio  consists  primarily   of securities
issued  by  the  Commonwealth  of Pennsylvania   (the   "Commonwealth"),    its
municipalities  and  authorities  and  should realize the substantial risks
associated with an  investment in such securities.   Although the  General
Fund of the Commonwealth (the principal operating fund of the Commonwealth) experienced deficits in fiscal 1990 and 1991, tax increases and spending decreases helped return the General Fund balance to a surplus at June 30, 1992 of $87.5 million and at June 30, 1993 of $698.9. The deficit in the Commonwealth's unreserved/undesignated funds of prior years also was reversed to a surplus of $64.4 million as of June 30, 1993.

      Pennsylvania's economy historically has been dependent upon heavy industry, but has diversified recently into various services, particularly
into   medical   and    health services,  education and financial  services.
Agricultural industries continue to be an important part of the economy, including not only the production of diversified food and livestock products, but substantial economic activity in agribusiness and
food-related industries.   Service  industries   currently employ the greatest
share of non-agricultural workers, followed by the categories of  trade and
manufacturing.     Future    economic difficulties in any of these industries
could have an adverse impact on the finances of the Commonwealth or its municipalities, and could adversely affect the market value of the Bonds
in  the  Pennsylvania  Trust  or   the ability  of the respective obligors  to
make payments  of  interest and principal  due  on such Bonds.

      Certain litigation is pending against the Commonwealth that could adversely affect the ability of the Commonwealth to pay debt service on its
obligations, including  suits relating to the following matters:   (i)  the
ACLU   has   filed  suit  in  federal   court demanding   additional  funding
for   child welfare services; the Commonwealth settled  a similar  suit  in the
Commonwealth Court of Pennsylvania and is seeking the dismissal of the federal suit, inter alia, because of that settlement. The district court has denied class certification to the ACLU, and the parties have stipulated to a judgment against the plaintiffs to allow plaintiffs to appeal the denial of
a class certification  to  the Third  Circuit;   (ii) in 1987,  the  Supreme
Court of Pennsylvania held that the statutory scheme  for  county funding of
the  judicial system   to   be   in   conflict   with   the Constitution of the
Commonwealth  but  stayed judgment pending enactment by the legislature of
funding  consistent with the opinion  and the   legislature   has   yet   to
consider legislation implementing the judgment; (iii) several banks have filed suit against the Commonwealth contesting the constitutionality of a law enacted in 1989 imposing a bank shares tax; in July 1994, the Commonwealth Court en banc upheld the constitutionality of the 1989 bank shares tax law but struck down a companion law to provide credits against
the  bank  shares  tax for new  banks;  cross appeals   from   that   decision
to    the Pennsylvania Supreme Court have  been  filed; (iv)  litigation has been filed in both state and federal court by an association of rural and small schools and several individual school districts and parents
challenging  the constitutionality   of   the   Commonwealth's system  for
funding local school districts-- the federal case has been stayed pending resolution of the state case and the state case is in the pre-trial state (no available estimate of potential liability); (v) the ACLU has brought a
class action on behalf  of inmates   challenging   the   conditions   of
confinement in thirteen of the Commonwealth's correctional   institutions;    a
proposed settlement agreement has been submitted to the court and members of the class, but the court has not yet set a date for hearing on the  terms of  the agreement  (no  available estimate of potential cost of
complying  with the   injunction  sought  but   capital   and personnel   costs
might  cost millions   of dollars)  and  (vi)  a consortium  of  public
interest law firms has filed a class action suit alleging that the Commonwealth has not complied with a federal mandate to provide screening, diagnostic and treatment services for all Medicaid-eligible children under
21; the district court denied class certification and   has   scheduled  the
case  for   trial (potentially liability estimated  at  between $9   million
and  $55  million); and  (vii) litigation has been filed in federal court by
the   Pennsylvania Medical  Society  seeking payment of the full co-pay and deductible  in excess of  the  maximum fees set  under  the Commonwealth's
medical assistance program for outpatient   services  provided  to   medical
assistance patients who were also eligible for Medicare; the Commonwealth received a favorable decision in the federal district court, but the Pennsylvania Medical Society won a reversal in the federal circuit court (potential liability estimated at $50 million per year).

      The Commonwealth's general obligation bonds have been rated AA- by Standard & Poor's and A1 by Moody's for more than the last five years.

      The  City of Philadelphia (the  "City") has   been   experiencing  severe
financial difficulties which has impaired its access to public   credit
markets  and   a   long-term solution  to the City's financial  crisis  is
still being sought. The City experienced a series of General Fund deficits for fiscal years 1988 through 1992.

     The City has no legal authority to issue deficit  reduction bonds on its
own  behalf, but  state  legislation has been  enacted  to create   an
Intergovernmental   Cooperation Authority  to  provide fiscal  oversight  for
Pennsylvania cities (primarily Philadelphia) suffering recurring financial difficulties. The Authority is broadly empowered to assist cities in avoiding defaults and eliminating deficits by encouraging the adoption of sound
budgetary  practices and issuing  bonds.   In order  for  the Authority to
issue  bonds  on behalf   of  the  City,  the  City  and   the Authority
entered into an intergovernmental cooperative agreement providing the Authority with certain oversight powers with respect to the fiscal affairs of the City, and the Authority approved a five-year financial plan prepared by the City. On June 16, 1992, the Authority issued a $474,555,000 bond issue on behalf of the City. The Authority approved the latest update of the five-year financial plan on May 2, 1994. The City has reported a surplus of approximately $15 million for fiscal year ending June 30, 1994. In July 1993, the Authority issued $643,430,000 of bonds to refund certain general obligation bonds of the City and to fund additional capital projects. In September 1993, the Authority issued $178,675,000 of bonds to advance refund certain of the bonds of the City and to fund additional capital projects.

                            APPENDIX H

The  following information is  a  summary  of special   factors  affecting
Ohio  Municipal Obligations.   It does not purport  to  be  a complete
description  and   is   based   on information   from  statements  relating
to securities offerings of Ohio issuers.   Additional  Discussion  of
Special   Factors Relating to Ohio Municipal Obligations

     The Ohio Trust will invest substantially all of its net assets in Ohio Obligations. The Ohio Trust is therefore susceptible to political, economic and regulatory factors that may affect issuers of Ohio Obligations. The following information constitutes only a brief summary of some of the complex factors that may affect the financial situation of issuers in Ohio, and is not applicable to "conduit" obligations on which the public issue itself has no financial responsibility.

       The creditworthiness of obligations issued by local Ohio issuers may be unrelated to the creditworthiness of obligations issued by the State, and generally there is no responsibility on the part of the State to make payments on those local obligations. There may be specific factors
that   are applicable  in connection with investment  in particular  Ohio
Obligations   or   in   the obligations  of particular Ohio issuers,  and it is
possible the investment will be in Ohio Obligations  or in obligations of
particular issuers as to which such specific factors are applicable.   However,
the  information  set forth  below  is intended only as  a  general summary
and  not a discussion  of  any  such specific   factors  that   may   affect
any particular   issuer   or   issue   of    Ohio Obligations.

     Ohio is the seventh most populous state, with   a  1990  Census  Count  of
10,847,000 indicating  a  0.5% population increase  from 1980.

      The economy of Ohio, while diversifying more   into   the  service  and
other   non- manufacturing  areas, continues  to  rely  in part on durable goods manufacturing, which is largely  concentrated in motor  vehicles  and
equipment,   steel,   rubber   products   and household  appliances.  As a
result, general economic activity in Ohio, as in many other industrially-developed states, tends to be more cyclical than in some other states and in the nation as a whole. Agriculture also is an important segment of the economy in the State, and the State has instituted several
programs  to provide financial assistance  to farmers.   The  State's  economy,
has   had varying effects on different geographic areas of  the  State and the political subdivisions located within those geographic areas.

      In prior years, the State's overall unemployment rate is commonly somewhat higher than the national average. In January 1993 and February 1993, the unemployment rate was 8.2 and 7.8, respectively, compared to the national rates 7.9 and 7.7 respectively. However, for both 1991 and 1992 the State rate was below the national rate; the State rates were
6.4% and 7.2%, and the  national rates   6.7%  and  7.4%  respectively.    The
unemployment rate, and its effects, vary among particular geographic areas of the State.

      There can be no assurance that future state-wide or regional economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of Ohio Obligations held in the portfolio of the Ohio Trust or the ability of the particular obligors to make timely payments of debt service on (or lease payments relating to) those obligations.

      The State operates on the basis of a fiscal biennium for its appropriations and expenditures, and is precluded by law from ending a
fiscal year or biennium in a deficit position.    Most  operations  are
financed through the General Reserve Fund (GRF), with personal income and sales-use taxes being the major GRF sources.

      Growth and depletion of GRF ending fund balances show a consistent pattern related to national economic conditions, with the June 30 (end of
fiscal  year)  balance  reduced during   less  favorable  national   economic
periods  and increased during more  favorable economic times.

      Key  end  of biennium fund balances  at June  30,  1991 were $135,365,000
(unaudited) (GRF)  and approximately $300,000,000 (Budget Stabilization   Fund
(BSF),   a   cash   and budgetary    management   fund).    Necessary
corrective  steps were taken in  fiscal  year 1991  to  respond  to  lower than  estimated receipts  and higher expenditures in  certain categories.
Those   steps   included   the transfer of $64,000,000 from the BSF  to  the
GRF.  The State reported biennium ending fund balances  of  $135.3 million
(GRF)  and  $300 million (BSF).

      The  State  has established  procedures for,  and has timely taken,
necessary actions to  ensure  a  resource/expenditures  balance during   less
favorable  economic   periods.  These include general and selected reductions
in  appropriations spending; none  have  been applied  to  appropriations
needed  for  debt service   or  lease  rentals  on  any   State obligations.

     To allow time to complete the resolution of certain Senate and House differences in the budget and appropriations for the current biennium (beginning July 1, 1991), an interim appropriations act was enacted, effective July 1; it included debt service and lease rental appropriations
for the entire 1992-93 biennium,   while   continuing   most   other
appropriations for 31 days at 97%  of  fiscal year   1991  monthly  levels.
The   general appropriations  act for the  entire  biennium was passed on July
11, 1991 and signed by the Governor. It authorized the transfer, which has been made, of $200 million from the BSF to the GRF and provided for transfers in fiscal year 1993 back to the BSF if revenues are sufficient for the purpose (which the State Office of Budget and Management, OBM, at present thinks unlikely).

      Based  on updated fiscal year financial results and economic forecast for
the  State, in   light   of   the  continuing   uncertain nationwide economic
situation, OBM projected, and  was timely addressed, a fiscal year 1992
imbalance  in GRF resources and expenditures.  GRF   receipts   were
significantly   below original  forecasts,  a  shortfall  resulting primarily from lower collections of  certain taxes,  particularly  sales  and  use taxes. Higher than earlier projected expenditure levels totaling approximately $143,000,000 resulted from higher spending in certain areas, particularly human services, including Medicaid. As an initial action, the Governor ordered most State agencies to reduce GRF appropriations spending in the final six months of fiscal year 1992 by a total of approximately $184 million (debt service and lease rental obligations were not affected). The General Assembly authorized, and OBM made in June 1992, the transfer to the GRF of the $100.4 million BSF balance and additional
amounts  from  certain  other  funds.   Other administrative  revenue and
spending  actions resolved   the   remaining   GRF   imbalance, resulting  in
positive GRF fiscal  year  1992 ending fund and cash balances.

        A    significant    GRF    shortfall, approximately   $520   million,
was    then projected for fiscal year 1993.  It had  been addressed  by
appropriate  legislative   and administrative actions.  As a first step  the
Governor  ordered, effectively July 1,  1992, $300   million   in  selected
GRF   spending reductions.  Executive and legislative action in   December
1992  (a  combination  of  tax revisions   and   additional   appropriations
spending reductions) is projected by OBM to balance GRF resources and expenditures in this biennium and provide a better base  for the appropriations  for the  next  biennium.  Those
actions   included   tax revisions estimated    to    produce   an
additional $194,500,000 this fiscal year, and additional appropriations spending reductions totaling approximately $50,000,000 are provided for in that legislation and subsequent action by the Governor.

      Litigation filed on February 1, 1993 seeks to have a new tax on soft drinks, included in those tax revisions, declared invalid and its
collection  enjoined.   The trial court's preliminary injunction has been
stayed   by   the  Ohio  Supreme   Court   on procedural grounds, and that tax
is  for  now being    collected.    OBM   had    estimated approximately
$18,500,000  being   collected from  that tax this fiscal year, representing
less than 10% of the projected additional tax revenues. Several bases for invalidity were asserted, including a claim that the bill in which this and
other elements  of  the  tax package   (   as  well  as  certain   capital
appropriations and financing authorizations ) were   included   did  not
comply   with   a constitutional    "one-subject"    procedural requirement.

      Supplementing the general authorization for the Governor's spending reduction orders described above and exercised several times in this biennium, the biennial appropriations act authorizes the OBM Trustee to implement up to 1% fiscal year reduction in GRF amounts appropriated if on March 1 of either fiscal year of the biennium receipts for that fiscal year
are   for   any   reason   more   than $150,000,000  under estimates  and  the
then estimated GRF ending fund balance is less than $50,000,000. Expressly, excerpted from this cutback authorization are debt service and
lease rental appropriations.   In  light of  the  other  corrective actions
described above,  this supplemental spending  reduction authorization was not
implemented  in  fiscal year   1992  and  is  not  expected   to   be
implemented in fiscal year 1993.

The  general appropriations process  for  the next  biennium (beginning July 1,
1993)  has commenced with the Governor's presentation of a   proposed   GRF
budget to the General Assembly. That budget document and the related appropriations bill as introduced and passed by the House include all necessary
GRF appropriations   for  biennial   State   debt service and lease rental
payments.

      The incurrence or assumption of debt by the State without a popular vote is, with limited exceptions, prohibited by current provisions of
the State Constitution.   The State may incur debt to cover casual deficits or
failures in revenues or to meet expenses not otherwise provided for, but limited in amount to $750,000. The State is expressly precluded from
assuming the  debts  of  any local   government   or   corporation.    (An
exception in both cases is made for any  debt incurred    to   repel
invasion,   suppress insurrection, or defend the State in war.)

      By thirteen constitutional amendments (the last adopted in 1993), Ohio voters have authorized the incurrence of State debt to which taxes or excesses were pledged for payment. At January 31, 1994, $712.6 million
(excluding  certain  highway  bonds   payable primarily from highway use
charges)  of  this debt  was  outstanding or awaiting  delivery.  The   only
such  State  debt   then   still authorized to be incurred are portions of the
highway bonds and the following: (a) up to $100 million of obligations for coal research and development may be outstanding at any one time ($43.1 million outstanding); (b) $1.2 billion of obligations authorized for local infrastructure improvements, no more than $120 million may be issued in any calendar year ($645.2 million outstanding or awaiting delivery, $480
million  remaining   to   be issued);  and  (c)  up  to  $200  million  in
general   obligation  bonds  for  parks   and recreation purposes may be
outstanding at any one time ( no more than $50 million to be issued in any one year, and none have yet been issued).

      The Constitution also authorized the issuance, for certain purposes, of State obligations, the owners of which are not given the right to have excises or taxes levied to pay debt service. Those special obligations include bonds and notes issued by, among others, the Ohio

Public Facilities Commission and the Ohio Building Authority. A total of $4.28 billion of those obligations were outstanding at January 31, 1994.

        A 1990 constitutional amendment authorized greater State and political subdivision participation in the provision of individual and family housing, including borrowing for this purpose. The General Assembly may authorize the issuance of State obligations secured by a pledge of all or
such   portion  as  it  authorizes  of  State revenues    or    receipts,
although    the obligations  may  not  be  supported  by  the State's full faith and credit.

      State and local agencies issue revenue obligations that are payable from revenues of revenue-producing facilities or categories of facilities, which obligations are not "debt" within constitutional provisions or payable from
taxes.   In  general,  lease   payment obligations  under lease-purchase
agreements of Ohio issuers (in connection with which certificates of participation may be issued) are limited in duration to the issuer's fiscal period, and are renewable only upon appropriations being made available for the subsequent fiscal periods.

     Local school districts in Ohio receive a major   portion   (on  a
statewide   basis, historically  approximately  46%)  of   their operating
moneys from State subsidies ( known as   the   Foundation  Program  ),  but
are dependent on local ad valorem property  taxes and   in,  88  districts,
income  taxes  for significant   portions  of   their   budgets.  Litigation
has recently been filed,  similar to  that  in  other states,  questioning  the
constitutionality of Ohio's system of  school funding.   A small number of the
State's  612 local  school  districts  have  in  any  year required special
assistance to avoid year-end deficits.   A  current  program  (  Emergency
School Advancement Fund ) provides for school district cash-need borrowing directly from commercial lenders, with State diversion of subsidy
distributions to repayment if needed; 26   districts  borrowed  a  total  of
$41.8 million  in  fiscal  year  1991  under   this program,  in  fiscal  year
1992, borrowings totaled $68.6 million (including over $46.6 million by one district);in fiscal year 1993, 43 districts borrowed approximately $94.5
million   (including  $75  million  for   one district)  and  in  fiscal  year
1994   loan approvals totaled at January 31, 1994,  $9.90 million for 16 districts.

       Ohio's  943  incorporated  cities  and villages  rely  primarily  on
property   and municipal  income taxes for their operations, and,  with  other local governments,  receive local  government  support and  property  tax
relief   monies  distributed  by  the  State.  Procedures  have been established for those few municipalities that have on occasion faced significant financial problems, which include establishment of a joint
State/local commission   to  monitor  the  municipality's fiscal   affairs,
with  a   financial   plan developed to eliminate deficits and cure  any
defaults.   Since inception  in  1979,  these procedures have been applied to
23 cities and villages, in 18 of which the fiscal situation has   been
resolved  and   the   procedures terminated.

      At present the State itself does not levy any ad valorem taxes on real or tangible personal property. Those taxes are levied by political
subdivisions and other local taxing districts.   The Constitution has since
1934 limited the amount of the aggregate levy of ad valorem property taxes, without a vote of the electors or municipal charter provision, to 1% of
true value in money, and statutes limit  the  amount  of  the  aggregate   levy
without a vote or charter provision to 10 mills per $1 of assessed valuation (commonly referred to as the "ten-mill limitation"). Voted general obligations of subdivisions are payable from property taxes unlimited as to amount or rate.

Although revenue obligations of the State or its political subdivisions may be payable from a specific project or source, including lease
rentals, there can be no assurance that future   economic   difficulties   and
the resulting   impact   on   State   and   local government finances will not
adversely affect the market value of Ohio obligations held  in the portfolio of
the Trust or the ability  of the   respective  obligors  to  make   timely
payments  of principal and interest  on  such obligations.

The  outstanding Bonds issued by the  Sinking Fund   are  rated  Aa  by
Moody's Investors Service ("Moody's") and AAA by Standard & Poor's Corporation ("S&P"). In January 1982, S&P adjusted its rating on certain of
the State's general obligation bonds from AA+  to AA.    Previously,  in
November 1979, the ratings on general obligation debt of the State were changed by Moody's and S&P from Aaa and AAA to Aa and AA+, respectively. S&P did not at either time change its AAA ratings on the Bonds. The outstanding State Bonds issued by the Ohio Public Facilities Commission and the Ohio Building Authority are rated A+ by S&P and A by Moody's.

                                ANNUAL REPORT
                                      OF
                 SMITH BARNEY MUNI FUNDS -- NEW YORK PORTFOLIO
                   FOR THE FISCAL YEAR ENDED MARCH 31, 1995

--------------------------------------------------------------------------------
                                 ANNUAL REPORT
--------------------------------------------------------------------------------

1995
1995
1995                    [ARTWORK APPEARS HERE]
1995
1995
                        Smith Barney
                        Muni Funds

                        New York Money
                        Market Portfolio
                        New York Portfolio
                        --------------------------------------------------------
                        March 31, 1995

[LOGO APPEARS HERE]     Smith Barney Mutual Funds
                        Investing for your future.
                        Every day.

---------------------------------------------
New York Money Market and New York Portfolios
---------------------------------------------

Dear Shareholder:

We are pleased to present the annual report and audited financial statements for Smith Barney Muni Funds New York Portfolio and New York Money Market Portfolio for the fiscal year ended March 31, 1995.

Market and Economic Overview

Since our last report to you in November, the fixed-income markets, and municipal bonds in particular, have enjoyed a powerful rally. Municipal bond yields have declined more than a full percentage point, as evidenced by the drop in the average yield on The Bond Buyer's weekly 25-Bond Revenue Index of 30-year municipal bonds from a high of 7.37% on November 17, 1994 to 6.29% on March 31, 1995. This was substantially better than the performance of the benchmark 30-year Treasury bond, which experienced a decline in yield of 70 basis points from 8.13% to 7.43% during the same time frame.

The vastly improved bond markets reflect a growing consensus that inflation will remain under control, and the Federal Reserve Board will be successful in engineering a "soft landing" by slowing the economy down to a more sustainable, non-inflationary rate of growth. The seven increases in the federal funds rate (the rate banks charge each other for overnight loans), orchestrated by the Fed since February 1994, appear to be slowing the pace of economic growth. Recent economic reports show a slower rate of increase in employment, producer prices, and retail sales. Industrial production and capacity utilization were also lower than expected, signalling a possible slowdown in the country's strong manufacturing sector. These generally favorable economic fundamentals are more than offsetting concerns about the substantial decline in the value of the dollar relative to the Japanese yen and German mark on the foreign exchange markets.

Late in April, several tax-reform proposals which recommend a flat Federal income tax rate began to receive increased attention in the national financial press and from municipal bond market participants. Adoption of a flat tax would diminish the advantages of tax exemption for municipal bonds. Although the various plans being circulated are only proposals, the publicity surrounding them has recently caused some investors to back away from the municipal bond market. In our opinion it is much too early in the process to predict what changes in the tax laws, if any, will actually take place, but tax reform will certainly be a major topic of political debate over the next few years. Many observers believe that the more radical proposals for changes in the way taxes are collected have little chance for enactment.

Absent these tax-reform concerns, municipals would probably continue to be strong performers relative to Treasuries and other taxable investments due to the low supply of new issues. Not only did last year's spike in interest rates sharply reduce refinancing activity in the municipal market, but voter pressure on states and municipalities to rein in spending and cut taxes, or at least avoid tax increases, has also resulted in a roughly 30% decline in new-money financing. In addition, the universe of existing municipal bonds is shrinking. In 1995, an estimated $230 billion in older, high-coupon issues will mature or be called as they reach their first optional call dates. With estimates of new-issue volume at less than $150 billion, the net reduction in municipal debt outstanding could approach $100 billion this year, contracting the market by about eight percent. Ordinarily, a reduction in supply of this magnitude would be expected to provide a powerful boost for municipal bond values as it did earlier this year. Uncertainties about various tax proposals, however, will probably keep municipals from trading any better than their normal relationship to taxable investment alternatives.

The New York State Economy

Economic conditions in New York remain below average, although financial performance has shown recent signs of improvement. In 1994, for the second consecutive year, the state closed the fiscal year with a budget surplus. Governor Pataki has proposed a cut in personal income taxes as well as cuts in the current budget's spending plan for transportation, education, health and social services. The rating agencies will be scrutinizing his tax-cut plans for offsetting reductions in expenditures. New York is currently rated A by Moody's and A- (with a positive outlook) by Standard & Poor's.

New York Portfolio

The New York Portfolio had a total return of 6.32% (Class A shares) for the fiscal year. That was significantly above the 5.20% average total return for all New York municipal bond funds over the same period, as reported by Lipper Analytical Services.

Long-term performance of the Portfolio is also excellent relative to its peers. The Portfolio's five-year cumulative total return (excluding sales charge) of 52.14% (Class A shares) substantially outperformed the 46.48% average cumulative total return for all New York municipal bond funds in the Lipper survey for the period ended March 31, 1995. (Please see Average Annual Total Return chart on page 6 of this report for additional information.) It is also noteworthy that this outstanding performance over the last five years has been achieved without the necessity for any capital gains distributions, an important consideration for investors interested in after-tax income.

While we generally have a positive outlook for the fixed-income markets, the size of the rally we have experienced so far would seem to leave little room for disappointment, and any sign of a rebound in economic activity is likely to result in a return to higher interest rates. We also believe that the unique supply and demand characteristics of the municipal market and tax-reform uncertainties will tend to exaggerate price swings relative to taxable investments.

In light of this viewpoint, we are maintaining a balanced approach to structuring the interest-rate sensitivity of the Portfolio by investing in a combination of both long and short effective maturities. Most long-term municipal bonds are callable prior to their stated maturity date. When a bond has a coupon higher than prevailing market yields, its maturity is effectively shortened to the call date for trading purposes because of the possibility that the issuer will exercise its option to replace the bond with lower-cost debt. We are retaining high-coupon bonds that trade well above their face value for the defensiveness of their shorter effective maturities and the above-market level of income they provide. However, we are also focusing on eliminating bonds with shorter call dates when they are trading near their face value. Such bonds have unfavorable performance characteristics because they retain the downside risk of their longer maturity if rates should rise, but their appreciation potential is limited by the shorter call date if interest rates decline. We are replacing such issues with bonds that have similar stated maturities but greater call protection.

Although this strategy sacrifices some of the current income being generated by the Portfolio, it enhances long-term performance potential if interest rates continue to decline without adding to downside risk if interest rates rise. We believe that positioning the Portfolio in this manner is the best way to achieve our objective of the highest tax-free income consistent with prudent investment risk.

New York Money Market Portfolio

As of March 31, 1995, the New York Money Market Portfolio's 7-day current yield was 3.32%, and its 7-day effective yield, which reflects compounding, was 3.38%. The Portfolio's tax-equivalent yield, or the yield you would have to earn on a similar taxable investment to match the tax-free yield, was 5.60% assuming you are in the 39.6% tax bracket. During the 12 months ended March 31, 1995, the Portfolio's monthly tax-exempt dividend distributions resulted in a tax-exempt annualized yield of 2.49%.

The New York Money Market Portfolio invests only in short-term securities which carry minimal credit risk. All of the Portfolio's holdings are rated within the top two short-term rating categories or are of comparable quality. The Portfolio's average maturity, which has not changed during the past year, is in the 30- to 50-day range. This relatively short maturity range allows us to readjust the Portfolio's holdings sooner should interest rates rise, as we believe they might sometime later this year.

An investment in the New York Money Market Portfolio is neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Portfolio will be able to maintain a stable net asset value of $1.00 per share.

We thank you for your investment and your continued confidence in our investment management.

Sincerely,

/s/ Heath B. McLendon                      /s/ Peter M. Coffey

Heath B. McLendon                          Peter M. Coffey
Chairman and Chief Executive Officer       Vice President and Investment Officer


                                           /s/ Karen L. Mahoney-Malcomson

                                           Karen L. Mahoney-Malcomson
                                           Vice President and Investment Officer

April 28, 1995

Smith Barney Muni Funds
New York Portfolio
--------------------------------------------------------------------------------
Historical Performance - Class A Shares
--------------------------------------------------------------------------------

                            Net Asset Value
                        ----------------------
                        Beginning        End         Income       Capital Gain       Total
Year Ended               of Year       of Year      Dividends     Distributions    Returns/(1)/
===============================================================================================
3/31/95                  $12.83        $12.83         $0.77          $0.00            6.32%
-----------------------------------------------------------------------------------------------
3/31/94                   13.25         12.83          0.79           0.00            2.66
-----------------------------------------------------------------------------------------------
3/31/93                   12.33         13.25          0.81           0.00           14.48
-----------------------------------------------------------------------------------------------
3/31/92                   11.80         12.33          0.81           0.00           11.98
-----------------------------------------------------------------------------------------------
3/31/91                   11.67         11.80          0.85           0.00            8.74
-----------------------------------------------------------------------------------------------
3/31/90                   11.48         11.67          0.87           0.00            9.28
-----------------------------------------------------------------------------------------------
3/31/89                   11.25         11.48          0.86           0.00           10.03
-----------------------------------------------------------------------------------------------
3/31/88                   12.46         11.25          0.85           0.00           (2.63)
-----------------------------------------------------------------------------------------------
Inception* - 3/31/87      12.50         12.46          0.13           0.00            0.52
===============================================================================================
Total                                                 $6.74          $0.00
===============================================================================================

--------------------------------------------------------------------------------
Historical Performance - Class B Shares
--------------------------------------------------------------------------------

                            Net Asset Value
                        ----------------------
                        Beginning        End         Income       Capital Gain       Total
Year Ended               of Year       of Year      Dividends     Distributions    Returns/(1)/
===============================================================================================
Inception* - 3/31/95     $11.96        $12.84        $0.29           $0.00           9.92%
===============================================================================================

--------------------------------------------------------------------------------
Historical Performance - Class C Shares
--------------------------------------------------------------------------------

                            Net Asset Value
                        ----------------------
                        Beginning        End         Income       Capital Gain       Total
Year Ended               of Year       of Year      Dividends     Distributions    Returns/(1)/
===============================================================================================
3/31/95                  $12.82        $12.83        $0.68          $0.00             5.66%
-----------------------------------------------------------------------------------------------
3/31/94                   13.24         12.82         0.70           0.00             1.96
-----------------------------------------------------------------------------------------------
Inception* - 3/31/93      12.84         13.24         0.12           0.00             4.04
===============================================================================================
Total                                                $1.50          $0.00
===============================================================================================

It is the Fund's policy to distribute dividends monthly and capital gains, if any, annually.

Smith Barney Muni Funds
New York Portfolio
--------------------------------------------------------------------------------
Average Annual Total Return
--------------------------------------------------------------------------------

                                                  Without Sales Charge/(1)/
                                           -------------------------------------
                                           Class A        Class B        Class C
================================================================================
Year Ended 3/31/95                          6.32%           N/A           5.66%
--------------------------------------------------------------------------------
Five Years Ended 3/31/95                    8.75            N/A            N/A
--------------------------------------------------------------------------------
Inception* through 3/31/95                  7.36           9.92%          5.25
--------------------------------------------------------------------------------
                                                   With Sales Charge/(2)/
                                           -------------------------------------
                                           Class A        Class B        Class C
================================================================================
Year Ended 3/31/95                          2.10%           N/A           4.66%
--------------------------------------------------------------------------------
Five Years Ended 3/31/95                    7.86            N/A            N/A
--------------------------------------------------------------------------------
Inception* through 3/31/95                  6.82           5.42%          5.25
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Cumulative Total Return
--------------------------------------------------------------------------------

                                                       Without Sales Charge/(1)/
================================================================================
Class A (Inception* through 3/31/95)                            79.06%
--------------------------------------------------------------------------------
Class B (Inception* through 3/31/95)                             9.92
--------------------------------------------------------------------------------
Class C (Inception* through 3/31/95)                            12.06
--------------------------------------------------------------------------------

(1) Assumes reinvestment of all dividends and capital gain distributions at net asset value and does not reflect deduction of the applicable sales charge with respect to Class A shares or the applicable contingent deferred sales charges ("CDSC") with respect to Class B and Class C shares.

(2) Assumes reinvestment of all dividends and capital gain distributions at net asset value. In addition, Class A shares reflect the deduction of the maximum initial sales charge of 4.00%; Class B shares reflect the deduction of a 4.50% CDSC, which applies if shares are redeemed less than one year from initital purchase. This CDSC declines by 0.50% the first year after purchase and by 1.00% per year thereafter until no CDSC is incurred. Class C shares reflect the deduction of a 1.00% CDSC which applies if shares are redeemed within the first year of purchase.

 * Inception dates for Class A, B and C shares are January 16, 1987, November 11, 1994 and January 8, 1993, respectively.

Smith Barney Muni Funds
New York Portfolio
--------------------------------------------------------------------------------
Historical Performance
--------------------------------------------------------------------------------
               Growth of $10,000 Invested in Class A Shares of
                          the New York Portfolio vs.
                           Lehman Long Bond Index/+/
                                  (unaudited)
--------------------------------------------------------------------------------
                           January 1987 - March 1995


                             [CHART APPEARS HERE]

        54950 S/B NY Money Mkt/N.Y Portfolio
                New York                    Lehman Long Bond Index
1/16/87         9600.61                     10000
Mar-87          9595.6                      10212
Mar-88          9315.3                      10381.11
Mar-89          10218.7                     11362.32
Mar-90          11134.8                     12599.33
Mar-91          12072.7                     13580.13
Mar-92          13481.2                     15119.56
Mar-93          15394.1                     17327.37
Mar-94          15767.2                     17520.61
Mar-95          16739.5                     19102.61

+ Hypothetical illustration of $10,000 invested in Class A shares at inception on January 16, 1987, assuming deduction of the maximum 4.00% sales charge at the time of investment and reinvestment of dividends (after deduction of sales charges, if any) and capital gains (at net asset value) through March 31, 1995. The Index is unmanaged and is not subject to the same management and trading expenses of a mutual fund. The performance of the Portfolio's other classes may be greater or less than the Class A shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

  All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.

                                                                               7

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedules of Investments                                          March 31, 1995
--------------------------------------------------------------------------------

                        NEW YORK MONEY MARKET PORTFOLIO

   FACE
  AMOUNT        RATING                       SECURITY                                        VALUE
======================================================================================================
                          Albany IDA IDR:
$ 1,365,000      NR+        PBS Development Co. Project 5.00% due
                              12/1/95(a)(f)                                               $ 1,365,000
  1,440,000      A-1        540 Project Series B-2 5.00% due 12/1/95(a)(f)                  1,440,000
  1,430,000      A-1        540 Project Series B-3 5.00% due 12/1/95(a)(f)                  1,430,000
                          Town of Babylon IDA IDR:
  1,000,000      VMIG 1     J. D'Addario & Co. Inc. Project 4.00%(a)(b)                     1,000,000
    500,000      Aa3        Napco Security System Inc. 3.85%(b)                               500,000
  2,500,000      NR+      Board Cooperative Educational Services Monroe County
                            First Supervisory District RAN Series A 3.72%
                            due 6/23/95                                                     2,500,108
  6,500,000      NR+      Board Cooperative Educational Services Onodaga, Cortland
                            and Madison County First Supervisory District RAN
                            Series A 3.72% due 6/21/95                                      6,500,274
 15,000,000      MIG 1    Buffalo RAN Series A 5.00% due 7/12/95                           15,032,846
 13,000,000      NR+      East Islip Union Free School District TAN 4.05%
                            due 6/29/95                                                    13,001,519
  8,200,000      A-1      Franklin County IDA IDR (Kes Chateaugay Project)
                            Series A 3.80%(a)(b)                                            8,200,000
  6,000,000      NR+      Freeport Union Free School District TAN 3.86%
                            due 6/29/95                                                     6,000,129
  4,045,000      A-1      Geneva IDA Civic Facilities Revenue (Colleges of the
                            Seneca) Series A 4.00%(b)                                       4,045,000
    550,000      A-1      Glenn Falls IDA IDR (Broad Street Plaza Project)
                            3.85%(b)                                                          550,000
 11,800,000      VMIG 1   Great Neck North Water Authority Water System
                            Revenue Series A 4.00%(b)                                      11,800,000
    600,000      A-1      Jefferson County IDA IDR (The Climax Manufacturing
                            Co. Project) 4.10%(a)(b)                                          600,000
  4,000,000      P-1      Lewis County IDA IDR (The Climax Manufacturing
                            Co. Project) 4.10%(a)(b)                                        4,000,000
 13,030,000      NR+      Lindenhurst Union Free School District TAN 4.00%
                            and 4.50% due 6/29/95                                          13,033,263
  5,000,000      NR+      Long Beach City School District 4.23% due 6/29/95                 4,997,607
  2,400,000      NR+      Manhasset Union Free School District TAN 4.25%
                            due 6/29/95                                                     2,403,106
 43,700,000      VMIG 1   Metropolitan Transit Authority Commuter Facilities
                            Revenue 3.90%(b)                                               43,700,000
  6,730,000      NR+      Miller Place Union Free School District TAN 4.00%
                            due 6/28/95                                                     6,733,894
  5,800,000      A-1      Monroe County IDA (Granite Building) Series
                            1992 3.85%(b)                                                   5,800,000

                      See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

                        NEW YORK MONEY MARKET PORTFOLIO

   FACE
  AMOUNT        RATING                       SECURITY                                        VALUE
======================================================================================================
$   100,000      A-1      Montgomery IDA IDR (Service Merchandise Co.)
                            3.90%(b)                                                      $    100,000
  1,000,000      AAA      Nassau County General Improvement Series O 5.625%
                            due 8/1/95                                                       1,005,236
 17,075,000      SP-1     Nassau County TAN Series C 5.40% due 9/28/95                      17,102,494
 15,500,000      MIG 1    Nassau County BAN Series 1995B 5.25% due 11/15/95                 15,585,906
  7,131,000      NR+      New Rochelle Urban Development Notes 4.50%
                            due 8/21/95(a)                                                   7,139,074
  3,500,000      MIG 1    New York City RAN Series A 4.50% due 4/12/95                       3,500,884
 25,500,000      MIG 1    New York City RAN Series B 4.75% due 6/30/95                      25,537,917
                          New York City Variable Muni Trust Receipts:
 14,700,000      VMIG 1     Series B 4.35%(b)                                               14,700,000
  9,800,000      VMIG 1     Series C 4.35%(b)                                                9,800,000
 24,500,000      VMIG 1   New York City Subseries H-6 4.20% due 6/9/95(f)                   24,500,000
                          New York City GO:
 15,000,000      VMIG 1     Subseries B-8 3.70%(b)                                          15,000,000
 28,800,000      VMIG 1     Subseries B-10 3.65%(b)                                         28,800,000
                          New York City Housing Development Corp. Mortgage
                            Revenue Multi-Family:
  7,770,000      A-1+         Columbus Apartments Project 4.10%(b)                           7,770,000
  2,600,000      A-1          Columbus Gardens Project 4.10%(b)                              2,600,000
  7,100,000      VMIG 1       Parkgate Towers 3.95%(b)                                       7,100,000
  2,000,000      VMIG 1       Queenswood Apartments 4.10%(b)                                 2,000,000
  1,400,000      A-1+     New York City IDA Civic Facilities Revenue
                            (Childrens Oncology Society) 3.55%(b)                            1,400,000
                          New York City IDA IDR:
  3,400,000      VMIG 1     Andin International Inc. Series 87A 3.75%(a)(b)                  3,400,000
  1,820,000      VMIG 1     Monarch Construction Corp. Project
                              Series 89G 4.10%(a)(b)                                         1,820,000
    850,000      VMIG 1     Series 88D 4.10%(a)(b)                                             850,000
    785,000      VMIG 1     Sleep Products Inc. Project Series 88E 4.10%(a)(b)                 785,000
  5,000,000      A-1+     New York City Muni Water Finance 4.00% due 6/7/95(f)               5,000,000
                          New York City Trust for Cultural Resources Revenue:
  2,800,000      VMIG 1     Museum of Broadcasting 4.10%(b)                                  2,800,000
    700,000      VMIG 1     The Jewish Museum 4.10%(b)                                         700,000
 13,300,000      VMIG 1   New York City Water & Sewer Certificate Series 1992A
                            3.75%(b)                                                        13,300,000
 10,500,000      VMIG 1   New York State Energy Research & Development
                            Electricity Facilities Revenue (Long Island Lighting
                            Co.) 4.10%(a)(b)                                                10,500,000

                      See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

                        NEW YORK MONEY MARKET PORTFOLIO

   FACE
  AMOUNT        RATING                       SECURITY                                        VALUE
=====================================================================================================
                          New York State Energy Research &
                            Development Authority:
$ 6,000,000      A-1+         Central Hudson Gas & Electricity Series 85B
                                4.10%(b)                                                 $  6,000,000
  1,000,000      P-1          Rochester Gas & Electricity 3.75%(b)                          1,000,000
 17,222,500      NR+      New York State Environmental Facilities Corp.
                            PCR 4.35%(b)                                                   17,222,500
                          New York State Housing Finance Agency Revenue
                            Multi-Family Housing:
 35,100,000      VMIG 1       Normandie Court I Project 4.05%(b)                           35,100,000
  1,900,000      VMIG 1       Series 1988A 3.90%(b)                                         1,900,000
 51,700,000      VMIG 1   New York State Local Government Assistance Corp.
                            Series A 3.85%(b)                                              51,700,000
                          New York State Mortgage Agency Revenue:
  4,380,000      VMIG 1     P-Floats (PT - 26) 4.35%(a)(b)                                  4,380,000
 11,410,000      VMIG 1     P-Floats (PT - 11) 4.40%(b)                                    11,410,000
                          New York State Medical Care Facilities Finance
                            Agency Revenue:
  2,700,000      VMIG 1       Lenox Hill Hospital Series A 3.70%(b)                         2,700,000
  8,140,000      VMIG 1       P-Floats PA - 82 4.35%(b)                                     8,140,000
  4,530,000      A-1+         P-Floats (PT - 17) 4.35%(b)                                   4,530,000
 20,100,000      VMIG 1       Pooled Equipment Loan Program II-A 4.10%(b)                  20,100,000
 16,335,000      A-1+     New York State Urban Development Corp. Revenue
                            Certificates Correctional Facilities Series A 4.15%(b)         16,335,000
 16,000,000      VMIG 1   Niagara County IDA (American Re-Fuel)
                            4.25% due by 5/2/95(f)                                         16,000,000
 20,400,000      VMIG 1   Niagara County IDA (American Re-Fuel)
                            4.25% due by 5/18/95(f)                                        20,400,000
  1,500,000      VMIG 1   North Hempstead Solid Waste Management Authority
                            Solid Waste Management Revenue Refunding
                            Series A 3.80%(b)                                               1,500,000
    400,000      A-1+     Onondaga County IDA IDR (Pass & Seymour Project)
                            3.50%(b)                                                          400,000
  3,180,000      NR++     Oswego County IDA IDR (Regal Textile Corp.) 4.95%(b)              3,180,000
  6,600,000      VMIG 1   Port Authority of New York & New Jersey Special
                            Obligation Revenue 3rd Installment Series
                            4.10%(a)(b)                                                     6,600,000
  2,600,000      VMIG 1   Puerto Rico Commonwealth Government Development
                            Bank Refunding 4.10%(b)                                         2,600,000
  6,000,000      NR+      Puerto Rico Industrial Medical PCR (Abbot Laboratory)
                            Series 1983A 5.10% due 3/1/96(f)                                6,000,000

                      See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

                        NEW YORK MONEY MARKET PORTFOLIO

   FACE
  AMOUNT        RATING                       SECURITY                                        VALUE
======================================================================================================
$ 1,430,000      NR+      Rensselear County IDA IDR (Millers Supermarket Inc.
                            Project) 5.10% due 3/1/96(f)                                  $  1,430,000
  5,690,000      NR++     Rochester TOB Short (BTP - 72) 4.375%(b)                           5,690,000
 13,050,000      MIG 1    Sachem Central School District TAN
                            4.50% due 6/29/95                                               13,070,684
  2,300,000      P1       Schenectady County IDA IDR Refunding (Scotia
                            Industrial Parking Project) Series A 3.95%(b)                    2,300,000
  5,355,000      NR#      Sullivan County BAN 4.12% due 5/12/95                              5,355,111
                          Triborough Bridge & Tunnel Authority Revenue:
 19,800,000      A-1+       Certificates General Purpose Series A 4.40%(b)                  19,800,000
  2,000,000      AAA        Convention Center Project Series D
                              9.00% Pre-Refunded 7/1/95 @ 102                                2,059,145
 15,100,000      A-1+       Special Obligation 3.80%(b)                                     15,100,000
  4,540,000      NR+      Uniondale Union Free School District TAN 4.00%
                            due 6/28/95                                                      4,541,043
  5,835,000      MIG 1    West Islip Union Free School District TAN 4.20%
                            and 4.25% due 6/29/95                                            5,840,174
 14,700,000      VMIG 1   Yonkers IDA Civic Facility Revenue Consumers
                            Union 4.05%(b)                                                  14,700,000
------------------------------------------------------------------------------------------------------
                          TOTAL INVESTMENTS - 100%
                          (Cost - $704,512,914)(g)                                        $704,512,914
======================================================================================================

See page 18 for full footnote disclosures.

                      See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

                              NEW YORK PORTFOLIO

   FACE
  AMOUNT        RATING                       SECURITY                                        VALUE
======================================================================================================
Education -- 7.6%
$   500,000      A        Brookhaven Industrial Development Agency Civic
                            Facilities Revenue for St. Joseph College, LOC Norstar
                            Bank, 8.10% due 4/1/08                                        $    532,500
                          New York State Dormitory Authority Revenue:
  2,500,000      Baa1*      City University, 7.50% due 7/1/10 (d)                            2,800,000
  1,600,000      AA         Niagara Frontier Home, FHA-Insured, 6.20%
                              due 2/1/15                                                     1,618,000
  1,000,000      BBB+       State University Educational Facilities, 7.50%
                              due 5/15/11                                                    1,131,250
  1,000,000      BBB+       State University Educational Facilities, Series A,
                              5.875% due 5/15/17                                               932,500
------------------------------------------------------------------------------------------------------
                                                                                             7,014,250
------------------------------------------------------------------------------------------------------
Escrowed to Maturity (e) -- 3.7%
  3,042,000      AAA      New York State Power Authority Revenue and General
                            Purpose, (Escrowed to Maturity with U.S.
                            Government Securities), 9.50% due 1/1/01                         3,422,250
------------------------------------------------------------------------------------------------------
Finance -- 2.6%
    500,000      Aa*      Municipal Assistance Corporation, New York, Series 64,
                            7.625% due 7/1/08                                                  550,000
  2,000,000      A        New York State Local Government Assistance Corporation,
                            Series 1993 B Refunding, 5.50% due 4/1/17                        1,840,000
------------------------------------------------------------------------------------------------------
                                                                                             2,390,000
------------------------------------------------------------------------------------------------------
Government Facilities -- 1.5%
  1,500,000      Baa1*    New York State Urban Development Refunding,
                            Correctional Capital Facilities - A, 5.50% due 1/1/09            1,370,625
------------------------------------------------------------------------------------------------------
General Obligation -- 1.6%
  1,565,000      A-       New York City GO Bonds, Fiscal 1993 Series E,
                            6.00% due 5/15/20                                                1,424,150
------------------------------------------------------------------------------------------------------
Hospital -- 16.0%
                          New York State Medical Care Facilities Finance Agency:
  1,380,000      AAA        Albany Medical Center-Alice Hyde Association,
                              FHA-Insured, 8.00% due 2/15/28                                 1,542,150
  1,200,000      BBB        Central Suffolk Hospital Mortgage, Series A Refunding,
                              5.875% due 11/1/05                                             1,158,000
  1,000,000      AAA        Hospital and Nursing Home, FHA-Insured, Series B,
                              8.00% due 2/15/28                                              1,082,500

                      See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

                              NEW YORK PORTFOLIO

   FACE
  AMOUNT        RATING                       SECURITY                                        VALUE
======================================================================================================
Hospital -- 16.0% (continued)
$ 1,500,000      AA       Hospital and Nursing Home, (Methodist Hospital
                            Brooklyn), FHA-Insured, 6.70% due 8/15/23                     $  1,554,375
  2,000,000      AAA      Hospital and Nursing Home, FHA-Insured, 6.40%
                            due 8/15/14                                                      2,075,000
  1,845,000      AAA      Hospital and Nursing Home, Series B, FHA-Insured,
                            5.50% due 2/15/22                                                1,672,030
    485,000      AAA      Mental Health Services Facilities Improvement,
                            MBIA-Insured, 7.75% due 2/15/20                                    531,075
  1,000,000      AAA      Mental Health Services Facilities, Series A,
                            MBIA-Insured, 6.00% due 2/15/25                                    980,000
  2,000,000      AAA      Mental Health Services Facilities, Series D,
                            FGIC-Insured, 5.25% due 8/15/23                                  1,752,500
    500,000      AA       Nursing Home Insured Mortgage
                            (St. Vincent's Medical Center), FHA-Insured,
                            8.00% due 2/15/27                                                  545,625
  1,500,000      AAA      St. Luke's - Roosevelt Hospital, Series A, Refunding,
                            FHA-Insured, 5.625% due 8/15/18                                  1,383,750
    550,000      BBB      Onondaga County Industrial Development Agency
                            Civic Facility Revenue Bonds, 1993 Series B,
                            6.625% due 1/1/18                                                  528,685
------------------------------------------------------------------------------------------------------
                                                                                            14,805,690
------------------------------------------------------------------------------------------------------
Housing: Multi-Family -- 4.8%
                          New York State Housing Financing Agency, Multi-Family:
  1,000,000      AAA        Series 1993 A, FSA-Insured, zero coupon
                              due 11/1/08 (a)                                                  440,000
    500,000      AA         Second Mortgage, PG-A, 7.00% due 8/15/12 (a)                       521,875
    500,000      AA         Second Mortgage, PG-A, 7.05% due 8/15/24 (a)                       513,125
  1,000,000      A*       Rensselear Multi-Family Housing Mortgage Revenue,
                            Rensselear Elderly Housing Apartments, 7.75%
                            due 1/1/11                                                       1,055,000
  2,000,000      Aa*      UFA Development Corp., New York Mortgage Revenue,
                            Loretto Utica Project, Series 1993, FSA-Insured,
                            5.75% due 7/1/13                                                 1,890,000
------------------------------------------------------------------------------------------------------
                                                                                             4,420,000
------------------------------------------------------------------------------------------------------
Housing: Single-Family -- 1.6%
                          State of New York Mortgage Agency:
    320,000      Aa*        Eighth Series E, 8.10% due 10/1/17                                 338,000

                      See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

                              NEW YORK PORTFOLIO

   FACE
  AMOUNT        RATING                       SECURITY                                        VALUE
======================================================================================================
Housing: Single-Family -- 1.6% (continued)
$   165,000      Aa*      Homeowner Mortgage Revenue, Series HH-1, 8.25%
                            due 4/1/22 (a)                                                $    176,345
    860,000      Aa*      Homeowner Mortgage Revenue, Series SS, 7.95%
                            due 10/1/22 (a)                                                    923,425
------------------------------------------------------------------------------------------------------
                                                                                             1,437,770
------------------------------------------------------------------------------------------------------
Industrial Development -- 11.8%
    355,000      NR       Albany County IDA (Historic Hudson River Heritage
                            Office Building), 9.50% due 12/1/95                                365,650
  1,300,000      A1*      Grand Central, District Management Association
                            Refunding-Business Import District-Capital, 5.125%
                            due 1/1/14                                                       1,142,375
    500,000      BBB+     Monroe County, IDA Public Improvement
                            (Canal Ponds Park) Series A, 7.00% due 6/15/13                     532,500
                          New York City IDA:
  1,000,000      AA         Civic Facility Revenue (The Lighthouse Project),
                              LOC Barclays Bank, 6.375% due 7/1/10                           1,006,250
    955,000      Aa1*       Prime Laboratories Inc. Industrial Development
                              Revenue, LOC Algamene Bank Nederland, NV,
                              7.70% mandatory tender 11/1/00 (a)                               981,260
  1,450,000      Baa3*      Special Facility Revenue (American Airlines Inc.
                              Project), 8.00% due 7/1/20 (a)                                 1,520,690
  2,000,000      A          Special Facilities Revenue, Terminal One Group
                              Association Project, 6.00% due 1/1/24                          1,912,500
  1,000,000      AAA      Onondaga County IDA Sewer Facilities Revenue,
                            (Bristol-Myers Squibb Co. Project), 5.75%
                            due 3/1/24 (a)                                                     947,500
  1,410,000      A-       Rensselear County, IDA (Albany International Corp.),
                            7.55% due 6/1/07 (a)                                             1,508,700
  1,000,000      AA       Town of Hempstead IDA Industrial Development
                            Revenue Bonds (1990 Nassau District Energy
                            Corp. Project), LOC Toronto Dominion Bank,
                            7.75% due 9/15/15 (a)                                            1,040,000
------------------------------------------------------------------------------------------------------
                                                                                            10,957,425
------------------------------------------------------------------------------------------------------
Miscellaneous -- 1.0%
  1,000,000      Baa1*    New York State HFA Service Contract, Series C, Refunding,
                            5.875% due 9/15/14                                                 941,250
------------------------------------------------------------------------------------------------------

                      See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

                              NEW YORK PORTFOLIO

   FACE
  AMOUNT        RATING                       SECURITY                                        VALUE
======================================================================================================
Nursing Home -- 4.0%
$   990,000      Aa*      State Medical Care Facilities Finance Agency Hospital
                            & Nursing Home Insured Mortgage Series B,
                            FHA-Insured, 7.00% due 8/15/32                                $  1,033,310
    750,000      AAA      Syracuse Industrial Development Authority Mortgage
                            Revenue Refunding, Series 1991 (James Square
                            Association Nursing Home Facilities), FHA-Insured,
                            7.00% due 8/1/25                                                   780,940
  2,000,000      AA       New York State Dormority Authority Revenue
                            (James G. Johnston Nursing Home Facilities),
                            FHA-Insured, 5.75% due 8/1/23                                    1,860,000
------------------------------------------------------------------------------------------------------
                                                                                             3,674,250
------------------------------------------------------------------------------------------------------
Pollution Control -- 2.2%
  1,100,000      AAA      State Energy and Research PCR (Central Hudson
                            Gas & Electric Corp. Project), Series B, FGIC-Insured,
                            7.375% due 10/1/14 (d)                                           1,190,750
  1,000,000      AAA      New York State Environmental Facilities Corporation,
                            Pollution Control Revenue, State Water-Revolution,
                            5.20% due 5/15/14                                                  911,250
------------------------------------------------------------------------------------------------------
                                                                                             2,102,000
------------------------------------------------------------------------------------------------------
Power -- 2.0%
                          New York State Energy Research and Development Authority:
  1,000,000      BB+        Electric Facilities Revenue (LILCO) 1992 Series A,
                              7.15% due 2/1/22 (a)                                             931,250
  1,000,000      Aa2*       Consolidated Edison Co. Project, 6.00% due 3/15/28 (a)             925,000
------------------------------------------------------------------------------------------------------
                                                                                             1,856,250
------------------------------------------------------------------------------------------------------
Pre-Refunded (e) -- 9.1%
    200,000      AAA      New York City GO (Escrowed with U.S. Government Securities
                            to 11/1/97 Call @ 101.5), 8.75% due 11/1/17                        222,500
    750,000      AAA      New York City Municipal Water Finance Authority Water &
                            Sewer System (Escrowed with U.S. Government Securities
                            to 6/15/97 Call @ 102), 9.00% due 6/15/17 (d)                      831,560
    580,000      AAA      New York State Housing Finance Agency, State University
                            Construction, Series A (Escrowed with U.S. Government
                            Securities to 11/1/96 Call @ 102), 8.00% due 11/1/16               613,350
    800,000      AAA      New York State Local Government Assistance Corp.,
                            Series D (Escrowed with U.S. Government Securities
                            to 4/1/02 Call @ 102), 7.00% due 4/1/18                            902,000

                      See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

                              NEW YORK PORTFOLIO

   FACE
  AMOUNT        RATING                       SECURITY                                        VALUE
======================================================================================================
Pre-Refunded (e) -- 9.1% (continued)
$   500,000      AAA      New York State Urban Development Corporation
                            Revenue, Correctional Facilities (Escrowed with
                            U.S. Government Securities to 1/1/00 Call @ 100),
                            7.00% due 1/1/17,                                             $    550,625
    500,000      AAA      Hospital Insured Mortgage (Brooklyn, Caledonia and
                            Long Island College Hospitals), FHA-Insured (Escrowed
                            with U.S. Government Securities to 1/15/02 Call @ 102),
                            8.375% due 1/15/06                                                 525,000
  1,025,000      AAA      Hospital Insured Mortgage Refunding Revenue
                            (Columbia Presbyterian Hospital) FHA-Insured
                            (Escrowed with U.S. Government Securities to 2/15/97
                            Call @ 102), 8.00% due 2/15/25                                   1,121,100
  1,700,000      AAA      St. Luke's Hospital-B, FHA-Insured (Escrowed with U.S.
                            Government Securities to 2/15/02 Call @ 102),
                            7.45% due 2/15/29                                                1,908,250
    480,000      AAA      Mental Health Services Facilities Improvement,
                            MBIA-Insured (Escrowed with U.S. Government Securities
                            to 2/15/00 Call @ 102), 7.75% due 2/15/20                          544,800
  1,000,000      AAA      Orangetown Housing Authority, Rockland, (Senior Housing
                            Center), 1990 Series (Escrowed with U.S. Government
                            Securities to 4/1/00 Call @ 102), 7.60% due 4/1/30               1,136,250
    100,000      AAA      Puerto Rico Electric Power Authority (Escrowed with U.S.
                            Government Securities to 7/1/95 Call @ 103), 9.00%
                            due 7/1/05                                                         104,180
------------------------------------------------------------------------------------------------------
                                                                                             8,459,615
------------------------------------------------------------------------------------------------------
Public Facilities -- 5.1%
  1,000,000      A        Albany Parking Authority New York Revenue Refunding
                            (Green and Hudson Street Garage) LOC Key Bank,
                            7.15% due 9/15/16                                                1,033,750
  2,260,000      BBB+     New York State Dormitory Authority Court Facilities Lease
                            Revenue A, 5.50% due 5/15/23                                     1,980,325
  1,500,000      Baa1*    Triborough Bridge and Tunnel Authority, Convention
                            Center, 7.25% due 1/1/10                                         1,642,500
------------------------------------------------------------------------------------------------------
                                                                                             4,656,575
------------------------------------------------------------------------------------------------------
Retirement Communities (Continuing Care) -- 2.1%
                          New York State Dormitory Authority Revenue:
    800,000      AA-        Ideal Senior Living Center Housing Corporation,
                              FHA-Insured, 7.625% due 8/1/28                                   876,000

                      See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

                              NEW YORK PORTFOLIO

   FACE
  AMOUNT        RATING                       SECURITY                                        VALUE
======================================================================================================
Retirement Communities (Continuing Care) -- 2.1% (continued)
$   990,000      AAA      United Health Services Inc., 7.35% due 8/1/29                   $  1,053,113
------------------------------------------------------------------------------------------------------
                                                                                             1,929,113
------------------------------------------------------------------------------------------------------
Short-Term (b) -- 1.4%
    700,000      A-1+     New York Energy Research and Development, Niagara
                            Mohawk, Series A, 4.05% due 7/1/15                                 700,000
    600,000      VMIG1    New York City Municipal Water Finance Authority,
                            Series G, FGIC-Insured, 4.00% due 6/15/24                          600,000
------------------------------------------------------------------------------------------------------
                                                                                             1,300,000
------------------------------------------------------------------------------------------------------
Solid Waste -- 2.5%
    495,000      BBB+     Babylon IDA Resource Recovery (Ogden Martin Systems),
                            8.50% due 1/1/19                                                   538,310
  1,000,000      AAA      Dutchess County Resource Recovery Agency, Solid Waste
                            Management System Revenue, Series 1990 A,
                            FGIC-Insured, 7.50% due 1/1/09                                   1,087,500
    650,000      A-       Town of Hempstead IDA Resource Recovery Revenue,
                            7.40% due 12/1/10                                                  677,625
------------------------------------------------------------------------------------------------------
                                                                                             2,303,435
------------------------------------------------------------------------------------------------------
Transportation -- 10.5%
  1,000,000      AAA      Monroe County Airport Authority for Greater Rochester
                            Int'l, MBIA-Insured, 7.25% due 1/1/19 (a)                        1,065,000
  1,600,000      AAA      Niagara Falls Bridge Authority Toll Revenue Series B,
                            FGIC-Insured, 5.25% due 10/1/15                                  1,448,000
  1,000,000      A        Puerto Rico Commonwealth Highway & Transportation
                            Authority Highway Revenue, Series W, Refunding,
                            5.50% due 7/1/13                                                   927,500
    500,000      Aa*      Triborough Bridge and Tunnel Authority General Purpose
                            Revenue, 8.125% due 1/1/12 (d)                                     546,250
  1,000,000      Baa1*    Metropolitan Transit Authority New York, Commuter
                            Facilities, Series O, 5.75% due 7/1/13                             941,250
  2,000,000      Baa1*    Metropolitan Transit Authority New York, Service
                            Contract Transportation Facilities, Series O, 5.75%
                            due 7/1/13                                                       1,882,500
  1,500,000      AAA      New York State Thruway Authority, Series C,
                            FGIC-Insured, 6.00% due 1/1/25                                   1,479,375
  1,650,000      Baa1*    New York State Thruway Authority, Service Contract
                            Revenue, Local Highway & Bridges, 5.25% due 4/1/13               1,458,190
------------------------------------------------------------------------------------------------------
                                                                                             9,748,065
------------------------------------------------------------------------------------------------------

                      See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

                              NEW YORK PORTFOLIO

   FACE
  AMOUNT        RATING                       SECURITY                                        VALUE
======================================================================================================
Utilities -- 2.9%
$ 1,500,000      A1*      New York State Energy Reasearch and Development
                            Authority Facilities Revenue Bonds (The Brooklyn
                            Union Gas Co. Project), Series B RIBS, 9.413%
                            due 7/15/26 (a)(c)                                            $  1,651,875
  1,000,000      Aa3*     New York State Energy Reasearch and Development
                            Authority Facilities Revenue Bonds (The Con Edison
                            Co. Project), 7.125% due 12/1/29 (a)                             1,063,750
------------------------------------------------------------------------------------------------------
                                                                                             2,715,625
------------------------------------------------------------------------------------------------------
Water & Sewer -- 6.0%
  1,000,000      AAA      Nassau County Sewer Districts, Series E, Refunding,
                            MBIA-Insured, 5.40% due 5/1/10                                     975,000
  2,000,000      AAA      New York City Municipal Water Finance Authority
                            Systems Revenue Series B, AMBAC-Insured,
                            5.375% due 6/15/19                                               1,817,500
  2,000,000      AAA      New York City Muni Water Finance Authority, Water &
                            Sewage System Revenue, Capital Appreciation,
                            Series A, zero coupon due 6/15/11                                  760,000
  1,240,000      AAA      Clifton Park, New York Water Authority Water Systems
                            Revenue, FGIC-Insured, 5.00% due 10/1/14                         1,098,950
  1,000,000      AAA      Suffolk County Water Authority Water Works Revenue,
                            SR Lien, Refunding, MBIA-Insured, 5.10% due 6/1/09                 927,500
------------------------------------------------------------------------------------------------------
                                                                                             5,578,950
------------------------------------------------------------------------------------------------------
                          TOTAL INVESTMENTS - 100% (Cost - $89,336,377)(g)                 $92,507,288
======================================================================================================

(a) Income from these issues is considered a preference item for purposes of calculating the alternative minimum tax.

(b) Variable rate obligation payable at par on demand at any time on no more than seven days notice.

(c) Residual interest bonds -- coupon varies inversely with level of short-term tax-exempt interest rates.

(d) Securities segregated by Custodian for open purchase commitment.

(e) Pre-refunded bonds escrowed by U.S. Government Securities and bonds escrowed to maturity by U.S. Government Securities are considered by manager to be triple-A rated even if issuer has not applied for new ratings.

(f) Variable rate obligations payable at par on demand on the date indicated.

(g) The cost for Federal income tax purposes is substantially the same.

 + Security has not been rated by either Moody's Investors Services or Standard & Poors, however, the portfolio manager has determined the equivalent rating to be MIG 1.

++ Security has not been rated by either Moody's Investors Services or Standard & Poors, however, the portfolio manager has determined the equivalent rating to be VMIG 1.

 # Security has not been rated by either Moody's Investors Services or Standard & Poors, however, the portfolio manager has determined the equivalent rating to be MIG 2.

    See pages 19 and 20 for definitions of ratings and certain security descriptions.

                      See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Bond Ratings
--------------------------------------------------------------------------------

All ratings are by Standard & Poor's Corporation, except those identified by an asterisk (*) that are by Moody's Investors Services. The definitions of the applicable rating symbols are set forth below:

Standard & Poor's -- Rating from "AA" to "BB" may be modified by the addition of a plus (+) or minus (-) sign to show relative standings within the major rating categories.

AAA      -- Debt rated "AAA" has the highest rating assigned by Standard &
            Poor's. Capacity to pay interest and repay principal is extremely strong.

AA       -- Debt rated "AA" has a very strong capacity to pay interest and repay principal and differs from the highest rated issue only in a small degree.

A        -- Debt rated "A" has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB      -- Debt rated "BBB" is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

BB       -- Debt rated "BB" has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments.

Moody's  -- Numerical modifiers 1, 2 and 3 may be applied to each generic rating from "Aa" to "Baa", where 1 is the highest and 3 the lowest ranking within its generic category.

Aaa      -- Bonds that are rated "Aaa" are judged to be of the best quality.
            They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa       -- Bonds that are rated "Aa" are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A        -- Bonds that are rated "A" possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa      -- Bonds that are rated "Baa" are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

NR       -- Indicates that the bond is not rated by Standard & Poor's
            Corporation or Moody's Investors Services.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Short-Term Security Ratings
--------------------------------------------------------------------------------

SP-1     -- Standard & Poor's highest rate rating indicating very strong or strong capacity to pay principal and interest; those issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign.

A-1      -- Standard & Poor's highest commercial paper and variable rate demand obligation (VRDO) rating indicating that the degree of safety regarding timely payment is either overwhelming or very strong; those issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign.

VMIG 1   -- Moody's highest rating for issues having a demand feature -- VRDO.

P-1      -- Moody's highest rating for commercial paper and for VRDO prior to the advent of the VMIG 1 rating.

MIG 1    -- Moody's highest rating for short-term municipal obligations.

MIG 2    -- Moody's second highest rating for short-term municipal obligations.

--------------------------------------------------------------------------------
Security Descriptions
--------------------------------------------------------------------------------

ABAG     -- Association of Bay Area Governments
AIG      -- American International Guaranty
AMBAC    -- AMBAC Indemnity Corporation
BAN      -- Bond Anticipation Notes
BIG      -- Bond Investors Guaranty
CGIC     -- Capital Guaranty Insurance Company
COP      -- Certificate of Participation
ETM      -- Escrowed to Maturity
FAIRS    -- Floating Adjustable Interest Rate Securities
FGIC     -- Financial Guaranty Insurance Company
FHA      -- Federal Housing Administration
FHLMC    -- Federal Home Loan Mortgage Corporation
FNMA     -- Federal National Mortgage Association
FRTC     -- Floating Rate Trust Certificates
FSA      -- Financial Security Assurance
GIC      -- Guaranteed Investment Contract
GNMA     -- Government National Mortgage Association
GO       -- General Obligation
HDC      -- Housing Development Corporation
HFA      -- Housing Finance Authority
IDA      -- Industrial Development Authority
IDB      -- Industrial Development Board
IDR      -- Industrial Development Revenue
INFLOS   -- Inverse Floaters
IRB      -- Industrial Revenue Bonds
LOC      -- Letter of Credit
MBIA     -- Municipal Bond Investors Assurance Corporation
MVRICS   -- Municipal Variable Rate Inverse Coupon Security
PCFA     -- Pollution Control Financing Authority
PCR      -- Pollution Control Revenue
RAN      -- Revenue Anticipation Notes
RIBS     -- Residual Interest Bonds
TAN      -- Tax Anticipation Notes
TECP     -- Tax Exempt Commercial Paper
TOB      -- Tender Option Bond
TRAN     -- Tax and Revenue Anticipation Notes
VRDD     -- Variable Rate Demand Note
VRWE     -- Variable Rate Wednesday Demand

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Statements of Assets and Liabilities                              March 31, 1995
--------------------------------------------------------------------------------

                                                                        New York Money            New York
                                                                       Market Portfolio           Portfolio
=============================================================================================================
ASSETS:
    Investments, at value (Cost -- $704,512,914
      and $89,336,377)                                                    $704,512,914           $92,507,288
    Cash                                                                        15,227                35,807
    Receivable for securities sold                                          12,500,815               110,000
    Receivable for Fund shares sold                                                 --                65,147
    Interest receivable                                                      6,648,531             1,503,845
    Other assets                                                                    --                 4,269
-------------------------------------------------------------------------------------------------------------
    Total Assets                                                           723,677,487            94,226,356
-------------------------------------------------------------------------------------------------------------
LIABILITIES:
    Payable for securities purchased                                        13,576,333             1,608,818
    Payable for Fund shares purchased                                               --                53,102
    Management fees payable                                                    288,153                35,167
    Distribution costs payable                                                  22,634                52,282
    Dividends payable                                                        1,199,789                    --
    Accrued expenses and other liabilities                                     199,789                    --
-------------------------------------------------------------------------------------------------------------
    Total Liabilities                                                       15,286,698             1,749,369
-------------------------------------------------------------------------------------------------------------
Total Net Assets                                                          $708,390,789           $92,476,987
=============================================================================================================
NET ASSETS:
    Par value of capital shares                                           $    708,690           $     7,206
    Capital paid in excess of par value                                    707,981,892            90,605,201
    Undistributed net investment income                                             --                 3,788
    Accumulated net realized loss on security
      transactions                                                            (299,793)           (1,310,119)
    Net unrealized appreciation of investments                                      --             3,170,911
-------------------------------------------------------------------------------------------------------------
Total Net Assets                                                          $708,390,789           $92,476,987
=============================================================================================================
Shares Outstanding:
    Class A                                                                708,690,582             6,449,188
-------------------------------------------------------------------------------------------------------------
    Class B                                                                         --               296,936
-------------------------------------------------------------------------------------------------------------
    Class C                                                                         --               459,653
-------------------------------------------------------------------------------------------------------------
Net Asset Value:
    Class A (and redemption price)                                               $1.00                $12.83
-------------------------------------------------------------------------------------------------------------
    Class B *                                                                       --                $12.84
-------------------------------------------------------------------------------------------------------------
    Class C **                                                                      --                $12.83
-------------------------------------------------------------------------------------------------------------
Class A Maximum Public Offering Price Per Share
    (net asset value plus 4.17% of net asset value per share)                                         $13.36
=============================================================================================================

 * Redemption price is NAV of Class B shares reduced by a 4.50% CDSC if shares are redeemed less than one year from initial purchase. This CDSC declines by 0.50% the first year after purchase and then by 1.00% per year thereafter until no CDSC is incurred.
** Redemption price is NAV of Class C shares reduced by a 1.00% CDSC which applies if shares are redeemed within the first year of purchase.

                      See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Statements of Operations                       For the Year Ended March 31, 1995
--------------------------------------------------------------------------------

                                                                   New York Money         New York
                                                                  Market Portfolio       Portfolio
===================================================================================================
INVESTMENT INCOME:
    Interest                                                         $11,072,590        $ 5,532,297
---------------------------------------------------------------------------------------------------
EXPENSES:
    Management fees (Note 4)                                           1,525,102            373,385
    Distribution costs (Note 4)                                          305,688            108,252
    Shareholder communications fees                                       80,854             18,002
    Shareholder servicing agent fees                                      75,155             22,513
    Insurance                                                             20,000                401
    Registration fees                                                     12,844              8,001
    Custodian fees                                                        10,000              8,001
    Pricing service fees                                                  10,000             12,001
    Trustees' fees                                                         9,582              3,953
    Audit and legal fees                                                   5,528              9,201
    Other                                                                 14,706              3,425
---------------------------------------------------------------------------------------------------
    Total Expenses                                                     2,069,459            567,135
---------------------------------------------------------------------------------------------------
Net Investment Income                                                  9,003,131          4,965,162
---------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
    Realized Gain (Loss) From Security Transactions
      (excluding short-term securities*):
      Proceeds from sales                                             41,067,764         24,732,296
      Cost of securities sold                                         41,060,813         25,536,566
---------------------------------------------------------------------------------------------------
    Net Realized Gain (Loss)                                               6,951           (804,270)
---------------------------------------------------------------------------------------------------
    Change in Net Unrealized Appreciation of Investments:
      Beginning of year                                                       --          1,984,609
      End of year                                                             --          3,170,911
---------------------------------------------------------------------------------------------------
    Increase in Net Unrealized Appreciation                                   --          1,186,302
---------------------------------------------------------------------------------------------------
Net Gain on Investments                                                    6,951            382,032
---------------------------------------------------------------------------------------------------
Increase in Net Assets From Operations                               $ 9,010,082        $ 5,347,194
===================================================================================================

* Represents only short-term securities for the New York Money Market Portfolio.
             ----

                      See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Statements of Changes in Net Assets                For the Years Ended March 31,
--------------------------------------------------------------------------------

                                                                   New York                            New York
                                                             Money Market Portfolio                    Portfolio
                                                            ------------------------            -----------------------
                                                             1995              1994              1995             1994
=========================================================================================================================
OPERATIONS:
    Net investment income                            $     9,003,131     $   1,195,788      $  4,965,162     $  4,272,540
    Net realized gain (loss) from
      security transactions                                    6,951            (1,844)         (804,270)         280,945
    Increase (decrease) in net unrealized
      appreciation of investments                                 --                --         1,186,302       (3,198,744)
-------------------------------------------------------------------------------------------------------------------------
    Increase in Net Assets
      From Operations                                      9,010,082         1,193,944         5,347,194        1,354,741
-------------------------------------------------------------------------------------------------------------------------
DISTRIBUTIONS TO SHAREHOLDERS
    FROM (NOTE 3):
    Net investment income                                 (8,962,020)       (1,195,788)       (5,027,432)      (4,309,218)
-------------------------------------------------------------------------------------------------------------------------
    Decrease in Net Assets From
      Distributions to Shareholders                       (8,962,020)       (1,195,788)       (5,027,432)      (4,309,218)
-------------------------------------------------------------------------------------------------------------------------
FUND SHARE TRANSACTIONS:
    Net proceeds from sale of shares                   1,427,039,238       291,171,028        34,196,422       26,634,117
    Net asset value of shares issued
      in connection with the transfer
      of the Smith Barney Shearson
      New York Municipal Money
      Market Fund net assets                             605,236,129                --                --               --
    Net asset value of shares issued
      for reinvestment of dividends                        8,014,448         1,147,229         2,496,848        2,169,990
    Cost of shares reacquired                         (1,414,406,279)     (269,367,048)      (22,088,943)     (11,196,380)
-------------------------------------------------------------------------------------------------------------------------
    Increase in Net Assets From
      Fund Share Transactions                            625,883,536        22,951,209        14,604,327       17,607,727
-------------------------------------------------------------------------------------------------------------------------
Increase in Net Assets                                   625,931,598        22,949,365        14,924,089       14,653,250

NET ASSETS:
    Beginning of year                                     82,459,191        59,509,826        77,552,898       62,899,648
-------------------------------------------------------------------------------------------------------------------------
    End of year *                                    $   708,390,789     $  82,459,191      $ 92,476,987     $ 77,552,898
=========================================================================================================================
* Includes undistributed
    net investment income of:                                     --                --            $3,788          $66,058
=========================================================================================================================

                      See Notes to Financial Statements.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Notes to Financial Statements
--------------------------------------------------------------------------------

     1. Significant Accounting Policies

     The New York Money Market and New York Portfolios ("Portfolios") are separate investment portfolios of the Smith Barney Muni Funds ("Fund"). The Fund, a Massachusetts business trust, is registered under the Investment Company Act of 1940, as amended, as a non-diversified, open-end management investment company and consists of these Portfolios and eleven other separate investment portfolios: California, Florida, Georgia, New Jersey, Ohio, Pennsylvania, Limited Term, National, California Limited Term, Florida Limited Term and California Money Market Portfolios. The financial statements and financial highlights for the other portfolios are presented in separate annual reports.

     The significant accounting policies consistently followed by the Portfolios are: (a) security transactions are accounted for on the trade date; (b) securities are valued at bid prices provided by an independent pricing service that are based on transactions in municipal obligations, quotations from municipal bond dealers, market transactions in comparable securities and various relationships between securities; short-term securities and securities maturing within 60 days are valued at cost plus (minus) accreted discount (amortized premium), which approximates value; (c) gains or losses on the sale of securities are calculated by using the specific identification method; (d) interest income, adjusted for amortization of premiums and accretion of original issue discount, is recorded on the accrual basis; market discount is recognized upon the disposition of the security; (e) direct expenses are charged to each Portfolio and each class; management fees and general fund expenses are allocated on the basis of relative net assets; and (f) the Portfolios intend to comply with the requirements of the Internal Revenue Code pertaining to regulated investment companies and to make the required distributions to shareholders; therefore, no provision for Federal income taxes has been made.

     2. Portfolio Concentration

     Since each Portfolio invests primarily in obligations of issuers within New York, it is subject to possible concentration risks associated with economic, political, or legal developments or industrial or regional matters specifically affecting New York.

     3. Exempt-Interest Dividends and Other Distributions

     The New York Money Market Portfolio declares and records a dividend of substantially all its net investment income on each business day. Such dividends are paid or reinvested monthly in Portfolio shares on the payable date. Furthermore, the Portfolios intend to satisfy conditions that will enable interest from municipal securities, which is exempt from

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

Federal income tax and from designated state income taxes, to retain such tax-exempt status when distributed to the shareholders of the Portfolio.

     Capital gain distributions, if any, are taxable to shareholders, and are declared and paid at least annually. At March 31, 1995, the New York Money Market and New York Portfolios had net capital loss carryovers of $299,793 and $1,310,119, respectively, available to offset future capital gains. To the extent that these carryover losses are used to offset capital gains it is probable that any gains so offset will not be distributed. The amount and expiration of the carryovers are indicated below. Expiration occurs on March 31 of the year indicated.

                                             1997         1998         2002         2003
==========================================================================================
New York Money Market Portfolio                 --           --       $2,166      $297,627
New York Portfolio                         $427,106     $78,743           --       804,270
==========================================================================================

     4. Management Agreements and Transactions with Affiliated Persons

     Smith Barney Mutual Funds Management Inc. ("SBMFM"), a subsidiary of Smith Barney Holdings Inc. ("SBH"), acts as investment manager to the Fund. The New York Money Market and New York Portfolios pay SBMFM a management fee calculated at the annual rate of 0.50% and 0.45%, respectively, of their average daily net assets. Such fees are calculated daily and paid monthly.

     Smith Barney Inc. ("SB"), another subsidiary of SBH, acts as distributor of Fund shares. SB received sales charges of approximately $176,000 (paid by purchasers of the New York Portfolio's Class A shares) for the year ended March 31, 1995. All officers and two trustees of the Fund are employees of SB.

     Effective November 7, 1994, the Fund adopted a new class structure, renaming Class B shares as Class C shares and exchanging the former Class C shares into Class A shares. Under this new class structure, a contingent deferred sales charge ("CDSC") of 4.50% is imposed on Class B shares if redemption occurs less than one year from initial purchase. This CDSC declines by 0.50% the first year after purchase and by 1.00% per year thereafter until no CDSC is incurred. A CDSC of 1.00% is also imposed on Class C shares if redemption occurs less than one year from initial purchase. Any CDSC imposed on redemptions is paid to SB. For the year ended March 31, 1995, there were approximately $8,000 in such charges.

     On September 16, 1994, a new Distribution Plan was approved by the shareholders. Pursuant to this Distribution Plan, the New York Portfolio

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

pays a service fee of 0.15% of average net assets on an annual basis with respect to its Class A, B and C shares. In addition, the New York Portfolio pays a distribution fee of 0.50% and 0.55% of average net assets on an annual basis with respect to its Class B and C shares, respectively. The New York Money Market Portfolio pays for distribution related services at the annual rate of 0.10% of average net assets.

     5. Investments

     During the year ended March 31, 1995, the aggregate cost of purchases and proceeds from sales (including maturities, but excluding short-term securities) of investments were as follows:

                                             New York Money          New York
                                            Market Portfolio         Portfolio
===============================================================================
Purchases                                         --                $39,675,740
-------------------------------------------------------------------------------
Sales                                             --                 24,732,296
===============================================================================

     At March 31, 1995, the gross unrealized appreciation and depreciation of investments for Federal income tax purposes were as follows:

                                             New York Money         New York
                                            Market Portfolio        Portfolio
==============================================================================
Gross unrealized appreciation                     --                $4,149,642
Gross unrealized depreciation                     --                  (978,731)
------------------------------------------------------------------------------
Net unrealized appreciation                       --                $3,170,911
==============================================================================

     6. Transfer of Assets

     On November 18, 1994 the net assets of the Smith Barney Shearson New York Municipal Money Market Fund were merged into the New York Money Market Portfolio pursuant to an Agreement and Plan of Reorganization dated August 2, 1994.

     The transaction was structured for tax purposes to qualify as a tax-free reorganization under the Internal Revenue Code. The Smith Barney Shearson New York Municipal Money Market Fund net assets at that date were $605,236,129. Directly after the merger the combined net assets were $690,110,795 for the New York Money Market Portfolio.

     7.  Capital Shares

     At March 31, 1995, there were an unlimited amount of shares of $.001 par value capital stock authorized. The Fund has multiple classes of shares within each Portfolio of the Fund. Each share of a class represents an identical interest in its respective Portfolio and has the same rights, except

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

that each class bears certain expenses specifically related to the distribution of its shares. At March 31, 1995, total paid-in capital amounted to the following for each class and respective Portfolio:


Portfolio                                    Class A        Class B       Class C
====================================================================================
New York Money Market                      $708,690,582            --            --
New York                                     80,788,614    $3,634,969    $6,188,824
====================================================================================

Transactions in shares of each class were as follows:

                                          Year Ended                    Year Ended
                                        March 31, 1995                 March 31, 1994
New York                           ------------------------       ------------------------
Money Market Portfolio              Shares          Amount         Shares          Amount
============================================================================================
Class A
Shares sold                     1,427,039,238  $1,427,039,238      291,171,028  $291,171,028
Transfer from Smith Barney
    Shearson New York Municipal
    Money Market Fund             605,581,400     605,581,400               --            --
Shares issued on reinvestment       8,014,448       8,014,448        1,147,229     1,147,229
Shares redeemed                (1,414,406,279) (1,414,406,279)    (269,367,048) (269,367,048)
--------------------------------------------------------------------------------------------
Net Increase                      626,228,807  $  626,228,807       22,951,209  $ 22,951,209
============================================================================================

New York Portfolio
============================================================================================
Class A*
Shares sold                         2,286,499  $   28,645,014        1,441,586  $ 19,534,054
Shares issued on reinvestment         177,827       2,228,332          149,103     2,014,647
Shares redeemed                    (1,632,862)    (20,362,510)        (775,166)  (10,434,944)
--------------------------------------------------------------------------------------------
Net Increase                          831,464  $   10,510,836          815,523  $ 11,113,757
============================================================================================
Class B+
Shares sold                           300,125  $    3,675,800               --            --
Shares issued on reinvestment           2,867          35,862               --            --
Shares redeemed                        (6,056)        (76,693)              --            --
--------------------------------------------------------------------------------------------
Net Increase                          296,936  $    3,634,969               --            --
============================================================================================
Class C++
Shares sold                           148,675  $    1,875,608         361,749   $  4,900,052
Shares issued on reinvestment          18,547         232,654           9,425        127,261
Shares redeemed                      (133,522)     (1,649,740)        (48,452)      (656,328)
--------------------------------------------------------------------------------------------
Net Increase                           33,700  $      458,522         322,722   $  4,370,985
============================================================================================

 * On October 10, 1994 the former Class C shares were exchanged into Class A shares; therefore the Class C share activity for the period April 1, 1994 to October 9, 1994 is included with the Class A share activity. The year ended March 31, 1994 includes only Class A share activity.

 + For the period from November 11, 1994 (inception date) to March 31, 1995.

++ On November 7, 1994 the former Class B shares were renamed Class C shares.

                                                                              27

Smith Barney Muni Funds
New York Money Market Portfolio
--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------

For a share of each class of capital stock outstanding throughout each year:


Class A Shares:                                               1995            1994        1993(a)
=================================================================================================
Net Asset Value, Beginning of Year                           $1.00           $1.00         $1.00
-------------------------------------------------------------------------------------------------
Income from Investment Operations:
    Net investment income (1)                                0.025           0.018         0.010
-------------------------------------------------------------------------------------------------
Total Income from Investment Operations                      0.025           0.018         0.010
-------------------------------------------------------------------------------------------------
Less Distributions:
    Dividends from net investment income                    (0.025)         (0.018)       (0.010)
-------------------------------------------------------------------------------------------------
Total Distributions                                         (0.025)         (0.018)       (0.010)
-------------------------------------------------------------------------------------------------
Net Asset Value, End of Year                                 $1.00           $1.00         $1.00
-------------------------------------------------------------------------------------------------
Total Return                                                  2.49%           1.77%         1.01%++
-------------------------------------------------------------------------------------------------
Net Assets, End of Year (000s)                            $708,391         $82,459       $59,510
-------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
    Expenses (1)                                              0.68%           0.60%         0.56%+
    Net investment income                                     2.94%           1.73          1.84 +
=================================================================================================

(a) For the period from September 17, 1992 (inception date) to March 31, 1993.

(1) The manager has waived all or part of its fees for each of the years in the two-year period ended March 31, 1994. If such fees were not waived, the per share decrease of net investment income would have been $0.001 and $0.001 for 1994 and 1993, respectively, and the ratio of expenses to average net assets would have been 0.67% and 0.69% for 1994 and 1993, respectively.

 ++ Not annualized, as the result may not be representative of the total return for the year.

  + Annualized.

Smith Barney Muni Funds
New York Portfolio
--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------

For a share of each class of capital stock outstanding throughout each year:


Class A Shares (a)                                   1995         1994         1993          1992          1991
==================================================================================================================
Net Asset Value, Beginning of Year                  $12.83       $13.25       $12.33        $11.80        $11.67
------------------------------------------------------------------------------------------------------------------
Income from Investment Operations:
  Net investment income (1)                           0.76         0.78         0.81          0.83          0.85
  Net realized and unrealized gain (loss)
  on investments (2)                                  0.01        (0.41)        0.92          0.51          0.13
------------------------------------------------------------------------------------------------------------------
Total Income from Investment Operations               0.77         0.37         1.73          1.34          0.98
------------------------------------------------------------------------------------------------------------------
Less Distributions:
  Dividends from net investment income               (0.77)       (0.79)       (0.81)        (0.81)        (0.85)
------------------------------------------------------------------------------------------------------------------
Total Distributions                                  (0.77)       (0.79)       (0.81)        (0.81)        (0.85)
------------------------------------------------------------------------------------------------------------------
Net Asset Value, End of Year                        $12.83       $12.83       $13.25        $12.33        $11.80
------------------------------------------------------------------------------------------------------------------
Total Return                                          6.32%        2.66%       14.48%        11.98%         8.74%
------------------------------------------------------------------------------------------------------------------
Net Assets, End of Year (000s)                     $82,768      $70,065      $61,532       $40,370       $33,158
------------------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses (1)                                        0.63%        0.55%        0.55%         0.48%         0.28%
  Net investment income                               6.00         5.79         6.32          6.86          7.31
------------------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                              30.38%       19.65%       21.91%        23.80%        69.75%
==================================================================================================================
Class B Shares                                      1995(b)
==================================================================================================================
Net Asset Value, Beginning of Year                  $11.96
------------------------------------------------------------------------------------------------------------------
Income from Investment Operations:
  Net investment income                               0.31
  Net realized and unrealized gain
    on investments (2)                                0.86
------------------------------------------------------------------------------------------------------------------
Total Income from Investment Operations               1.17
------------------------------------------------------------------------------------------------------------------
Less Distributions:
  Dividends from net investment income               (0.29)
------------------------------------------------------------------------------------------------------------------
Total Distributions                                  (0.29)
------------------------------------------------------------------------------------------------------------------
Net Asset Value, End of Year                        $12.84
------------------------------------------------------------------------------------------------------------------
Total Return                                          9.92%++
------------------------------------------------------------------------------------------------------------------
Net Assets, End of Year (000s)                      $3,813
------------------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses                                            1.27%+
  Net investment income                                5.76+
------------------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                              30.38%
==================================================================================================================

(a) On October 10, 1994, the former Class C shares were exchanged into Class A shares.

(b) For the period from November 11, 1994 (inception date) to March 31, 1995.

(1) The manager has waived all or part of its fees for each of the years in the two-year period ended March 31, 1992. If such fees were not waived, the per share decrease of net investment income would have been $0.007 and $0.031 for 1992 and 1991, respectively, and the ratio of expenses to average net assets would have been 0.53% and 0.50% for 1992 and 1991, respectively. As a result of voluntary expense limitations, the ratio of expenses to average net assets will not exceed 0.80%, 1.30% and 1.35% for Class A, B and C shares, respectively.

 ++ Not annualized, as the result may not be representative of the total return for the year.

  + Annualized.

                                                                              29

Smith Barney Muni Funds
New York Portfolio
--------------------------------------------------------------------------------
Financial Highlights (continued)
--------------------------------------------------------------------------------

For a share of each class of capital stock outstanding throughout each year:


Class C Shares (a)                                                        1995           1994          1993(b)
================================================================================================================
Net Asset Value, Beginning of Year                                      $12.82         $13.24          $12.84
----------------------------------------------------------------------------------------------------------------
Income from Investment Operations:
  Net investment income                                                   0.68           0.68            0.15
  Net realized and unrealized gain (loss) on investments (2)              0.01          (0.40)           0.37
----------------------------------------------------------------------------------------------------------------
Total Income from Investment Operations                                   0.69           0.28            0.52
----------------------------------------------------------------------------------------------------------------
Less Distributions:
  Dividends from net investment income                                   (0.68)         (0.70)          (0.12)
----------------------------------------------------------------------------------------------------------------
Total Distributions                                                      (0.68)         (0.70)          (0.12)
----------------------------------------------------------------------------------------------------------------
Net Asset Value, End of Year                                            $12.83         $12.82          $13.24
----------------------------------------------------------------------------------------------------------------
Total Return                                                              5.66%          1.96%           4.04%++
----------------------------------------------------------------------------------------------------------------
Net Assets, End of Year (000s)                                          $5,896         $5,461          $1,368
----------------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses                                                                1.28%          1.23%           1.23%+
  Net investment income                                                   5.38           4.98            5.37 +
----------------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                                                  30.38%         19.65%          21.91%
================================================================================================================

(a) On November 7, 1994 the former Class B shares were renamed Class C shares.

(b) For the period from January 8, 1993 (inception date) to March 31, 1993.

(2) Includes the net per share effect of shareholder sales and redemptions activity during the period, most of which occurred at net asset values less than the beginning of the period.

 ++ Not annualized, as the result may not be representative of the total return for the year.

  + Annualized.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Independent Auditors' Report
--------------------------------------------------------------------------------

To the Shareholders and Board of Trustees of the New York Money Market and
New York Portfolios of Smith Barney Muni Funds:

     We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of the New York Money Market and New York Portfolios of Smith Barney Muni Funds as of March 31, 1995, the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the two-year period then ended and the period from September 17, 1992 (commencement of operations) to March 31, 1993 with respect to the New York Money Market Portfolio and each of the years in the five-year period then ended with respect to the New York Portfolio. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of March 31, 1995, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Smith Barney Muni Funds
--------------------------------------------------------------------------------
Independent Auditors' Report (continued)
--------------------------------------------------------------------------------

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the New York Money Market and New York Portfolios of Smith Barney Muni Funds as of March 31, 1995, the results of their operations for the year then ended, the changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the two-year period then ended and the period from September 17, 1992 (commencement of operations) to March 31, 1993 with respect to the New York Money Market Portfolio and for each of the years in the five-year period then ended with respect to the New York Portfolio, in conformity with generally accepted accounting principles.


                                                   /s/ KPMG Peat Marwick LLP

New York, New York
May 15, 1995

SMITH BARNEY
------------
A Member of Travelers Group [LOGO APPEARS HERE]

Smith Barney
Muni Funds

Trustees
Jessica M. Bibliowicz
Ralph D. Creasman
Joseph H. Fleiss
Donald R. Foley
Paul Hardin
Francis P. Martin, M.D.
Heath B. McLendon, Chairman
Roderick C. Rasmussen
John P. Toolan
C. Richard Youngdahl

Officers
Heath B. McLendon
Chief Executive Officer

Jessica M. Bibliowicz
President

Lewis E. Daidone
Senior Vice President
and Treasurer

Peter M. Coffey
Vice President

Karen L. Mahoney-Malcomson
Vice President

Daniel Malone
Vice President

Irving P. David
Controller

Thomas M. Reynolds
Controller

Christina T. Sydor
Secretary

Investment Manager
Smith Barney Mutual Funds
Management Inc.

Distributor
Smith Barney Inc.

Custodian
PNC Bank

Shareholder
Servicing Agent
The Shareholder Services Group, Inc.
P.O. Box 9134
Boston, MA 02205-9134


This report is submitted for the general information of the shareholders of Smith Barney Muni Funds New York Money Market and New York Portfolios. It is not authorized for distribution to prospective investors unless accompanied or preceded by a current Prospectus for the Portfolios, which contains information concerning the Portfolios' investment policies and expenses as well as other pertinent information.


Smith Barney Muni Funds
388 Greenwich Street
New York, New York 10013


FD2306 E5                                                                  82107

                                 ANNUAL REPORT
                                      OF
                  SMITH BARNEY NEW YORK MUNICIPALS FUND INC.
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

                                          [Small box above fund name showing
                                              the Empire State building.]


                                          SMITH BARNEY

                                          NEW YORK
1994                                      MUNICIPALS
Annual                                    FUND INC.
Report
                                          ......................................
                                          December 31, 1994


                  [LOGO OF SMITH BARNEY   Smith Barney Mutual Funds
                   MUTUAL FUNDS APPEARS   Investing for your future.
                   HERE]                  Every day.

-----------------------------
New York Municipals Fund Inc.
-----------------------------

Dear Shareholder:

This past year was one of great disappointments and difficulties for investors in the tax-exempt market. 1994 began with great expectations: both interest rates and bond issuance were low, which should have portended another good performance year for the municipal market. The first blow to these expectations was dealt in February by the Federal Reserve's first interest rate increase in five years. The goal of this and the five following increases in the Federal Fund's rate was to slow the pace of economic growth and forestall a feared increase in the rate of inflation. Each increase in short-term interest rates resulted in an increase in long-term rates and downward pressure on the price of municipal bonds. As the year progressed and prices for bonds continued to decline, selling pressures increased and in turn put additional downward pressure on the tax-exempt market. The Fund was not immune to this difficult market environment and ended the year with a negative total return.

The year 1994 was also noteworthy because the Republican party regained control of both houses of Congress as well as 30 state legislatures. New York, of course, contributed to this trend in the gubernatorial election of Republican George Pataki. He, like most victors this past November, ran on a campaign platform that stressed less government spending and a reduction in the state's high personal income tax rate. It is still too early to tell if and when Governor Pataki will be able to achieve this mandate since state tax receipts have been weak and the state has a potentially high budget deficit.

It is our belief that the investment climate in 1995 is likely to be more positive than it was in 1994. We think that the Federal Reserve has been successful in controlling inflation and will therefore no longer need to raise interest rates, which should help stabilize the fixed income markets. The supply/demand balance of the municipal market will be a very important contributor to its stability and stronger performance in 1995. Estimates call for a substantial reduction in the amount of new issuance in 1995, while at the same time a large amount of older, higher-coupon debt will be either called or matured from the market. Demand for tax-free bonds should continue to be strong, especially in high-tax states such as New York, which should lead to strong bond prices.

On the budget front, both New York State and New York City have recently announced that they are facing large budget deficits because of an acute slowdown in tax receipts. Mayor Giuliani recently announced extensive reductions in employment and social service spending programs that should enable him to balance the City's budget. Governor Pataki, in his recent State of the State budget message, called for the elimination of 11,000 state jobs and significant reductions in spending to reflect the state's financial situation. Governor Pataki also indicated that the state and its agencies will be reducing its bond issuance in 1995 in order to avert a downgrade in the state's debt rating. This alone will be a positive for the New York municipal market since it will not have to absorb large, deficit-financing bond issuance. Our outlook for New York is quite positive as the governor and the legislature work together between now and the April 1 budget deadline to curtail spending and increase tax receipts which will improve the overall financial health of the Empire State.

Portfolio Summary

In response to the Federal Reserve's policy of higher short-term interest rates and declining prices in the New York tax-exempt market, our investment strategy has been to keep the Fund's average maturity at approximately 22 years, which enabled the Fund to maximize its tax-exempt income. At the end of this reporting period, nearly 95% of the Fund's assets were invested in municipal bonds rated as investment grade by Standard & Poor's Corporation or Moody's Investors Service, Inc. These high quality investments provide the portfolio with greater protection against credit risk and are also more liquid. The majority of the Fund's holdings were in general obligation, hospital, housing and education.

We appreciate your confidence during the difficult investment environment of 1994, and join you in looking forward to a more benign 1995. Should you have any questions about your investment in the Fund or how other Smith Barney mutual funds may help you reach your financial goals, please speak with your Smith Barney Financial Consultant.

Sincerely,

/s/ Heath B. McLendon                           /s/ Lawrence T. McDermott

Heath B. McLendon                               Lawrence T. McDermott
Chairman of the Board                           Vice President and
                                                Investment Officer
February 20, 1995


--------------------------------------------------------------------------------
DIVIDEND POLICY
--------------------------------------------------------------------------------
Although not explicitly stated in the prospectus, the Fund's policy is to pay a level monthly dividend based on our projections for the municipal bond market and the general direction of interest rates. This policy has no appreciable affect on the Fund's investment strategies or net asset value per share since it is guided by market conditions. It means that we do not invest in more speculative securities that may undermine the Fund's net asset value per share in order to maintain an unrealistically high dividend policy. We continually monitor both the market and the Fund's income stream to see that our dividend projections are realistic.
--------------------------------------------------------------------------------

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Portfolio Highlights (unaudited)                               December 31, 1994
--------------------------------------------------------------------------------

Industry Breakdown


                           [PIE CHART APPEARS HERE]

Pie chart depicting the allocation of the New York Municipals Fund investment securities held at December 31, 1994 by industry classification. The pie is broken in pieces representing industries in the following percentages:

                   Industry                            Percentage
         Net Other Assets and Liabilities                 0.6%
         Other                                            4.1%
         Education                                       11.7%
         Housing                                         17.2%
         Hospital                                        20.7%
         Transportation                                   7.5%
         Pollution Control                                3.9%
         Industrial Control                               3.8%
         Utility Revenue                                  9.7%
         General Obligations                             20.8%

Summary of Municipal Bonds and Notes
by Combined Ratings

                                         Standard &                    Percent
       Moody's                            Poor's                      of Value
--------------------------------------------------------------------------------
        Aaa                                AAA                          28.0
        Aa                                 AA                           16.3
         A                                  A                           24.0
        Baa               or               BBB                          26.5
        Ba                                 BB                            2.6
         B                                  B                            0.4
        NR                                 NR                            2.2
                                                                       -----
                                                                       100.0%

Average Maturity: 22.91 years

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Historical Performance -- Class A Shares
--------------------------------------------------------------------------------

Year Ended        Net Asset Value                       Dividends   Return of    Total
December 31,    Beginning    Ending       Capital Gain    Paid       Capital     Return*
========================================================================================
1985             $13.90     $15.48           $  --       $ 1.24        --        21.03%
----------------------------------------------------------------------------------------
1986              15.48      16.71            0.29         1.20        --        18.13
----------------------------------------------------------------------------------------
1987              16.71      15.37            0.01         1.14        --        (1.09)
----------------------------------------------------------------------------------------
1988              15.37      15.97              --         1.16        --        11.82
----------------------------------------------------------------------------------------
1989              15.97      16.26              --         1.13        --         9.18
----------------------------------------------------------------------------------------
1990              16.26      15.94              --         1.16        --         5.41
----------------------------------------------------------------------------------------
1991              15.94      16.77              --         1.16        --        12.98
----------------------------------------------------------------------------------------
1992              16.77      17.12            0.03         1.12    $ 0.01         9.36
----------------------------------------------------------------------------------------
1993              17.12      17.68            0.23         1.03        --        10.93
----------------------------------------------------------------------------------------
1994              17.68      15.44            0.10         0.99        --        (6.62)
========================================================================================
Total                                        $0.66       $11.33    $ 0.01
========================================================================================
Cumulative Total Return - (1/1/85 through 12/31/94)                             132.91%
========================================================================================

* Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not assume deduction of the sales charge
   (maximum 4.00%).

THE FUND'S POLICY IS TO DISTRIBUTE DIVIDENDS MONTHLY
AND CAPITAL GAINS, IF ANY, ANNUALLY.

--------------------------------------------------------------------------------
Average Annual Total Return** -- Class A Shares
--------------------------------------------------------------------------------

                                    Without Sales Charge    With Sales Charge***
================================================================================
Year Ended 12/31/94                       (6.62)%                (10.36)%
--------------------------------------------------------------------------------
Five Years Ended 12/31/94                  6.17                    5.31
--------------------------------------------------------------------------------
Ten Years Ended 12/31/94                   8.82%                   8.38%
================================================================================

** All average annual total return figures shown reflect reinvestment of dividends and capital gains at net asset value.

*** Average annual total return figures shown assume the deduction of the maximum 4.00% sales charge.

     NOTE: On November 6, 1992, existing shares of the Fund were designated Class A and were subject to a maximum 4.50% front-end sales charge and an annual service fee of 0.15% of the value of the average daily net assets attributable to that class. Effective November 7, 1994, the front-end sales charge for Class A shares was reduced to 4.00%. The figures in the above table have been recalculated on the basis of this new sales charge. The Fund's average annual rates of return would have been lower had service fees been in effect prior to November 6, 1992.

                 Growth of $10,000 invested in Class A Shares
      of Smith Barney New York Municipals Fund Inc. vs. Lehman Brothers
       Municipal Bond Index and Lipper New York Municipal Fund Average/+/
--------------------------------------------------------------------------------
                    December 31, 1984 -- December 31, 1994

                             [CHART APPEARS HERE]

A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 in New York Municipals Fund Class A shares on December 31, 1984 through December 31, 1994 as compared with the growth of a $10,000 investment in the Lehman Brothers Municipal Bond Index and Lipper New York Municipal Fund Average. The plot points used to draw the line graph were as follows:

                                         Growth of $10,000  Growth of $10,000
                                         Investment in the  Investment in the
                  Growth of $10,000       Lehman Brothers    Lipper New York
              Invested in Class A shares   Municipal Bond     Municipal Bond
Month Ended          of the Fund               Index             Average
11/84                  $10,000                      -                  -
12/84                   $9,600                $10,000            $10,000
03/85                  $10,016                $10,403            $10,408
06/85                  $10,830                $11,275            $11,216
09/85                  $10,744                $11,107            $11,149
12/85                  $11,619                $12,005            $11,976
03/86                  $12,698                $13,221            $12,939
06/86                  $12,516                $13,139            $12,870
09/86                  $13,146                $13,845            $13,446
12/86                  $13,726                $14,323            $14,022
03/87                  $14,059                $14,669            $14,373
06/87                  $13,395                $14,271            $13,547
09/87                  $13,011                $13,916            $13,096
12/87                  $13,576                $14,538            $13,798
03/88                  $13,966                $15,038            $14,170
06/88                  $14,308                $15,329            $14,471
09/88                  $14,745                $15,720            $14,890
12/88                  $15,181                $16,013            $15,271
03/89                  $15,224                $16,119            $15,334
06/89                  $16,133                $17,073            $16,233
09/89                  $16,118                $17,085            $16,171
12/89                  $16,574                $17,742            $16,688
03/90                  $16,591                $17,821            $16,613
06/90                  $16,958                $18,237            $17,025
09/90                  $16,912                $18,248            $16,918
12/90                  $17,470                $19,035            $17,528
03/91                  $17,901                $19,464            $17,941
06/91                  $18,347                $19,880            $18,359
09/91                  $19,130                $20,654            $19,241
12/91                  $19,737                $21,347            $19,858
03/92                  $19,866                $21,411            $19,879
06/92                  $20,625                $22,224            $20,833
09/92                  $21,179                $22,816            $21,337
12/92                  $21,585                $23,231            $21,768
03/93                  $22,342                $24,093            $22,677
06/93                  $22,994                $24,882            $23,479
09/93                  $23,676                $25,722            $24,257
12/93                  $23,945                $26,083            $24,534
3/94                   $22,610                $24,651            $23,081
6/94                   $22,746                $24,924            $23,167
9/94                   $22,830                $25,095            $23,201
12/94                  $22,359                $24,734            $22,694

+ Illustration of $10,000 invested in Class A shares on December 31, 1984 assuming deduction of the maximum 4.00% sales charge at the time of investment and reinvestment of dividends and capital gains at net asset value through December 31, 1994.

   The Lehman Brothers Municipal Bond Index is comprised of approximately 21,000 bonds. The bonds are all investment grade, fixed rate, long term (greater than two years) and are selected from issues larger than $50 million.

   The Lipper New York Municipal Fund Average is composed of the Fund's peer group of 83 mutual funds.

   Index information is available at month-end only; therefore, the closest month-end to inception date of the Fund has been used.

   Note: All figures cited here represent past performance and do not guarantee future results.

   For a glossary of terms, please turn to the end of this report.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Historical Performance -- Class B Shares
--------------------------------------------------------------------------------

Year Ended               Net Asset Value        Capital Gains   Dividends     Total
December 31,          Beginning      Ending     Distributed     Paid          Return*
=====================================================================================
11/6/92 - 12/31/92     $16.93       $17.12        $0.03          $0.15         2.23%
-------------------------------------------------------------------------------------
1993                    17.12        17.68         0.23           0.95        10.33
-------------------------------------------------------------------------------------
1994                    17.68        15.44         0.10           0.90        (7.17)
-------------------------------------------------------------------------------------
Total                                             $0.36          $2.00
=====================================================================================
Cumulative Total Return from 11/06/92 through 12/31/94                         4.70%
=====================================================================================

* Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not assume deduction of the contingent deferred sales charge ("CDSC").

THE FUND'S POLICY IS TO DISTRIBUTE DIVIDENDS MONTHLY
AND CAPITAL GAINS, IF ANY, ANNUALLY.

--------------------------------------------------------------------------------
Average Annual Total Return** -- Class B Shares
--------------------------------------------------------------------------------

                                                Without CDSC     With CDSC***
================================================================================
Year Ended 12/31/94                               (7.17)%          (11.10)%
--------------------------------------------------------------------------------
Inception 11/06/92 through 12/31/94                2.16%             0.91%
================================================================================

** All average annual total return figures shown reflect the reinvestment of dividends and capital gains at net asset value.

*** Average annual total return figures shown assume the deduction of the maximum applicable CDSC which is described in the prospectus.

    NOTE:  The Fund began offering Class B shares on November 6, 1992.
    Class B shares are subject to a maximum 4.50% CDSC and annual service and distribution fees of 0.15% and 0.50%, respectively, of the value of the average daily net assets attributable to that class.

6

                 Growth of $10,000 invested in Class B Shares
       of Smith Barney New York Municipals Fund Inc. vs Lehman Brothers Municipal Bond Index and Lipper New York Municipal Fund Average/+/
--------------------------------------------------------------------------------
                     November 6, 1992 -- December 31, 1994

                             [CHART APPEARS HERE]

A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 in New York Municipals Fund Class B shares on November 6, 1992 through December 31, 1994 as compared with the growth of a $10,000 investment in the Lehman Brothers Municiapl Bond Index and Lipper New York Municipal Fund Average. The plot points used to draw the line graph were as follows:

                                         Growth of $10,000  Growth of $10,000
                                         Investment in the  Investment in the
                  Growth of $10,000       Lehman Brothers    Lipper New York
              Invested in Class B shares   Municipal Bond     Municipal Bond
Month Ended          of the Fund               Index             Average
10/31/92                     -                $10,000            $10,000
11/06/92               $10,000                      -                  -
11/92                  $10,108                $10,179            $10,245
12/92                  $10,223                $10,283            $10,374
03/93                  $10,569                $10,664            $10,807
06/93                  $10,858                $11,013            $11,190
09/93                  $11,169                $11,385            $11,560
12/93                  $11,279                $11,545            $11,692
3/94                   $10,633                $10,911            $11,000
6/94                   $10,681                $11,032            $11,041
9/94                   $10,706                $11,108            $11,057
12/94                  $10,470                $10,948            $10,815

+ Illustration of $10,000 invested in Class B shares on November 6, 1992 assuming deduction of the maximum applicable CDSC at the time of redemption and reinvestment of dividends and capital gains at net asset value through December 31, 1994.

* Value does not assume deduction of applicable CDSC.

**Value assumes deduction of applicable CDSC (assuming redemption on December
  31, 1994).

  The Lehman Brothers Municipal Bond Index is comprised of approximately 21,000 bonds. The bonds are all investment grade, fixed rate, long term (greater than two years) and are selected from issues larger than $50 million.

  The Lipper New York Municipal Fund Average is composed of the Fund's peer group of 83 mutual funds.

  Index information is available at month-end only; therefore, the closest month-end to inception date of the Fund has been used.

  NOTE: All figures cited here represent past performance and do not guarantee future results.

  For a glossary of terms, please turn to the end of this report.

                                                                               7

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Historical Performance -- Class C Shares
--------------------------------------------------------------------------------

Year Ended               Net Asset Value     Capital Gains    Dividends  Total
December 31,          Beginning     Ending   Distributed      Paid       Return*
==================================================================================
    11/10/94 - 12/31/94    $15.19       $15.44      $0.10           $0.12
3.08%
==================================================================================
Total                                           $0.10           $0.12
==================================================================================
Cumulative Total Return -- (11/10/94 through 12/31/94)                      3.08%
==================================================================================

* Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not assume deduction of the CDSC.

THE FUND'S POLICY IS TO DISTRIBUTE DIVIDENDS MONTHLY
AND CAPITAL GAINS, IF ANY, ANNUALLY.
--------------------------------------------------------------------------------
Cumulative Total Return -- Class C Shares**
--------------------------------------------------------------------------------

                                                     Without CDSC   With CDSC***
================================================================================
Inception 11/10/94 through 12/31/94                     3.08%          2.08%
================================================================================

** All average annual total return figures shown reflect the reinvestment of dividends and capital gains distributions at net asset value.

*** Average annual total return figures shown assume the deduction of the maximum applicable CDSC which is described in the prospectus.

    NOTE:  The Fund began offering Class C shares on November 7, 1994.
    Class C shares are subject to a maximum 1.00% CDSC and annual service and distribution fees of 0.15% and 0.55%, respectively, of the value of the average daily net assets attributable to that class.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Portfolio of Investments                                       December 31, 1994
--------------------------------------------------------------------------------

                          Key to Insurance Abbreviations
--------------------------------------------------------------------------------
                AMBAC -- American Municipal Bond Assurance Corporation
                CAPGTY -- Capital Guaranty
                FGIC -- Federal Guaranty Insurance Corporation
                FHA -- Federal Housing Administration
                FSA -- Financial Security Assurance
                MBIA -- Municipal Bond Investors Assurance


                                                                               Ratings            Market
                                                                             (unaudited)           Value
Face Value                                                                 Moody's     S&P        (Note 1)
===========================================================================================================
LONG-TERM MUNICIPAL BONDS AND NOTES -- 99.4%
              New York -- 96.8%
$3,795,000    Babylon, New York, Industrial Development Agency,
              Recycling Facilities Revenue,
              (Babylon Recycling Center, Inc.),
              Series A, (in default),+
                8.875% due 3/1/2011                                          NR         NR        $1,518,000
              Babylon, New York, Industrial Development Agency,
              Resource Recovery Revenue, (Odgen Martin Systems,
              Babylon, Inc.):
  2,995,000   Series B,
                8.500% due 1/1/2019                                          Baa1       NR         3,204,650
  2,950,000   Series C,
                8.500% due 1/1/2019                                          Baa1       NR         3,156,500
  2,000,000   Babylon, New York, Industrial Development Agency,
              Waste Facilities Revenue, (Babylon Community Waste
              Management), Series A,
                7.875% due 7/1/2006 (Prerefunded 7/1/1999)                   Baa1       NR         2,210,000
              Battery Park City Authority, New York, Housing Revenue:
  5,000,000   Mortgage Loan, Series A, (FHA Insured),
                5.750% due 6/1/2023 (Prerefunded 6/1/2005)                   NR         AAA        4,262,500
              Refunding, Series A:
  4,850,000   Junior Note,
                5.800% due 11/01/2022                                        A          A          4,055,813
  5,000,000   Senior Note,
                5.700% due 11/01/2020                                        A1         AA         4,312,500
     35,000   Battery Park City Authority, New York,
              POD Housing Revenue, (FHA Insured),
                8.625% due 06/01/2023 (Prerefunded 06/01/2005)               NR         NR            41,125
  1,300,000   Buffalo, New York, Municipal Water Finance
              Authority, Water Systems
              Revenue, (FSA Insured),
                5.750% due 7/1/2019                                          Aaa        AAA        1,129,375
    500,000   Buffalo, New York, Refunding Bonds, (FGIC Insured),
                6.250% due 2/1/2016                                          Aaa        AAA          479,375

                      See Notes to Financial Statements.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Portfolio of Investments (continued)                           December 31, 1994
--------------------------------------------------------------------------------

                                                                               Ratings            Market
                                                                             (unaudited)           Value
Face Value                                                                 Moody's     S&P        (Note 1)
===========================================================================================================
LONG-TERM MUNICIPAL BONDS AND NOTES (Continued)
              New York (continued)
$   700,000   Central Square, New York, Central School District,
              (FGIC Insured),
                6.500% due 6/15/2000                                          Aaa      AAA        $  734,125
    250,000   Chautauqua County, New York, Industrial
              Development Agency, Industrial Development
              Revenue Bonds, (Ralston Purina Company Project),
                9.800% due 2/1/2001                                            Baa1     NR            259,063
  3,500,000   Dutchess County, New York, Resource Recovery Agency,
              Revenue Bonds, (Solid Waste Management), Series A,
              (FGIC Insured),
                7.500% due 1/1/2009                                           Aaa      AAA         3,723,125
              Green Island, New York, General Obligation Bonds:
    100,000     9.375% due 11/1/2001                                          Baa      NR            115,500
    125,000     9.375% due 11/1/2002                                          Baa      NR            145,781
  4,000,000   Hempstead Town, New York, Industrial Development
              Agency, Resource Recovery Revenue Bonds,
              (American Fuel Company),
                7.400% due 12/1/2010                                          Baa1     A-          4,135,000
  1,875,000   Lincoln Towers, New York, Housing Corporation,
              Mortgage Revenue Bonds, (Lincoln Towers Project),
                11.250% due 1/1/2015                                          NR       NR          1,994,531
              Lockport Town, New York, Refunding Bonds, (MBIA Insured):
    435,000     5.400% due 3/1/2012                                           Aaa      AAA           381,713
    430,000     5.400% due 3/1/2013                                           Aaa      AAA           373,563
    425,000     5.400% due 3/1/2014                                           Aaa      AAA           365,500
    415,000     5.400% due 3/1/2015                                           Aaa      AAA           355,344
              Metropolitan Transportation Authority, New York,
              Transit Facilities Revenue:
  3,555,000   Commuter Facilities Revenue, Series A,
                6.500% due 7/1/2024                                           Baa1     BBB+        3,257,269
  8,500,000   Series K, (AMBAC Insured),
                6.000% due 7/1/2016                                           Aaa      AAA         7,851,875
  3,630,000   Series M,
                6.000% due 7/1/2014                                           Baa      BBB+        3,217,088
  5,000,000   Series O, (MBIA Insured),
                6.375% due 7/1/2020                                           Aaa      AAA         4,800,000
  5,440,000   Service Contract, Series N,
                7.125% due 7/1/2009                                           Baa1     BBB         5,562,400
  4,800,000   Service Contract, Series 5,
                6.500% due 7/1/2016                                           Baa1     BBB         4,488,000

                      See Notes to Financial Statements.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Portfolio of Investments (continued)                           December 31, 1994
--------------------------------------------------------------------------------

                                                                               Ratings            Market
                                                                             (unaudited)           Value
Face Value                                                                 Moody's     S&P        (Note 1)
===========================================================================================================
LONG-TERM MUNICIPAL BONDS AND NOTES (Continued)
              New York (continued)
$ 1,250,000   Monroe County, New York, Airport Authority,
              Airport Revenue, (Greater Rochester International Airport),
              (MBIA Insured),
                7.250% due 1/1/2019                                           Aaa      AAA      $  1,292,188
              Monroe County, New York, Industrial Development
              Agency, Revenue Bonds:
  2,700,000   Civic Facility, (Al Sigl Center), Series A,
                8.000% due 12/15/2003                                         NR       A           2,851,875
    990,000   Civic Facility, (Genesee Hospital), Series A,
                6.500% due 11/1/1999                                          A        NR            988,763
  2,150,000   Monroe County, New York, Water Authority Revenue,
              (AMBAC Insured),
                7.000% due 8/1/2019                                           Aaa      AAA         2,193,000
  3,405,000   Nassau County, New York, Combined Sewer Districts,
              General Obligation Bonds, Refunding Bonds,
              Series G, (MBIA Insured),
              5.400% due 1/15/2010                                            Aaa      AAA         3,009,169
              New Rochelle, New York, General Obligation Bonds,
              (MBIA Insured):
  1,250,000   Series B,
                6.200% due 8/15/2020                                          Aaa      AAA         1,170,313
    450,000   Series C,
                6.250% due 3/15/2020                                          Aaa      AAA           420,750
              New York City, New York, General Obligation Bonds:
  5,000,000     6.600% due 8/1/2009                                           Baa1     A-          4,706,250
              Series A:
  5,000,000     6.250% due 8/1/2010                                           Baa1     A-          4,562,500
  3,000,000     6.250% due 8/1/2018                                           Baa1     A-          2,681,250
              Series B:
  3,000,000     5.850% due 10/1/2007                                          Baa1     A-          2,970,000
  4,000,000   (MBIA Insured),
                6.950% due 8/15/2012                                          Aaa      AAA         4,055,000
              Series C:
  1,000,000     7.750% due 9/1/2006                                           Baa1     A-          1,030,000
  4,000,000     6.500% due 8/1/2007                                           Baa1     A-          3,875,000
    255,000   Series D, (Unrefunded balance),
                8.000% due 8/1/2004                                           Aaa      AAA           273,488
  5,500,000   Series H,
                7.000% due 2/1/2021                                           Baa1     A-          5,424,375
              Series I, (Unrefunded balance), (AMBAC Insured):
  1,850,000     7.250% due 8/15/2014                                          Aaa      AAA         1,930,938
    555,000     7.250% due 8/15/2015                                          Aaa      AAA           577,894

                      See Notes to Financial Statements.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Portfolio of Investments (continued)                           December 31, 1994
--------------------------------------------------------------------------------

                                                                               Ratings            Market
                                                                             (unaudited)           Value
Face Value                                                                 Moody's     S&P        (Note 1)
===========================================================================================================
LONG-TERM MUNICIPAL BONDS AND NOTES (Continued)
              New York (continued)
              New York City, New York, General Obligation Bonds (continued):
$ 4,000,000   Series H, Subseries H-1,
                6.125% due 08/01/2011                                         Baa1     A-       $  3,580,000
              Series I, (Escrowed to Maturity), (AMBAC Insured):
  3,150,000     7.250% due 8/15/2014                                          Aaa      AAA         3,374,438
    945,000     7.250% due 8/15/2015                                          Aaa      AAA         1,017,056
  6,115,000   New York City, New York, Health & Hospital Corporation,
              Series A,
                6.300% due 2/15/2020                                          Baa      BBB         5,411,775
              New York City, New York, Housing Development Corporation,
              Multifamily Housing, Pass-Through Certificates:
  1,654,572   (Cadman Project),
                6.500% due 11/15/2018                                         NR       NR          1,563,571
  1,050,130   (Heywood Project),
                6.500% due 10/15/2017                                         NR       NR            988,435
  1,330,797   (Kelly Project),
                6.500% due 2/15/2018                                          NR       NR          1,259,267
  1,711,787   (Riverbend Project),
                6.500% due 11/15/2018                                         NR       NR          1,641,176
              Series A:
  2,197,724   (AMBAC Insured),
                6.500% due 12/20/2001                                         Aaa      AAA         2,216,955
              (FHA Insured):
  5,000,000      7.350% due 6/1/2019                                          NR       AAA         5,125,000
  4,000,000      6.600% due 4/1/2030                                          NR       AAA         3,790,000
  7,650,000   Series B,
                5.850% due 5/1/2026                                           Aa       AA          6,473,813
              New York City, New York, Industrial Development Agency:
  2,250,000   Civil Facility Refunding Bond, (The Lighthouse Inc. Project),
                6.500% due 7/1/2022                                           Aa2      AA          2,140,313
  1,000,000   Civil Facilities Revenue, (New School for Social
              Research Project),
              Series A, (MBIA Insured),
                6.200% due 9/1/2014                                           Aaa      AAA           952,500
  1,965,000   Civil Facility Revenue, International Center,
              (Integrated Student Dormitory Project), (in default),+
                9.000% due 3/1/2009                                           NR       NR            393,000
              New York City, New York, Municipal Water Finance Authority,
              Water & Sewer System Revenue:
  6,100,000   Series A,
                6.000% due 6/15/2017                                          A        A-          5,520,500
  3,270,000   Series A, (FSA Insured),
                7.000% due 6/15/2015                                          Aaa      AAA         3,343,575

                      See Notes to Financial Statements.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Portfolio of Investments (continued)                           December 31, 1994
--------------------------------------------------------------------------------

                                                                               Ratings            Market
                                                                             (unaudited)           Value
Face Value                                                                 Moody's     S&P        (Note 1)
===========================================================================================================
LONG-TERM MUNICIPAL BONDS AND NOTES (Continued)
              New York (continued)
              New York City, New York, Municipal Water Finance Authority,
                 Water and Sewer System Revenue (continued):
$ 2,390,000   Series B, (Unrefunded),
                 6.375% due 6/15/2022                                         A        A-       $  2,240,625
              New York State Dormitory Authority, Revenue Bonds:
  4,250,000   (City University), (AMBAC Insured),
                 6.300% due 7/1/2024                                          Aaa      AAA         4,000,313
              (City University), Series A:
  2,500,000      7.500% due 7/1/2006                                          Baa1     BBB         2,631,250
  2,000,000      5.750% due 7/1/2018                                          Baa1     BBB         1,685,000
  7,000,000   (City University), Series B,
                 6.000% due 7/1/2014                                          Baa1     BBB         6,168,750
              (City University), Series C:
  3,000,000      7.625% due 7/1/2014                                          Baa1     BBB         3,165,000
  2,000,000      8.200% due 7/1/2014                                          Baa1     BBB         2,202,500
  2,200,000   (City University),Series T,
                 10.250% due 7/1/2012                                         Baa1     BBB         2,293,500
  1,250,000   (City University), Series U,
                 6.250% due 7/1/2002                                          Baa1     BBB         1,254,688
  3,000,000   (City University, Third Generation), Series 2, (MBIA Insured),
                 6.875% due 7/1/2014                                          Aaa      AAA         3,052,500
  3,000,000   (Cooper Union), (FSA Insured),
                 7.200% due 7/1/2020                                          Aaa      AAA         3,112,500
              (Cornell University), Series A:
  2,000,000      7.375% due 7/1/2020                                          Aa       AA          2,105,000
  1,000,000      7.375% due 7/1/2030                                          Aa       AA          1,048,750
  1,230,000   (Crouse Community Center), (FHA Insured),
                 7.500% due 8/1/2029                                          NR       AAA         1,316,100
  1,600,000   (Crouse Irving Memorial Hospital),
                 10.500% due 7/1/2017                                         NR       A           1,646,000
  2,000,000   (Culinary Institute of America),
                 6.000% due 7/1/2022                                          NR       AAA         1,787,500
              Department of Education:
  6,000,000   Series A,
                 6.250% due 7/1/2024                                          Baa1     BBB         5,310,000
  5,000,000   State of New York Issue,
                 7.750% due 7/1/2021                                          Baa1     BBB         5,243,750
              Department of Health, State of New York Issue:
    200,000      7.250% due 7/1/2002                                          Baa1     BBB           213,000
  3,150,000      5.500% due 7/1/2020                                          Baa1     BBB         2,516,063
  3,500,000   (Episcopal Health), (FHA Insured),
                 5.900% due 8/1/2020                                          NR       AA          3,093,125
  3,400,000   (Fordham University), (FGIC Insured),
                 5.750% due 7/1/2015                                          Aaa      AAA         3,055,750

                      See Notes to Financial Statements.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Portfolio of Investments (continued)                           December 31, 1994
--------------------------------------------------------------------------------

                                                                               Ratings            Market
                                                                             (unaudited)           Value
Face Value                                                                 Moody's     S&P        (Note 1)
===========================================================================================================
LONG-TERM MUNICIPAL BONDS AND NOTES (Continued)
              New York (continued)
              New York State Dormitory Authority, Revenue
                Bonds (continued):
              Genessee Valley, (FHA Insured):
$ 1,000,000   Series A,
                6.900% due 8/1/2032                                           NR       AA        $ 1,013,750
    685,000   Series B,
                6.850% due 8/1/2016                                           NR       AA            694,419
  1,230,000   Group 1 Optional - Supplemental Higher Education,
                7.250% due 10/1/2003                                          NR       AAA         1,296,113
  1,360,000   (Heritage House Nursing Center), (FHA Insured),
                7.000% due 8/1/2031                                           NR       AAA         1,368,500
  2,450,000   (Iroquois Nursing), (FHA Insured),
              7.050% due 2/1/2031                                             NR       AA-         2,471,438
  2,500,000   (Jewish Geriatric Center), (FHA Insured),
                7.150% due 8/1/2014                                           NR       AAA         2,550,000
  3,000,000   (Leake & Watts Services Inc.),(MBIA Insured),
                6.000% due 7/1/2014                                           Aaa      AAA         2,786,250
  2,000,000   (Long Island Medical Center), Series A, (FHA Insured),
                7.750% due 8/15/2027                                          Aa       AAA         2,137,500
  2,700,000   (Manhattan College),
                6.500% due 7/1/2019                                           NR       AA          2,554,875
    480,000   (Manhattan Eye, Ear & Throat Hospital),
                11.500% due 7/1/2009                                          Baa      BBB+          489,000
  1,500,000   (New Hope Community),
                5.700% due 7/1/2017                                           Aa       NR          1,276,875
    220,000   (New York Medical College),
                6.700% due 7/1/2001                                           NR       AA            231,275
  4,800,000   (NY Catholic), (FHA Insured),
                5.875% due 2/1/2033                                           NR       AAA         4,050,000
  1,000,000   (Society of New York Hospital),
                9.750% due 7/1/2015                                           Baa1     BBB+        1,033,750
  2,450,000   (St. Vincent's Hospital and Medical Center), (FHA Insured),
                7.400% due 8/1/2030                                           Aa       AAA         2,535,750
              (State University Educational Facility):
              Series A:
  1,500,000     6.625% due 5/15/1999                                          Baa1     BBB+        1,546,875
  6,000,000     6.375% due 5/15/2014                                          Baa1     BBB+        5,580,000
  7,500,000     5.875% due 5/15/2017                                          Baa1     BBB+        6,543,750
  4,500,000   Series B,
                6.250% due 5/15/2014                                          Baa1     BBB+        4,123,125
              (University of Rochester):
              Series A:
  1,125,000     5.625% due 7/1/2012                                           A1       A+            990,000
  7,370,000     6.500% due 7/1/2019                                           A1       A+          7,084,413

                      See Notes to Financial Statements.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Portfolio of Investments (continued)                           December 31, 1994
--------------------------------------------------------------------------------

                                                                               Ratings            Market
                                                                             (unaudited)           Value
Face Value                                                                 Moody's     S&P        (Note 1)
===========================================================================================================
LONG-TERM MUNICIPAL BONDS AND NOTES (Continued)
              New York (continued)
              New York State Dormitory Authority, Revenue
               Bonds (continued):
$ 5,260,000   (Strong Memorial Hospital),
                5.750% due 7/1/2014                                           A1       A+        $ 4,609,075
  3,150,000   (Wartburg Home Project), (FHA Insured),
                5.800% due 2/1/2028                                           NR       AA          2,646,000
              (Upstate Community College), Series A:
  2,000,000     7.250% due 7/1/2010                                           A        BBB         2,052,500
  8,550,000     5.700% due 7/1/2021                                           Baa1     BBB-        7,053,750
  2,000,000     5.750% due 7/1/2022                                           NR       AAA         1,735,000
    285,000   (Upstate Community College), Series B,
                7.100% due 7/1/2001                                           Baa1     BBB-          301,031
              New York State Energy, Research & Development
              Authority, Electric Facilities Revenue Bonds:
              (Consolidated Edison Company Project), Series A:
  2,250,000     7.125% due 3/15/2022                                          Aa3      A+          2,238,750
  4,750,000     7.125% due 12/1/2029                                          Aa3      A+          4,779,688
              (Long Island Lighting Company Project):
  4,900,000   Series A,
                7.150% due 12/1/2020                                          Ba1      BB+         4,434,500
  3,000,000   Series B,
              7.150% due 2/1/2022                                             Ba1      BB+         2,711,250
  1,000,000   Series D,
                6.900% due 8/1/2022                                           Ba1      BB+           876,250
              New York State Energy, Research & Development
              Authority, Pollution Control Revenue Bonds:
              (Brooklyn Union Gas Company):
  3,000,000     6.952% due 7/1/2026                                           A1       A-          3,011,250
  3,000,000     5.950% due 12/1/2027                                          Baa2     BBB         2,448,750
  5,000,000   Series 1,
                7.125% due 12/1/2020                                          A1       A           5,018,750
  1,500,000   (Corning National Gas Corporation), Series A,
                8.250% due 12/1/2018                                          Baa2     NR          1,631,250
  1,000,000   (Central Hudson Gas and Electric Company), Series C,
                8.375% due 12/1/2028                                          A3       A-          1,091,250
  2,500,000   (Orange & Rockland Utilities Project),
                9.000% due 8/1/2015                                           Baa1     A-          2,590,625
  2,660,000   (Rochester Gas & Electric Company), (FSA Insured),
                8.375% due 12/1/2028                                          Aaa      AAA         2,889,425

                      See Notes to Financial Statements.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Portfolio of Investments (continued)                           December 31, 1994
--------------------------------------------------------------------------------

                                                                               Ratings            Market
                                                                             (unaudited)           Value
Face Value                                                                 Moody's     S&P        (Note 1)
===========================================================================================================
LONG-TERM MUNICIPAL BONDS AND NOTES (Continued)
              New York (continued)
              New York State Environmental Facilities Corporation,
              Pollution Control Revenue, State Water Revolving Fund:
              Series A:
$ 8,250,000     7.250% due 6/15/2010                                          Aa       A        $  8,600,625
  1,950,000     7.500% due 6/15/2012                                          Aa       A           2,064,563
  1,000,000   Series E,
                6.200% due 6/15/2001                                          Aa       A           1,021,250
              Environmental Elements New York Inc, Special Obligation
              Revenue Bonds:
    665,000     8.400% due 12/1/2006                                          NR       BBB+          694,925
    690,000     8.400% due 12/1/2007                                          NR       BBB+          721,050
  3,000,000   Occidental Petroleum Corporation, Solid Waste Disposal Revenue,
              Series A,
                5.700% due 9/1/2028                                           Baa3     BBB         2,347,500
  5,765,000   New York State Environmental Facilities Corporation,
              Resource Recovery Revenue, (Huntington Project), Series A,
                7.375 due 10/1/1999                                           Baa      NR          5,851,475
              New York State Housing Finance Agency:
              MultiFamily Housing:
  2,905,000   Series A, (FSA Insured),
                10.000% due 11/15/2025                                        Aa       AA-         2,995,781
  1,500,000   Series C, (FHA Insured),
                6.500% due 8/15/2024                                          Aa       AAA         1,419,375
              Second Mortgage Project:
  1,750,000   Series C,
                6.600% due 8/15/2027                                          Aa       NR          1,675,625
  1,250,000   Series D,
                6.250% due 8/15/2023                                          Aa       NR          1,145,313
              Service Contract Obligations Revenue Bonds:
 10,500,000   Series C,
                6.125% due 3/15/2020                                          Baa1     BBB         9,200,625
  5,555,000   Series D,
                5.625% due 9/15/2013                                          Baa1     BBB         4,693,975
  4,230,000   New York State Highway Authority, Emergency Highway
              Construction and Reconstruction, Series A, (FSA Insured),
                6.600% due 3/1/2001                                           Aaa      AAA         4,446,788
  2,450,000   New York State Highway Authority, Service Contract
              Revenue, (Local Highway and Bridge),
                5.875 due 4/1/2014                                            Baa      BBB         2,149,875
              New York State Local Government Assistance Corporation:
 14,345,000   Series A,
              6.875% due 4/1/2019                                             A        A          14,488,450

                      See Notes to Financial Statements.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Portfolio of Investments (continued)                           December 31, 1994
--------------------------------------------------------------------------------

                                                                               Ratings            Market
                                                                             (unaudited)           Value
Face Value                                                                 Moody's     S&P        (Note 1)
===========================================================================================================
LONG-TERM MUNICIPAL BONDS AND NOTES (Continued)
              New York (continued)
              New York State Local Government Assistance
               Corporation (continued):
$ 2,050,000   Series B,
                6.000% due 4/1/2012                                           A        A        $  1,909,063
  3,400,000   Series C,
                6.000% due 4/1/2012                                           A        A           3,183,250
  3,285,000   Series E,
                6.000% due 4/1/2014                                           A        A           3,063,263
 10,200,000   New York State Housing Corporation Revenue Bonds,
              Refunding-Senior Note,
                5.500% due 11/01/2020                                         A1       AA          8,542,500
              New York State Medical Care Facilities Finance
              Agency Revenue Bonds:
  3,000,000   (Beth Israel Medical Center), Series A, (MBIA Insured),
                7.500% due 11/1/2010                                          Aaa      AAA         3,168,750
  2,500,000   (Central Suffolk Hospital Project), Series A,
                6.125% due 11/1/2016                                          NR       BBB         2,115,625
              Hospital and Nursing Home, (FHA Insured):
              Series A:
    215,000     6.100% due 2/15/2002                                          Aa       AA            211,775
    830,000     8.750% due 2/15/2015                                          Aa       AA-           848,675
 11,805,000     6.200% due 2/15/2021                                          NR       AAA        10,963,894
  6,000,000     8.000% due 2/15/2027                                          Aa       AA          6,337,500
  7,965,000     8.000% due 2/15/2028                                          Aa       AAA         8,492,681
  4,100,000     7.450% due 8/15/2031                                          Aa       AA          4,243,500
  3,000,000     6.375% due 8/15/2033                                          Aa       AA          2,748,750
  5,000,000   Series B,
                6.125 due 8/15/2024                                           NR       AAA         4,537,500
              Series C:
    565,000     5.950% due 8/15/2009                                          NR       AAA           565,706
  2,500,000     5.750% due 8/15/2019                                          NR       AAA         2,165,625
  6,300,000     6.375% due 8/15/2029                                          NR       AAA         5,843,250
  2,500,000     6.650% due 8/15/2032                                          Aa       AA          2,375,000
              Series D:
  5,000,000     6.450% due 2/15/2032                                          Aa       AA          4,618,750
 10,370,000     5.400% due 8/15/2033                                          Aa       AAA         8,166,375
  5,300,000   (Methodist Hospital), Series A, (FHA Insured),
                6.700% due 8/15/2023                                          NR       AA          5,160,875
    370,000   Insured Hospital Mortgage, (FHA Insured), Series B,
                10.125% due 1/15/2024                                         Aa       AA            374,163
              Long Term Healthcare, (CAPGTY Insured):
  2,000,000   Series B,
                6.450% due 11/1/2014                                          Aaa      AAA         1,942,500

                      See Notes to Financial Statements.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Portfolio of Investments (continued)                           December 31, 1994
--------------------------------------------------------------------------------

                                                                               Ratings            Market
                                                                             (unaudited)           Value
Face Value                                                                 Moody's     S&P        (Note 1)
===========================================================================================================
LONG-TERM MUNICIPAL BONDS AND NOTES (Continued)
              New York (continued)
              New York Medical Facilities Finance Agency Revenue Bonds (continued):
              Long Term Healthcare, (CAPGTY Insured)
               (continued):
$   150,000   Series C,
                6.400% due 11/1/2014                                          Aaa      AAA        $  144,938
              Mental Health Service Facilities:
              Series A, (Unrefunded Balance):
  5,075,000     8.875% due 8/15/2007                                          Baa1     BBB+        5,525,406
  1,185,000     7.700% due 2/15/2018                                          Baa1     BBB+        1,223,513
  1,840,000     7.750% due 2/15/2020                                          Baa1     BBB+        1,911,300
  1,860,000   Series D, (AMBAC Insured),
                5.900% due 8/15/2022                                          Aaa      AAA         1,660,050
              Series F:
  1,500,000     5.375% due 2/15/2014                                          Baa1     BBB+        1,218,750
  4,615,000     6.500% due 2/15/2019                                          Baa1     BBB+        4,274,624
  4,000,000   Mortgage Project, Series A, (FHA Insured),
                6.375 due 8/15/2024                                           Aa       AA          3,730,000
              Nursing Home Insured Mortgage, (FHA Insured):
    500,000     10.500% due 1/15/2024                                         Aa       A-            503,125
  1,225,000   Series A,
                9.500% due 1/15/2024                                          NR       NR          1,237,250
  1,640,000   (St. Mary's Hospital Project), Series A, (AMBAC Insured),
                6.200% due 11/1/2014                                          Aaa      AAA         1,566,200
  6,000,000   Second Mortgage Healthcare Project, Series A,
                5.850% due 2/15/2033                                          Aa       NR          5,107,500
  5,000,000   Secured Hospital Revenue Bonds, Series 91-A,
                7.400% due 8/15/2021                                          Baa      BBB         4,987,500
              New York State Mortgage Agency Revenue:
  2,625,000   Series 37-A,
                6.375% due 10/1/2014                                          Aa       NR          2,493,750
  1,000,000   Series 41-A,
                6.450% due 10/1/2014                                          Aa       NR            945,000
  4,000,000   Series 42,
                6.650% due 4/1/2026                                           Aa       NR          3,780,000
  1,345,000   9th Series A,
                7.300% due 4/1/2017                                           Aa       NR          1,346,682
  1,580,000   Series GG, Homeowner Mortgage,
                8.125% due 4/1/2020                                           Aa       NR          1,633,325
              New York State Municipal Bond Bank Agency:
              Special Revenue Program:
  1,000,000   Buffalo, Series A,
                6.875% due 3/15/2006                                          NR       BBB+        1,033,750
  1,500,000   Rochester, Series A,
                6.750% due 3/15/2011                                          NR       A+          1,496,250

                      See Notes to Financial Statements.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Portfolio of Investments (continued)                           December 31, 1994
--------------------------------------------------------------------------------

                                                                               Ratings            Market
                                                                             (unaudited)           Value
Face Value                                                                 Moody's     S&P        (Note 1)
===========================================================================================================
LONG-TERM MUNICIPAL BONDS AND NOTES (Continued)
              New York (continued)
$ 2,000,000   New York State Power Authority, Revenue & General
              Purpose Bonds,
              Series V, (MBIA Insured),
                7.875% due 1/1/2013                                           Aaa      AAA      $  2,132,500
              New York State, Refunding Bonds:
  6,485,000     7.000% due 11/15/2002                                         A        A-          6,930,844
  1,000,000     12.000% due 11/15/2003                                        A        A-          1,413,750
  2,750,000     9.875% due 11/15/2005                                         A        A-          3,550,938
              New York State, Urban Development:
              Correctional Facilities Revenue Bonds:
  2,900,000     5.750% due 1/1/2007                                           Baa1     BBB         2,591,875
  1,100,000     5.500% due 1/1/2015                                           Baa1     BBB           925,375
  1,650,000   Higher Education Applied Technology Project, (MBIA Insured),
                5.625% due 4/1/2014                                           Aaa      AAA         1,458,188
              (Newark - Wayne Community Hospital),
              New York Hospital Revenue Bonds:
  2,935,000   Series A,
                7.600% due 9/1/2015                                           NR       NR          2,736,888
  2,400,000   Series B, (FHA Insured),
                5.875% due 1/15/2033                                          NR       AAA         2,013,000
    850,000   Series 1, (FSA Insured),
                7.500% due 1/1/2020                                           Aaa      AAA           931,813
  6,100,000   Youth Facilities, (MBIA Insured),
                5.70% due 4/1/2014                                            Aaa      AAA         5,436,625
  2,160,000   Oneida, New York, Health Care Corporation,
              Mortgage Revenue Bonds,
              (FHA Insured), (Oneida Healthcare), Series A,
                7.200% due 8/1/2031                                           NR       A           2,068,200
  2,200,000   Oneida-Herkimer, New York, Solid Waste Management
              Authority, Solid Waste System Revenue Bonds,
                6.750% due 4/1/2014                                           Baa      BBB         2,035,000
              Port Authority of New York & New Jersey:
  3,000,000   53rd Series,
                8.700% due 7/15/2020                                          A1       AA-         3,135,000
  2,000,000   61st Series,
                8.125% due 8/15/2023                                          A1       AA-         2,060,000
  8,000,000   Delta Airlines, Series 1R,
                6.950% due 6/1/2008                                           Ba1      BB          7,680,000
              State of New York, Certificates of Participation:
  6,000,000   City University of New York, (John Jay College),
                7.250% due 8/15/2007                                          Baa1     BBB         6,232,500

                      See Notes to Financial Statements.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Portfolio of Investments (continued)                           December 31, 1994
--------------------------------------------------------------------------------

                                                                               Ratings            Market
                                                                             (unaudited)           Value
Face Value                                                                 Moody's     S&P        (Note 1)
===========================================================================================================
LONG-TERM MUNICIPAL BONDS AND NOTES (Continued)
              New York (continued)
              State of New York, Certificates of Participation
                (continued):
$   915,000   (Hanson Redevelopment Project),
                8.375% due 5/1/2008                                           NR       BBB        $  969,900
  1,000,000   State of New York, General Obligation Bonds,
              Suffolk County, New York, Series F, (FGIC Insured),
                5.400% due 7/15/2014                                          Aaa      AAA           840,000
    500,000   Syracuse, New York, General Obligation Bonds,
              Industrial Development Agency, (James Square
              Association), (FHA Insured),
                7.000% due 8/1/2025                                           NR       AAA           495,625
  3,000,000   Triborough Bridge & Tunnel Authority, New York,
              Revenue Bonds, General Purpose Revenue, Series Z,
                6.000% due 1/1/2018                                           Aa       A+          2,733,750
              United Nations Development Corporation, New York,
              Revenue Bonds, Senior Lien, Series A:
  1,490,000     6.000% due 7/1/2007                                           A        NR          1,385,700
  1,170,000     6.000% due 7/1/2012                                           A        NR          1,088,100
  9,500,000     6.000% due 7/1/2026                                           A        NR          8,538,125
    725,000   Valley Health Development Corporation, New York,
              Revenue Bonds, (FHA Insured), Mortgage Loan,
                11.300% due 2/1/2023                                          NR       A             866,375
  2,500,000   Warren & Washington Counties, New York, Industrial
              Development Agency, Resource Recovery, Revenue Bonds,
              Series A,
                7.900% due 12/15/2007                                         B        NR          2,434,375
    285,000   White Plains, New York, Battle Hill Housing
              Development Corporation,
              Housing Revenue Bonds, Section 8, (FHA Insured),
                9.875% due 4/1/2025                                           NR       A             292,838
  2,000,000   Yonkers, New York, General Obligation Bonds,
              Series C, (FGIC Insured),
                5.500% due 9/1/2009                                           Aaa      AAA         1,827,500
              Puerto Rico -- 2.3%
  1,495,000   Commonwealth of Puerto Rico, Aquaduct and
              Sewer Authority Revenue Bonds, (Escrow to Maturity),
                10.250% due 7/1/2009                                          Aaa      AAA         1,958,450
  1,350,000   Commonwealth of Puerto Rico, General Obligation Bonds,
                8.000% due 7/1/2008                                           Baa1     A           1,452,938
  6,470,000   Commonwealth of Puerto Rico, Urban Renewal and Housing
              Corporation Revenue Bonds,
                7.875% due 10/1/2004                                          Baa      BBB         7,019,950

                      See Notes to Financial Statements.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Portfolio of Investments (continued)                           December 31, 1994
--------------------------------------------------------------------------------

                                                                 Ratings      Market
                                                               (unaudited)    Value
Face Value                                                     Moody's S&P   (Note 1)
========================================================================================
LONG-TERM MUNICIPAL BONDS AND NOTES (continued)

              Puerto Rico (contiuned)

              Puerto Rico, Industrial, Medical &
              Environmental Revenue Bonds:
$ 2,085,000   (American Airlines), Series A,
                8.750% due 12/1/2025                             Baa1 A+   $  2,178,825
    535,000   (St. Luke's Hospital Project), Series A,
                6.100% due 6/1/2001                              NR   A-        518,950
    860,000   Puerto Rico Municipal Finance Agency,
                Series A, 8.250% due 7/1/2008                    Baa1 A-        930,950

              Guam -- 0.2%
    750,000   Guam Government Limited Obligation Highway
              Bonds, Series A, (CAPGTY Insured),
                5.900% due 5/1/2002                              Aaa  AAA       762,188
    500,000   Guam Power Authority Revenue, Series A,
                6.300% due 10/1/2022                             NR   BBB       451,250

              Virgin Islands -- 0.1%
    500,000   Virgin Islands Public Finance Authority Revenue,
              Matching Fund Loan Note, Series B,
                7.250% due 10/1/2007 (Prerefunded 10/1/2000)     Aaa  AAA       546,250
========================================================================================
TOTAL INVESTMENTS (Cost $641,395,917*)                            99.4%    $614,091,871
OTHER ASSETS AND LIABILITIES (Net)                                 0.6        3,841,327
----------------------------------------------------------------------------------------
NET ASSETS                                                       100.0%    $617,933,198
========================================================================================

*Aggregate cost for Federal tax purposes.
+Security valued in good faith by Board of Directors.


                      See Notes to Financial Statements.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Statement of Assets and Liabilities                            December 31, 1994
--------------------------------------------------------------------------------

ASSETS:
  Investments, at value (Cost $641,395,917) (Note 1)
  See accompanying schedule                                                 $614,091,871
  Interest receivable                                                         13,914,954
  Receivable for investment securities sold                                    2,502,705
  Receivable for Fund shares sold                                                671,666
-----------------------------------------------------------------------------------------
  Total Assets                                                              $631,181,196
=========================================================================================
LIABILITIES:
  Notes payable (Note 8)                                  $8,806,967
  Dividends payable                                        2,357,258
  Payable for Fund shares redeemed                         1,476,796
  Investment advisory fee payable (Note 2)                   181,143
  Administration fee payable (Note 2)                        103,220
  Service fee payable (Note 3)                                78,939
  Distribution fee payable (Note 3)                           64,023
  Due to custodian                                            52,633
  Custodian fees payable (Note 2)                             25,500
  Transfer agent fees payable (Note 2)                        17,614
  Accrued expenses and other payables                         83,905
-----------------------------------------------------------------------------------------
  Total Liabilities                                                           13,247,998
=========================================================================================
NET ASSETS                                                                  $617,933,198
=========================================================================================
NET ASSETS consist of:
  Distributions in excess of net investment income                          $   (850,030)
  Accumulated net realized loss on investments sold                           (4,724,173)
  Unrealized depreciation of investments                                     (27,304,046)
  Par value                                                                      400,159
  Paid-in capital in excess of par value                                     650,411,288
-----------------------------------------------------------------------------------------
  TOTAL NET ASSETS                                                          $617,933,198
=========================================================================================
  NET ASSETS:
-----------------------------------------------------------------------------------------
  CLASS A SHARES:
  Net Asset Value and redemption price per share
  ($466,883,788 / 30,236,011 shares of common stock outstanding)                  $15.44
-----------------------------------------------------------------------------------------
  Maximum offering price per share ($15.44 / .960)
  (Based on sales charge of 4% of the offering price on December 31, 1994)        $16.08
=========================================================================================
  CLASS B SHARES:
  Net Asset Value and offering price per share+
  ($150,764,584 / 9,761,460 shares of common stock outstanding)                   $15.44
=========================================================================================
  CLASS C SHARES:
  Net Asset Value and offering price per share+
  ($284,826 / 18,445 shares of common stock outstanding)                          $15.44
=========================================================================================

+ Redemption price per share is equal to net asset value less any applicable contingent deferred sales charge.

                      See Notes to Financial Statements.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Statement of Operations
--------------------------------------------------------------------------------

For the Year Ended December 31, 1994
INVESTMENT INCOME:
  Interest                                                                 $ 44,908,736
----------------------------------------------------------------------------------------
EXPENSES:
  Investment advisory fee (Note 2)                        $2,300,014
  Administration fee (Note 3)                              1,309,383
  Service fee (Note 3)                                     1,007,818
  Distribution fee (Note 3)                                  754,529
  Transfer agent fees (Notes 2 and 4)                        221,343
  Custodian fees (Note 2)                                    100,412
  Legal and audit fees                                        85,467
  Directors' fees and expenses (Note 2)                       44,217
  Other                                                      168,625
----------------------------------------------------------------------------------------
  Total Expenses                                                              5,991,808
----------------------------------------------------------------------------------------
NET INVESTMENT INCOME                                                        38,916,928
========================================================================================
REALIZED AND UNREALIZED LOSS ON
INVESTMENTS (Notes 1 and 5):
  Net realized loss on investments sold during the year                      (4,724,173)
  Net unrealized depreciation of investments during the year                (82,527,978)
----------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED LOSS ON INVESTMENTS                             (87,252,151)
========================================================================================
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS                       $(48,335,223)
========================================================================================

                      See Notes to Financial Statements.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Statement of Changes in Net Assets
--------------------------------------------------------------------------------

                                                         Year Ended     Year Ended
                                                          12/31/94       12/31/93
Net investment income                                   $ 38,916,928   $ 37,182,733

Net realized gain/(loss) on investments sold
  during the year                                         (4,724,173)    11,090,806

Net unrealized appreciation/(depreciation) on
  investments during the year                             (82,527,978)   16,938,786
------------------------------------------------------------------------------------

Net increase/(decrease) in net assets resulting
  from operations                                         (48,335,223)   65,212,325
Distributions to shareholders from net investment
  income:
    Class A                                               (30,891,616)  (33,113,806)
    Class B                                                (8,023,640)   (4,116,599)
    Class C                                                    (1,672)           --
Distributions to shareholders in excess of net investment
  income:
    Class A                                                  (674,671)           --
    Class B                                                  (175,322)           --
    Class C                                                       (37)           --
Distributions to shareholders from net realized gain on
  investments:
    Class A                                                (2,982,583)   (7,531,725)
    Class B                                                  (957,623)   (1,641,245)
    Class C                                                    (1,790)           --

Net increase/(decrease) in net assets from
  Fund share transactions (Note 6):
    Class A                                               (36,576,643)   21,895,581
    Class B                                                33,984,655   117,947,400
    Class C                                                   277,688            --
------------------------------------------------------------------------------------
Net increase/(decrease) in net assets                     (94,358,477)  158,651,931

NET ASSETS:
  Beginning of year                                       712,291,675   553,639,744
------------------------------------------------------------------------------------
  End of year
  (including distributions in excess of net investment
  income of $850,030 at December 31, 1994)               $617,933,198  $712,291,675
====================================================================================

                      See Notes to Financial Statements.

[This page intentionally left blank]

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------

For Class A share outstanding throughout each year.

                                  Year     Year       Year       Year
                                 Ended    Ended      Ended      Ended
                               12/30/94 12/31/93#  12/31/92*  12/31/91
Net asset value, beginning
of year                          $17.68    $17.12    $16.77     $15.94
------------------------------------------------------------------------
Income from investment
operations:
Net investment
income                             0.97      1.02      1.12       1.15
Net realized and unrealized
gain/(loss) on investments        (2.12)     0.80      0.39       0.84
------------------------------------------------------------------------
Total from investment
operations                        (1.15)     1.82      1.51       1.99
------------------------------------------------------------------------
Less distributions:
Distributions from net
investment income                 (0.97)    (1.03)    (1.12)     (1.16)
Distributions in excess
of net investment Income          (0.02)       --        --         --
Distributions from net
capital gains                     (0.10)    (0.23)    (0.03)        --
Distributions from capital           --        --     (0.01)        --
------------------------------------------------------------------------
Total Distributions:              (1.09)    (1.26)    (1.16)     (1.16)
------------------------------------------------------------------------
Net asset value, end of year     $15.44    $17.68    $17.12     $16.77
========================================================================
Total return/+/                  (6.62)%    10.93%     9.36%     12.98%
========================================================================
Ratios to average net assets/
    supplemental data:
Net assets, end of year
(in 000's)                     $466,884  $575,166  $535,514   $469,139
Ratio of operating expenses to
    average net assets             0.77%     0.78%     0.67%      0.64%
Ratio of net investment income
    to average net assets          5.91%     5.83%     6.56%      7.04%
Portfolio turnover rate              36%       20%       30%        31%
========================================================================

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------

For Class A share outstanding throughout each year.

                                  Year      Year      Year      Year      Year       Year
                                 Ended     Ended     Ended     Ended     Ended      Ended
                               12/31/90  12/31/89  12/31/88  12/31/87  12/31/86   12/31/85
Net asset value, beginning
of year                          $16.26    $15.97    $15.37    $16.71     $15.48    $13.90
-------------------------------------------------------------------------------------------
Income from investment
operations:
Net investment
income                             1.16      1.16      1.15      1.14       1.20      1.24
Net realized and unrealized
gain/(loss) on investments        (0.32)     0.26      0.61     (1.33)      1.52      1.58
-------------------------------------------------------------------------------------------
Total from investment
operations                         0.84      1.42      1.76     (0.19)      2.72      2.82
-------------------------------------------------------------------------------------------
Less distributions:
Distributions from net
investment income                 (1.16)    (1.13)    (1.16)    (1.14)     (1.20)    (1.24)
Distributions in excess
of net investment Income             --        --        --        --         --        --
Distributions from net
capital gains                        --        --        --     (0.01)     (0.29)       --
Distributions from capital           --        --        --        --         --        --
-------------------------------------------------------------------------------------------
Total Distributions:              (1.16)    (1.13)    (1.16)    (1.15)     (1.49)    (1.24)
-------------------------------------------------------------------------------------------
Net asset value, end of year     $15.94    $16.26    $15.97    $15.37     $16.71    $15.48
===========================================================================================
Total return/+/                    5.41%     9.18%    11.82%    (1.09%)    18.13%    21.03%
===========================================================================================
Ratios to average net assets/
    supplemental data:
Net assets, end of year
(in 000's)                     $428,304  $442,563  $429,703  $202,265  $218,980  $125,365
Ratio of operating expenses to
    average net assets             0.64%     0.66%     0.64%     0.68%     0.68%     0.81%
Ratio of net investment income
    to average net assets          7.31%     7.17%     7.50%     7.22%     7.25%     8.20%
Portfolio turnover rate              18%        7%       27%       22%       11%       20%
===========================================================================================

* Any shares outstanding prior to November 6, 1992 were designated as Class A shares.
+ Total return represents aggregate total return for the periods indicated and does not reflect any applicable sales charge.
# Per share amounts have been calculated using the monthly average share method, which more appropriately presents the per share data for this year since the use of the undistributed method did not accord with results of operations.

                      See Notes to Financial Statements.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------

For a Class B share outstanding throughout each year:

                                                          Year       Year        Period
                                                          Ended      Ended        Ended
                                                        12/30/94   12/31/93#   12/31/92*
------------------------------------------------------------------------------------------
Net asset value, beginning of year                      $  17.68    $  17.12    $ 16.93
Income from investment operations:
Net investment income                                       0.89        0.94       0.17
Net realized and unrealized gain/(loss) on investments     (2.13)       0.80       0.20
------------------------------------------------------------------------------------------
Total from investment operations                           (1.24)       1.74       0.37
------------------------------------------------------------------------------------------
Less distributions:
Distributions from net investment income                   (0.88)      (0.95)     (0.15)
Distributions in excess of net investment income           (0.02)         --         --
Distributions from net capital gains                       (0.10)      (0.23)     (0.03)
Distributions from capital                                    --          --      (0.00)++
------------------------------------------------------------------------------------------
Total Distributions:                                       (1.00)      (1.18)     (0.18)
------------------------------------------------------------------------------------------
Net asset value, end of year                            $  15.44    $  17.68    $ 17.12
------------------------------------------------------------------------------------------
Total return+                                              (7.17)%     10.33%      2.23%
==========================================================================================
Ratios to average net assets/supplemental data:
Net assets, end of year (in 000's)                      $150,765    $137,126    $18,125
Ratio of operating expenses to average net assets           1.30%       1.31%      1.30%**
Ratio of net investment income to average net assets        5.39%       5.31%      5.94%**
Portfolio turnover rate                                       36%         20%        30%
==========================================================================================

 *  The Fund commenced selling Class B shares on November 6, 1992.
**  Annualized.
 + Total return represents aggregate total return for the periods indicated and does not reflect any applicable sales charge.
++  Amount represents less than $0.01 per Class B share.
 # Per share amounts have been calculated using the monthly average share method, which more appropriately presents the per share data for this year since the use of the undistributed method did not accord with results of operations.

                      See Notes to Financial Statements.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------

For a Class C share outstanding throughout the period:

                                                                     Period
                                                                     Ended
                                                                    12/31/94*
--------------------------------------------------------------------------------
Net asset value, beginning of period                                 $15.19
Income from investment operations:
Net investment income                                                  0.12
Net realized and unrealized gain on investments                        0.35+++
--------------------------------------------------------------------------------
Total from investment operations                                       0.47
-------------------------------------------------------------------------------
Less distributions:
Distributions from net investment income                              (0.12)
Distributions in excess of net investment income                      (0.00)++
Distributions from net capital gains                                  (0.10)
-------------------------------------------------------------------------------
Total Distributions:                                                  (0.22)
-------------------------------------------------------------------------------
Net asset value, end of period                                       $15.44
-------------------------------------------------------------------------------
Total return +                                                         3.08%
===============================================================================
Ratios to average net assets/supplemental data:
Net assets, end of year (in 000's)                                     $285
Ratio of operating expenses to average net assets                      1.34%**
Ratio of net investment income to average net assets                   5.35%**
Portfolio turnover rate.                                                 36%
===============================================================================

*   The Fund commenced selling Class C shares on November 10, 1994.
**  Annualized.
+ Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charge.
++  Amount represents less than $0.01 per Class C share.
+++ The amount shown at this caption for each share outstanding throughout the period may not accord with the change in the aggregate gains and losses in the Fund for the period because of the timing of purchases and withdrawals of shares in relation to fluctuating market value of the portfolio.


                      See Notes to Financial Statements.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements
--------------------------------------------------------------------------------

1. Significant Accounting Policies

Smith Barney New York Municipals Fund Inc. (formerly known as Smith Barney Shearson New York Municipals Fund Inc.) (the "Fund") was incorporated under the laws of the State of Maryland on October 6, 1983. The Fund is a non-diversified, open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the "1940 Act"). Effective November 7, 1994, the Fund began offering Class C and Class Y shares and continued to offer Class A and Class B shares. Class A shares are sold with a front-end sales charge. Class B and Class C shares may be subject to a contingent deferred sales charge ("CDSC"). Class Y shares are available to investors making an initial investment of at least $5 million and are not subject to any sales charges, distribution or service fees. As of December 31, 1994, no Class Y shares had been sold. All classes of shares have identical rights and privileges except with respect to the effect of the respective sales charges, the distribution and/or service fees borne by each class, expenses allocable exclusively to each class, voting rights on matters affecting a single class, the exchange privilege of each class and the conversion feature of Class B shares. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements.

Portfolio valuation: Securities are valued by The Boston Company Advisors, Inc. ("Boston Advisors") after consultation with an independent pricing service (the "Service") approved by the Fund's Board of Directors. When, in the judgment of the Service, quoted bid prices for securities are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices and asked prices (as obtained by the Service from dealers in such securities). Securities for which, in the judgment of the Service, there are no readily obtainable market quotations (which may constitute a majority of the Fund's portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which representative prices are not available from the Fund's pricing service are valued at fair value as determined in good faith by the Fund's Board of Directors. Short-term investments that mature in 60 days or less are valued at amortized cost.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

Securities transactions and investment income: Securities transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Realized gains and losses from securities sold are recorded on the identified cost basis. Investment income and realized and unrealized gains and losses are allocated based upon relative net assets of each class.

Dividends and distributions to shareholders: Dividends from net investment income are determined on a class level. It is the policy of the Fund to declare dividends from net investment income daily and to pay such dividends on the last business day of the Smith Barney Inc. ("Smith Barney") statement month. Distributions from net realized capital gains, on a Fund level, are declared and paid annually, after the end of the fiscal year in which earned. Additional dividends may be paid and additional distributions of capital gains may be made at the discretion of the Board of Directors to avoid the application of the 4.00% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gains. Income distributions and capital gain distributions on a Fund level are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments of income and gains on various investment securities held by the Fund, timing differences and differing characterization of distributions made by the Fund as a whole.

Federal income taxes: It is policy of the Fund to qualify as a regulated investment company, which distributes exempt-interest dividends, by complying with the requirements of the Internal Revenue Code, applicable to regulated investment companies and by distributing substantially all of its earnings to its shareholders. Therefore, no Federal income tax provision is required.

2. Investment Advisory Fee, Administration Fee and Other Transactions

The Fund has entered into an investment advisory agreement (the "Advisory Agreement") with Greenwich Street Advisors, a division of Mutual Management Corp., which has been transferred effective November 7, 1994 to Smith Barney Mutual Funds Management Inc. ("SBMFM"). Mutual Management Corp. and SBMFM are both wholly owned subsidiaries of Smith Barney Holdings Inc. ("Holdings"). Holdings is a wholly owned subsidiary of The Travelers Inc. Under the Advisory Agreement, the Fund pays a monthly fee at the annual rates of 0.35% of the value of the Fund's average daily net assets up to $500 million and 0.32% of the value of its average daily net assets in excess of $500 million.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

Prior to April 20, 1994, the Fund was party to an administration agreement with Boston Advisors, an indirect wholly owned subsidiary of Mellon Bank Corporation ("Mellon"). Under this agreement, the Fund paid a monthly fee at the annual rates of 0.20% of the value of the Fund's average daily net assets up to $500 million and 0.18% of the value of its average daily net assets in excess of $500 million.

As of the close of business on April 20, 1994, SBMFM (formerly Smith Barney Advisers, Inc.), which is controlled by Holdings, succeeded Boston Advisors as the Fund's administrator. The new administration agreement contains substantially the same terms and conditions, including the same level of fees as the predecessor agreement.

As of the close of business on April 20, 1994 the Fund and SBMFM entered into a sub-administration agreement (the "Sub-Administration Agreement") with Boston Advisors. Under the Sub-Administration Agreement, Boston Advisors is paid a portion of the fee paid by the Fund to SBMFM at a rate agreed upon from time to time between SBMFM and Boston Advisors.

No officer, director or employee of Smith Barney or any of its affiliates receives any compensation from the Fund for serving as a Director or officer of the Fund. The Fund pays each Director who is not an officer, director, or employee of Smith Barney or any of its affiliates $2,000 per annum plus $500 per meeting attended and reimburses each such Director for travel and out-of-pocket-expenses.

Smith Barney acts as the exclusive distributor of the Fund's shares. For the year ended December 31, 1994, Smith Barney received $623,121 from investors representing commissions (sales charges) on sales of Class A shares.

A CDSC is generally payable by a shareholder in connection with the redemption of Class B shares within five years after the date of purchase. In circumstances in which the CDSC is imposed, the amount of the charge ranges between 4.50% and 1% of net asset value depending on the number of years since the date of purchase. A CDSC may be payable by a shareholder in connection with the redemption of Class C shares within one year after the date of purchase. In circumstances in which the charge is imposed on Class C shares, the amount of the charge is 1.00%. For the year ended December 31, 1994, Smith Barney received $358,231 from investors in CDSCs on the redemption

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

of Class B shares. No CDSCs were incurred by investors with respect to Class C shares.

Boston Safe Deposit and Trust Company, an indirect wholly owned subsidiary of Mellon, serves as the Fund's custodian. The Shareholder Services Group, Inc., a subsidiary of First Data Corporation, serves as the Fund's transfer agent.

3. Distribution Plan

Smith Barney acts as distributor of the Fund's shares pursuant to a distribution agreement with the Fund, and sells shares of the Fund through Smith Barney or its affiliates.

Pursuant to Rule 12b-1 under the 1940 Act, the Fund has adopted a services and distribution plan (the "Plan"). Under this Plan, the Fund compensates
Smith Barney for servicing shareholder accounts for Class A, Class B and Class C shareholders, and covers expenses incurred in distributing Class B and Class C shares. Smith Barney is paid an annual service fee with respect to Class A, Class B and Class C shares of the Fund at the rate of 0.15% of the value of the average daily net assets of each respective class of shares. Smith Barney is also paid an annual distribution fee with respect to Class B and Class C shares at the rate of 0.50% and 0.55% of the value of the average daily net assets attributable to those shares. During the year ended December 31, 1994, the Fund incurred $781,465, $226,302 and $51 in service fees for Class A, Class B and Class C shares, respectively. During the year ended December 31, 1994, the Fund incurred $754,341 and $188 in distribution fees for Class B and Class C shares, respectively.

4. Expense Allocation

Expenses of the Fund not directly attributable to the operations of any class of shares are prorated between the classes based upon the relative net assets of each class. Operating expenses directly attributable to a class of shares are charged to that class' operations. In addition to the above servicing and distribution fees, class specific operating expenses include transfer agent fees of $146,940, $74,389 and $14 for Class A, Class B and Class C shares, respectively.

5. Securities Transactions

Cost of purchases and proceeds from sales of investment securities, excluding short-term investments, during the year ended December 31, 1994, amounted to $237,775,733 and $247,323,629, respectively.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

At December 31, 1994, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost amounted to $12,010,779, and the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value amounted to $39,314,825.

6. Common Stock

At December 31, 1994, 500 million shares of $.01 par value common stock divided into four classes (Class A, Class B, Class C and Class Y) were authorized. Changes in the common stock for the Fund were as follows:

                                                  Year Ended                   Year Ended
                                               December 31, 1994            December 31, 1993
Class A shares:                              Shares         Amount        Shares         Amount
===================================================================================================
Sold                                       3,478,703   $  57,671,706    3,707,118    $  65,187,847
Issued as reinvestment of dividends        1,402,444      22,818,151    1,542,419       27,192,839
Redeemed                                  (7,180,131)   (117,066,500)  (3,991,942)     (70,485,105)
---------------------------------------------------------------------------------------------------
Net increase/(decrease)                   (2,298,984)  $ (36,576,643)   1,257,595    $  21,895,581
===================================================================================================

                                                 Year Ended                      Year Ended
                                              December 31, 1994               December 31, 1993
Class B shares:                              Shares        Amount            Shares       Amount
===================================================================================================
Sold                                       3,026,863   $  50,329,261      6,705,247   $118,061,679
Issued as reinvestment of dividends          364,474       5,904,778        232,704      4,113,260
Redeemed                                  (1,388,070)    (22,249,384)      (238,451)    (4,227,539)
---------------------------------------------------------------------------------------------------
Net increase                               2,003,267   $  33,984,655      6,699,500   $117,947,400
===================================================================================================

                                             Period Ended*
                                           December 31, 1994
Class C shares:                            Shares      Amount
===================================================================================================
Sold                                      18,218      $274,188
Issued as reinvestment of dividends          227         3,500
---------------------------------------------------------------------------------------------------
Net increase                              18,445      $277,688
===================================================================================================

*The Fund commenced selling Class C shares on November 10, 1994.


           As of December 31, 1994, no Class Y shares had been sold.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

7. Concentration of Credit

The Fund primarily invests in debt obligations issued by the State of New York and its political subdivisions, agencies and public authorities to obtain funds for various public purposes. The Fund is more susceptible to factors adversely affecting issuers of New York municipal securities than is a municipal bond fund that is not concentrated in these issuers to the same extent.

8. Notes Payable

The Fund and several affiliated entities participate in a $50 million line of credit provided by Bank of America (formerly Continental Bank N.A.) under an Amended and Restated Line of Credit Agreement (the "Agreement") dated April 30, 1992, and renewed effective May 31, 1994, primarily for temporary or emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The Fund may borrow up to the lesser of $25 million or 25% of its net assets, adjusted for purposes of the Agreement. However, pursuant to the Fund's prospectus, the Fund may only borrow up to 10% of its net assets. Interest is payable either at the bank's Money Market Rate or the London Interbank Offered Rate plus 0.375% on an annualized basis. The Fund and the other affiliated entities are charged an aggregate commitment fee of $100,000 which is allocated equally among each of the participants. The Agreement requires, among other provisions, each participating fund to maintain a ratio of net assets (not including funds borrowed pursuant to the Agreement) to aggregate amount of indebtedness pursuant to the Agreement of no less than 5 to 1. During the year ended December 31, 1994, the Fund had an average outstanding daily balance of $623,288 with interest rates ranging from 3.69% to 7.13%. Interest expense totalled $38,784 for the year ended December 31, 1994. At December 31, 1994 the Fund had $8,806,967 outstanding.

9. Capital Loss Carryforward

At December 31, 1994, the Fund had available for Federal income tax purposes an unused capital loss carryforward of $1,541,718 expiring in 2002.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Report of Independent Accountants
--------------------------------------------------------------------------------

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
SMITH BARNEY NEW YORK MUNICIPALS FUND INC.

We have audited the accompanying statement of assets and liabilities of Smith Barney New York Municipals Fund Inc. (formerly Smith Barney Shearson New York Municipals Fund Inc.), including the schedule of portfolio investments, as of December 31, 1994, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the ten years in the period then ended. These financial statements and the financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1994 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Smith Barney New York Municipals Fund Inc., as of December 31, 1994, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the ten years in the period then ended, in conformity with generally accepted accounting principles.
                                                    Coopers & Lybrand L.L.P.
Boston, Massachusetts
February 8, 1995

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Tax Information (unaudited)
--------------------------------------------------------------------------------

Year Ended December 31, 1994

The amount of long term capital gains paid for the fiscal year ended December 31, 1994 was $3,941,996.

Of the total distributions paid by the Fund out of ordinary income, 97.87% qualify as tax-exempt income.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Participants
--------------------------------------------------------------------------------
DISTRIBUTOR
Smith Barney Inc.
388 Greenwich Street
New York, New York 10013

INVESTMENT ADVISER AND
  ADMINISTRATOR
Smith Barney
  Mutual Funds Management Inc.
388 Greenwich Street
New York, New York 10013

SUB-ADMINISTRATOR
The Boston Company Advisors, Inc.
One Boston Place
Boston, Massachusetts 02108

COUNSEL
Willkie Farr & Gallagher
153 East 53rd Street
New York, New York 10022

TRANSFER AGENT
The Shareholder Services
  Group, Inc.
Exchange Place
Boston, Massachusetts 02109

CUSTODIAN
Boston Safe Deposit and
 Trust Company
One Boston Place
Boston, Massachusetts 02108

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Glossary of Commonly Used Mutual Fund Terms
--------------------------------------------------------------------------------

Capital Gain (or Loss):   This is the increase (or decrease) in the market value
(price) of a security in your portfolio. If a stock or bond appreciates in price, there is a capital gain; if it depreciates there is a capital loss. A capital gain or loss is "realized" upon the sale of a security; if net capital gains exceed net capital losses, there may be a capital gain distribution to shareholders.

CDSC(Contingent Deferred Sales Charge):   One kind of back-end load, a CDSC
may be imposed if shares are redeemed during the first few years of ownership. The CDSC may be expressed as a percentage of either the original purchase price or the redemption proceeds. Most CDSCs decline over time, and some will not be charged if shares are redeemed after a certain period of time.

Distribution Rate:   This is the rate at which a mutual fund pays out (or
distributes) interest, dividends and realized capital gains to shareholders. A fund's distribution rate is usually expressed as an annualized percent of the fund's offering price.

Dividend:   This is income generated by securities in a portfolio and
distributed after expenses to shareholders.

Front-End Sales Charge:   This is the sales charge applied to an investment
at the time of initial purchase.

Net Asset Value (NAV):   Net asset value is the total market value of all
securities held by a fund, minus any liabilities, divided by the number of shares outstanding. It is the value of a single share of a mutual fund on a given day. The total value of your investment would be the NAV multiplied by the number of shares you own.

SEC Yield:   This standardized calculation of a mutual fund's yield is based on a formula developed by the Securities and Exchange Commission (SEC) to allow funds to be compared on an equal basis. It is an annualized yield based on the portfolio's potential earnings from dividends, interest and yield to maturity of its holdings, and it reflects the payments of all portfolio expenses for the most recent 30-day period. Mutual funds are required to use this figure when stating yield.

Total Return:   Total return measures a fund's performance, taking into
account the combination of dividends paid and the gain or loss in the value of the securities held in the portfolio. It may be expressed on an average annual basis or cumulative basis (total change over a given period). In addition, total return may be expressed with or without the effects of sales charges or the reinvestment of dividends and capital gains.

Whenever a fund reports any type of performance, it must also report the average annual total return according to the standardized calculation developed by the SEC. This standardized calculation was introduced to insure that investors can compare different funds on an equal basis. The SEC average annual total return calculation includes the effects of all fees and sales charges and assumes the reinvestment of all dividends and capital gains.

Smith Barney
New York Municipals Fund Inc.
--------------------------------------------------------------------------------
Investor Benefits
--------------------------------------------------------------------------------

MONTHLY DISTRIBUTIONS
It's your fund's policy to distribute dividend income monthly.

AUTOMATIC REINVESTMENT
You may reinvest your dividends and/or capital gains automatically in additional shares of your fund at the current net asset value.

UNLIMITED EXCHANGES
If your investment goals change, you may exchange into another Smith Barney mutual fund with the same sales charge structure without incurring a sales charge.*

SYSTEMATIC INVESTMENT PLAN
This program allows you to invest equal dollar amounts automatically on a regular basis, monthly or quarterly.

AUTOMATIC CASH
WITHDRAWAL PLAN
With this plan, you may withdraw money on a regular basis while maintaining your investment.

MUTUAL FUND
EVALUATION SERVICE
Through your Financial Consultant, you may obtain a free personalized analysis of how your fund has performed for you, taking into account the effect of every transaction. The analysis is based upon month-end data from CDA Investment Technologies, Inc., a widely recognized mutual fund information service. An evaluation also gives you other important facts and figures about your investment.

For more information about these benefits, or if you have any other questions, please call your Financial Consultant or write:

MUTUAL FUND POLICY GROUP
SMITH BARNEY INC.
388 GREENWICH STREET    37TH FLOOR
NEW YORK, NY 10013

* After written notification, exchange privilege may be modified or terminated at any time.

NEW YORK                                                           SMITH BARNEY
MUNICIPALS                                                         ------------
FUND INC.                         A Member of TravelersGroup [LOGO APPEARS HERE]


DIRECTORS
Herbert Barg
Alfred J. Bianchetti
Martin Brody
James J. Crisona*
Dwight B. Crane
Burt N. Dorsett
Elliot S. Jaffe
Stephen E. Kaufman
Joseph J. McCann
Heath B. McLendon
Cornelius C. Rose
* Director Emeritus

OFFICERS
Heath B. McLendon
Chairman of the Board

Jessica Bibliowicz                 This report is submitted for the general
President                          information of the shareholders of Smith
                                   Barney New York Municipals Fund Inc. It is
Lawrence T. McDermott              not authorized for distribution to
Vice President and                 prospective investors unless accompanied or
Investment Officer                 preceded by an effective Prospectus for the
                                   Fund, which contains information concerning
Karen L. Mahoney-Malcomson         the Fund's investment policies, fees and
Investment Officer                 expenses as well as other pertinent
                                   information.
Lewis E. Daidone
Senior Vice President and
Treasurer

Christina T. Sydor                 SMITH BARNEY
Secretary                          MUTUAL FUNDS
                                   388 Greenwich Street
                                   New York, New York 10013


                                   Fund 13, 194, 486, 468
                                   FD 0319 B5

                              SEMI-ANNUAL REPORT
                                      OF
                  SMITH BARNEY NEW YORK MUNICIPALS FUND INC.
                 FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1995

                                        SMALL BOX ABOVE FUND NAME
                                        SHOWING THE EMPIRE STATE BUILDING




                                        SMITH BARNEY

                                        NEW YORK

                                        MUNICIPALS

                                        FUND INC.

 SEMI-                                  ......................................
ANNUAL
REPORT                                  JUNE 30, 1995















                                [LOGO]  SMITH BARNEY MUTUAL FUNDS
                                        INVESTING FOR YOUR FUTURE.
                                        EVERY DAY.

New York Municipals Fund Inc.

DEAR SHAREHOLDER:

        We are pleased to provide you with the semi-annual report and portfolio of investments for the six months ended June 30, 1995 for the Smith Barney New York Municipals Fund Inc. After declining precipitously during most of 1994, bond prices rebounded sharply during the first half of the fiscal year which resulted in very attractive total returns to investors in the Fund. Class A shares earned a total return of 9.81%, Class B shares a total return of 9.51%, and Class C shares earned a total return of 9.51% for the six-month period ended June 30, 1995. Additional performance data for each class of shares during this and previous reporting periods is available in the "Financial Highlights" section of this report.

MARKET AND ECONOMIC OVERVIEW

        After a volatile 1994 and a strong rebound in early 1995, the tax-exempt market more recently has lagged the Treasury market as a result of the default of Orange County, California which created fear among investors and led some to question the safety of the municipal bond market. Furthering the concerns of investors is the issue of tax reform and the various proposals for a flat tax, although these proposals are unlikely to be addressed until after the presidential election in 1996. These two events made the retail investor somewhat leery of participating in the tax-exempt market. Additionally, a stock market that almost daily reached new highs deflected interest from the municipal market and contributed to the decreased demand.

        Elected in November 1994 on the promise of less government and lower taxes, Governor Pataki has been successful in reducing spending and achieving less government overhead. He has also merged some of the bond issuing agencies, and imposed a cutback in capital spending which resulted in a slowdown in state bond issuance. If certain revenue projections are achieved, a reduction in the state income tax rate could be forthcoming. Despite these positive changes initiated by the new administration, the legislative process has not changed since the prior administration: the budget was 62 days late.

        During this period, New York City's bond rating was lowered by Standard & Poor's Corporation to BBB+ from A-, a situation that is not positive but was very much anticipated by the market. Proving that expectations are sometimes worse than reality, prices of New York City bonds improved slightly after the downgrade became official. Just as the Governor is taking positive action to improve the State's budget, the Mayor of New York City is also taking positive action to improve the City's budget. Tax receipts are slow, and the economies of both the State and City are lagging the national recovery. We believe, however, that as both the Governor and Mayor continue to focus on finances, a credit upgrade will at some point in the future be possible and will result in lower borrowing costs in the tax-exempt market.

PORTFOLIO STRATEGY

     At the end of this reporting period, 95% of the portfolio was rated investment grade (BBB/Baa and higher) by either Standard & Poor's Corporation or Moody's Investors Service, Inc. During the past reporting period, the Fund increased its allocation of hospital bonds by approximately 5%, to 25.6% of net assets from 20.7% at the end of the Fund's December fiscal year, and decreased its asset allocation to utility revenue bonds to 6.2% from 9.7%. As of June 30, 1995, the Fund invested its assets primarily in hospital, general obligation, housing, and education bonds. The average maturity of the Fund as of June 30, 1995 was 23 years.

     We believe that the municipal market will remain in a narrow trading range for the next six to twelve months as the Federal Reserve will likely monitor the economy closely and ease interest rates if a slowdown in growth continues. The municipal market appears to be very attractive right now, offering 85% to 90% of the yield of the Treasury market. When adjusted for their federally tax-exempt status, municipal bonds provide investors with an even more attractive yield.

     We look forward to reporting to you in the Fund's next report to investors. Should you have any questions about your investment in the Fund or how other Smith Barney mutual funds may be useful in helping you reach your financial goals, please speak with your Smith Barney Financial Consultant.

Sincerely,


/s/ Heath B. McLendon                           /s/ Lawrence T. McDermott


Heath B. McLendon                               Lawrence T. McDermott
Chairman of the Board                           Vice President and
                                                Investment Officer
                                                August 15, 1995

Smith Barney
New York Municipals Fund Inc.

--------------------------------------------------------------------------------
 PORTFOLIO HIGHLIGHTS (UNAUDITED)                                  JUNE 30, 1995
INDUSTRY BREAKDOWN


Pie chart depicting the allocation of the New York Municipals Fund Inc.
investment securities held at June 30, 1995 by industry classification. The pie is broken in pieces representing industries in the following percentages:


            INDUSTRY                   PERCENTAGE
Pollution Control                         3.8%
Transportation                            5.5%
Other                                     6.1%
Utility Revenue                           6.2%
Education                                12.0%
Housing                                  17.7%
General Obligations                      19.2%
Hospital                                 25.6%
Net Other Assets and Liabilities          0.8%
Industrial Control                        3.1%




SUMMARY OF MUNICIPAL BONDS AND SHORT-TERM
TAX-EXEMPT INVESTMENTS BY COMBINED RATINGS

                     Standard &       Percent
Moody's                Poor's         of Value
-----------------------------------------------
  Aaa        OR          AAA             28.6%
   Aa                    AA              20.4
   A                      A              15.6
  Baa                    BBB             30.3
   Ba                    BB               2.7
   B                      B               0.4
   NR                    NR               2.0
-----------------------------------------------
                                        100.0%
-----------------------------------------------

AVERAGE MATURITY: 23.0 YEARS


Smith Barney
New York Municipals Fund Inc.

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED)                              JUNE 30, 1995

--------------------------------------------------------------------------------
                         KEY TO INSURANCE ABBREVIATIONS
--------------------------------------------------------------------------------
                  AMBAC   -- American Municipal Bond Assurance Corporation
                  BIGI    -- Bond Investors Guaranty Insurance
                  CAPGTY  -- Capital Guaranty
                  FGIC    -- Federal Guaranty Insurance Corporation
                  FHA     -- Federal Housing Administration
                  FSA     -- Financial Security Assurance
                  MBIA    -- Municipal Bond Investors Assurance
                  SONYMA  -- State of New York Mortgage Agency

                                                              RATINGS          MARKET VALUE
FACE VALUE                                                    MOODY'S    S&P     (NOTE 1)
-------------------------------------------------------------------------------------------
LONG-TERM MUNICIPAL BONDS AND NOTES -- 98.7%
              NEW YORK -- 96.4%
              Babylon, New York, Industrial Development
              Agency:
$ 3,795,000   Recycling Facilities Revenue, (Babylon
              Recycling Center, Inc.), Series A, (in
              default),+
                8.875% due 3/1/2011                               NR       NR    $  1,518,000
              Resource Recovery Revenue, (Odgen Martin
              Systems, Babylon, Inc.):
  2,995,000   Series B,
                8.500% due 1/1/2019                              Baa1      NR       3,264,550
  2,950,000   Series C,
                8.500% due 1/1/2019                              Baa1      NR       3,215,500
              Battery Park City Authority, New York,
              Housing Revenue:
     35,000   (FHA Insured),
                8.625% due 06/01/2023                             NR       AAA         43,706
  5,000,000   Mortgage Loan, Series A, (FHA Insured),
                5.750% due 6/1/2023 (Prerefunded 6/1/2005)        NR       AAA      4,687,500
              Refunding, Series A:
  4,850,000   Junior Note,
                5.800% due 11/01/2022                             A         A       4,552,938
  5,000,000   Senior Note,
                5.700% due 11/01/2020                             A1       AA       4,687,500
  1,300,000   Buffalo, New York, Municipal Water Finance
              Authority, Water Systems Revenue, (FSA
              Insured),
                5.750% due 7/1/2019                              Aaa       AAA      1,261,000

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.

--------------------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (continued)                  JUNE 30, 1995
--------------------------------------------------------------------------------------------
                                                                  RATINGS      MARKET VALUE
FACE VALUE                                                    MOODY'S    S&P     (NOTE 1)
--------------------------------------------------------------------------------------------
LONG-TERM MUNICIPAL BONDS AND NOTES (CONTINUED)
              NEW YORK (CONTINUED)
$   500,000   Buffalo, New York, Refunding Bonds, (FGIC
              Insured),
                6.250% due 2/1/2016                              Aaa       AAA   $    514,375
    700,000   Central Square, New York, Central School
              District, (FGIC Insured),
                6.500% due 6/15/2000                             Aaa       AAA        759,500
    250,000   Chautauqua County, New York, Industrial
              Development Agency, Industrial Development
              Revenue Bonds, (Ralston Purina Company
              Project),
                9.800% due 2/1/2001                              Baa1      NR         256,250
  3,500,000   Dutchess County, New York, Resource Recovery
              Agency, Revenue Bonds, (Solid Waste
              Management), Series A, (FGIC Insured),
                7.500% due 1/1/2009                              Aaa       AAA      3,845,625
              Green Island, New York, General Obligation
              Bonds:
    100,000     9.375% due 11/1/2001                             Baa       NR         118,125
    125,000     9.375% due 11/1/2002                             Baa       NR         150,156
  4,000,000   Hempstead Town, New York, Industrial
              Development Agency, Resource Recovery Revenue
              Bonds, (American Fuel Company),
                7.400% due 12/1/2010                             Baa1      A-       4,180,000
              Lockport Town, New York, Refunding Bonds,
              (MBIA Insured):
    435,000     5.400% due 3/1/2012                              Aaa       AAA        418,688
    430,000     5.400% due 3/1/2013                              Aaa       AAA        411,188
    425,000     5.400% due 3/1/2014                              Aaa       AAA        403,219
    415,000     5.400% due 3/1/2015                              Aaa       AAA        393,213
              Metropolitan Transportation Authority, New
              York, Transit Facilities Revenue:
  3,555,000   Commuter Facilities Revenue, Series A,
                6.500% due 7/1/2024                              Baa1     BBB+      3,577,219
    100,000   New York Special Obligation Bonds, (MBIA
              Insured),
                6.600% due 1/1/1999                              Aaa       AAA        106,500
  5,000,000   Series O, (MBIA Insured),
                6.375% due 7/1/2020                              Aaa       AAA      5,175,000
  5,440,000   Service Contract, Moral Obligation, Series N,
                7.125% due 7/1/2009                              Baa1      BBB      5,902,400
  4,800,000   Service Contract, Series 5,
                6.500% due 7/1/2016                              Baa1      BBB      4,854,000

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.

--------------------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (continued)                  JUNE 30, 1995
--------------------------------------------------------------------------------------------
                                                                  RATINGS      MARKET VALUE
FACE VALUE                                                    MOODY'S    S&P     (NOTE 1)
--------------------------------------------------------------------------------------------
LONG-TERM MUNICIPAL BONDS AND NOTES (CONTINUED)
              NEW YORK (CONTINUED)
$ 1,250,000   Monroe County, New York, Airport Authority,
              Airport Revenue, (Greater Rochester
              International Airport), (MBIA Insured),
                7.250% due 1/1/2019                              Aaa       AAA   $  1,334,375
              Monroe County, New York, Industrial
              Development Agency, Revenue Bonds:
  2,700,000   Civic Facility, (Al Sigl Center), Series A,
                8.000% due 12/15/2003                             NR        A       2,862,000
    990,000   Civic Facility, (Genesee Hospital), Series A,
                6.500% due 11/1/1999                              A        NR       1,003,613
  2,150,000   Monroe County, New York, Water Authority
              Revenue, (AMBAC Insured),
                7.000% due 8/1/2019                              Aaa       AAA      2,308,563
  3,405,000   Nassau County, New York, Combined Sewer
              Districts, General Obligation Bonds, Refunding
              Bonds, Series G, (MBIA Insured),
                5.400% due 1/15/2010                             Aaa       AAA      3,315,619
              New Rochelle, New York, General Obligation
              Bonds, (MBIA Insured):
  1,250,000   Series B,
                6.200% due 8/15/2020                             Aaa       AAA      1,292,188
    450,000   Series C,
                6.250% due 3/15/2020                             Aaa       AAA        456,188
              New York City, New York, General Obligation
              Bonds:
              Series B:
  3,000,000   (FSA Insured)
                5.850% due 10/1/2007                             Aaa       AAA      3,120,000
  4,000,000   (MBIA Insured),
                6.950% due 8/15/2012                             Aaa       AAA      4,380,000
              Series C:
  1,000,000     7.750% due 9/1/2006                              Baa1      A-       1,032,500
  4,000,000     6.500% due 8/1/2007                              Baa1      A-       4,045,000
  5,000,000     6.660% due 8/1/2009                              Baa1      A-       5,112,500
    255,000   Series D, (Unrefunded balance), (BIGI
              Insured),
                8.000% due 8/1/2004                              Aaa       AAA        275,719
 10,600,000   Series F,
                6.625% due 2/15/2025                             Baa1     BBB+     10,560,250

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.

--------------------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (continued)                  JUNE 30, 1995
--------------------------------------------------------------------------------------------
                                                                  RATINGS      MARKET VALUE
FACE VALUE                                                    MOODY'S    S&P     (NOTE 1)
--------------------------------------------------------------------------------------------
LONG-TERM MUNICIPAL BONDS AND NOTES (CONTINUED)
              NEW YORK (CONTINUED)
              New York City, New York,
              General Obligation Bonds: (continued)
$ 5,500,000   Series H,
                7.000% due 2/1/2021                              Baa1     BBB+   $  5,637,500
              Series I, (Escrowed to Maturity), (AMBAC
              Insured):
  3,150,000     7.250% due 8/15/2014                             AAA       AAA      3,654,000
    945,000     7.250% due 8/15/2015                             AAA       AAA      1,037,138
              Series I, (Unrefunded balance), (AMBAC
              Insured):
  1,850,000     7.250% due 8/15/2014                             Aaa       AAA      1,984,125
    555,000     7.250% due 8/15/2015                             Aaa       AAA        595,931
  7,615,000   New York City, New York, Local Government
              Revenue,
              (Health & Hospital Corporation), Series A,
                6.300% due 2/15/2020                             Baa       BBB      7,072,431
              New York City, New York, Housing Development
              Corporation, Multifamily Housing, Pass-Through
              Certificates:
  1,641,430   (Cadman Project),
                6.500% due 11/15/2018                             NR       NR       1,643,482
  1,041,899   (Heywood Project),
                6.500% due 8/15/2017                              NR       NR       1,036,690
  1,320,849   (Kelly Project),
                6.500% due 2/15/2018                              NR       NR       1,322,501
  1,698,191   (Riverbend Project),
                6.500% due 11/15/2018                             NR       NR       1,710,928
              Series A:
  2,077,274   (AMBAC Insured),
                6.500% due 12/20/2001                            Aaa       AAA      2,116,223
              (FHA Insured):
  5,000,000     7.350% due 6/1/2019                               NR       AAA      5,275,000
  4,000,000     6.600% due 4/1/2030                               NR       AAA      4,020,000
  7,650,000   Series B, (FHA Insured),
                5.850% due 5/1/2026                               Aa       AA       7,248,375

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.

-------------------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (continued)                  JUNE 30, 1995
-------------------------------------------------------------------------------------------
                                                                  RATINGS      MARKET VALUE
FACE VALUE                                                    MOODY'S    S&P     (NOTE 1)
-------------------------------------------------------------------------------------------
LONG-TERM MUNICIPAL BONDS AND NOTES (CONTINUED)
              NEW YORK (CONTINUED)
              New York City, New York, Industrial
              Development Agency:
$ 2,250,000   Civil Facility Refunding Bond, (The Lighthouse
              Inc. Project),
                6.500% due 7/1/2022                              Aa2       AA    $  2,323,125
  1,000,000   Civil Facilities Revenue, (New School for
              Social Research Project), Series A, (MBIA
              Insured),
                6.200% due 9/1/2014                              Aaa       AAA      1,025,000
              New York City, New York, Municipal Water
              Finance Authority, Water & Sewer System
              Revenue:
  6,100,000   Series A,
                6.000% due 6/15/2017                              A        A-       5,978,000
  3,270,000   Series A, (FSA Insured),
                7.000% due 6/15/2015                             Aaa       AAA      3,507,075
  2,390,000   Series B, (Unrefunded),
                6.375% due 6/15/2022                              A        A-       2,443,775
              New York Hospital Revenue Bonds,
              (Newark-Wayne Community Hospital):
  2,935,000   Series A,
                7.600% due 9/1/2015                               NR       NR       2,923,994
  2,400,000   Series B, (FHA Insured),
                5.875% due 1/15/2033                              NR       AAA      2,322,000
              New York State Dormitory Authority, Revenue
              Bonds:
  4,250,000   (City University), (AMBAC Insured),
                6.300% due 7/1/2024                              Aaa       AAA      4,366,875
              (City University), Series A:
  2,500,000     7.500% due 7/1/2006                              Baa1      BBB      2,634,375
  4,000,000     6.000% due 5/15/2022                             Baa1     BBB+      3,800,000
  2,000,000     5.750% due 7/1/2022                               NR       AAA      1,912,500
  7,000,000   (City University), Series B,
                6.000% due 7/1/2014                              Baa1      BBB      6,825,000
              (City University), Series C:
  3,000,000     7.625% due 7/1/2014                              Baa1      BBB      3,165,000
  2,000,000     8.200% due 7/1/2014                              Baa1     BBB+      2,210,000
  2,200,000   (City University), Series T,
                10.250% due 7/1/2012                             Baa1      BBB      2,244,000
  1,250,000   (City University), Series U,
                6.25% due 7/1/2002                               Baa1      BBB      1,298,438

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.

-------------------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (continued)                  JUNE 30, 1995
-------------------------------------------------------------------------------------------
                                                                  RATINGS      MARKET VALUE
FACE VALUE                                                    MOODY'S    S&P     (NOTE 1)
-------------------------------------------------------------------------------------------
LONG-TERM MUNICIPAL BONDS AND NOTES (CONTINUED)
              NEW YORK (CONTINUED)
              New York State Dormitory Authority, Revenue
              Bonds: (continued)
$ 3,000,000   (City University, Third Generation), Series 2,
              (MBIA Insured),
                6.875% due 7/1/2014                              Aaa       AAA   $  3,300,000
  2,855,000   (Comsewgue Public Library), (MBIA Insured),
                6.000% due 7/1/2015                              Aaa       AAA      2,869,275
  3,000,000   (Cooper Union), (FSA Insured),
                7.200% due 7/1/2020                              Aaa       AAA      3,303,750
              (Cornell University), Series A:
  2,000,000     7.375% due 7/1/2020                               Aa       AA       2,207,500
  1,000,000     7.375% due 7/1/2030                               Aa       AA       1,103,750
  1,230,000   (Crouse Community Center), (FHA Insured),
                7.500% due 8/1/2029                               NR       AAA      1,351,463
  1,600,000   (Crouse Irving Memorial Hospital),
                10.500% due 7/1/2017                              NR       A+       1,666,000
  2,000,000   (Culinary Institute of America),
                6.000% due 7/1/2022                               NR       AAA      1,965,000
              (Department of Education),
  6,000,000   Series A,
                6.250% due 7/1/2024                              Baa1      BBB      5,835,000
              (Department of Health, State of New York
              Issue):
    200,000     7.250% due 7/1/2002                              Baa1      BBB        217,750
  3,150,000     5.500% due 7/1/2020                              Baa1      BBB      2,799,563
  3,500,000   (Episcopal Health), (FHA Insured),
                5.900% due 8/1/2020                               NR       AA       3,421,250
              (Genesee Valley), (FHA Insured):
  1,000,000   Series A,
                6.900% due 8/1/2032                               NR       AA       1,055,000
    685,000   Series B,
                6.850% due 8/1/2016                               NR       AA         730,381
  1,180,000   Group 1,
                7.250% due 10/1/2003                              NR       AAA      1,256,700
  1,355,000   (Heritage House Nursing Center), (FHA
              Insured),
                7.000% due 8/1/2031                               NR       AAA      1,468,481
  2,450,000   (Iroquois Nursing), (FHA Insured),
                7.050% due 2/1/2031                               NR       AA-      2,612,313

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.

-------------------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (continued)                  JUNE 30, 1995
-------------------------------------------------------------------------------------------
                                                                  RATINGS      MARKET VALUE
FACE VALUE                                                    MOODY'S    S&P     (NOTE 1)
-------------------------------------------------------------------------------------------
LONG-TERM MUNICIPAL BONDS AND NOTES (CONTINUED)
              NEW YORK (CONTINUED)
              New York State Dormitory Authority, Revenue
              Bonds: (continued)
$ 2,445,000   (Jewish Geriatric Center), (FHA Insured)
                7.150% due 8/1/2014                               NR       AAA   $  2,692,556
  2,250,000   (Leake & Watts Services Inc.), (MBIA Insured),
                6.000% due 7/1/2014                              Aaa       AAA      2,275,313
  2,000,000   (Long Island Medical Center), Series A, (FHA
              Insured),
                7.750% due 8/15/2027                              Aa       AAA      2,145,000
  2,700,000   (Manhattan College),
                6.500% due 7/1/2019                               NR       AA       2,750,625
    480,000   (Manhattan Eye, Ear & Throat Hospital),
                11.500% due 7/1/2009                             Baa      BBB+        492,600
  1,500,000   (New Hope Community),
                5.700% due 7/1/2017                               Aa       NR       1,415,625
  4,800,000   (New York Catholic), (FHA Insured),
                5.875% due 2/1/2033                               NR       AAA      4,650,000
    220,000   (New York Medical College)
                6.700% due 7/1/2001                               NR       AA         239,525
  2,450,000   (St. Vincent's Hospital and Medical Center),
              (FHA Insured),
                7.400% due 8/1/2030                               Aa       AAA      2,655,188
  5,000,000   (State of New York Issue),
                7.750% due 7/1/2021                              Baa1      BBB      5,568,750
              (State University Educational Facility):
              Series A:
 11,620,000     6.375% due 5/15/2014                             Baa1     BBB+     11,692,625
  7,500,000     5.875% due 5/15/2017                             Baa1     BBB+      7,162,500
  4,500,000   Series B,
                6.250% due 5/15/2014                             Baa1     BBB+      4,511,250
  7,370,000   (University of Rochester), Series A,
                6.500% due 7/1/2019                               A1       A+       7,637,163
  3,150,000   (Wartburg Home Project), (FHA Insured),
                5.800% due 2/1/2028                               NR       AA       3,016,125
              (Upstate Community College):
  8,550,000   Series A,
                5.700% due 7/1/2021                              Baa1     BBB-      7,844,625

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.

-------------------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (continued)                  JUNE 30, 1995
-------------------------------------------------------------------------------------------
                                                                  RATINGS      MARKET VALUE
FACE VALUE                                                    MOODY'S    S&P     (NOTE 1)
-------------------------------------------------------------------------------------------
LONG-TERM MUNICIPAL BONDS AND NOTES (CONTINUED)
              NEW YORK (CONTINUED)
              New York State Dormitory Authority, Revenue
              Bonds: (continued)
$   285,000   (Upstate Community College), (continued)
              Series B,
                7.100% due 7/1/2001                              Baa1     BBB-   $    308,869
              New York State Energy, Research & Development
              Authority:
              Electric Facilities Revenue Bonds:
              (Consolidated Edison Company Project), Series A:
  2,250,000     7.125% due 3/15/2022                             Aa3       A+       2,348,438
  4,750,000     7.125% due 12/1/2029                             Aa3       A+       5,236,875
              (Long Island Lighting Company Project):
  4,900,000   Series A,
                7.150% due 12/1/2020                             Ba1       BB+      4,985,750
  3,000,000   Series B,
                7.150% due 2/1/2022                              Ba1       BB+      3,052,500
  1,000,000   Series D,
                6.900% due 8/1/2022                              Ba1       BB+      1,001,250
              Pollution Control Revenue Bonds:
  3,000,000   (Brooklyn Union Gas Company),
                6.952% due 7/1/2026                               A1        A       3,202,500
              (New York Electric & Gas Company):
  3,000,000   (MBIA Insured),
                6.150% due 7/1/2026                              Aaa       AAA      2,962,500
  3,000,000     5.950% due 12/1/2027                             Baa1      BBB      2,756,250
  5,000,000   Series 1,
                7.125% due 12/1/2020                              A1        A       5,231,250
  1,500,000   (Corning National Gas Corporation), Series A,
                8.250% due 12/1/2018                             Baa2      NR       1,665,000
  1,000,000   (Central Hudson Gas and Electric Company),
              Series C,
                8.375% due 12/1/2028                              A3       A-       1,112,500
  2,500,000   (Orange & Rockland Utilities Project),
                9.000% due 8/1/2015                              Baa1      A-       2,556,250
  2,660,000   (Rochester Gas & Electric Company), (FSA
              Insured),
                8.375% due 12/1/2028                             Aaa       AAA      2,952,600

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.

-------------------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (continued)                  JUNE 30, 1995
-------------------------------------------------------------------------------------------
                                                                  RATINGS      MARKET VALUE
FACE VALUE                                                    MOODY'S    S&P     (NOTE 1)
-------------------------------------------------------------------------------------------
LONG-TERM MUNICIPAL BONDS AND NOTES (CONTINUED)
              NEW YORK (CONTINUED)
              New York State Environmental Facilities
              Corporation,
              Pollution Control Revenue, State Water
              Revolving Fund:
              Series A:
$ 8,250,000     7.250% due 6/15/2010                              Aa        A    $  9,229,688
  1,950,000     7.500% due 6/15/2012                              Aa        A       2,188,875
  3,000,000   Solid Waste Disposal Revenue, (Occidental
              Petroleum Corporation), Series A,
                5.700% due 9/1/2028                              Baa3      BBB      2,643,750
              Special Obligation Revenue Bonds,
              (Environmental Elements New York Inc.):
    665,000     8.400% due 12/1/2006                              NR      BBB+        691,600
    690,000     8.400% due 12/1/2007                              NR      BBB+        717,600
  5,765,000   Resource Recovery Revenue Bonds,
              (Huntington Project), Series A,
                7.375% due 10/1/1999                             Baa       NR       6,031,631
              New York State, Highway Authority, Emergency
              Services:
  4,230,000   (FSA Insured),
                6.600% due 3/1/2001                              Aaa       AAA      4,610,700
  2,450,000     5.875% due 4/1/2014                              Baa1      BBB      2,342,813
              New York State Housing Corporation,
              Mortgage Revenue Bonds:
  1,850,000   (Lincoln Towers Project, Housing and Urban
              Development -- Section 8),
                11.250% due 1/1/2015                              NR       NR       1,951,750
 10,200,000   Refunding-Senior Note,
                5.500% due 11/1/2020                              A1       AA       9,243,750
              New York State Housing Finance Agency:
              Multi-Family Housing:
  2,000,000   (FHA Insured),
                6.200% due 8/15/2015                              Aa       NR       1,977,500
  2,905,000   Series A, (FHA Insured),
                10.000% due 11/15/2025                            Aa       AA-      2,981,256
  1,500,000   Series C, (FHA Insured),
                6.500% due 8/15/2024                              Aa       AAA      1,509,375

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.

-------------------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (continued)                  JUNE 30, 1995
-------------------------------------------------------------------------------------------
                                                                  RATINGS      MARKET VALUE
FACE VALUE                                                    MOODY'S    S&P     (NOTE 1)
-------------------------------------------------------------------------------------------
LONG-TERM MUNICIPAL BONDS AND NOTES (CONTINUED)
              NEW YORK (CONTINUED)
              New York State Housing Finance Agency: (continued)
              Second Mortgage Project:
$ 1,750,000   Series C, (SONYMA Insured),
                6.600% due 8/15/2027                              Aa       NR    $  1,769,688
  1,250,000   Series D, (SONYMA Insured),
                6.250% due 8/15/2023                              Aa       NR       1,225,000
              Service Contract Obligations Revenue Bonds:
 10,500,000   Series C,
                6.125% due 3/15/2020                             Baa1      BBB     10,158,750
  5,555,000   Series D,
                5.625% due 9/15/2013                             Baa1      BBB      5,103,656
 14,345,000   New York State Local Government Assistance
              Corporation, Series A,
                6.875% due 4/1/2019                               A         A      15,438,806
              New York State Medical Care Facilities Finance
              Agency Revenue Bonds:
  5,075,000     8.875% due 8/15/2007                             Baa1     BBB+      5,563,469
  4,720,000     6.500% due 8/15/2012                             Baa1     BBB+      4,802,600
              (AMBAC Insured),
  8,500,000     6.800% due 8/15/2024                             Aaa       AAA      9,073,750
 14,450,000   (FHA Insured),
                6.200% due 2/15/2028                              NR       AAA     14,431,938
              (AMBAC/FHA Insured):
  7,600,000     6.500% due 8/15/2029                             Aaa       AAA      7,894,500
  2,500,000     6.900% due 8/15/2034                             Aaa       AAA      2,668,750
  3,000,000   (Beth Israel Medical Center), Series A, (MBIA
              Insured),
                7.500% due 11/1/2010                             Aaa       AAA      3,341,250
  2,500,000   (Central Suffolk Hospital Project), Series A,
                6.125% due 11/1/2016                              NR       BBB      2,340,625
              Hospital and Nursing Home, (FHA Insured):
              Series A:
    200,000     6.100% due 2/15/2002                              Aa       AA         206,000
  4,000,000     6.800% due 2/15/2012                             Baa       BBB      4,055,000
    815,000     8.750% due 2/15/2015                              Aa       AA-        834,356
  4,700,000     6.800% due 2/15/2020                             Baa      BBB-      4,758,750
 11,805,000     6.200% due 2/15/2021                              NR       AAA     11,864,025
  6,000,000     8.000% due 2/15/2027                              Aa       AA       6,577,500
  7,965,000     8.000% due 2/15/2028                              Aa       AAA      9,010,406

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.


-------------------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (continued)                  JUNE 30, 1995
-------------------------------------------------------------------------------------------
                                                                  RATINGS      MARKET VALUE
FACE VALUE                                                    MOODY'S    S&P     (NOTE 1)
-------------------------------------------------------------------------------------------
LONG-TERM MUNICIPAL BONDS AND NOTES (CONTINUED)
              NEW YORK (CONTINUED)
              New York State Medical Care Facilities Finance
              Agency
              Revenue Bonds: (continued)
              Hospital and Nursing Home, (FHA Insured):
              (continued)
$ 4,100,000     7.450% due 8/15/2031                              Aa       AA    $  4,422,875
  3,000,000     6.375% due 8/15/2033                              Aa       AA       3,026,250
  5,300,000   (Methodist Hospital), (FHA Insured),
                6.700% due 8/15/2023                              NR       AA       5,558,375
  3,500,000   Series B, (FHA Insured),
                6.100% due 2/15/2015                              Aa       AA       3,478,125
              Series C, (FHA Insured):
    530,000     5.950% due 8/15/2009                              NR       AAA        546,563
  8,300,000     6.375% due 8/15/2029                              NR       AAA      8,455,625
  2,500,000     6.650% due 8/15/2032                              Aa       AA       2,575,000
  5,000,000   Series D, (FHA Insured),
                6.450% due 2/15/2032                              Aa       AA       5,093,750
              Long Term Healthcare, (CAPGTY Insured):
  1,860,000   Series B,
                6.450% due 11/1/2014                             Aaa       AAA      1,920,450
    140,000   Series C,
                6.400% due 11/1/2014                             Aaa       AAA        144,200
              Mental Health Service Facilities:
              Series A, (Unrefunded Balance):
  1,185,000     7.700% due 2/15/2018                             Baa1     BBB+      1,267,950
  1,840,000     7.750% due 2/15/2020                             Baa1     BBB+      2,033,200
  4,615,000   Series F:
                6.500 due 2/15/2019                              Baa1     BBB+      4,666,919
  4,000,000   Mortgage Project, Series A, (FHA Insured),
                6.375 due 8/15/2024                               Aa       AA       4,060,000
              Nursing Home Insured Mortgage, (FHA Insured):
    500,000     10.500% due 1/15/2024                             Aa       A-         505,000
  1,205,000   Series A,
                9.500% due 1/15/2024                              NR       NR       1,218,556
  1,640,000   (St. Mary's Hospital Project), Series A,
              (AMBAC Insured),
                6.200% due 11/1/2014                             Aaa       AAA      1,683,050
  6,000,000   Second Mortgage Healthcare Project, Series A,
              (SONYMA Insured),
                5.850% due 2/15/2033                              Aa       NR       5,685,000

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.

-------------------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (continued)                  JUNE 30, 1995
-------------------------------------------------------------------------------------------
                                                                  RATINGS      MARKET VALUE
FACE VALUE                                                    MOODY'S    S&P     (NOTE 1)
-------------------------------------------------------------------------------------------
LONG-TERM MUNICIPAL BONDS AND NOTES (CONTINUED)
              NEW YORK (CONTINUED)
              New York State Medical Care Facilities Finance
              Agency
              Revenue Bonds: (continued)
$ 5,000,000   Secured Hospital Revenue Bonds, Series 91-A,
                7.400% due 8/15/2021                             Baa       BBB   $  5,268,750
              New York State Mortgage Agency Revenue
              (SONYMA Insured):
  2,625,000   Series 37-A,
                6.375% due 10/1/2014                              Aa       NR       2,651,250
  1,000,000   Series 41-A,
                6.450% due 10/1/2014                              Aa       NR       1,015,000
  4,000,000   Series 42, (FHA Insured),
                6.650% due 4/1/2026                               Aa       NR       4,045,000
  4,250,000   Series 48,
                6.100% due 4/1/2025                               Aa       NR       4,111,875
  1,345,000   9th Series A,
                7.300% due 4/1/2017                               Aa       NR       1,371,900
  1,580,000   Series GG, Homeowner Mortgage,
                8.125% due 4/1/2020                               Aa       NR       1,659,000
              New York State Municipal Bond Bank Agency:
              Special Revenue Program:
  1,000,000   Buffalo, Series A,
                6.875% due 3/15/2006                              NR      BBB+      1,085,000
  1,500,000   Rochester, Series A,
                6.750% due 3/15/2011                              NR       A+       1,575,000
  2,000,000   New York State Power Authority, Revenue &
              General Purpose Bonds, Series V, (MBIA
              Insured),
                7.875% due 1/1/2013                              Aaa       AAA      2,210,000
              New York State, Refunding Bonds:
  6,485,000     7.000% due 11/15/2002                             A        A-       7,246,988
  1,000,000     12.000% due 11/15/2003                            A        A-       1,461,250
  2,750,000     9.875% due 11/15/2005                             A        A-       3,753,750
              New York State, Urban Development:
  1,100,000   Correctional Facilities Revenue Bonds,
                5.500% due 1/1/2015                              Baa1      BBB        987,250
  1,650,000   (Higher Education Applied Technology Project),
              (MBIA Insured),
                5.625% due 4/1/2014                              Aaa       AAA      1,581,938

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.

-------------------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (continued)                  JUNE 30, 1995
-------------------------------------------------------------------------------------------
                                                                  RATINGS      MARKET VALUE
FACE VALUE                                                    MOODY'S    S&P     (NOTE 1)
-------------------------------------------------------------------------------------------
LONG-TERM MUNICIPAL BONDS AND NOTES (CONTINUED)
              NEW YORK (CONTINUED)
              Oneida-Herkimer, New York, Solid Waste
              Management Authority, Solid Waste System
              Revenue Bonds,
$ 2,200,000     6.750% due 4/1/2014                              Baa       BBB   $  2,255,000
  2,160,000   (FHA Insured),
                7.200% due 8/1/2031                               NR        A       2,243,700
              Port Authority of New York & New Jersey:
  3,000,000   53rd Series,
                8.700% due 7/15/2020                              A1       AA-      3,093,750
  2,000,000   61st Series,
                8.125% due 8/15/2023                              A1       AA-      2,045,000
  8,000,000   (Delta Airlines), Series 1R,
                6.950% due 6/1/2008                              Ba1       BB       8,340,000
              State of New York, Certificates of
              Participation:
  6,000,000   City University of New York, (John Jay
              College),
                7.250% due 8/15/2007                             Baa1      BBB      6,255,000
    915,000   (Hanson Redevelopment Project),
                8.375% due 5/1/2008                               NR       BBB      1,038,525
    500,000   Syracuse, New York, General Obligation Bonds,
              Industrial Development Agency, (James Square
              Association), (FHA Insured),
                7.000% due 8/1/2025                               NR       AAA        526,875
              United Nations Development Corporation, New
              York, Revenue Bonds, Senior Lien, Series A:
  1,490,000     6.000% due 7/1/2007                               A        NR       1,529,113
  1,170,000     6.000% due 7/1/2012                               A        NR       1,177,313
  9,500,000     6.000% due 7/1/2026                               A        NR       9,393,125
    725,000   Valley Health Development Corporation, New
              York, Revenue Bonds, (FHA Insured), Mortgage
              Loan,
                11.300% due 2/1/2023                              NR        A         892,656
  2,500,000   Warren & Washington Counties, New York,
              Industrial Development Agency, Resource
              Recovery, Revenue Bonds, Series A,
                7.900% due 12/15/2007                             B1       NR       2,568,750
    285,000   White Plains, New York, Battle Hill Housing
              Development Corporation, Housing Revenue
              Bonds, Section 8, (FHA Insured),
                9.875% due 4/1/2025                               NR        A         292,125

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.

---------------------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (continued)                  JUNE 30, 1995
---------------------------------------------------------------------------------------------
                                                                  RATINGS      MARKET VALUE
FACE VALUE                                                    MOODY'S    S&P     (NOTE 1)
---------------------------------------------------------------------------------------------
LONG-TERM MUNICIPAL BONDS AND NOTES (CONTINUED)
              NEW YORK (CONTINUED)
$ 2,000,000   Yonkers, New York, General Obligation Bonds,
              Series C, (FGIC Insured),
                5.500% due 9/1/2009                              Aaa       AAA   $  1,980,000
              PUERTO RICO -- 2.2%
  1,495,000   Commonwealth of Puerto Rico, Aquaduct and
              Sewer Authority Revenue Bonds, (Escrow to
              Maturity),
                10.250% due 7/1/2009                             AAA       AAA      2,093,000
  1,350,000   Commonwealth of Puerto Rico, General Obligation
              Bonds,
                8.000% due 7/1/2008                              Baa1      A
  6,470,000   Commonwealth of Puerto Rico, Urban Renewal and
              Housing Corporation Revenue Bonds,
                7.875% due 10/1/2004                             Baa       BBB      7,222,138
              Puerto Rico, Industrial, Medical &
              Environmental Pollution Control Facilities
              Finance Authority,
              Revenue Bonds:
  2,085,000   (American Airlines), Series A,
                8.750% due 12/1/2025                             Baa1      A+       2,157,975
    535,000   (St. Luke's Hospital Project), Series A,
                6.100% due 6/1/2001                               NR       A-         547,706
    860,000   Puerto Rico Municipal Finance Agency, Series A,
                8.250% due 7/1/2008                              Baa1      A-         944,925
              GUAM -- 0.1%
    500,000   Guam Power Authority Revenue, Series A,
                6.300% due 10/1/2022                              NR       BBB        476,875
---------------------------------------------------------------------------------------------
              TOTAL LONG-TERM MUNICIPAL BONDS
              AND NOTES (Cost $636,130,055)                                       654,175,811
---------------------------------------------------------------------------------------------
                   SHORT-TERM TAX-EXEMPT INVESTMENTS -- 0.5%
              NEW YORK -- 0.3%
              New York, New York, General Obligation Bonds:
  1,100,000   Series C,
                4.550% due 10/1/2023++                            A1       AA+      1,100,000
    900,000   Subseries E-6,
                4.300% due 8/1/2017++                             A1       AA-        900,000

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.

---------------------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (continued)                  JUNE 30, 1995
---------------------------------------------------------------------------------------------
                                                                  RATINGS      MARKET VALUE
FACE VALUE                                                    MOODY'S    S&P     (NOTE 1)
---------------------------------------------------------------------------------------------
SHORT-TERM TAX-EXEMPT INVESTMENTS (CONTINUED)
              PUERTO RICO -- 0.2%
$ 1,300,000   Commonwealth of Puerto Rico, Government
              Development Bank,
                3.800% due 12/1/2015++                           Aa2       AA+   $  1,300,000
---------------------------------------------------------------------------------------------
              TOTAL SHORT-TERM TAX-EXEMPT INVESTMENTS
              (Cost $3,300,000)                                                     3,300,000
---------------------------------------------------------------------------------------------
                      TOTAL INVESTMENTS (Cost $639,430,055*)         99.2%        657,475,811
                          OTHER ASSETS AND LIABILITIES (NET)          0.8           5,457,654
---------------------------------------------------------------------------------------------
                                                  NET ASSETS        100.0%       $662,933,465
---------------------------------------------------------------------------------------------

*    Aggregate cost for Federal tax purposes.
+    Security valued in good faith by Board of Directors.
++   Variable rate municipal bonds and notes are payable upon not more than one business day's notice.

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.

------------------------------------------------------------------------------------------
 STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED)                   JUNE 30, 1995
------------------------------------------------------------------------------------------
ASSETS:
    Investments, at value (Cost $639,430,055) (Note 1)
      See accompanying schedule                                              $657,475,811
    Cash                                                                           47,619
    Interest receivable                                                        13,949,805
    Receivable for Fund shares sold                                               620,989
------------------------------------------------------------------------------------------
    TOTAL ASSETS                                                              672,094,224
------------------------------------------------------------------------------------------
LIABILITIES:
    Payable for investment securities purchased                 $7,278,310
    Dividends payable                                            1,185,924
    Investment advisory fee payable (Note 2)                       188,598
    Payable for Fund shares redeemed                               183,095
    Administration fee payable (Note 2)                            107,371
    Service fee payable (Note 3)                                    57,619
    Distribution fee payable (Note 3)                               48,530
    Custodian fees payable (Note 2)                                 25,800
    Transfer agent fees payable (Note 2)                            15,535
    Accrued Directors' fees and expenses (Note 2)                    2,000
    Accrued expenses and other payables                             67,977
------------------------------------------------------------------------------------------
    TOTAL LIABILITIES                                                           9,160,759
------------------------------------------------------------------------------------------
NET ASSETS                                                                   $662,933,465
------------------------------------------------------------------------------------------
NET ASSETS consist of:
    Distributions in excess of net investment income earned to
      date                                                                   $ (1,602,459)
    Accumulated net realized loss on investments sold                          (8,720,823)
    Unrealized appreciation of investments                                     18,045,756
    Par value                                                                     402,955
    Paid-in capital in excess of par value                                    654,808,036
------------------------------------------------------------------------------------------
    TOTAL NET ASSETS                                                         $662,933,465
------------------------------------------------------------------------------------------
NET ASSETS:
    CLASS A SHARES:
    Net Asset Value and redemption price per share
    ($494,929,739 / 30,084,518 shares of common stock
    outstanding)                                                                   $16.45
------------------------------------------------------------------------------------------
    Maximum offering price per share ($16.45 / 0.96)
    (Based on sales charge of 4.00% of the offering price on
    June 30, 1995)                                                                 $17.14
------------------------------------------------------------------------------------------
    CLASS B SHARES:
    Net Asset Value and offering price per share+
    ($167,187,719 / 10,161,423 shares of common stock
    outstanding)                                                                   $16.45
------------------------------------------------------------------------------------------
    CLASS C SHARES:
    Net Asset Value and offering price per share+
    ($816,007 / 49,606 shares of common stock outstanding)                         $16.45
------------------------------------------------------------------------------------------

+ Redemption price per share is equal to net asset value less any applicable contingent deferred sales charge.

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.

-------------------------------------------------------------------------------------------
 STATEMENT OF OPERATIONS (UNAUDITED)      FOR THE SIX MONTHS ENDED JUNE 30, 1995
-------------------------------------------------------------------------------------------
INVESTMENT INCOME:
    Interest                                                                 $21,520,358
-------------------------------------------------------------------------------------------
EXPENSES:
    Investment advisory fee (Note 2)                            $1,111,657
    Administration fee (Note 2)                                    633,055
    Service fee (Note 3)                                           486,222
    Distribution fee (Note 3)                                      404,095
    Transfer agent fees (Note 2)                                   100,643
    Legal and audit fees                                            64,315
    Custodian fees (Note 2)                                         49,403
    Directors' fees and expenses (Note 2)                           19,537
    Other                                                           71,277
-------------------------------------------------------------------------------------------
    Total before interest expense                                              2,940,204
-------------------------------------------------------------------------------------------
    Interest expense (Note 8)                                                     19,897
-------------------------------------------------------------------------------------------
    TOTAL EXPENSES                                                             2,960,101
-------------------------------------------------------------------------------------------
NET INVESTMENT INCOME                                                         18,560,257
-------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS
  (NOTES 1 AND 5):
    Net realized loss on investments sold during the period                   (3,996,650)
    Net unrealized appreciation of investments during the
      period                                                                  45,349,802
-------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS                               41,353,152
-------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                         $59,913,409
-------------------------------------------------------------------------------------------

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.

-----------------------------------------------------------------------------------------
 STATEMENT OF CHANGES IN NET ASSETS
-----------------------------------------------------------------------------------------
                                                            SIX MONTHS
                                                              ENDED             YEAR
                                                             6/30/95           ENDED
                                                           (UNAUDITED)        12/31/94
Net investment income                                      $ 18,560,257     $ 38,916,928
Net realized loss on investments sold during the period      (3,996,650)      (4,724,173)
Net unrealized appreciation/(depreciation) on investments
  during the period                                          45,349,802      (82,527,978)
-----------------------------------------------------------------------------------------
Net increase/(decrease) in net assets resulting from
  operations                                                 59,913,409      (48,335,223)
Distributions to shareholders from net investment income:
    Class A                                                 (14,846,786)     (30,891,616)
    Class B                                                  (4,450,773)      (8,023,640)
    Class C                                                     (15,127)          (1,672)
Distributions to shareholders in excess of net investment
  income:
    Class A                                                          --         (674,671)
    Class B                                                          --         (175,322)
    Class C                                                          --              (37)
Distributions to shareholders from net realized gain on
  investments:
    Class A                                                          --       (2,982,583)
    Class B                                                          --         (957,623)
    Class C                                                          --           (1,790)
Net increase/(decrease) in net assets from Fund share
  transactions (Note 6):
    Class A                                                  (2,544,658)     (36,576,643)
    Class B                                                   6,439,788       33,984,655
    Class C                                                     504,414          277,688
-----------------------------------------------------------------------------------------
Net increase/(decrease) in net assets                        45,000,267      (94,358,477)
NET ASSETS:
Beginning of period                                         617,933,198      712,291,675
-----------------------------------------------------------------------------------------
End of period (including distributions in excess of net
  investment income of $1,602,459 and $850,030,
  respectively)                                            $662,933,465     $617,933,198
-----------------------------------------------------------------------------------------

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.

-------------------------------------------------------------------------------------------
 FINANCIAL HIGHLIGHTS
-------------------------------------------------------------------------------------------

FOR CLASS A SHARE OUTSTANDING THROUGHOUT EACH PERIOD.

                                            SIX MONTHS
                                              ENDED          YEAR       YEAR        YEAR
                                             6/30/95        ENDED       ENDED       ENDED
                                            (UNAUDITED)    12/30/94   12/31/93@   12/31/92*
Net asset value, beginning of period           $15.44        $17.68     $17.12      $16.77
-------------------------------------------------------------------------------------------
Income from investment operations:
Net investment income                            0.47          0.97       1.02        1.12
Net realized and unrealized gain/(loss) on
  investments                                    1.03         (2.12)      0.80        0.39
-------------------------------------------------------------------------------------------
Total from investment operations                 1.50         (1.15)      1.82        1.51
-------------------------------------------------------------------------------------------
Less distributions:
Distributions from net investment income        (0.49)        (0.97)     (1.03)      (1.12)
Distributions in excess of net investment
  income                                       --             (0.02)     --          --
Distributions from net capital gains           --             (0.10)     (0.23)      (0.03)
Distributions from capital                     --             --         --          (0.01)
------------------------------------------------------------------------------------------
Total distributions                             (0.49)        (1.09)     (1.26)      (1.16)
-------------------------------------------------------------------------------------------
Net asset value, end of period                 $16.45        $15.44     $17.68      $17.12
-------------------------------------------------------------------------------------------
Total return+                                    9.81%        (6.62)%    10.93%       9.36%
-------------------------------------------------------------------------------------------
Ratios to average net assets/ supplemental
  data:
Net assets, end of period (in 000's)         $494,930      $466,884   $575,166    $535,514
Ratio of operating expenses to average net
  assets                                         0.77%**#      0.77%      0.78%       0.67%
Ratio of net investment income to average
  net assets                                     5.85%**       5.91%      5.83%       6.56%
Portfolio turnover rate                            15%           36%        20%         30%
-------------------------------------------------------------------------------------------

*    Any shares outstanding prior to November 6, 1992 were designated as Class A shares.
**   Annualized.
+    Total return represents aggregate total return for the periods indicated and does not reflect any applicable sales charge.
#    The operating expense ratio excludes interest expense. The operating expense ratio including interest expense was 0.78% for the six months ended June 30, 1995.
@    Per share amounts have been calculated using the monthly average shares method, which more appropriately presents the per share data for this year since the use of the undistributed net investment income method did not accord with results of operations.

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.

 -------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------

  YEAR         YEAR         YEAR         YEAR         YEAR         YEAR         YEAR
 ENDED        ENDED        ENDED        ENDED        ENDED        ENDED        ENDED
12/31/91     12/31/90     12/31/89     12/31/88     12/31/87     12/31/86     12/31/85
  $15.94       $16.26       $15.97       $15.37       $16.71       $15.48       $13.90
 -------------------------------------------------------------------------------------
    1.15         1.16         1.16         1.15         1.14         1.20         1.24
    0.84        (0.32)        0.26         0.61        (1.33)        1.52         1.58
 -------------------------------------------------------------------------------------
    1.99         0.84         1.42         1.76        (0.19)        2.72         2.82
 -------------------------------------------------------------------------------------
   (1.16)       (1.16)       (1.13)       (1.16)       (1.14)       (1.20)       (1.24)
   --           --           --           --           --           --           --
   --           --           --           --           (0.01)       (0.29)       --
   --           --           --           --           --           --           --
 -------------------------------------------------------------------------------------
   (1.16)       (1.16)       (1.13)       (1.16)       (1.15)       (1.49)       (1.24)
 -------------------------------------------------------------------------------------
  $16.77       $15.94       $16.26       $15.97       $15.37       $16.71       $15.48
 -------------------------------------------------------------------------------------
   12.98%        5.41%        9.18%       11.82%       (1.09)%      18.13%       21.03%
 -------------------------------------------------------------------------------------
$469,139     $428,304     $442,563     $429,703     $202,265     $218,980     $125,365
    0.64%        0.64%        0.66%        0.64%        0.68%        0.68%        0.81%
    7.04%        7.31%        7.17%        7.50%        7.22%        7.25%        8.20%
      31%          18%           7%          27%          22%          11%          20%
 -------------------------------------------------------------------------------------

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.

-------------------------------------------------------------------------------------------
 FINANCIAL HIGHLIGHTS (continued)
-------------------------------------------------------------------------------------------

FOR CLASS B SHARE OUTSTANDING THROUGHOUT EACH PERIOD.
                                    SIX MONTHS
                                      ENDED            YEAR           YEAR          PERIOD
                                     06/30/95          ENDED          ENDED          ENDED
                                    (UNAUDITED)      12/30/94       12/31/93@      12/31/92*
Net Asset Value, beginning of
  period                               $15.44          $17.68         $17.12         $16.93
-------------------------------------------------------------------------------------------
Income from investment operations:
Net investment income                    0.43            0.89           0.94           0.17
Net realized and unrealized
  gain/(loss) on investments             1.03           (2.13)          0.80           0.20
-------------------------------------------------------------------------------------------
Total from investment operations         1.46           (1.24)          1.74           0.37
-------------------------------------------------------------------------------------------
Less distributions:
Distributions from net investment
  income                                (0.45)          (0.88)         (0.95)         (0.15)
Distributions in excess of net
  investment income                    --               (0.02)         --             --
Distributions from net capital
  gains                                --               (0.10)         (0.23)         (0.03)
Distributions from capital             --               --             --             (0.00)++
-------------------------------------------------------------------------------------------
Total distributions                     (0.45)          (1.00)         (1.18)         (0.18)
-------------------------------------------------------------------------------------------
Net Asset Value, end of period         $16.45          $15.44         $17.68         $17.12
-------------------------------------------------------------------------------------------
Total return+                            9.51%          (7.17) %       10.33%          2.23%
-------------------------------------------------------------------------------------------
Ratios to average net assets/
  supplemental data:
Net assets, end of period (in
  000's)                             $167,188        $150,765       $137,126        $18,125
Ratio of operating expenses to
  average net assets                     1.29%**#        1.30%          1.31%          1.30%**
Ratio of net investment income to
  average net assets                     5.34%**         5.39%          5.31%          5.94%**
Portfolio turnover rate                    15%             36%            20%            30%
-------------------------------------------------------------------------------------------

*    The Fund commenced selling Class B shares on November 6, 1992.
**   Annualized.
+    Total return represents aggregate total return for the periods indicated and does not reflect any applicable sales charge.
++   Amount represents less than $0.01 per share.
#    The operating expense ratio excludes interest expense. The operating expense ratio including interest expense was 1.29% for the six months ended June 30, 1995.
@    Per share amounts have been calculated using the monthly average shares method, which more appropriately presents the per share data for this year since the use of the undistributed net investment income method did not accord with results of operations.

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.

-------------------------------------------------------------------------------------------
 FINANCIAL HIGHLIGHTS (continued)
-------------------------------------------------------------------------------------------
FOR CLASS C SHARE OUTSTANDING THROUGHOUT EACH PERIOD.

                                                          SIX MONTHS
                                                            ENDED            PERIOD
                                                           6/30/95           ENDED
                                                          (UNAUDITED)      12/31/94*
Net Asset Value, beginning of period                        $15.44           $15.19
-------------------------------------------------------------------------------------------
Income from investment operations:
Net investment income                                         0.44             0.12
Net realized and unrealized gain/(loss) on
  investments                                                 1.02             0.35+++
-------------------------------------------------------------------------------------------
Total from investment operations                              1.46             0.47
-------------------------------------------------------------------------------------------
Less distributions:
Distributions from net investment income                     (0.45)           (0.12)
Distributions in excess of net investment income             --               (0.00)++
Distributions from net capital gains                         --               (0.10)
Distributions from capital                                   --               --
-------------------------------------------------------------------------------------------
Total distributions                                          (0.45)           (0.22)
-------------------------------------------------------------------------------------------
Net Asset Value, end of period                              $16.45           $15.44
-------------------------------------------------------------------------------------------
Total return+                                                 9.51%            3.08%
-------------------------------------------------------------------------------------------
Ratios to average net assets/supplemental data:
Net assets, end of period (in 000's)                        $  816           $  285
Ratio of operating expenses to average net assets             1.35%**#         1.34%**
Ratio of net investment income to average net assets          5.28%**          5.35%**
Portfolio turnover rate                                         15%              36%
-------------------------------------------------------------------------------------------

*    The Fund commenced selling Class C shares on November 10, 1994.
**   Annualized.
+    Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charge.
++   Amount represents less than $0.01 per share.
+++  The amount shown at this caption for each share outstanding throughout the period may not accord with the change in aggregate gains and losses in the Fund for the period because of the timing of purchases and withdrawals of shares in relation to the fluctuating market value of the portfolio.
#    The operating expense ratio excludes interest expense. The operating expense ratio including interest expense was 1.36% for the six months ended June 30, 1995.

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
New York Municipals Fund Inc.

--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES

Smith Barney New York Municipals Fund Inc. (the "Fund") was incorporated under the laws of the State of Maryland on October 6, 1983. The Fund is a non-diversified, open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the "1940 Act"). At the time of this report, the Fund offered four classes of shares: Class A, Class B, Class C and Class Y shares. Class A shares are sold with a front-end sales charge. Class B and Class C shares may be subject to a contingent deferred sales charge ("CDSC") upon redemption. Class B shares will convert automatically to Class A shares approximately eight years after the date of original purchase. Class Y shares are available to investors making an initial investment of at least $5 million and are not subject to any sales charges, distribution or service fees. As of June 30, 1995, no Class Y shares had been sold. All classes of shares have identical rights and privileges except with respect to the effect of the respective sales charges, the distribution and/or service fees borne by each class, expenses allocable exclusively to each class, voting rights on matters affecting a single class, the exchange privilege of each class and the conversion feature of Class B shares. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements.

Portfolio valuation: Securities are valued by The Boston Company Advisors, Inc. ("Boston Advisors"), an indirect wholly owned subsidiary of Mellon Bank Corporation ("Mellon"), after consultation with an independent pricing service (the "Service") approved by the Fund's Board of Directors. When, in the judgment of the Service, quoted bid prices for securities are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices and asked prices (as obtained by the Service from dealers in such securities). Securities for which, in the judgment of the Service, there are no readily obtainable market quotations (which may constitute a majority of the Fund's portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which representative prices are not available from the Fund's pricing service are valued at fair value as determined in good faith by the Fund's Board of Directors. Short-term investments that mature in 60 days or less are valued at amortized cost.

Smith Barney
New York Municipals Fund Inc.

--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (continued)
--------------------------------------------------------------------------------

Securities transactions and investment income: Securities transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Realized gains and losses from securities sold are recorded on the identified cost basis. Investment income and realized and unrealized gains and losses are allocated based upon relative net assets of each class.

Dividends and distributions to shareholders: Dividends from net investment income are determined on a class level. It is the policy of the Fund to declare dividends from net investment income daily and to pay such dividends on the last business day of the Smith Barney Inc. ("Smith Barney") statement month. Distributions from net realized capital gains, on a Fund level, are declared and paid annually, after the end of the fiscal year in which earned. Additional dividends may be paid and additional distributions of capital gains may be made at the discretion of the Board of Directors to avoid the application of the 4.00% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gains. Income distributions and capital gain distributions on a Fund level are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments of income and gains on various investment securities held by the Fund, timing differences and differing characterization of distributions made by the Fund as a whole.

Federal income taxes: It is policy of the Fund to qualify as a regulated investment company, which distributes exempt-interest dividends, by complying with the requirements of the Internal Revenue Code, applicable to regulated investment companies and by distributing substantially all of its earnings to its shareholders. Therefore, no Federal income tax provision is required.

2.  INVESTMENT ADVISORY FEE, ADMINISTRATION FEE AND
    OTHER TRANSACTIONS

The Fund has entered into an investment advisory agreement (the "Advisory Agreement") with Smith Barney Mutual Funds Management Inc. ("SBMFM"), a wholly owned subsidiary of Smith Barney Holdings Inc. ("Holdings"). Holdings is a wholly owned subsidiary of Travelers Group Inc. Under the Advisory Agreement, the Fund pays a monthly fee at the annual rates of 0.35% of the value of the Fund's average daily net assets up to $500 million and 0.32% of the value of its average daily net assets in excess of $500 million.

Smith Barney
New York Municipals Fund Inc.

--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (continued)
--------------------------------------------------------------------------------

The Fund has entered into an administration agreement (the "Administration Agreement") with SBMFM. Under the Administration Agreement, the Fund pays a fee computed daily and paid monthly based on the following annual rates: 0.20% of the value of the Fund's average daily net assets up to $500 million and 0.18% of the value of the Fund's average daily net assets in excess of $500 million.

The Fund and SBMFM have also entered into a sub-administration agreement (the "Sub-Administration Agreement") with Boston Advisors. Under the
Sub-Administration Agreement, SBMFM pays Boston Advisors a portion of its administration fee at a rate agreed upon from time to time between SBMFM and Boston Advisors.

Smith Barney acts as the exclusive distributor of the Fund's shares. For the six months ended June 30, 1995, Smith Barney received $206,039 from investors representing commissions (sales charges) on sales of Class A shares.

A CDSC is generally payable by a shareholder in connection with the redemption of certain Class A, Class B and Class C shares. In circumstances in which the CDSC is imposed, the amount of the charge will vary depending on the number of years since the date or purchase. For the six months ended June 30, 1995, Smith Barney received $176,653 from investors in CDSCs on the redemption of Class B shares.

No officer, director or employee of Smith Barney, or any of its affiliates receives any compensation from the Fund for serving as a Director or officer of the Fund. The Fund pays each Director who is not an officer, director, or employee of Smith Barney or any of its affiliates $2,000 per annum plus $500 per meeting attended and each Director emeritus who is not an officer, trustee, or employee of Smith Barney or any of its affiliates $1,000 per annum plus $250 per meeting attended. The Fund reimburses each such Director for travel and out-of-pocket-expenses incurred to attend such meetings.

Boston Safe Deposit and Trust Company, an indirect wholly owned subsidiary of Mellon, serves as the Fund's custodian. The Shareholder Services Group, Inc., a subsidiary of First Data Corporation, serves as the Fund's transfer agent.

3.  DISTRIBUTION PLAN

Smith Barney acts as distributor of the Fund's shares pursuant to a distribution agreement with the Fund, and sells shares of the Fund through Smith Barney or its affiliates.

Smith Barney
New York Municipals Fund Inc.

--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (continued)
--------------------------------------------------------------------------------

Pursuant to Rule 12b-1 under the 1940 Act, the Fund has adopted a services and distribution plan (the "Plan"). Under this Plan, the Fund compensates Smith Barney for servicing shareholder accounts for Class A, Class B and Class C shareholders, and covers expenses incurred in distributing Class B and Class C shares. Smith Barney is paid an annual service fee with respect to Class A, Class B and Class C shares of the Fund at the rate of 0.15% of the value of the average daily net assets of each respective class of shares. Smith Barney is also paid an annual distribution fee with respect to Class B and Class C shares at the rate of 0.50% and 0.55%, respectively, of the value of the average daily net assets of each respective class of shares. During the six months ended June 30, 1995, the Fund incurred $365,037 in service fees for Class A shares. During the same period, the Fund incurred $120,756 and $429 in services fees for Class B and Class C shares, respectively, and $402,522 and $1,573 in distribution fees for Class B and Class C shares, respectively.

Under its terms, the Plan shall remain in effect from year to year, provided that such continuance is approved annually by vote of the Fund's Board of Directors, including a majority of those Directors who are not "interested persons" of the Fund and who have no direct or indirect financial interest in the operation of the Plan.

4.  EXPENSE ALLOCATION

Expenses of the Fund not directly attributable to the operations of any class of shares are prorated between the classes based upon the relative net assets of each class. Operating expenses directly attributable to a class of shares are charged to that class' operations. In addition to the above servicing and distribution fees, class specific operating expenses include transfer agent fees of $66,325, $34,171 and $147 for Class A, Class B and Class C shares, respectively.

5.  SECURITIES TRANSACTIONS

Cost of purchases and proceeds from sales of investment securities, excluding short-term investments, during the six months ended June 30, 1995, amounted to $98,851,669 and $100,187,807, respectively.

At June 30, 1995, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost amounted to $26,707,173, and the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value amounted to $8,661,417.

Smith Barney
New York Municipals Fund Inc.

--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (continued)
--------------------------------------------------------------------------------

6.  COMMON STOCK


At June 30, 1995, 500 million shares of $0.01 par value common stock divided into four classes (Class A, Class B, Class C and Class Y) were authorized.
Changes in the common stock for the Fund were as follows:

                                        SIX MONTHS ENDED                   YEAR ENDED
                                         JUNE 30, 1995                  DECEMBER 31, 1994
         CLASS A SHARES:             Shares         Amount           Shares         Amount
------------------------------------------------------------------------------------------------
Sold                                  956,772    $ 15,497,165       3,478,703    $  57,671,706
Issued as reinvestment of
  dividends                           586,740       9,539,636       1,402,444       22,818,151
Redeemed                           (1,695,005)    (27,581,459)     (7,180,131)    (117,066,500)
------------------------------------------------------------------------------------------------
Net decrease                         (151,493)   $ (2,544,658)     (2,298,984)   $ (36,576,643)
------------------------------------------------------------------------------------------------

                                        SIX MONTHS ENDED                   YEAR ENDED
                                         JUNE 30, 1995                  DECEMBER 31, 1994
         CLASS B SHARES:             Shares         Amount           Shares         Amount
------------------------------------------------------------------------------------------------
Sold                                  756,468    $ 12,225,125       3,026,863    $  50,329,261
Issued as reinvestment of
  dividends                           164,050       2,667,671         364,474        5,904,778
Redeemed                             (520,555)     (8,453,008)     (1,388,070)     (22,249,384)
------------------------------------------------------------------------------------------------
Net increase                          399,963    $  6,439,788       2,003,267    $  33,984,655
------------------------------------------------------------------------------------------------

                                        SIX MONTHS ENDED                  PERIOD ENDED
                                         JUNE 30, 1995                 DECEMBER 31, 1994*
         CLASS C SHARES:             Shares         Amount           Shares         Amount
------------------------------------------------------------------------------------------------
Sold                                   30,372        $491,562          18,218         $274,188
Issued as reinvestment of
  dividends                               837          13,659             227            3,500
Redeemed                                  (48)           (807)             --               --
------------------------------------------------------------------------------------------------
Net increase                           31,161        $504,414          18,445         $277,688
------------------------------------------------------------------------------------------------

* The Fund commenced selling Class C shares on November 10, 1994.

As of June 30, 1995, no Class Y shares had been sold.


Smith Barney
New York Municipals Fund Inc.

--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (continued)
--------------------------------------------------------------------------------

7.  CONCENTRATION OF CREDIT

The Fund primarily invests in debt obligations issued by the State of New York and its political subdivisions, agencies and public authorities to obtain funds for various public purposes. The Fund is more susceptible to factors adversely affecting issuers of New York municipal securities than is a municipal bond fund that is not concentrated in these issuers to the same extent.

8.  LINE OF CREDIT

The Fund and several affiliated entities participate in a $50 million line of credit provided by Bank of America N.A. under an Amended and Restated Line of Credit Agreement (the "Agreement") dated April 30, 1992, and renewed effective May 31, 1994, primarily for temporary or emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The Fund may borrow up to the lesser of $25 million or 25% of its net assets. However, pursuant to the Fund's prospectus, the Fund may only borrow up to 10% of its net assets. The Fund and the other affiliated entities are charged an aggregate commitment fee of $100,000 which is allocated equally among each of the participants. The Agreement requires, among other provisions, each participating fund to maintain a ratio of net assets (not including funds borrowed pursuant to the Agreement) to aggregate amount of indebtedness pursuant to the Agreement of no less than 5 to 1. During the six months ended June 30, 1995, the Fund had an average outstanding daily balance of $609,392 with interest rates ranging from 5.875% to 6.563%. Interest expense totalled $19,897 for the six months ended June 30, 1995. At June 30, 1995, the Fund had no outstanding borrowings under this agreement.

9.  CAPITAL LOSS CARRYFORWARD

At December 31, 1994, the Fund had available for Federal income tax purposes an unused capital loss carryforward of $1,541,718 expiring in 2002.

Smith Barney
New York Municipals Fund Inc.

--------------------------------------------------------------------------------
 PARTICIPANTS
--------------------------------------------------------------------------------

DISTRIBUTOR
Smith Barney Inc.
388 Greenwich Street
New York, New York 10013

INVESTMENT ADVISER AND
 ADMINISTRATOR
Smith Barney
 Mutual Funds Management Inc.
388 Greenwich Street
New York, New York 10013

SUB-ADMINISTRATOR
The Boston Company Advisors, Inc.
One Boston Place
Boston, Massachusetts 02108

COUNSEL
Willkie Farr & Gallagher
153 East 53rd Street
New York, New York 10022

TRANSFER AGENT
The Shareholder Services
 Group, Inc.
Exchange Place
Boston, Massachusetts 02109

CUSTODIAN
Boston Safe Deposit and
 Trust Company
One Boston Place
Boston, Massachusetts 02108

NEW YORK                           SMITH BARNEY
MUNICIPALS                         ------------
FUND INC.                             A member of TravelersGroup [graphic
                                                                   of an
                                                                 umbrella]


DIRECTORS
Herbert Barg
Alfred J. Bianchetti
Martin Brody
Dwight B. Crane
Burt N. Dorsett
Elliot S. Jaffe
Stephen E. Kaufman
Joseph J. McCann
Heath B. McLendon
Cornelius C. Rose, Jr.


OFFICERS
Heath B. McLendon
Chairman of the Board

Jessica Bibliowicz                 This report is submitted for         SEMI-
President                          the general information of the      ANNUAL
                                   shareholders of Smith Barney        REPORT
Lewis E. Daidone                   New York Municipals Fund Inc.
Senior Vice President              It is not authorized for
and Treasurer                      distribution to prospective
                                   investors unless accompanied
Lawrence T. McDermott              or preceded by an effective
Vice President and                 Prospectus for the Fund,
Investment Officer                 which contains information
                                   concerning the Fund's investment
Karen L. Mahoney-Malcomson         policies, fees and expenses as
Investment Officer                 well as other pertinent
                                   information.

Chrisitina T. Sydor
Secretary
                                   SMITH BARNEY
                                   MUTUAL FUNDS
                                   388 Greenwich Street
                                   New York, New York  10013


[RECYCLE                           FUND 13, 194, 486, 468
  LOGO]                            FD 0403 8/95

                        PRO FORMA FINANCIAL STATEMENTS

PRO FORMA STATEMENT OF ASSETS AND LIABILITIES AT MARCH 31, 1995 (unaudited)

                                                    Smith Barney        Smith Barney        Pro Forma           Pro Forma
                                                   New York Portfolio  New York Municipals  Adjustments         Combined
                                                   ------------------  -------------------  -----------         --------
                                                    (Historical)        (Historical)
ASSETS:
     Investments, at value(Cost--$726,737,051)       $92,507,288        $647,948,678          $133,265 (d)      $740,589,231
     Cash                                                 35,807                   -                 -                35,807
     Interest receivable                               1,503,845          10,701,541                 -            12,205,386
     Receivable for Fund shares sold                      65,147             777,475                 -               842,622
     Receivable for securities sold                      110,000           1,948,008                 -             2,058,008
     Other Assets                                          4,269                   -                 -                 4,269
                                                  --------------      --------------    --------------        --------------
                          Total Assets                94,226,356         661,375,702           133,265           755,735,323
                                                  --------------      --------------    --------------        --------------

LIABILITIES:
     Payable for securities purchased                  1,608,818           4,040,613                 -             5,649,431
     Management fee payable                               35,167             299,525                 -               334,692
     Dividends payable                                         -           1,166,904                 -             1,166,904
     Distribution fees payable                            52,282             152,797                 -               205,079
     Payable for Fund shares purchased                    53,102             424,826                 -               477,928
     Accrued expenses and other liabilities                    -             127,056                 -               127,056
                                                  --------------      --------------    --------------        --------------
                          Total Liabilities            1,749,369           6,211,721                 -             7,961,090
                                                  --------------      --------------    --------------        --------------

                          Net Assets                 $92,476,987        $655,163,981          $133,265          $747,774,233
                                                  ==============      ==============    ==============        ==============
NET ASSETS:
     Par value of capital shares                          $7,206             $40,209           $10,754 (b)           $58,169
     Capital paid in excess of par value              90,605,201         653,763,655           (10,754)(b)       744,358,102
     Undistributed (overdistributed) net
       investment income                                   3,788          (1,255,449)                -            (1,251,661)
     Accumulated net realized loss                    (1,310,119)         (7,932,438)                -            (9,242,557)
     Net unrealized appreciation of investments        3,170,911          10,548,004           133,265 (d)        13,852,180
                                                  --------------      --------------    --------------        --------------
                          Net Assets                 $92,476,987        $655,163,981          $133,265          $747,774,233
                                                  ==============      ==============    ==============        ==============
Outstanding Shares:
-------------------
     CLASS A                                           6,449,188          30,207,371         8,086,643 (b)        44,743,202
                                                  ==============      ==============                          ==============
     CLASS B                                             296,936           9,964,887         2,657,820 (b)        12,919,643
                                                  ==============      ==============                          ==============
     CLASS C                                             459,653              37,009             9,907 (b)           506,569
                                                  ==============      ==============                          ==============
Net Asset Value
---------------
     CLASS A(and redemption price)                        $12.83              $16.29                                  $12.86
                                                  ==============      ==============                          ==============
     CLASS B                                              $12.84              $16.29                                  $12.87
                                                  ==============      ==============                          ==============
     CLASS C                                              $12.83              $16.29                                  $12.86
                                                  ==============      ==============                          ==============

MAXIMUM OFFERING PRICE                                    $13.36              $16.97                                  $13.40
                                                  ==============      ==============                          ==============

           See accompanying notes to pro forma financial statements.

PRO FORMA STATEMENT OF OPERATIONS
For the year ended MARCH 31, 1995 (unaudited)

                                                      Smith Barney        Smith Barney         Pro Forma         Pro Forma
                                                   New York Portfolio  New York Municipals     Adjustments       Combined
                                                   ------------------  -------------------     -----------       ---------
                                                      (Historical)        (Historical)
INVESTMENT INCOME:
           Interest                                     $5,532,297         $44,299,124                  -       $49,831,421
                                                   ----------------    ----------------        -----------      ------------

EXPENSES:
           Investment advisory fee                         373,385           2,296,183            656,052 (a)     3,325,620
           Administration fee                                    -           1,312,104         (1,312,104)(a)             -
           Distribution costs                              108,252           1,756,426                  -         1,864,678
           Transfer agent fees                              22,513             220,250                  -           242,763
           Custodian fees                                    8,001              98,408            (62,067)(c)        44,342
           Shareholder Communications                       18,002              43,000            (14,333)(c)        46,669
           Legal and auditing fees                           9,201              85,000            (56,667)(c)        37,534
           Registration fees                                 8,001              20,000             (6,667)(c)        21,334
           Directors' fees                                   3,953              44,000            (14,667)(c)        33,286
           Other                                            15,827               5,936                  -            21,763
                                                   ----------------    ----------------        -----------      ------------
                Total Expenses                             567,135           5,881,307           (810,453)        5,637,989
                                                   ----------------    ----------------        -----------      ------------

NET INVESTMENT INCOME                                   $4,965,162         $38,417,817           $810,453 (e)   $44,193,432
                                                   ----------------    ----------------        -----------      ------------



REALIZED AND UNREALIZED GAIN(LOSS) ON INVESTMENTS

          Net Realized Loss on Investments                (804,270)         (4,970,468)                 -        (5,774,738)

          Change in Net Unrealized Appreciation          1,186,302         (13,820,581)           133,265       (12,501,014)
                                                   ----------------    ----------------        -----------      ------------

          Net Gain(Loss) On Investments                    382,032         (18,791,049)           133,265       (18,275,752)
                                                   ----------------    ----------------        -----------      ------------

INCREASE IN NET ASSETS RESULTING FROM OPERATIONS        $5,347,194         $19,626,768           $943,718       $25,917,680
                                                   ================    ================        ===========      ============

           See accompanying notes to pro forma financial statements.

(a) reflects management fee agreement of surviving fund
(b) reflects new shares issued by New York Municipals
(c) decrease due to duplicative services
(d) reflects change from bid prices to mean prices by New York Portfolio
(e) decrease in expenses not reflected in undistributed net investment income as the Fund distributes substantialy all its' net investment income.

Pro Forma Footnotes of Merger Between New York Portfolio and New York Municipal Fund
March 31, 1995 (unaudited)

1.  General

The accompanying pro forma financial statements are presented to show the effect of the proposed acquisition of Smith Barney New York Municipals Fund (the "Portfolio II"), by the Smith Barney New York Portfolio (the "Portfolio"), as if such acquisition had taken place as of April 1, 1994.

Under the terms of the Plan of Reorganization the combination of the Fund and the Portfolio will be treated as a tax-free business combination and accordingly will be accounted for by a method of accounting for tax free mergers of investment companies (sometimes referred to as the pooling without restatement method). The acquisition would be accomplished by an acquisition of the net assets of the Portfolio II in exchange for shares of the Portfolio at net asset value. The statements of assets and liabilities and the related statements of operations of the Portfolio II and the Portfolio have been combined as of and for the year ended March 31, 1995. With certain limited exceptions, Smith Barney Inc. is liable for the expenses incurred in connection with the Reorganization, which are estimated to be $78,000.

The accompanying pro forma financial statements should be read in conjunction with the financial statements and schedules of investments of the Portfolio II and the Portfolio which are included in their respective annual reports dated December 31, 1994 and March 31, 1995 respectively.

2.  Significant Accounting Policies

The following notes refer to the accompanying pro forma financial statements as if the above mentioned acquisition of the Portfolio II and the Portfolio had taken place as of April 1, 1994.

The New York Portfolio ("Portfolio") is a separate investment portfolio of the Smith Barney Muni Funds ("Fund"). The Fund, a Massachusetts business trust, is registered under the Investment Company Act of 1940, as amended, as a non-diversified, open-end management investment company and consists of the Portfolio and twelve other separate investment portfolios: California, Florida, Georgia, New Jersey, Ohio, Pennsylvania, Limited Term, National, California Limited Term, Florida Limited Term, California Money Market and New York Money Market Portfolios. The financial statements and financial highlights for the other portfolios are presented in separate annual reports.

The significant accounting policies consistently followed by the Portfolio are:
(a) security transactions are accounted for on the trade date; (b) securities are valued at mean prices provided by an independent pricing service that are based on transactions in municipal obligations, quotations from municipal bond dealers, market transactions in comparable securities and various relationships between securities; short-term securities and securities maturing within 60 days are valued at cost plus (minus) accreted discount (amortized premium), which approximates value; (c) gains or losses on the sale of securities are calculated by using the specific identification method; (d) interest income, adjusted for amortization of premiums and accretion of original issue discount, is recorded on the accrual basis; market discount is recognized upon the disposition of the security; (e) direct expenses are charged to each portfolio and each class; management fees and general fund expenses are allocated on the basis of relative net assets; and (f) the Portfolio intends to comply with the requirements of the Internal Revenue Code pertaining to

Pro Forma Footnotes of Merger Between New York Portfolio and New York Municipal Fund
March 31, 1995 (unaudited), (continued)

regulated investment companies and to make the required distributions to shareholders; therefore, no provision for Federal income taxes has been made.

3.  Pro Forma Adjustments

The accompanying Pro Forma financial statements reflect changes in fund shares and expenses as if the merger had taken place on April 1, 1994.

4.  Management Agreements and Transactions with Affiliated Persons

Smith Barney Mutual Funds Management Inc. ("SMBFM"), a subsidiary of Smith Barney Holdings Inc. ("SBH"), acts as investment manager to the fund. The New York Portfolio pays SBMFM a management fee calculated at the annual rate of 0.45%, of its average daily net assets. Such fees are calculated daily and paid monthly.

Smith Barney Inc. ("SB"), another subsidiary of SBH, acts as distributor of Fund shares. All officers and two trustees of the Fund are employees of SB.

On September 16, 1994, a new Distribution Plan was approved by the shareholders. Pursuant to this Distribution Plan, the New York Portfolio pays a service fee of 0.15% of average net assets on an annual basis with respect to its Class A, Class B and C shares. In addition, the New York Portfolio pays a distribution fee of 0.50% and 0.55% of average net assets on an annual basis with respect to its Class B and C shares, respectively.

5. Capital Shares

The Trust may issue an unlimited number of shares at beneficial interest which are divided into three classes (Class A, Class B, and Class C) with a $.001 par value.

6. Portfolio Concentration

Since each Portfolio invests primarily in obligations of issuers within New York, it is subject to possible concentration risks associated with economic, political, or legal developments or industrial or regional matters specifically affecting New York.

SMITH BARNEY MUNI FUNDS - NEW YORK
SCHEDULE OF INVESTMENTS (UNAUDITED)                               March 31, 1995


 NEW YORK   NEW YORK     TOTAL
 PORTFOLIO  MUNICIPAL  COMBINED
   FACE       FACE       FACE
  AMOUNT     AMOUNT     AMOUNT                                 SECURITY
-------------------------------------------------------------------------------------------------------------
MUNICIPAL BONDS & NOTES
New York - 97.28%
  $355,000              $355,000  Albany County IDA (Historic Hudson River Heritage Office Building),
                                    9.50% due 12/1/95
 1,000,000             1,000,000  Albany Parking Authority New York Revenue Refunding (Green
                                  and Hudson  Street Garage) LOC Key Bank,
                                    7.15% due 9/15/16
                                  Babylon, New York, Industrial Development Agency:
           $3,795,000  3,795,000  Recycling Facilities Revenue, (Babylon Recycling
                                  Center, Inc.), Series A, (in default), +
                                    8.875% due 3/1/2011
                                  Resource Recovery Revenue, (Odgen Martin Systems,
                                  Babylon, Inc.):
   495,000  2,995,000  3,490,000  Series B,
                                    8.500% due 1/1/2019
            2,950,000  2,950,000  Series C,
                                    8.500% due 1/1/2019
                                  Battery Park City Authority, New York, Housing Revenue:
            5,000,000  5,000,000  Mortgage Loan, Series A, FHA Insured,
                                    5.750% due 6/1/2023 (Prerefunded 6/1/2005)
               35,000     35,000  Battery Park City Authority, New York,
                                  POD Housing Revenue, (FHA Insured),
                                    8.625% due 06/01/2023
            5,000,000  5,000,000  Senior Note,
                                    5.700% due 11/01/2020
                                  Refunding, Series A:
            4,850,000  4,850,000  Junior Note,
                                    5.800% due 11/01/2022
   500,000               500,000  Brookhaven Industrial Development Agency Civic Facilities Revenue for
                                  St. Joseph College
                                    8.100% due 4/1/2008




                                                                                 NEW YORK    NEW YORK    NEW YORK         TOTAL
                                                                                PORTFOLIO   PORTFOLIO    MUNICIPAL      COMBINED
                                                                                  MARKET    Bid To Mean   MARKET         MARKET
                             SECURITY                                  RATING     VALUE     Adjustment     VALUE          VALUE
------------------------------------------------------------------------------------------------------------------------------------
Albany County IDA (Historic Hudson River Heritage Office Building),
  9.50% due 12/1/95                                                     NR         $365,650         -                      $365,650
Albany Parking Authority New York Revenue Refunding (Green
and Hudson  Street Garage) LOC Key Bank,
  7.15% due 9/15/16                                                      A        1,033,750     1,250                     1,035,000
Babylon, New York, Industrial Development Agency:
Recycling Facilities Revenue, (Babylon Recycling
Center, Inc.), Series A, (in default), +
  8.875% due 3/1/2011                                                   NR                                $1,518,000      1,518,000
Resource Recovery Revenue, (Odgen Martin Systems,
Babylon, Inc.):
Series B,
  8.500% due 1/1/2019                                                  Baa1*        538,310     1,240      3,264,550      3,804,100
Series C,
  8.500% due 1/1/2019                                                  Baa1                                3,215,500      3,215,500
Battery Park City Authority, New York, Housing Revenue:
Mortgage Loan, Series A, FHA Insured,
  5.750% due 6/1/2023 (Prerefunded 6/1/2005)                            AAA                                4,612,500      4,612,500
Battery Park City Authority, New York,
POD Housing Revenue, (FHA Insured),
  8.625% due 06/01/2023                                                 NR                                    43,400         43,400
Senior Note,
  5.700% due 11/01/2020                                                 AA                                 4,618,750      4,618,750
Refunding, Series A:
Junior Note,
  5.800% due 11/01/2022                                                  A                                 4,431,689      4,431,689
Brookhaven Industrial Development Agency Civic Facilities Revenue for
St. Joseph College
  8.100% due 4/1/2008                                                    A          532,500       625                       533,125

                  See Notes to Pro-Forma Financial Statements

SMITH BARNEY MUNI FUNDS - NEW YORK
SCHEDULE OF INVESTMENTS (UNAUDITED)                               March 31, 1995

 NEW YORK      NEW YORK        TOTAL
 PORTFOLIO     MUNICIPAL     COMBINED
   FACE          FACE          FACE
  AMOUNT        AMOUNT        AMOUNT                                    SECURITY
------------------------------------------------------------------------------------------------------------
                 500,000       500,000     Buffalo, New York, Refunding Bonds, (FGIC Insured),
                                             6.250% due 2/1/2016
               1,300,000     1,300,000     Buffalo, New York, Municipal Water Finance Authority,
                                           Water Systems Revenue, (FSA Insured),
                                             5.750% due 7/1/2019
                 700,000       700,000     Central Square, New York, Central School District,
                                           (FGIC Insured),
                                             6.500% due 6/15/2000
                 250,000       250,000     Chautauqua County, New York, Industrial Development
                                           Agency, Industrial Development Revenue Bonds, (Ralston
                                           Purina Company Project),
                                             9.800% due 2/1/2001
 1,240,000                   1,240,000     Clifton Park, New York Water Authority Water Systems Revenue,
                                             FGIC-Insured, 5.00% due 10/1/14
 1,000,000     3,500,000     4,500,000     Dutchess County, New York, Resource Recovery Agency,
                                           Revenue Bonds, (Solid Waste Management), Series A,
                                           (FGIC Insured),
                                             7.500% due 1/1/2009
 1,300,000                   1,300,000     Grand Central, District Management Association Refunding-Business
                                           Import District-Capital,
                                              5.125% due 1/1/14
                                           Green Island, New York, General Obligation Bonds:
                 100,000       100,000       9.375% due 11/1/2001
                 125,000       125,000       9.375% due 11/1/2002
 1,000,000                   1,000,000     Town of Hempstead IDA Industrial Development Revenue Bonds (1990
                                           Nassau District Energy Corp. Project), LOC Toronto Dominion Bank,
                                             7.75% due 9/15/15 (a)
   650,000     4,000,000     4,650,000     Hempstead Town, New York, Industrial Development Agency,
                                           Resource Recovery Revenue Bonds,
                                           (American Fuel Company),
                                             7.400% due 12/1/2010
              10,200,000    10,200,000     Housing New York Corporation, Revenue Refunding
                                           5.5% due 11/1/2020
               1,850,000     1,850,000     Lincoln Towers, New York, Housing Corporation,  Mortgage
                                           Revenue Bonds, (Lincoln Towers Project, Housing and
                                           Urban Development - Section 8),
                                             11.250% due 1/1/2015
                                           Lockport Town, New York, Refunding Bonds, (MBIA Insured):
                 435,000       435,000       5.400% due 3/1/2012
                 430,000       430,000       5.400% due 3/1/2013
                 425,000       425,000       5.400% due 3/1/2014
                 415,000       415,000       5.400% due 3/1/2015
                                           Metropolitan Transportation Authority, New York,


                                                                              NEW YORK    NEW YORK    NEW YORK         TOTAL
                                                                             PORTFOLIO   PORTFOLIO    MUNICIPAL      COMBINED
                                                                               MARKET   Bid To Mean    MARKET         MARKET
                             SECURITY                               RATING     VALUE     Adjustment     VALUE          VALUE
---------------------------------------------------------------------------------------------------------------------------------
Buffalo, New York, Refunding Bonds, (FGIC Insured),
  6.250% due 2/1/2016                                                 AAA                                  513,750        513,750
Buffalo, New York, Municipal Water Finance Authority,
Water Systems Revenue, (FSA Insured),
  5.750% due 7/1/2019                                                 AAA                                1,244,750      1,244,750
Central Square, New York, Central School District,
(FGIC Insured),
  6.500% due 6/15/2000                                                AAA                                  758,625        758,625
Chautauqua County, New York, Industrial Development
Agency, Industrial Development Revenue Bonds, (Ralston
Purina Company Project),
  9.800% due 2/1/2001                                                Baa1*                                 258,438        258,438
Clifton Park, New York Water Authority Water Systems Revenue,
  FGIC-Insured, 5.00% due 10/1/14                                     AAA       1,098,950     1,550                     1,100,500
Dutchess County, New York, Resource Recovery Agency,
Revenue Bonds, (Solid Waste Management), Series A,
(FGIC Insured),
  7.500% due 1/1/2009                                                 AAA       1,087,500     1,250      3,810,625      4,899,375
Grand Central, District Management Association Refunding-Business
Import District-Capital,                                              A1*       1,142,375     1,625                     1,144,000
   5.125% due 1/1/14
Green Island, New York, General Obligation Bonds:
  9.375% due 11/1/2001                                               Baa*                                  117,875        117,875
  9.375% due 11/1/2002                                               Baa*                                  149,531        149,531
Town of Hempstead IDA Industrial Development Revenue Bonds (1990
Nassau District Energy Corp. Project), LOC Toronto Dominion Bank,
  7.75% due 9/15/15 (a)                                               AA        1,040,000     1,250                     1,041,250
Hempstead Town, New York, Industrial Development Agency,
Resource Recovery Revenue Bonds,
(American Fuel Company),
  7.400% due 12/1/2010                                                A-          677,625         -      4,170,000      4,847,625
Housing New York Corporation, Revenue Refunding
5.5% due 11/1/2020                                                    AA                                 9,345,750      9,345,750
Lincoln Towers, New York, Housing Corporation,  Mortgage
Revenue Bonds, (Lincoln Towers Project, Housing and
Urban Development - Section 8),
  11.250% due 1/1/2015                                                NR                                 1,949,438      1,949,438
Lockport Town, New York, Refunding Bonds, (MBIA Insured):
  5.400% due 3/1/2012                                                 AAA                                  417,600        417,600
  5.400% due 3/1/2013                                                 AAA                                  410,113        410,113
  5.400% due 3/1/2014                                                 AAA                                  402,156        402,156
  5.400% due 3/1/2015                                                 AAA                                  392,175        392,175
Metropolitan Transportation Authority, New York,

                  See Notes to Pro-Forma Financial Statements                  2

SMITH BARNEY MUNI FUNDS - NEW YORK
SCHEDULE OF INVESTMENTS (UNAUDITED)                               March 31, 1995


 NEW YORK   NEW YORK     TOTAL
 PORTFOLIO  MUNICIPAL  COMBINED
   FACE       FACE       FACE
  AMOUNT     AMOUNT     AMOUNT                                 SECURITY
------------------------------------------------------------------------------------------------------------
                                  Transit Facilities Revenue:
            3,555,000  3,555,000  Commuter Facilities Revenue, Series A,
                                    6.500% due 7/1/2024
 1,000,000             1,000,000  Metropolitan Transit Authority New York, Commuter Facilities,
                                  Series O,
                                    5.75% due 7/1/13
 2,000,000             2,000,000  Metropolitan Transit Authority New York, Service Contract
                                   Transportation Facilities, Series O,
                                    5.75% due 7/1/13
            4,800,000  4,800,000  Service Contract, Series 5,
                                    6.500% due 7/1/2016
            5,440,000  5,440,000  Service Contract, Moral Obligation, Series N,
                                    7.125% due 7/1/2009
            5,000,000  5,000,000  Series O, (MBIA Insured),
                                    6.375% due 7/1/2020
 1,000,000  1,250,000  2,250,000  Monroe County, New York, Airport Authority, Airport Revenue,
                                    (Greater Rochester International Airport), (MBIA Insured),
                                    7.250% due 1/1/2019
                                  Monroe County, New York, Industrial Development
                                  Agency, Revenue Bonds:
            2,700,000  2,700,000  Civic Facility, (Al Sigl Center), Series A,
                                    8.000% due 12/15/2003
              990,000    990,000  Civic Facility, (Genesee Hospital), Series A,
                                    6.500% due 11/1/1999
   500,000               500,000  Monroe County, IDA Public Improvement (Canal Ponds Park)
                                    Series A,
                                    7.00% due 6/15/13
            2,150,000  2,150,000  Monroe County, New York, Water Authority Revenue,
                                  (AMBAC Insured),
                                    7.000% due 8/1/2019
   500,000               500,000  Municipal Assistance Corporation, New York, Series 64,
                                    7.625% due 7/1/08
            3,405,000  3,405,000  Nassau County, New York, Combined Sewer Districts, General
                                  Obligation Bonds, Refunding Bonds, Series G, (MBIA Insured),
                                    5.400% due 1/15/2010
 1,000,000             1,000,000  Nassau County Sewer Districts, Series E, Refunding,
                                    (MBIA-Insured),
                                    5.40% due 5/1/10
                                  New Rochelle, New York, General Obligation Bonds,
                                  (MBIA Insured):
            1,250,000  1,250,000  Series B,
                                    6.200% due 8/15/2020
              450,000    450,000  Series C,
                                    6.250% due 3/15/2020
              255,000    255,000  Series D, (Unrefunded balance), (BIGI Insured),

                                                                               NEW YORK    NEW YORK    NEW YORK         TOTAL
                                                                              PORTFOLIO   PORTFOLIO    MUNICIPAL      COMBINED
                                                                                MARKET    Bid To Mean   MARKET         MARKET
                             SECURITY                                RATING     VALUE     Adjustment     VALUE          VALUE
----------------------------------------------------------------------------------------------------------------------------------
Transit Facilities Revenue:
Commuter Facilities Revenue, Series A,
  6.500% due 7/1/2024                                                 BBB+                                3,550,556      3,550,556
Metropolitan Transit Authority New York, Commuter Facilities,
Series O,
  5.75% due 7/1/13                                                    Baa1*        941,250     1,250                       942,500
Metropolitan Transit Authority New York, Service Contract
 Transportation Facilities, Series O,
  5.75% due 7/1/13                                                    Baa1*      1,882,500     2,500                     1,885,000
Service Contract, Series 5,
  6.500% due 7/1/2016                                                 Baa1*                               4,818,000      4,818,000
Service Contract, Moral Obligation, Series N,
  7.125% due 7/1/2009                                                 Baa1*                               5,780,000      5,780,000
Series O, (MBIA Insured),
  6.375% due 7/1/2020                                                  AAA                                5,137,500      5,137,500
Monroe County, New York, Airport Authority, Airport Revenue,
  (Greater Rochester International Airport), (MBIA Insured),
  7.250% due 1/1/2019                                                  AAA       1,065,000     1,250      1,332,812      2,399,062
Monroe County, New York, Industrial Development
Agency, Revenue Bonds:
Civic Facility, (Al Sigl Center), Series A,
  8.000% due 12/15/2003                                                 A                                 2,872,125      2,872,125
Civic Facility, (Genesee Hospital), Series A,
  6.500% due 11/1/1999                                                Baa*                                1,017,225      1,017,225
Monroe County, IDA Public Improvement (Canal Ponds Park)
  Series A,
  7.00% due 6/15/13                                                   BBB+         532,500     1,250                       533,750
Monroe County, New York, Water Authority Revenue,
(AMBAC Insured),
  7.000% due 8/1/2019                                                  AAA                                2,295,125      2,295,125
Municipal Assistance Corporation, New York, Series 64,
  7.625% due 7/1/08                                                    Aa*         550,000       625                       550,625
Nassau County, New York, Combined Sewer Districts, General
Obligation Bonds, Refunding Bonds, Series G, (MBIA Insured),
  5.400% due 1/15/2010                                                 AAA                                3,324,131      3,324,131
Nassau County Sewer Districts, Series E, Refunding,
  (MBIA-Insured),
  5.40% due 5/1/10                                                     AAA         975,000     1,250                       976,250
New Rochelle, New York, General Obligation Bonds,
(MBIA Insured):
Series B,
  6.200% due 8/15/2020                                                 AAA                                1,290,625      1,290,625
Series C,
  6.250% due 3/15/2020                                                 AAA                                  455,062        455,062
Series D, (Unrefunded balance), (BIGI Insured),


                  See Notes to Pro-Forma Financial Statements

SMITH BARNEY MUNI FUNDS - NEW YORK
SCHEDULE OF INVESTMENTS (UNAUDITED)                               March 31, 1995


 NEW YORK   NEW YORK     TOTAL
 PORTFOLIO  MUNICIPAL  COMBINED
   FACE       FACE       FACE
  AMOUNT     AMOUNT     AMOUNT                                 SECURITY
------------------------------------------------------------------------------------------------
                                    8.000% due 8/1/2004
                                  Series C:
            1,000,000  1,000,000    7.750% due 9/1/2006
                                  Series B:
            3,000,000  3,000,000    5.850% due 10/1/2007
            4,000,000  4,000,000    6.500% due 8/1/2007
            5,000,000  5,000,000    6.600% due 8/1/2009
                                  New York City, New York, General Obligation Bonds:
                                  Series A,
            5,000,000  5,000,000    6.25% due 8/1/2010
            4,000,000  4,000,000  (MBIA Insured),
                                    6.950% due 8/15/2012
                                  Series I, (Escrowed to Maturity), (AMBAC Insured):
            3,150,000  3,150,000    7.250% due 8/15/2014
                                  Series I, (Unrefunded balance), (AMBAC Insured):
            1,850,000  1,850,000    7.250% due 8/15/2014
              945,000    945,000    7.250% due 8/15/2015
              555,000    555,000    7.250% due 8/15/2015
   200,000               200,000  New York City General Obligations Bonds
                                    8.75% due 11/1/17
            3,000,000  3,000,000    6.25% due 8/1/2018
            5,500,000  5,500,000  Series H,
                                    7.000% due 2/1/2021
 1,565,000             1,565,000  New York City General Obligations Bonds, Fiscal 1993 Series E,
                                     6.00% due 5/15/20
            4,600,000  4,600,000  Series F,
                                    6.625% due 2/15/2025
            7,615,000  7,615,000  New York City, New York, General Obligation, (Health &
                                  Hospital Corporation), Series A,
                                    6.300% due 2/15/2020
            4,000,000  4,000,000    6.600% due 4/1/2030
                                  (FHA Insured):
            5,000,000  5,000,000    7.350% due 6/1/2019
            1,046,056  1,046,056  (Heywood Project),
                                    6.500% due 8/15/2017
            1,325,867  1,325,867  (Kelly Project),
                                    6.500% due 2/15/2018
            1,648,060  1,648,060  (Riverbend Project),
                                    6.500% due 11/15/2018
                                  New York City, New York, Housing Development Corporation,
                                  Multifamily Housing, Pass-Through Certificates:
            1,705,051  1,705,051  (Cadman Project),
                                    6.500% due 11/15/2018



                                                                                NEW YORK    NEW YORK    NEW YORK         TOTAL
                                                                               PORTFOLIO   PORTFOLIO    MUNICIPAL      COMBINED
                                                                                 MARKET    Bid To Mean   MARKET         MARKET
                             SECURITY                                 RATING     VALUE     Adjustment     VALUE          VALUE
-----------------------------------------------------------------------------------------------------------------------------------
  8.000% due 8/1/2004                                                  AAA                                   276,675        276,675
Series C:
  7.750% due 9/1/2006                                                  BBB+                                1,033,750      1,033,750
Series B:
  5.850% due 10/1/2007                                                 BBB+                                3,135,000      3,135,000
  6.500% due 8/1/2007                                                  BBB+                                3,985,000      3,985,000
  6.600% due 8/1/2009                                                  BBB+                                5,031,250      5,031,250
New York City, New York, General Obligation Bonds:
Series A,
  6.25% due 8/1/2010                                                   BBB+                                4,787,500      4,787,500
(MBIA Insured),
  6.950% due 8/15/2012                                                  AAA                                4,380,000      4,380,000
Series I, (Escrowed to Maturity), (AMBAC Insured):
  7.250% due 8/15/2014                                                  AAA                                3,594,938      3,594,938
Series I, (Unrefunded balance), (AMBAC Insured):
  7.250% due 8/15/2014                                                  AAA                                1,988,750      1,988,750
  7.250% due 8/15/2015                                                  AAA                                1,035,956      1,035,956
  7.250% due 8/15/2015                                                  AAA                                  595,238        595,238
New York City General Obligations Bonds
  8.75% due 11/1/17                                                     AAA         222,500         -                       222,500
  6.25% due 8/1/2018                                                   BBB+                                2,827,500      2,827,500
Series H,
  7.000% due 2/1/2021                                                  BBB+                                5,596,250      5,596,250
New York City General Obligations Bonds, Fiscal 1993 Series E,
   6.00% due 5/15/20                                                    A-        1,424,150     1,956                     1,426,106
Series F,
  6.625% due 2/15/2025                                                 BBB+                                4,513,750      4,513,750
New York City, New York, General Obligation, (Health &
Hospital Corporation), Series A,
  6.300% due 2/15/2020                                                  BBB                                6,863,019      6,863,019
  6.600% due 4/1/2030                                                   AAA                                4,020,000      4,020,000
(FHA Insured):
  7.350% due 6/1/2019                                                   AAA                                5,281,250      5,281,250
(Heywood Project),
  6.500% due 8/15/2017                                                  NR                                 1,046,056      1,046,056
(Kelly Project),
  6.500% due 2/15/2018                                                  NR                                 1,334,153      1,334,153
(Riverbend Project),
  6.500% due 11/15/2018                                                 NR                                 1,658,361      1,658,361
New York City, New York, Housing Development Corporation,
Multifamily Housing, Pass-Through Certificates:
(Cadman Project),
  6.500% due 11/15/2018                                                 NR                                 1,715,707      1,715,707

                  See Notes to Pro-Forma Financial Statements

SMITH BARNEY MUNI FUNDS - NEW YORK
SCHEDULE OF INVESTMENTS (UNAUDITED)                               March 31, 1995


 NEW YORK   NEW YORK     TOTAL
 PORTFOLIO  MUNICIPAL  COMBINED
   FACE       FACE       FACE
  AMOUNT     AMOUNT     AMOUNT                                 SECURITY
-------------------------------------------------------------------------------------------------------------
                                  Series A:
            2,138,084  2,138,084  (AMBAC Insured),
                                    6.500% due 12/20/2001
            7,650,000  7,650,000  Series B, (FHA Insured),
                                    5.850% due 5/1/2026
   955,000               955,000  Prime Laboratories Inc. Industrial Development Revenue,
                                  LOC Algamene Bank,Nederland, NV,
                                    7.70% mandatory tender 11/1/00(a)
   750,000               750,000  New York City Municipal Water Finance Authority Water & Sewer System,
                                    9.00%  due 6/15/17
 2,000,000             2,000,000  New York City Municipal Water Finance Authority Systems Revenue
                                  Series B, AMBAC-Insured,
                                    5.375% due 6/15/19
            2,390,000  2,390,000  Series B, (Unrefunded),
                                    6.375% due 6/15/2022
            3,270,000  3,270,000  Series A, (FSA Insured),
                                     7.000% due 6/15/2015
 2,000,000             2,000,000  New York City Muni Water Finance Authority, Water & Sewage
                                  System Revenue, Capital Appreciation, Series A,
                                    0.00% due 6/15/11
                                  New York City, New York, Municipal Water Finance Authority,
                                  Water & Sewer System Revenue:
            6,100,000  6,100,000  Series A,
                                    6.000% due 6/15/2017
                                  New York City, New York, Industrial Development Agency:
            1,965,000  1,965,000  Civil Facility Refunding Bond, (Stud-Door Project).
                                    9.000% due 3/1/2009
                                  New York City Industrial Development Authority:
 1,000,000             1,000,000  Civic Facility Revenue (The Lighthouse Project), LOC Barclays Bank,
                                    6.375% due 7/1/10
            2,250,000  2,250,000  Civil Facility Refunding Bond, (The Lighthouse Inc. Project),
                                    6.500% due 7/1/2022
            1,000,000  1,000,000  Civil Facilities Revenue, (New School for Social Research
                                  Project), Series A, (MBIA Insured),
                                    6.200% due 9/1/2014
 1,450,000             1,450,000  Special Facility Revenue (American Airlines Inc. Project),
                                    8.00% due 7/1/20 (a)
 2,000,000             2,000,000  Special Facilities Revenue, Terminal One Group Association Project,
                                    6.00% due 1/1/24
            1,000,000  1,000,000    12.000% due 11/15/2003
            2,750,000  2,750,000     9.875% due 11/15/2005
                                  New York State, Refunding Bonds:
            6,485,000  6,485,000     7.000% due 11/15/2002

                                                                                NEW YORK    NEW YORK    NEW YORK         TOTAL
                                                                               PORTFOLIO   PORTFOLIO    MUNICIPAL      COMBINED
                                                                                 MARKET   Bid To Mean   MARKET         MARKET
                             SECURITY                                 RATING     VALUE     Adjustment     VALUE          VALUE
-----------------------------------------------------------------------------------------------------------------------------------
Series A:
(AMBAC Insured),
  6.500% due 12/20/2001                                                 AAA                                2,183,518      2,183,518
Series B, (FHA Insured),
  5.850% due 5/1/2026                                                   AA                                 7,047,563      7,047,563
Prime Laboratories Inc. Industrial Development Revenue,
LOC Algamene Bank,Nederland, NV,
  7.70% mandatory tender 11/1/00(a)                                    Aa1*         981,263                                 981,263
New York City Municipal Water Finance Authority Water & Sewer System,
  9.00%  due 6/15/17                                                    AAA         831,563                                 831,563
New York City Municipal Water Finance Authority Systems Revenue
Series B, AMBAC-Insured,
  5.375% due 6/15/19                                                    AAA       1,817,500     2,500                     1,820,000
Series B, (Unrefunded),
  6.375% due 6/15/2022                                                  A*                                 2,416,887      2,416,887
Series A, (FSA Insured),
   7.000% due 6/15/2015                                                 AAA                                3,470,288      3,470,288
New York City Muni Water Finance Authority, Water & Sewage
System Revenue, Capital Appreciation, Series A,
  0.00% due 6/15/11                                                     AAA         760,000     2,500                       762,500
New York City, New York, Municipal Water Finance Authority,
Water & Sewer System Revenue:
Series A,
  6.000% due 6/15/2017                                                  A*                                 5,978,000      5,978,000
New York City, New York, Industrial Development Agency:
Civil Facility Refunding Bond, (Stud-Door Project).
  9.000% due 3/1/2009                                                   NR                                   393,000        393,000
New York City Industrial Development Authority:
Civic Facility Revenue (The Lighthouse Project), LOC Barclays Bank,
  6.375% due 7/1/10                                                     AA        1,006,250     1,250                     1,007,500
Civil Facility Refunding Bond, (The Lighthouse Inc. Project),
  6.500% due 7/1/2022                                                   AA                                 2,269,687      2,269,687
Civil Facilities Revenue, (New School for Social Research
Project), Series A, (MBIA Insured),
  6.200% due 9/1/2014                                                   AAA                                1,017,500      1,017,500
Special Facility Revenue (American Airlines Inc. Project),
  8.00% due 7/1/20 (a)                                                 Baa3*      1,520,690     1,810                     1,522,500
Special Facilities Revenue, Terminal One Group Association Project,
  6.00% due 1/1/24                                                       A        1,912,500     2,500                     1,915,000
  12.000% due 11/15/2003                                                A*                                 1,460,000      1,460,000
   9.875% due 11/15/2005                                                A*                                 3,733,125      3,733,125
New York State, Refunding Bonds:
   7.000% due 11/15/2002                                                A*                                 7,165,925      7,165,925


                  See Notes to Pro-Forma Financial Statements

SMITH BARNEY MUNI FUNDS - NEW YORK
SCHEDULE OF INVESTMENTS (UNAUDITED)                               March 31, 1995


 NEW YORK   NEW YORK     TOTAL
 PORTFOLIO  MUNICIPAL  COMBINED
   FACE       FACE       FACE
  AMOUNT     AMOUNT     AMOUNT                                 SECURITY
-------------------------------------------------------------------------------------------------------------
            4,355,000   4,355,000    5.875% due 3/15/2014
              915,000     915,000  (Hanson Redevelopment Project),
                                     8.375% due 5/1/2008
                                   State of New York, Certificates of Participation:
            6,000,000   6,000,000  City University of New York, (John Jay College),
                                     7.250% due 8/15/2007
            2,000,000   2,000,000    8.200% due 7/1/2014
              480,000     480,000  (Manhattan Eye, Ear & Throat Hospital),
                                     11.500% due 7/1/2009
                                   New York State Dormitory Authority Revenue:
  800,000                 800,000  Ideal Senior Living Center Housing Corporation, FHA-Insured,
                                     7.625% due 8/1/28
            1,600,000   1,600,000  (Crouse Irving Memorial Hospital),
                                     10.500% due 7/1/2017
            1,230,000   1,230,000  Group 1,
                                     7.250% due 10/1/2003
                                   (City University), Series A:
            2,500,000   2,500,000    7.500% due 7/1/2006
                                   (City University), Series C:
            3,000,000   3,000,000    7.625% due 7/1/2014
            2,000,000   2,000,000  (Long Island Medical Center), Series A, (FHA Insured),
                                     7.750% due 8/15/2027
  990,000                 990,000  United Health Services Inc.
                                     7.35% due 8/1/29
                                   Department of Health, State of New York Issue:
              200,000     200,000    7.250% due 7/1/2002
              285,000     285,000  (Upstate Community College), Series B,
                                     7.100% due 7/1/2001
            1,230,000   1,230,000  (Crouse Community Center), (FHA Insured),
                                     7.500% due 8/1/2029
                                   New York State Dormority Authority Revenue:
2,500,000               2,500,000     City University, 7.50% due 7/1/10 (d)
1,000,000               1,000,000     State University Educational Facilities, 7.50% due 5/15/11
              685,000     685,000  Series B,
                                     6.850% due 8/1/2016
                                   New York State Dormitory Authority, Revenue Bonds (continued):
                                   (Genessee Valley), (FHA Insured):
            1,000,000   1,000,000  Series A,
                                     6.900% due 8/1/2032
              220,000     220,000  (New York Medical College)
                                     6.700% due 7/1/2001
                                   (Cornell University), Series A:
            2,000,000   2,000,000    7.375% due 7/1/2020


                                                                              NEW YORK    NEW YORK    NEW YORK         TOTAL
                                                                             PORTFOLIO   PORTFOLIO    MUNICIPAL      COMBINED
                                                                               MARKET   Bid To Mean   MARKET         MARKET
                            SECURITY                                RATING     VALUE     Adjustment     VALUE          VALUE
--------------------------------------------------------------------------------------------------------------------------------
  5.875% due 3/15/2014                                                 A-                                4,273,344     4,273,344
(Hanson Redevelopment Project),
  8.375% due 5/1/2008                                                 BBB                                1,027,088     1,027,088
State of New York, Certificates of Participation:
City University of New York, (John Jay College),
  7.250% due 8/15/2007                                               Baa1*                               6,277,500     6,277,500
  8.200% due 7/1/2014                                                Baa1*                               2,232,500     2,232,500
(Manhattan Eye, Ear & Throat Hospital),
  11.500% due 7/1/2009                                                BBB+                                 484,800       484,800
New York State Dormitory Authority Revenue:
Ideal Senior Living Center Housing Corporation, FHA-Insured,
  7.625% due 8/1/28                                                   AA-         876,000     1,000                      877,000
(Crouse Irving Memorial Hospital),
  10.500% due 7/1/2017                                                 A+                                1,638,000     1,638,000
Group 1,
  7.250% due 10/1/2003                                                 NR                                1,311,488     1,311,488
(City University), Series A:
  7.500% due 7/1/2006                                                Baa1*                               2,640,625     2,640,625
(City University), Series C:
  7.625% due 7/1/2014                                                Baa1*                               3,172,500     3,172,500
(Long Island Medical Center), Series A, (FHA Insured),
  7.750% due 8/15/2027                                                AAA                                2,145,000     2,145,000
United Health Services Inc.
  7.35% due 8/1/29                                                    AAA       1,053,113     2,475                    1,055,588
Department of Health, State of New York Issue:
  7.250% due 7/1/2002                                                Baa1*                                 216,250       216,250
(Upstate Community College), Series B,
  7.100% due 7/1/2001                                                Baa1*                                 306,375       306,375
(Crouse Community Center), (FHA Insured),
  7.500% due 8/1/2029                                                 AAA                                1,353,000     1,353,000
New York State Dormority Authority Revenue:
   City University, 7.50% due 7/1/10 (d)                             Baa1*      2,800,000     3,125                    2,803,125
   State University Educational Facilities, 7.50% due 5/15/11         BBB+      1,131,250     1,250                    1,132,500
Series B,
  6.850% due 8/1/2016                                                  AA                                  727,812       727,812
New York State Dormitory Authority, Revenue Bonds (continued):
(Genessee Valley), (FHA Insured):
Series A,
  6.900% due 8/1/2032                                                  AA                                1,045,000     1,045,000
(New York Medical College)
  6.700% due 7/1/2001                                                  AA                                  238,700       238,700
(Cornell University), Series A:
  7.375% due 7/1/2020                                                  AA                                2,172,500     2,172,500


                  See Notes to Pro-Forma Financial Statements

SMITH BARNEY MUNI FUNDS - NEW YORK
SCHEDULE OF INVESTMENTS (UNAUDITED)                               March 31, 1995


 NEW YORK   NEW YORK     TOTAL
 PORTFOLIO  MUNICIPAL  COMBINED
   FACE       FACE       FACE
  AMOUNT     AMOUNT     AMOUNT                                 SECURITY
-----------------------------------------------------------------------------------------------
            1,000,000   1,000,000    7.375% due 7/1/2030
            3,000,000   3,000,000  (Cooper Union), (FSA Insured),
                                     7.200% due 7/1/2020
            5,000,000   5,000,000  State of New York Issue,
                                     7.750% due 7/1/2021
            2,450,000   2,450,000  (St. Vincent's Hospital and Medical Center), (FHA Insured),
                                     7.400% due 8/1/2030
            2,200,000   2,200,000  (City University), Series T,
                                     10.250% due 7/1/2012
            2,000,000   2,000,000    5.750% due 7/1/2022
            2,000,000   2,000,000    7.250% due 7/1/2010
            2,000,000   2,000,000  (Culinary Institute of America),
                                     6.000% due 7/1/2022
            1,355,000   1,355,000  (Heritage House Nursing Center), (FHA Insured),
                                     7.000% due 8/1/2031
            2,450,000   2,450,000  (Iroquois Nursing), (FHA Insured),
                                     7.050% due 2/1/2031
            1,500,000   1,500,000    6.625% due 5/15/1999
            1,250,000   1,250,000  (City University), Series U,
                                     6.25% due 7/1/2002
            2,700,000   2,700,000  (Manhattan College),
                                     6.500% due 7/1/2019
                                   (State University Educational Facility):
                                   Series A:
           11,620,000  11,620,000    6.375% due 5/15/2014
            4,800,000   4,800,000  (New York Catholic), (FHA Insured),
                                      5.875% due 2/1/2033
1,000,000   7,500,000   8,500,000    5.875% due 5/15/2017
            1,125,000   1,125,000    5.625% due 7/1/2012
                                   (Upstate Community College), Series A:
            8,550,000   8,550,000    5.700% due 7/1/2021
            1,500,000   1,500,000  (New Hope Community),
                                     5.700% due 7/1/2017
            3,500,000   3,500,000  (Episcopal Health), (FHA Insured),
                                      5.900% due 8/1/2020
            7,000,000   7,000,000  (City University), Series B,
                                     6.000% due 7/1/2014
            3,150,000   3,150,000  (Wartburg Home Project), (FHA Insured),
                                      5.800% due 2/1/2028
            2,250,000   2,250,000  (Leake & Watts Services Inc.), (MBIA Insured),
                                     6.000% due 7/1/2014
2,000,000               2,000,000  New York State Dormority Authority Revenue (James G Johnston
                                   Nursing Home Facilities), FHA-Insured,



                                                                          NEW YORK    NEW YORK    NEW YORK         TOTAL
                                                                         PORTFOLIO   PORTFOLIO    MUNICIPAL       COMBINED
                                                                           MARKET   Bid To Mean    MARKET          MARKET
                            SECURITY                            RATING     VALUE     Adjustment     VALUE           VALUE
----------------------------------------------------------------------------------------------------------------------------------
  7.375% due 7/1/2030                                              AA                              1,083,750      1,083,750
(Cooper Union), (FSA Insured),
  7.200% due 7/1/2020                                             AAA                              3,236,250      3,236,250
State of New York Issue,
  7.750% due 7/1/2021                                            Baa1*                             5,431,250      5,431,250
(St. Vincent's Hospital and Medical Center), (FHA Insured),
  7.400% due 8/1/2030                                             AAA                              2,639,875      2,639,875
(City University), Series T,
  10.250% due 7/1/2012                                           Baa1*                             2,271,500      2,271,500
  5.750% due 7/1/2022                                             AAA                              1,887,500      1,887,500
  7.250% due 7/1/2010                                            Baa1*                             2,140,000      2,140,000
(Culinary Institute of America),
  6.000% due 7/1/2022                                             AAA                              1,940,000      1,940,000
(Heritage House Nursing Center), (FHA Insured),
  7.000% due 8/1/2031                                             AAA                              1,426,138      1,426,138
(Iroquois Nursing), (FHA Insured),
  7.050% due 2/1/2031                                             AA-                              2,581,688      2,581,688
  6.625% due 5/15/1999                                            BBB+                             1,558,125      1,558,125
(City University), Series U,
  6.25% due 7/1/2002                                             Baa1*                             1,284,375      1,284,375
(Manhattan College),
  6.500% due 7/1/2019                                              AA                              2,733,750      2,733,750
(State University Educational Facility):
Series A:
  6.375% due 5/15/2014                                            BBB+                            11,649,050     11,649,050
(New York Catholic), (FHA Insured),
   5.875% due 2/1/2033                                            AAA                              4,560,000      4,560,000
  5.875% due 5/15/2017                                            BBB+     932,500       1,250     7,003,125      7,936,875
  5.625% due 7/1/2012                                              A+                              1,070,156      1,070,156
(Upstate Community College), Series A:
  5.700% due 7/1/2021                                            Baa1*                             7,833,937      7,833,937
(New Hope Community),
  5.700% due 7/1/2017                                             Aa*                              1,387,500      1,387,500
(Episcopal Health), (FHA Insured),
   5.900% due 8/1/2020                                             AA                              3,386,250      3,386,250
(City University), Series B,
  6.000% due 7/1/2014                                            Baa1*                             6,711,250      6,711,250
(Wartburg Home Project), (FHA Insured),
   5.800% due 2/1/2028                                             AA                              2,949,188      2,949,188
(Leake & Watts Services Inc.), (MBIA Insured),
  6.000% due 7/1/2014                                             AAA                              2,258,437      2,258,437
New York State Dormority Authority Revenue (James G Johnston
Nursing Home Facilities), FHA-Insured,


                  See Notes to Pro-Forma Financial Statements

SMITH BARNEY MUNI FUNDS - NEW YORK
SCHEDULE OF INVESTMENTS (UNAUDITED)                               March 31, 1995

 NEW YORK     NEW YORK        TOTAL
 PORTFOLIO    MUNICIPAL     COMBINED
   FACE         FACE          FACE
  AMOUNT       AMOUNT        AMOUNT                                    SECURITY
-------------------------------------------------------------------------------------------------------------------
                                             5.75% due 8/1/23
                                           New York State Dormitory Authority, Revenue Bonds:
              4,250,000      4,250,000     (City University), (AMBAC Insured),
                                             6.300% due 7/1/2024
              3,150,000      3,150,000       5.500% due 7/1/2020
2,260,000                    2,260,000     New York State Dormitory Authority Court Facilities Lease Revenue A,
                                             5.50% due 5/15/23
              4,500,000      4,500,000     Series B,
                                             6.250% due 5/15/2014
                                           Department of Education:
              6,000,000      6,000,000     Series A,
                                             6.250% due 7/1/2024
                                           (University of Rochester):
                                           Series A:
              7,370,000      7,370,000        6.500% due 7/1/2019
              2,445,000      2,445,000     (Jewish Geriatric Center), (FHA Insured)
                                             7.150% due 8/1/2014
              3,000,000      3,000,000     (City University, Third Generation), Series 2, (MBIA Insured),
                                             6.875% due 7/1/2014
1,600,000                    1,600,000     Niagara Frontier Home, FHA-Insured, 6.20% due 2/1/15
1,000,000                    1,000,000     Electric Facilities Revenue (LILCO) 1992 Series A, 7.15% due 2/1/22 (a)
1,000,000     4,750,000      5,750,000       7.125% due 12/1/2029
                                           New York State Energy, Research & Development Authority,
                                           Electric Facilities Revenue Bonds:
                                           (Consolidated Edison Company Project), Series A:
              2,250,000      2,250,000       7.125% due 3/15/2022
                                           (Long Island Lighting Company Project):
              4,900,000      4,900,000     Series A,
                                             7.150% due 12/1/2020
                                           New York State Energy Research and Development Authority:
1,000,000                    1,000,000     Consolidated Edison Co. Project,
                                             6.00% due 3/15/28 (a)
              3,000,000      3,000,000     Series B,
                                             7.150% due 2/1/2022
              1,000,000      1,000,000     Series D,
                                             6.900% due 8/1/2022
              5,000,000      5,000,000     Series 1,
                                             7.125% due 12/1/2020
              1,500,000      1,500,000     (Corning National Gas Corporation), Series A,
                                             8.250% due 12/1/2018
                                           New York State Energy, Research & Development Authority,
                                           Pollution Control Revenue Bonds:
              3,000,000      3,000,000     (Brooklyn Union Gas Company),


                                                                                   NEW YORK    NEW YORK    NEW YORK       TOTAL
                                                                                  PORTFOLIO   PORTFOLIO    MUNICIPAL    COMBINED
                                                                                    MARKET   Bid To Mean    MARKET       MARKET
                            SECURITY                                     RATING     VALUE     Adjustment     VALUE        VALUE
-----------------------------------------------------------------------------------------------------------------------------------
  5.75% due 8/1/23                                                          AA     1,860,000    5,000                    1,865,000
New York State Dormitory Authority, Revenue Bonds:
(City University), (AMBAC Insured),
  6.300% due 7/1/2024                                                      AAA                             4,319,062     4,319,062
  5.500% due 7/1/2020                                                     Baa1*                            2,791,688     2,791,688
New York State Dormitory Authority Court Facilities Lease Revenue A,
  5.50% due 5/15/23                                                        BBB+    1,980,325    2,825                    1,983,150
Series B,
  6.250% due 5/15/2014                                                     BBB+                            4,455,000     4,455,000
Department of Education:
Series A,
  6.250% due 7/1/2024                                                     Baa1*                            5,812,500     5,812,500
(University of Rochester):
Series A:
   6.500% due 7/1/2019                                                      A+                             7,600,312     7,600,312
(Jewish Geriatric Center), (FHA Insured)
  7.150% due 8/1/2014                                                      AAA                             2,649,769     2,649,769
(City University, Third Generation), Series 2, (MBIA Insured),
  6.875% due 7/1/2014                                                      AAA                             3,258,750     3,258,750
Niagara Frontier Home, FHA-Insured, 6.20% due 2/1/15                        AA     1,618,000    4,000                    1,622,000
Electric Facilities Revenue (LILCO) 1992 Series A, 7.15% due 2/1/22 (a)    BB+       931,250    2,500                      933,750
  7.125% due 12/1/2029                                                      A+     1,063,750    2,500      5,064,688     6,130,938
New York State Energy, Research & Development Authority,
Electric Facilities Revenue Bonds:
(Consolidated Edison Company Project), Series A:
  7.125% due 3/15/2022                                                      A+                             2,342,812     2,342,812
(Long Island Lighting Company Project):
Series A,
  7.150% due 12/1/2020                                                     BB+                             4,581,500     4,581,500
New York State Energy Research and Development Authority:
Consolidated Edison Co. Project,
  6.00% due 3/15/28 (a)                                                    Aa3*      925,000    2,500                      927,500
Series B,
  7.150% due 2/1/2022                                                      BB+                             2,801,250     2,801,250
Series D,
  6.900% due 8/1/2022                                                      BB+                               905,000       905,000
Series 1,
  7.125% due 12/1/2020                                                     A1*                             5,162,500     5,162,500
(Corning National Gas Corporation), Series A,
  8.250% due 12/1/2018                                                    Baa2*                            1,665,000     1,665,000
New York State Energy, Research & Development Authority,
Pollution Control Revenue Bonds:
(Brooklyn Union Gas Company),

                  See Notes to Pro-Forma Financial Statements                  8

SMITH BARNEY MUNI FUNDS - NEW YORK
SCHEDULE OF INVESTMENTS (UNAUDITED)                               March 31, 1995


 NEW YORK   NEW YORK     TOTAL
 PORTFOLIO  MUNICIPAL  COMBINED
   FACE       FACE       FACE
  AMOUNT     AMOUNT     AMOUNT                                 SECURITY
-------------------------------------------------------------------------------------------------------------
                                     6.952% due 7/1/2026
1,500,000               1,500,000  New York State Energy Reasearch and Development Authority
                                   Facilities Revenue Bonds (The Brooklyn Union Gas Co. Project),
                                   Series B RIBS,
                                     9.413% due 7/15/26 (a) (f)
1,100,000               1,100,000  State Energy and Research PCR (Central Hudson Gas & Electric
                                   Corp. Project), Series B,
                                     7.375% due 10/1/14 (d)
            2,500,000   2,500,000  (Orange & Rockland Utilities Project),
                                     9.000% due 8/1/2015
                                   (New York Electric & Gas Company):
            3,000,000   3,000,000    5.950% due 12/1/2027
            1,000,000   1,000,000  (Central Hudson Gas and Electric Company), Series C,
                                     8.375% due 12/1/2028
            2,660,000   2,660,000  (Rochester Gas & Electric Company), (FSA Insured),
                                     8.375% due 12/1/2028
            1,950,000   1,950,000    7.500% due 6/15/2012
                                   New York State Environmental Facilities Corporation,
                                   Pollution Control Revenue, State Water Revolving Fund:
                                   Series A:
            8,250,000   8,250,000    7.250% due 6/15/2010
            1,000,000   1,000,000    6.200% due 6/15/2010
1,000,000               1,000,000  New York State Environmental Facilities Corporation, Pollution
                                   Control Revenue, State Water-Revolution,
                                     5.20% due 5/15/14
            3,000,000   3,000,000  Solid Waste Disposal Revenue, (Occidental Petroleum
                                   Corporation), Series A,
                                     5.700% due 9/1/2028
                                   Special Obligation Revenue Bonds, (Environmental
                                   Elements New York Inc.), (USF&G):
              665,000     665,000    8.400% due 12/1/2006
              690,000     690,000    8.400% due 12/1/2007
  580,000                 580,000  New York State Housing Finance Agency, State University
                                   Construction, Series A,
                                     8.00% due 11/1/16
                                   New York State Housing Finance Agency:
                                   Multi -Family Housing:
            2,905,000   2,905,000  Series A, (FSA Insured),
                                     10.000% due 11/15/2025
  500,000                 500,000  Second Mortgage, PG-A,
                                     7.00% due 8/15/12 (a)
  500,000                 500,000  Second Mortgage, PG-A,
                                     7.05% due 8/15/24 (a)

                                                                              NEW YORK    NEW YORK    NEW YORK         TOTAL
                                                                             PORTFOLIO   PORTFOLIO    MUNICIPAL      COMBINED
                                                                               MARKET   Bid To Mean   MARKET         MARKET
                            SECURITY                                RATING     VALUE     Adjustment     VALUE          VALUE
---------------------------------------------------------------------------------------------------------------------------------
  6.952% due 7/1/2026                                                  A                                  3,172,500     3,172,500
New York State Energy Reasearch and Development Authority
Facilities Revenue Bonds (The Brooklyn Union Gas Co. Project),
Series B RIBS,
  9.413% due 7/15/26 (a) (f)                                          A1*      1,651,875       3,750                    1,655,625
State Energy and Research PCR (Central Hudson Gas & Electric
Corp. Project), Series B,
  7.375% due 10/1/14 (d)                                              AAA      1,190,750       1,375                    1,192,125
(Orange & Rockland Utilities Project),
  9.000% due 8/1/2015                                                  A-                                 2,578,125     2,578,125
(New York Electric & Gas Company):
  5.950% due 12/1/2027                                                BBB                                 2,692,500     2,692,500
(Central Hudson Gas and Electric Company), Series C,
  8.375% due 12/1/2028                                                 A-                                 1,112,500     1,112,500
(Rochester Gas & Electric Company), (FSA Insured),
  8.375% due 12/1/2028                                                AAA                                 2,952,600     2,952,600
  7.500% due 6/15/2012                                                Aa*                                 2,140,125     2,140,125
New York State Environmental Facilities Corporation,
Pollution Control Revenue, State Water Revolving Fund:
Series A:
  7.250% due 6/15/2010                                                Aa*                                 9,002,813     9,002,813
  6.200% due 6/15/2010                                                Aa*                                 1,057,500     1,057,500
New York State Environmental Facilities Corporation, Pollution
Control Revenue, State Water-Revolution,
  5.20% due 5/15/14                                                   AAA        911,250       1,250                      912,500
Solid Waste Disposal Revenue, (Occidental Petroleum
Corporation), Series A,
  5.700% due 9/1/2028                                                 BBB                                 2,583,750     2,583,750
Special Obligation Revenue Bonds, (Environmental
Elements New York Inc.), (USF&G):
  8.400% due 12/1/2006                                                BBB+                                  695,756       695,756
  8.400% due 12/1/2007                                                BBB+                                  721,050       721,050
New York State Housing Finance Agency, State University
Construction, Series A,
  8.00% due 11/1/16                                                   AAA        613,350           -                      613,350
New York State Housing Finance Agency:
Multi -Family Housing:
Series A, (FSA Insured),
  10.000% due 11/15/2025                                              Aa*                                 2,995,781     2,995,781
Second Mortgage, PG-A,
  7.00% due 8/15/12 (a)                                                AA        521,875       1,250                      523,125
Second Mortgage, PG-A,                                                 AA        513,125       1,250                      514,375
  7.05% due 8/15/24 (a)


                  See Notes to Pro-Forma Financial Statements
                                                                               9

SMITH BARNEY MUNI FUNDS - NEW YORK
SCHEDULE OF INVESTMENTS (UNAUDITED)                               March 31, 1995


 NEW YORK   NEW YORK     TOTAL
 PORTFOLIO  MUNICIPAL  COMBINED
   FACE       FACE       FACE
  AMOUNT     AMOUNT     AMOUNT                                 SECURITY
-------------------------------------------------------------------------------------------------------------
            1,250,000   1,250,000  Series D, (Sonyma)
                                     6.250% due 8/15/2023
            1,500,000   1,500,000  Series C, (FHA Insured),
                                     6.500% due 8/15/2024
1,000,000               1,000,000  Series 1993 A, (FSA-Insured),
                                     0.00% due 11/1/08 (a)
                                   Second Mortgage Project:
            1,750,000   1,750,000  Series C, (Sonyma)
                                     6.600% due 8/15/2027
1,000,000               1,000,000  New York State HFA Service Contract, Series C, Refunding,
                                     5.875% due 9/15/14
                                   Service Contract Obligations Revenue Bonds:
           10,500,000  10,500,000  Series C,
                                     6.125% due 3/15/2020
            5,555,000   5,555,000  Series D,
                                     5.625% due 9/15/2013
  800,000                 800,000  New York State Local Government Assistance Corp., Series D,
                                     7.00% due 4/1/18
                                   New York State Local Government Assistance Corporation:
           14,345,000  14,345,000  Series A,
                                     6.875% due 4/1/2019
2,000,000               2,000,000  New York State Local Government Assistance Corporation,
                                   Series 1993 B/c Refunding
                                     5.50% due 4/1/17
            3,305,000   3,305,000    6.000% due 4/1/2024
1,700,000               1,700,000  St. Luke's Hospital-B, (FHA-Insured),
                                     7.45% due 2/15/29
            3,000,000   3,000,000  (Beth Israel Medical Center), Series A, (MBIA Insured),
                                     7.500% due 11/1/2010
            4,100,000   4,100,000    7.450% due 8/15/2031
                                   New York State Medical Care Facilities Finance Agency
                                   Revenue Bonds (continued):
                                   Series C, (FHA Insured):
              530,000     530,000    5.950% due 8/15/2009
            8,300,000   8,300,000    6.375% due 8/15/2029
            5,000,000   5,000,000  Secured Hospital Revenue Bonds, Series 91-A,
                                     7.400% due 8/15/2021
  990,000                 990,000  State Medical Care Facilities Finance Agency Hospital & Nursing
                                   Home Insured Mortgage Series B, (FHA-Insured),
                                     7.00% due 8/15/32
            2,500,000   2,500,000    6.650% due 8/15/2032
                                   Hospital and Nursing Home, (FHA Insured):
                                   Series A:

                                                                              NEW YORK    NEW YORK      NEW YORK         TOTAL
                                                                             PORTFOLIO   PORTFOLIO      MUNICIPAL      COMBINED
                                                                               MARKET   Bid To Mean      MARKET         MARKET
                            SECURITY                                RATING     VALUE     Adjustment       VALUE          VALUE
--------------------------------------------------------------------------------------------------------------------------------
Series D, (Sonyma)
  6.250% due 8/15/2023                                                Aa*                                1,212,500     1,212,500
Series C, (FHA Insured),
  6.500% due 8/15/2024                                                AAA                                1,501,875     1,501,875
Series 1993 A, (FSA-Insured),
  0.00% due 11/1/08 (a)                                               AAA       440,000           -                      440,000
Second Mortgage Project:
Series C, (Sonyma)
  6.600% due 8/15/2027                                                Aa*                                1,758,750     1,758,750
New York State HFA Service Contract, Series C, Refunding,
  5.875% due 9/15/14                                                 Baa1*      941,250       1,250                      942,500
Service Contract Obligations Revenue Bonds:
Series C,
  6.125% due 3/15/2020                                               Baa1*                              10,027,500    10,027,500
Series D,
  5.625% due 9/15/2013                                               Baa1*                               5,068,938     5,068,938
New York State Local Government Assistance Corp., Series D,
  7.00% due 4/1/18                                                    AAA       902,000           -                      902,000
New York State Local Government Assistance Corporation:
Series A,
  6.875% due 4/1/2019                                                  A                                15,044,319    15,044,319
New York State Local Government Assistance Corporation,
Series 1993 B/c Refunding
  5.50% due 4/1/17                                                     A      1,840,000       2,500                    1,842,500
  6.000% due 4/1/2024                                                  A                                 3,201,719     3,201,719
St. Luke's Hospital-B, (FHA-Insured),
  7.45% due 2/15/29                                                   AAA     1,908,250           -                    1,908,250
(Beth Israel Medical Center), Series A, (MBIA Insured),
  7.500% due 11/1/2010                                                AAA                                3,266,250     3,266,250
  7.450% due 8/15/2031                                                 AA                                4,417,750     4,417,750
New York State Medical Care Facilities Finance Agency
Revenue Bonds (continued):
Series C, (FHA Insured):
  5.950% due 8/15/2009                                                AAA                                  542,588       542,588
  6.375% due 8/15/2029                                                AAA                                8,341,500     8,341,500
Secured Hospital Revenue Bonds, Series 91-A,
  7.400% due 8/15/2021                                                BBB                                5,218,750     5,218,750
State Medical Care Facilities Finance Agency Hospital & Nursing
Home Insured Mortgage Series B, (FHA-Insured),                         AA     1,033,310       2,478                    1,035,788
  7.00% due 8/15/32
  6.650% due 8/15/2032                                                 AA                                2,553,125     2,553,125
Hospital and Nursing Home, (FHA Insured):
Series A:

                  See Notes to Pro-Forma Financial Statements

SMITH BARNEY MUNI FUNDS - NEW YORK
SCHEDULE OF INVESTMENTS (UNAUDITED)                               March 31, 1995

 NEW YORK     NEW YORK       TOTAL
 PORTFOLIO    MUNICIPAL    COMBINED
   FACE         FACE         FACE
  AMOUNT       AMOUNT       AMOUNT                                    SECURITY
---------------------------------------------------------------------------------------------------------------
                200,000       200,000       6.100% due 2/15/2002
1,500,000     5,300,000     6,800,000     (Methodist Hospital), (FHA Insured),
                                            6.700% due 8/15/2023
              4,615,000     4,615,000     Series F:
                                            6.500 due 2/15/2019
                                          Long Term Healthcare, (CAPGTY Insured):
              2,000,000     2,000,000     Series B,
                                            6.450% due 11/1/2014
                150,000       150,000     Series C,
                                            6.400% due 11/1/2014
              5,000,000     5,000,000     Series D, (FHA Insured),
                                            6.450% due 2/15/2032
              3,000,000     3,000,000       6.375% due 8/15/2033
              6,000,000     6,000,000     Second Mortgage Healthcare Project, Series A, (Sonyma),
                                            5.850% due 2/15/2033
1,500,000                   1,500,000     St Luke's - Roosevelt Hospital, Series A, Refunding, (FHA-Insured),
                                            5.625% due 8/15/18
1,200,000                   1,200,000     Central Suffolk Hospital Mortgage, Series A Refunding,
                                            5.875% due 11/1/05
              2,500,000     2,500,000     (Central Suffolk Hospital Project), Series A,
                                            6.125% due 11/1/2016
              4,000,000     4,000,000       6.800% due 2/15/2012
1,845,000                   1,845,000     Hospital and Nursing Home, Series B, FHA-Insured,
                                            5.50% due 2/15/22
                                          New York State Medical Care Facilities Finance Agency
                                          Revenue Bonds:
              5,075,000     5,075,000       8.875% due 8/15/2007
             11,805,000    11,805,000       6.200%  due 2/15/2021
                                          Mental Health Service Facilities:
                                          Series A, (Unrefunded Balance):
              1,185,000     1,185,000       7.700% due 2/15/2018
              1,840,000     1,840,000       7.750% due 2/15/2020
              1,640,000     1,640,000     (St. Mary's Hospital Project), Series A, (AMBAC Insured),
                                            6.200%  due 11/1/2014
  480,000                     480,000     Mental Health Services Facilities Improvement, (MBIA-Insured),
                                            7.75% due 2/15/20
  485,000                     485,000     Mental Health Services Facilities Improvement, (MBIA-Insured),
                                            7.75% due 2/15/20
              5,000,000     5,000,000     Hospital & Nursing Home, (FHA Insured),
                                            6.125% due 8/15/2024
              4,000,000     4,000,000     Mortgage Project, Series A, (FHA Insured),
                                            6.375 due 8/15/2024
2,000,000                   2,000,000     Mental Health Services Facilities, Series D, (FGIC-Insured),


                                                                                NEW YORK      NEW YORK      NEW YORK         TOTAL
                                                                               PORTFOLIO     PORTFOLIO      MUNICIPAL      COMBINED
                                                                                 MARKET     Bid To Mean      MARKET         MARKET
                            SECURITY                                 RATING      VALUE       Adjustment       VALUE          VALUE
------------------------------------------------------------------------------------------------------------------------------------

  6.100% due 2/15/2002                                                  AA                                    204,250       204,250
(Methodist Hospital), (FHA Insured),
  6.700% due 8/15/2023                                                  AA     1,554,375         3,750      5,505,375     7,063,500
Series F:
  6.500 due 2/15/2019                                                  BBB+                                 4,563,081     4,563,081
Long Term Healthcare, (CAPGTY Insured):
Series B,
  6.450% due 11/1/2014                                                 AAA                                  2,052,500     2,052,500
Series C,
  6.400% due 11/1/2014                                                 AAA                                    153,375       153,375
Series D, (FHA Insured),
  6.450% due 2/15/2032                                                  AA                                  5,093,750     5,093,750
  6.375% due 8/15/2033                                                  AA                                  3,011,250     3,011,250
Second Mortgage Healthcare Project, Series A, (Sonyma),
  5.850% due 2/15/2033                                                  NR                                  5,625,000     5,625,000
St Luke's - Roosevelt Hospital, Series A, Refunding, (FHA-Insured),
  5.625% due 8/15/18                                                   AAA     1,383,750         3,750                    1,387,500
Central Suffolk Hospital Mortgage, Series A Refunding,
  5.875% due 11/1/05                                                   BBB     1,158,000         3,000                    1,161,000
(Central Suffolk Hospital Project), Series A,
  6.125% due 11/1/2016                                                 BBB                                  2,296,875     2,296,875
  6.800% due 2/15/2012                                                 Baa*                                 4,005,000     4,005,000
Hospital and Nursing Home, Series B, FHA-Insured,
  5.50% due 2/15/22                                                    AAA     1,672,030         4,614                    1,676,644
New York State Medical Care Facilities Finance Agency
Revenue Bonds:
  8.875% due 8/15/2007                                                 BBB+                                 5,563,469     5,563,469
  6.200%  due 2/15/2021                                                AAA                                 11,805,000    11,805,000
Mental Health Service Facilities:
Series A, (Unrefunded Balance):
  7.700% due 2/15/2018                                                 BBB+                                 1,250,175     1,250,175
  7.750% due 2/15/2020                                                 BBB+                                 1,980,300     1,980,300
(St. Mary's Hospital Project), Series A, (AMBAC Insured),
  6.200%  due 11/1/2014                                                AAA                                  1,668,700     1,668,700
Mental Health Services Facilities Improvement, (MBIA-Insured),
  7.75% due 2/15/20                                                    AAA       544,800                                    544,800
Mental Health Services Facilities Improvement, (MBIA-Insured),
  7.75% due 2/15/20                                                    AAA       531,075           606                      531,681
Hospital & Nursing Home, (FHA Insured),
  6.125% due 8/15/2024                                                 AAA                                  4,962,500     4,962,500
Mortgage Project, Series A, (FHA Insured),
  6.375 due 8/15/2024                                                   AA                                  4,040,000     4,040,000
Mental Health Services Facilities, Series D, (FGIC-Insured),

                  See Notes to Pro-Forma Financial Statements                 11

SMITH BARNEY MUNI FUNDS - NEW YORK
SCHEDULE OF INVESTMENTS (UNAUDITED)                               March 31, 1995


 NEW YORK   NEW YORK     TOTAL
 PORTFOLIO  MUNICIPAL  COMBINED
   FACE       FACE       FACE
  AMOUNT     AMOUNT     AMOUNT                                 SECURITY
-------------------------------------------------------------------------------------------------
                                     5.25% due 8/15/23
2,000,000               2,000,000  Hospital and Nursing Home, (FHA-Insured),
                                     6.40% due 8/15/2014
           14,450,000  14,450,000  (FHA Insured),
                                     6.200% due 2/15/2028
            8,500,000   8,500,000    6.800% due 8/15/2024
            7,600,000   7,600,000  (AMBAC/FHA Insured),
                                     6.500% due 8/15/2029
            2,500,000   2,500,000  (AMBAC/FHA Insured),
                                     6.900% due 8/15/2034
            4,700,000   4,700,000    6.800% due 2/15/2020
1,000,000               1,000,000  Hospital and Nursing Home, (FHA-Insured), Series B,
                                     8.00% due 2/15/28
1,000,000               1,000,000  Mental Health Services Facilities, Series A, (MBIA-Insured),
                                     6.00% due 2/15/25
            1,205,000   1,205,000  Series A,
                                     9.500% due 1/15/2024
              370,000     370,000    10.125% due 1/15/2024
                                   Nursing Home Insured Mortgage, (FHA Insured):
              500,000     500,000    10.500% due 1/15/2024
              815,000     815,000    8.750% due 2/15/2015
  500,000                 500,000  Hospital Insured Mortgage (Brooklyn, Caledonia and Long Island
                                   College Hospitals), (FHA-Insured),
                                     8.375% due 1/15/2006
1,025,000               1,025,000  Hospital Insured Mortgage Refunding Revenue,
                                   (Columbia Presbyterian Hospital) (FHA-Insured),
                                     8.00% due 2/15/2025
            6,000,000   6,000,000    8.000% due 2/15/2027
  500,000                 500,000  Nursing Home Insured Mortgage (St. Vincent's Medical Center),
                                     8.00% due 2/15/2027
                                   New York State Medical Care Facilities Finance Agency:
            7,965,000   7,965,000    8.000% due 2/15/2028
1,380,000               1,380,000    8.00% due 2/15/2028
                                   State of New York Mortgage Agency:
  320,000                 320,000   Eighth Series E,
                                     8.10%, due 10/1/2017
            1,345,000   1,345,000  9th Series A, (Verex),
                                     7.300% due 4/1/2017
  165,000                 165,000  Homeowner Mortgage Revenue, Series HH-1,
                                     8.25% due 4/1/22 (a)
            1,580,000   1,580,000  Series GG, Homeowner Mortgage,
                                     8.125% due 4/1/2020
  860,000                 860,000  Homeowner Mortgage Revenue, Series SS,



                                                                               NEW YORK     NEW YORK      NEW YORK       TOTAL
                                                                              PORTFOLIO    PORTFOLIO      MUNICIPAL    COMBINED
                                                                                MARKET    Bid To Mean      MARKET       MARKET
                            SECURITY                                 RATING     VALUE      Adjustment       VALUE        VALUE
---------------------------------------------------------------------------------------------------------------------------------
  5.25% due 8/15/23                                                    AAA     1,752,500       2,500                    1,755,000
Hospital and Nursing Home, (FHA-Insured),
  6.40% due 8/15/2014                                                  AAA     2,075,000       5,000                    2,080,000
(FHA Insured),
  6.200% due 2/15/2028                                                 AAA                               14,395,812    14,395,812
  6.800% due 8/15/2024                                                 AAA                                8,999,375     8,999,375
(AMBAC/FHA Insured),
  6.500% due 8/15/2029                                                 AAA                                7,828,000     7,828,000
(AMBAC/FHA Insured),
  6.900% due 8/15/2034                                                 AAA                                2,646,875     2,646,875
  6.800% due 2/15/2020                                                 Baa*                               4,764,625     4,764,625
Hospital and Nursing Home, (FHA-Insured), Series B,
  8.00% due 2/15/28                                                    AAA     1,082,500       1,250                    1,083,750
Mental Health Services Facilities, Series A, (MBIA-Insured),
  6.00% due 2/15/25                                                    AAA       980,000       1,250                      981,250
Series A,
  9.500% due 1/15/2024                                                  NR                                1,229,100     1,229,100
  10.125% due 1/15/2024                                                Aa*                                  374,163       374,163
Nursing Home Insured Mortgage, (FHA Insured):
  10.500% due 1/15/2024                                                Aa*                                  506,250       506,250
  8.750% due 2/15/2015                                                 Aa*                                  842,506       842,506
Hospital Insured Mortgage (Brooklyn, Caledonia and Long Island
College Hospitals), (FHA-Insured),
  8.375% due 1/15/2006                                                 AAA       525,000            -                     525,000
Hospital Insured Mortgage Refunding Revenue,
(Columbia Presbyterian Hospital) (FHA-Insured),
  8.00% due 2/15/2025                                                  AAA     1,121,094            -                   1,121,094
  8.000% due 2/15/2027                                                  AA                                6,547,500     6,547,500
Nursing Home Insured Mortgage (St. Vincent's Medical Center),
  8.00% due 2/15/2027                                                   AA       545,625            -                     545,625
New York State Medical Care Facilities Finance Agency:
  8.000% due 2/15/2028                                                 AAA                                8,900,888     8,900,888
  8.00% due 2/15/2028                                                  AAA     1,542,150            -                   1,542,150
State of New York Mortgage Agency:
 Eighth Series E,                                                      Aa*       338,000         400                      338,400
  8.10%, due 10/1/2017
9th Series A, (Verex),
  7.300% due 4/1/2017                                                  Aa*                                1,371,900     1,371,900
Homeowner Mortgage Revenue, Series HH-1,
  8.25% due 4/1/22 (a)                                                 Aa*       176,345         411                      176,756
Series GG, Homeowner Mortgage,
  8.125% due 4/1/2020                                                  Aa*                                1,660,975     1,660,975
Homeowner Mortgage Revenue, Series SS,


                  See Notes to Pro-Forma Financial Statements

SMITH BARNEY MUNI FUNDS - NEW YORK
SCHEDULE OF INVESTMENTS (UNAUDITED)                               March 31, 1995

 NEW YORK     NEW YORK        TOTAL
 PORTFOLIO    MUNICIPAL     COMBINED
   FACE         FACE          FACE
  AMOUNT       AMOUNT        AMOUNT                                    SECURITY
-------------------------------------------------------------------------------------------------------------
                                             7.95% due 10/1/2022 (a)
                                           New York State Mortgage Agency Revenue:
              2,625,000      2,625,000     Series 37-A,
                                             6.375% due 10/1/2014
              1,000,000      1,000,000     Series 41-A,
                                             6.450% due 10/1/2014
              4,000,000      4,000,000     Series 42, (FHA Insured),
                                             6.650% due 4/1/2026
                                           New York State Municipal Bond Bank Agency:
                                           Special Revenue Program:
              1,000,000      1,000,000     Buffalo, Series A,
                                             6.875% due 3/15/2006
              1,500,000      1,500,000     Rochester, Series A,
                                             6.750% due 3/15/2011
              2,000,000      2,000,000     New York State Power Authority, Revenue & General
                                           Purpose Bonds, Series V, (MBIA Insured),
                                             7.875% due 1/1/2013
3,042,000                    3,042,000     New York State Power Authority Revenue and General Purpose,
                                             9.50% due 1/1/2001
              5,765,000      5,765,000     Resource Recovery Revenue Bonds, (Huntington Project),
                                           Series A,
                                             7.375% due 10/1/1999
                                           New York State, Highway Authority, Emergency Services:
              4,230,000      4,230,000     (FSA Insured),
                                             6.600%, due 3/1/2001
1,500,000                    1,500,000     New York State Thruway Authority, Series C, (FGIC-Insured),
                                             6.00% due 1/1/2025
1,650,000                    1,650,000     New York State Thruway Authority, Service Contract Revenue, Local
                                           Highway & Bridges,
                                             5.25% due 4/1/13
              2,450,000      2,450,000       5.875%, due 4/1/2014
1,500,000                    1,500,000     New York State Urban Development Refunding, Correctional
                                           Capital Facilities - A,
                                             5.50% due 1/1/2009
              1,650,000      1,650,000     (Higher Education Applied Technology Project),
                                           (MBIA Insured),
                                             5.625% due 4/1/2014
  500,000                      500,000     New York State Urban Development Corporation Revenue,
                                           Correctional Facilities,
                                             7.00% due 1/1/17
                                           New York State, Urban Development:
              1,100,000      1,100,000     Correctional Facilities Revenue Bonds,
                                             5.500% due 1/1/2015


                                                                                 NEW YORK      NEW YORK    NEW YORK         TOTAL
                                                                                PORTFOLIO     PORTFOLIO    MUNICIPAL      COMBINED
                                                                                  MARKET     Bid To Mean    MARKET         MARKET
                            SECURITY                                 RATING       VALUE       Adjustment     VALUE          VALUE
-----------------------------------------------------------------------------------------------------------------------------------
  7.95% due 10/1/2022 (a)                                              Aa*        923,425         2,150                    925,575
New York State Mortgage Agency Revenue:
Series 37-A,
  6.375% due 10/1/2014                                                 Aa*                                 2,634,845     2,634,845
Series 41-A,
  6.450% due 10/1/2014                                                 Aa*                                 1,010,000     1,010,000
Series 42, (FHA Insured),
  6.650% due 4/1/2026                                                  Aa*                                 4,020,000     4,020,000
New York State Municipal Bond Bank Agency:
Special Revenue Program:
Buffalo, Series A,
  6.875% due 3/15/2006                                                 BBB+                                1,078,750     1,078,750
Rochester, Series A,
  6.750% due 3/15/2011                                                  A+                                 1,565,625     1,565,625
New York State Power Authority, Revenue & General
Purpose Bonds, Series V, (MBIA Insured),
  7.875% due 1/1/2013                                                  AAA                                 2,172,500     2,172,500
New York State Power Authority Revenue and General Purpose,
  9.50% due 1/1/2001                                                   AAA      3,422,250         3,803                  3,426,053
Resource Recovery Revenue Bonds, (Huntington Project),
Series A,
  7.375% due 10/1/1999                                                 Baa*                                6,010,014     6,010,014
New York State, Highway Authority, Emergency Services:
(FSA Insured),
  6.600%, due 3/1/2001                                                 AAA                                 4,584,263     4,584,263
New York State Thruway Authority, Series C, (FGIC-Insured),
  6.00% due 1/1/2025                                                   AAA      1,479,375         1,875                  1,481,250
New York State Thruway Authority, Service Contract Revenue, Local
Highway & Bridges,
  5.25% due 4/1/13                                                    Baa1*     1,458,190         2,060                  1,460,250
  5.875%, due 4/1/2014                                                Baa1*                                2,309,125     2,309,125
New York State Urban Development Refunding, Correctional
Capital Facilities - A,
  5.50% due 1/1/2009                                                  Baa1*     1,370,625         1,875                  1,372,500
(Higher Education Applied Technology Project),
(MBIA Insured),
  5.625% due 4/1/2014                                                  AAA                                 1,571,625     1,571,625
New York State Urban Development Corporation Revenue,
Correctional Facilities,
  7.00% due 1/1/17                                                     AAA        550,625             -                    550,625
New York State, Urban Development:
Correctional Facilities Revenue Bonds,
  5.500% due 1/1/2015                                                 Baa1*                                  983,125       983,125

                  See Notes to Pro-Forma Financial Statements                 13

SMITH BARNEY MUNI FUNDS - NEW YORK
SCHEDULE OF INVESTMENTS (UNAUDITED)                               March 31, 1995


 NEW YORK   NEW YORK     TOTAL
 PORTFOLIO  MUNICIPAL  COMBINED
   FACE       FACE       FACE
  AMOUNT     AMOUNT     AMOUNT                                 SECURITY
--------------------------------------------------------------------------------------------------------
                                   New York Hospital Revenue Bonds,
                                   (Newark - Wayne Community Hospital):
            2,935,000   2,935,000  Series A,
                                     7.600% due 9/1/2015
            2,400,000   2,400,000  Series B, (FHA Insured),
                                     5.875% due 1/15/2033
1,600,000               1,600,000  Niagara Falls Bridge Authority Toll Revenue Series B, (FGIC-Insured),
                                      5.25% due 10/1/15
                                   Oneida-Herkimer, New York, Solid Waste Management
                                   Authority, Solid Waste System Revenue Bonds,
            2,200,000   2,200,000    6.750% due 4/1/2014
            2,160,000   2,160,000  (FHA Insured),
                                     7.200%, due 8/1/2031
                                     8.700% due 7/15/2020
  550,000                 550,000  Onondaga County Industrial Development Agency Civic
                                   Facility Revenue Bonds, 1993 Series B,
                                     6.625% due 1/1/18
1,000,000               1,000,000  Onondaga County IDA Sewer Facilities Revenue,
                                      5.75% due 3/1/24 (a)
1,000,000               1,000,000  Orangetown Housing Authority, Rockland,
                                   (Senior Housing Center), 1990 Series,
                                     7.60% due 4/1/30
                                   Port Authority of New York & New Jersey:
            3,000,000   3,000,000  53rd Series,
            2,000,000   2,000,000  61st Series,
                                     8.125% due 8/15/2023
            8,000,000   8,000,000  (Delta Airlines), Series 1R,
                                     6.950% due 6/1/2008
1,410,000               1,410,000  Rensselear County, IDA (Albany International Corp.),
                                     7.55% due 6/1/2007 (a)
1,000,000               1,000,000  Rensselaer Multi-Family Housing Mortgage Revenue,
                                   Rensselaer Elderly Housing Apartments
                                     7.75% due 1/1/2011
1,000,000               1,000,000  Suffolk County Water Authority Water Works Revenue,
                                   SR Lien, Refunding, (MBIA-Insured),
                                     5.10% due 6/1/2009
              500,000     500,000  Syracuse, New York, General Obligation Bonds,
                                   Industrial Development Agency, (James Square Association),
                                   (FHA Insured),
                                     7.000% due 8/1/2025
  750,000                 750,000  Syracuse Industrial Development Authority Mortgage
                                   Revenue Refunding, Series 1991, (FHA-Insured),
                                     7.00% due 8/1/2025



                                                                                NEW YORK    NEW YORK    NEW YORK         TOTAL
                                                                               PORTFOLIO   PORTFOLIO    MUNICIPAL      COMBINED
                                                                                 MARKET   Bid To Mean    MARKET         MARKET
                            SECURITY                                  RATING     VALUE     Adjustment     VALUE          VALUE
-------------------------------------------------------------------------------------------------------------------------------
New York Hospital Revenue Bonds,
(Newark - Wayne Community Hospital):
Series A,
  7.600% due 9/1/2015                                                    NR                             2,879,969     2,879,969
Series B, (FHA Insured),
  5.875% due 1/15/2033                                                  AAA                             2,268,000     2,268,000
Niagara Falls Bridge Authority Toll Revenue Series B, (FGIC-Insured),
   5.25% due 10/1/15                                                    AAA      1,448,000       2,000                1,450,000
Oneida-Herkimer, New York, Solid Waste Management
Authority, Solid Waste System Revenue Bonds,
  6.750% due 4/1/2014                                                   BBB                             2,224,750     2,224,750
(FHA Insured),
  7.200%, due 8/1/2031                                                   A                              2,224,800     2,224,800
  8.700% due 7/15/2020                                                  AA-                             3,120,000     3,120,000
Onondaga County Industrial Development Agency Civic
Facility Revenue Bonds, 1993 Series B,                                  BBB        528,685       1,378                  530,063
  6.625% due 1/1/18
Onondaga County IDA Sewer Facilities Revenue,
   5.75% due 3/1/24 (a)                                                 AAA        947,500       2,500                  950,000
Orangetown Housing Authority, Rockland,
(Senior Housing Center), 1990 Series,
  7.60% due 4/1/30                                                      AAA      1,136,250           -                1,136,250
Port Authority of New York & New Jersey:
53rd Series,
61st Series,
  8.125% due 8/15/2023                                                  AA-                             2,057,500     2,057,500
(Delta Airlines), Series 1R,
  6.950% due 6/1/2008                                                    BB                             8,120,000     8,120,000
Rensselear County, IDA (Albany International Corp.),                     A       1,508,700       1,763                1,510,463
  7.55% due 6/1/2007 (a)
Rensselaer Multi-Family Housing Mortgage Revenue,
Rensselaer Elderly Housing Apartments
  7.75% due 1/1/2011                                                     A*      1,055,000       2,500                1,057,500
Suffolk County Water Authority Water Works Revenue,
SR Lien, Refunding, (MBIA-Insured),
  5.10% due 6/1/2009                                                    AAA        927,500       1,250                  928,750
Syracuse, New York, General Obligation Bonds,
Industrial Development Agency, (James Square Association),
(FHA Insured),
  7.000% due 8/1/2025                                                   AAA                               521,875       521,875
Syracuse Industrial Development Authority Mortgage
Revenue Refunding, Series 1991, (FHA-Insured),
  7.00% due 8/1/2025                                                    AAA        780,940       1,871                  782,811
Triborough Bridge and Tunnel Authority, Convention Center,

                  See Notes to Pro-Forma Financial Statements

SMITH BARNEY MUNI FUNDS - NEW YORK
SCHEDULE OF INVESTMENTS (UNAUDITED)                               March 31, 1995


 NEW YORK   NEW YORK     TOTAL
 PORTFOLIO  MUNICIPAL  COMBINED
   FACE       FACE       FACE
  AMOUNT     AMOUNT     AMOUNT                                 SECURITY
--------------------------------------------------------------------------------------------------
1,500,000               1,500,000  Triborough Bridge and Tunnel Authority, Convention Center,
                                     7.25% due 1/1/2010
  500,000                 500,000  Triborough Bridge and Tunnel Authority General Purpose Revenue,
                                     8.125% due 1/1/2012
2,000,000               2,000,000  UFA Development Corp., New York Mortgage Revenue,
                                   Loretto Utica Project, Series  1993, (FSA-Insured),
                                     5.75% due 7/1/13
                                   United Nations Development Corporation, New York,
                                   Revenue Bonds, Senior Lien, Series A:
            1,490,000   1,490,000    6.000% due 7/1/2007
            1,170,000   1,170,000    6.000% due 7/1/2012
            9,500,000   9,500,000    6.000% due 7/1/2026
              725,000     725,000  Valley Health Development Corporation, New York,
                                   Revenue Bonds, (FHA Insured), Mortgage Loan,
                                     11.300% due 2/1/2023
            2,500,000   2,500,000  Warren & Washington Counties, New York, Industrial
                                   Development Agency, Resource Recovery, Revenue
                                   Bonds, Series A,
                                     7.900% due 12/15/2007
              285,000     285,000  White Plains, New York, Battle Hill Housing Development
                                   Corporation,  Housing Revenue Bonds, Section 8,
                                   (FHA Insured),
                                     9.875% due 4/1/2025
            2,000,000   2,000,000  Yonkers, New York, General Obligation Bonds,
                                   Series C, (FGIC Insured),
                                     5.500% due 9/1/2009
--------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------

GUAM -0.01%
              500,000     500,000  Guam Power Authority Revenue, Series A,
                                     6.300% due 10/1/2022
--------------------------------------------------------------------------------------------------

PUERTO RICO -2.10%
            1,350,000   1,350,000  Commonwealth of Puerto Rico, General Obligation Bonds,
                                     8.000% due 7/1/2008
            1,495,000   1,495,000    10.250% due 7/1/2009
1,000,000               1,000,000  Puerto Rico Commonwealth Highway & Transportation
                                   Authority Highway Revenue, Series W, Refunding,
                                     5.50% due 7/1/2013
            6,470,000   6,470,000  Commonwealth of Puerto Rico, Urban Renewal and Housing
                                   Corporation Revenue Bonds,
                                     7.875% due 10/1/2004


                                                                                    NEW YORK    NEW YORK    NEW YORK         TOTAL
                                                                                   PORTFOLIO   PORTFOLIO    MUNICIPAL      COMBINED
                                                                                     MARKET   Bid To Mean    MARKET         MARKET
                            SECURITY                                      RATING     VALUE     Adjustment     VALUE          VALUE
-----------------------------------------------------------------------------------------------------------------------------------
Triborough Bridge and Tunnel Authority, Convention Center,
  7.25% due 1/1/2010                                                       Baa1*  1,642,500       1,875                   1,644,375
Triborough Bridge and Tunnel Authority General Purpose Revenue,
  8.125% due 1/1/2012                                                       Aa*     546,250         625                     546,875
UFA Development Corp., New York Mortgage Revenue,
Loretto Utica Project, Series  1993, (FSA-Insured),
  5.75% due 7/1/13                                                          Aa*   1,890,000       5,000                   1,895,000
United Nations Development Corporation, New York,
Revenue Bonds, Senior Lien, Series A:
  6.000% due 7/1/2007                                                        A*                              1,493,725    1,493,725
  6.000% due 7/1/2012                                                        A*                              1,171,463    1,171,463
  6.000% due 7/1/2026                                                        A*                              9,393,125    9,393,125
Valley Health Development Corporation, New York,
Revenue Bonds, (FHA Insured), Mortgage Loan,
  11.300% due 2/1/2023                                                       A                                 889,938      889,938
Warren & Washington Counties, New York, Industrial
Development Agency, Resource Recovery, Revenue
Bonds, Series A,
  7.900% due 12/15/2007                                                      B*                              2,531,250    2,531,250
White Plains, New York, Battle Hill Housing Development
Corporation,  Housing Revenue Bonds, Section 8,
(FHA Insured),
  9.875% due 4/1/2025                                                        A                                 291,413      291,413
Yonkers, New York, General Obligation Bonds,
Series C, (FGIC Insured),
  5.500% due 9/1/2009                                                       AAA                              1,977,500    1,977,500
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                 90,175,608     132,013    629,863,685  720,171,306
-----------------------------------------------------------------------------------------------------------------------------------

Guam Power Authority Revenue, Series A,
  6.300% due 10/1/2022                                                      BBB                                478,125      478,125
-----------------------------------------------------------------------------------------------------------------------------------

Commonwealth of Puerto Rico, General Obligation Bonds,
  8.000% due 7/1/2008                                                        A                               1,490,063    1,490,063
  10.250% due 7/1/2009                                                      AAA                              2,055,625    2,055,625
Puerto Rico Commonwealth Highway & Transportation
Authority Highway Revenue, Series W, Refunding,
  5.50% due 7/1/2013                                                         A      927,500       1,250                     928,750
Commonwealth of Puerto Rico, Urban Renewal and Housing
Corporation Revenue Bonds,
  7.875% due 10/1/2004                                                      BBB                              7,197,875    7,197,875


                  See Notes to Pro-Forma Financial Statements

SMITH BARNEY MUNI FUNDS - NEW YORK
SCHEDULE OF INVESTMENTS (UNAUDITED)                               March 31, 1995


 NEW YORK   NEW YORK     TOTAL
 PORTFOLIO  MUNICIPAL  COMBINED
   FACE       FACE       FACE
  AMOUNT     AMOUNT     AMOUNT                                 SECURITY
-------------------------------------------------------------------------------------------------------------
  100,000                 100,000  Puerto Rico Electric Power Authority,
                                     9.00% due 7/1/2005
                                   Puerto Rico, Industrial, Medical & Environmental
                                   Revenue Bonds:
            2,085,000   2,085,000  (American Airlines), Series A,
                                     8.750% due 12/1/2025
              535,000     535,000  (St. Luke's Hospital Project), Series A,
                                     6.100% due 6/1/2001
              860,000     860,000  Puerto Rico Municipal Finance Agency, Series A,
                                     8.250% due 7/1/2008
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
TOTAL MUNICIPAL BONDS & NOTES
-------------------------------------------------------------------------------------------------------------
SHORT-TERM MUNICIPAL BOND -0.60%

                                   New York, New York, General Obligation Bonds:
            2,800,000   2,800,000  Housing Develeopment
                                   due 1/1/23
  700,000                 700,000  New York Energy Research and Development, Niagara Mohawk,
                                   Series A,
                                     4.05% due 7/1/15
  600,000                 600,000  New York City Municipal Water Finance Authority,
                                   Series G, FGIC-Insured,
                                      4.00% due 6/15/24
Puerto Rico -0.01%
              400,000     400,000  Commonwealth of Puerto Rico,
                                   Government Development Bank,
                                     3.800% due 12/1/2015 ++
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS - 100% (Cost-$726,737,051)

                                                                              NEW YORK    NEW YORK    NEW YORK         TOTAL
                                                                             PORTFOLIO   PORTFOLIO    MUNICIPAL      COMBINED
                                                                               MARKET   Bid To Mean   MARKET         MARKET
                            SECURITY                                RATING     VALUE     Adjustment     VALUE          VALUE
----------------------------------------------------------------------------------------------------------------------------------
Puerto Rico Electric Power Authority,
  9.00% due 7/1/2005                                                  AAA        104,180           2                      104,182
Puerto Rico, Industrial, Medical & Environmental
Revenue Bonds:
(American Airlines), Series A,
  8.750% due 12/1/2025                                               Baa1*                                2,173,613     2,173,613
(St. Luke's Hospital Project), Series A,
  6.100% due 6/1/2001                                                  A-                                   543,694       543,694
Puerto Rico Municipal Finance Agency, Series A,
  8.250% due 7/1/2008                                                  A-                                   946,000       946,000
---------------------------------------------------------------------------------------------------------------------------------
                                                                               1,031,680       1,252     14,406,869    15,439,801
---------------------------------------------------------------------------------------------------------------------------------
                                                                              91,207,288     133,265    644,748,679   736,089,232
---------------------------------------------------------------------------------------------------------------------------------


New York, New York, General Obligation Bonds:
Housing Develeopment
due 1/1/23                                                             A+                                 2,800,000     2,800,000
New York Energy Research and Development, Niagara Mohawk,
Series A,
  4.05% due 7/1/15                                                    A1+        700,000           -                      700,000
New York City Municipal Water Finance Authority,                     VMIG1*
Series G, FGIC-Insured,                                                          600,000           -                      600,000
   4.00% due 6/15/24

Commonwealth of Puerto Rico,
Government Development Bank,
  3.800% due 12/1/2015 ++                                             AA+                                   400,000       400,000
---------------------------------------------------------------------------------------------------------------------------------
                                                                               1,300,000           -      3,200,000     4,500,000
---------------------------------------------------------------------------------------------------------------------------------
                                                                             $92,507,288    $133,265   $647,948,678  $740,589,231

                  See Notes to Pro-Forma Financial Statements
                                                                              16

                            SMITH BARNEY MUNI FUNDS

                                    PART C

                               OTHER INFORMATION


Item 15.       Indemnification

               The response to this item is incorporated by reference to "Liability of Directors/Trustees" under the caption "Information on Shareholder's Rights" in Part A of this Registration Statement.

Item 16.       Exhibits  --   References are to Registrant's Registration
                              Statement on Form N-1A as filed with the Securities and Exchange Commission (File Nos. 2-
                              99861 and 811-4395) (the "Registration
                              Statement")

(1) (a) Registrant's Restated Declaration of Trust dated as of April 23, 1986 is incorporated by reference to Exhibit 1 to Pre-Effective Amendment No. 1 to the Registration Statement.

(1) (b) Instrument of the Trustees Establishing and Designating Classes of Shares of Certain Series of the Trust is incorporated herein by reference to Exhibit 1(b) to Post-Effective Amendment No. 24 to the Registration Statement.

(1) (c) Instruments of the Trustees Establishing and Designating Classes of Shares and Certain Series of the Trust dated March 26, 1993, June 4, 1993, March 4, 1994 and October 3, 1994, and Amendment to Declaration of Trust of the Registrant dated May 20, 1994.**

(2)            By-Laws of the Registrant are incorporated by reference to
               Exhibit 2 to Pre-Effective Amendment No. 2 to the Registration Statement.

(3)            Not Applicable.

(4) Agreement and Plan of Reorganization (included as Exhibit A to Registrant's Prospectus/Proxy Statement contained in Part A of this Registration Statement).*

(5)            Not Applicable.

(6) Management Agreement between the New York Portfolio, a portfolio of the Registrant, and Mutual Management Corp. is incorporated by reference to Exhibit 5(d) to Post-Effective Amendment No. 18 to the Registration Statement.

(7)            Distribution Agreement between Registrant and Smith Barney Inc.
               is incorporated by reference to Exhibit 6 to Post-Effective Amendment No. 7 to the Registration Statement.

(8)            Not Applicable.

(9) (a) Custodian Agreement between Registrant and PNC Bank is incorporated by reference to Exhibit 8 to Pre-Effective Amendment No. 1 to the Registration Statement.

(9) (b) Transfer Agency Agreement between Registrant and PFPC Inc. is incorporated by reference to Exhibit 9 to Post-Effective Amendment No. 12 to the Registration Statement.

(10) (a) Form of Plan of Distribution pursuant to Rule 12b-1 of Smith Barney Muni Funds, on behalf of the New York Portfolio.**

(10) (b) Form of Plan of Distribution pursuant to Rule 12b-1 with respect to Class A shares of the Registrant is incorporated by reference to Exhibit 15(n) to Post-Effective Amendment No. 34 to the Registration Statement.

(11) (a) Opinion and Consent of Sullivan & Cromwell with respect to legality.*

(11) (b) Opinion and Consent of Ropes & Gray with respect to certain matters under Massachusetts law.*

(12) Opinion and Consent of Willkie Farr & Gallagher with respect to tax matters.*

(13)           Not Applicable.

(14) (a)       Consent of Coopers & Lybrand L.L.P.*

(14) (b)       Consent of KPMG Peat Marwick LLP*

(15)           Not Applicable.

(16)           Powers of Attorney (included on signature page).**

(17) (a)       Form of Proxy Card.*

(17) (b) Registrant's Declaration pursuant to Rule 24f-2 is incorporated by reference to its initial Registration Statement.



*    Filed herewith.
**   Previously filed.


Item 17.               Undertakings

  (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                  SIGNATURES

          As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the registrant, in the City of New York and State of New York on the 24th day of October, 1995.

                              SMITH BARNEY MUNI FUNDS
                                on behalf of the NEW YORK
                                PORTFOLIO


                              By: /s/ Heath B. McLendon
                                    Heath B. McLendon
                                     Chairman of The Board and
                                      Chief Executive Officer

          As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                      Title                               Date

/s/ Heath B. McLendon        Chairman of the                October 24, 1995
Heath B. McLendon            Board and Chief
                             Executive Officer


/s/ Lewis E. Daidone         Treasurer (Chief Financial     October 24, 1995
Lewis E. Daidone             and Accounting Officer)


         *                   Trustee                        October 24, 1995
Ralph D. Creasman


         *                   Trustee                        October 24, 1995
Joseph H. Fleiss


         *                   Trustee                        October 24, 1995
Donald R. Foley

       *                    Trustee                         October 24, 1995
Francis P. Martin


         *                  Trustee                         October 24, 1995
Roderick C. Rasmussen


         *                  Trustee                         October 24, 1995
John P. Toolan


         *                  Trustee                         October 24, 1995
C. Richard Youngdahl



*By: /s/ Caren A. Cunningham
     Caren A. Cunningham
     Attorney-in-fact

                                 EXHIBIT INDEX

Exhibit Number Description                                      Page

(1) (c)        Instruments of the Trustees Establishing               **
               and Designating Classes of Shares and
               Certain Series of the Trust dated
               March 26, 1993, June 4, 1993, March 4, 1994
               and October 3, 1994, and Amendment to
               Declaration of Trust of the Registrant
               dated May 20, 1994.

(4)            Agreement and Plan of Reorganization                   *
               (included as Exhibit A to Registrant's
               Prospectus/Proxy Statement contained in Part A of this Registration Statement).

(10) (a)       Plan of Distribution pursuant to Rule 12b-1            **
               of Smith Barney Muni Funds on behalf of the New York Portfolio.

(11) (a)       Opinion and Consent of Sullivan & Cromwell             *
               with respect to legality.

(11) (b)       Opinion and Consent of Ropes & Gray                    *
               with respect to certain matters under
               Massachusetts law.

(12)           Opinion and Consent of Willkie Farr &
               with respect to tax matters.

(14) (a)       Consent of Coopers & Lybrand L.L.P.                    *

(14) (b)       Consent of KPMG Peat Marwick LLP                       *

(16)           Powers of Attorney (included on signature page)        **

(17) (a)       Form of Proxy Card.                                    *
________________

*  Filed herewith.
** Previously filed.